Crescent Real Estate Equities Company

2004 Annual Report and Form 10-K



QUICK FACTS

NYSE ticker: CEI

Company headquarters in Fort Worth, Texas

Initial Public Offering in 1994

78 office properties owned and managed with 31.6 million square feet of rentable space

Five world-class luxury resorts and spas

Four upscale residential development corporations

2004 total shareholder return: 16.8%

Market capitalization (including consolidated debt) at December 31, 2004: $4.8 billion

MARKET SNAPSHOT


● Office Properties
■ Upscale Residential Development Properties
★ Upscale Business-Class Hotels
▲ Luxury Resorts and Spas

OFFICE

	NUMBER OF PROPERTIES	TOTAL PORTFOLIO SQUARE FOOTAGE (IN MILLIONS)	EFFECTIVE OWNERSHIP IN CRESCENT'S PRO RATA SHARE OF SQUARE FOOTAGE (%)
Dallas	19	9.4	27
Houston	23	12.4	33
Austin	8	2.0	7
Denver	7	2.2	10
Miami	6	1.8	6
Las Vegas	8	1.1	5
Other	7	2.7	12
	78	**31.6**	**100**

LUXURY RESORTS AND SPAS

	LOCATION	ROOMS/GUEST NIGHTS
Canyon Ranch – Tucson	Tucson, AZ	259
Canyon Ranch – Lenox	Lenox, MA	212
Park Hyatt Beaver Creek Resort & Spa	Avon, CO	275
Fairmont Sonoma Mission Inn & Spa	Sonoma, CA	228
Ventana Inn & Spa	Big Sur, CA	62
		1,036

UPSCALE BUSINESS-CLASS HOTELS

	LOCATION	ROOMS
Denver Marriott City Center	Denver, CO	613
Omni Austin Hotel	Austin, TX	375
Renaissance Houston Hotel	Houston, TX	388
		1,376

GROSS REAL ESTATE ASSETS


Office: 60%
Upscale Residential Developments: 15%
Resorts/Hotels: 12%
Other Investments: 13%

UPSCALE RESIDENTIAL DEVELOPMENTS

	LOCATION	LOTS/UNITS REMAINING
Desert Mountain	AZ	123
Crescent Resort Development	CO, CA	3,850
		3,973

Crescent at a Glance

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31, (dollars in thousands, except share data)	2004	2003	2002	2001	2000
OPERATING DATA					
Total property revenue	**$ 978,761**	$ 871,716	$ 933,016	$ 590,264	$ 662,863
Income from property operations	**316,771**	303,940	340,852	348,884	419,441
Income (loss) from continuing operations before minority interests and income taxes	**189,278**	61,942	78,098	(10,605)	294,584
BASIC EARNINGS PER COMMON SHARE:					
Net income (loss) available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 1.35**	$ 0.03	$ 0.39	$ (0.39)	$ 1.99
Net income (loss) available to common shareholders – basic	**1.43**	–	0.63	(0.17)	2.05
DILUTED EARNINGS PER COMMON SHARE:					
Net income (loss) available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 1.34**	$ 0.03	$ 0.39	$ (0.38)	$ 1.96
Net income (loss) available to common shareholders – diluted	**1.42**	–	0.63	(0.17)	2.02
BALANCE SHEET DATA (at period end)					
Total assets	**$ 4,037,764**	$ 4,314,463	$ 4,289,433	$ 4,142,149	$ 4,543,318
Total debt	**2,152,255**	2,558,699	2,382,910	2,214,094	2,271,895
Total shareholders' equity	**1,300,250**	1,221,804	1,354,813	1,405,940	1,731,327
OTHER DATA					
Cash distribution declared per common share	**$ 1.50**	$ 1.50	$ 1.50	$ 1.85	$ 2.20
Weighted average common shares and units outstanding – basic	**116,747,408**	116,634,546	117,523,248	121,017,605	127,535,069
Weighted average common shares and units outstanding – diluted	**116,965,897**	116,676,242	117,725,984	122,544,421	128,731,883
Funds from operations available to common shareholders – diluted – NAREIT definition[1]	**$ 95,723**	$ 174,762	$ 221,284	$ 155,412	$ 317,548

[1] Funds from operations, or FFO, is a supplemental non-GAAP financial measurement used in the real estate industry to measure and compare the operating performance of real estate companies, although those companies may calculate funds from operations in different ways. The National Association of Real Estate Investment Trusts (NAREIT) defines funds from operations as Net Income (Loss) determined in accordance with generally accepted accounting principles (GAAP), excluding gains (losses) from sales of depreciable operating property, excluding extraordinary items (determined by GAAP), plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. We calculate FFO available to common shareholders – diluted – NAREIT definition in the same manner, except that Net Income (Loss) is replaced with Net Income (Loss) Available to Common Shareholders and we include the effect of Operating Partnership unitholder minority interests. We calculate Adjusted Funds From Operations Available to Common Shareholders – diluted (FFO) by excluding the effect of impairment charges related to real estate assets and by excluding the effect of the extinguishment of debt related to real estate asset sales.



Crescent Real Estate Equities Company is a real estate investment trust, trading on the New York Stock Exchange since its initial public offering in 1994. Crescent extends its real estate investment management expertise to its premier Class A office portfolio, as well as its other strategic investments in world-class resorts and spas, including Canyon Ranch®, and upscale residential developments.



LETTER TO SHAREHOLDERS

We are pleased to report that as a result of recently completed strategic transactions, the value of your investment in Crescent has been enhanced, and we are well positioned to now deliver earnings growth in the near future. We anticipate growing our earnings and share value by reinvesting the substantial capital that was produced by these strategic transactions, as well as realizing projected growth in our core businesses. Importantly, our business model has been adapted to the new environment we face in the real estate industry, an environment where capital is plentiful and acquisitions are competitive. Our goal of transitioning to a real estate investment management company is taking shape with more than $2.2 billion of assets managed in joint venture structures with institutional partners, representing an increase of 120% over 2003. Execution of our joint venture strategy is allowing us to be more competitive in acquiring properties and is enhancing the return from our office portfolio.

OUR STRATEGY SUMMARIZED

Our strategy has two key elements. First, we seek to capitalize on our award-winning office management platform. We intend to accomplish this by investing in premier office properties in select markets that offer attractive returns on invested capital. We ultimately look to joint venture the majority of our existing office investments with partners that share our long-term view on the investment and are willing to appropriately compensate us for our expertise. We manage and lease virtually every property in which we invest. We are willing to selectively develop new office properties where we see the opportunity for appropriate returns and where risk is mitigated through substantial pre-leasing. Additionally, we will provide mezzanine financing to other office investors where we see attractive returns relative to owning the equity. The underwriting of these investments is performed by our acquisition team, no different than a direct acquisition.

PENSION FUND CAPITAL

We have adapted our strategy to embrace a phenomenon in the real estate industry. Pension funds are attracted to the more predictable returns offered by real estate to meet the needs of retiring baby boomers. As a result, these institutions are acquiring more direct real estate, often with partners who are known for their real estate management expertise, such as Crescent.

SOURCES: Money Market Directory, Rosen Consulting Group, as data appears in *2005 Emerging Trends in Real Estate* published by Urban Land Institute.

Second, we invest in real estate businesses that offer returns equal to or superior to what we are able to achieve in our office investments. We have executed this strategy successfully throughout our history and have developed very profitable relationships, which we will continue to grow. The majority of these investments focus on capitalizing on the substantial buying power of the aging baby boomer. For example, we develop and sell residential properties in resort locations primarily through Harry Frampton and his East West Partners development team. Additionally, our investments in Canyon Ranch and Desert Mountain target the same customer base.

2004 ACCOMPLISHMENTS

While we did not match up to the NAREIT All Equity Index performance for the year of 31.6%, or the average return of our large-cap office REIT peers of 23.3%, we were very competitive with the broader market. Total return to our shareholders in 2004 was 16.8%, up from 13.4% in 2003. A substantial portion of our return was in cash with our dividend making up 10.2 points of the 16.8% total return. Even more important, the strategic transactions of 2004 dramatically enhanced net income available to common shareholders to more than $141 million. These transactions position our company for significant growth in the future.

$1.2 Billion in Office Joint Ventures

Last year, we told the marketplace that we intended to grow our office joint ventures by 1x to 1.5x the then-current level of approximately $1 billion in valuation by the end of 2005. We exceeded our goal by closing over $1.2 billion in joint ventures of select trophy assets in the fourth quarter of 2004. Landmark properties previously wholly-owned by Crescent – The Crescent®, Fountain Place® and Trammell Crow Center in Dallas, and Houston Center and Post Oak Central in Houston – were joint ventured with pension funds represented by JPMorgan Asset Management and General Electric Pension Trust. We remain the owner of approximately 24% of the 7.9 million square-foot collection, we are earning fees for management and leasing services provided to the partnerships, and we have the opportunity to earn a promoted interest of up to 54%. As a result of these joint ventures, we recorded $266 million in gains, reduced secured debt by $572 million and received cash of $316 million, which may be used for new investments.

Canyon Ranch Restructure and New Investor Capital

Our investment in the Canyon Ranch resorts has consistently performed since we initially invested in 1996. Since then, we additionally exercised our option to purchase a 30% interest in the Canyon Ranch brand. We have found that the Canyon Ranch brand has significant value and have identified a number of opportunities to selectively grow the brand. To exploit these growth opportunities, we, along with our partners, the founders of Canyon Ranch, simplified our collective investments by combining the resort properties, the brand and the management company under common ownership.

Under our simplified structure announced in late 2004 and completed in January 2005, Crescent owns 48% of the combined Canyon Ranch assets, including the brand, while the founders own the remaining 52%. In addition, the new company raised $205 million in new capital, comprised of $110 million in convertible preferred units and $95 million in secured debt. The new company retained $50 million for investment in its growth plan. As a result of this transaction, we paid down 100% of our Canyon Ranch related debt, or $38 million, and generated net cash of $54 million. Most importantly, we have reduced our economic investment to nearly $30 million and we will share in all aspects of future growth.



$7
5
3
1
TOTAL PENSION FUND ASSETS $TRILLION
5%
3
1
% PENSION FUND ASSETS IN EQUITY REAL ESTATE
88
92
96
00
04

AmeriCold Restructure and New Investor Capital

In November 2004, Crescent and Vornado Realty Trust (our 60% partner in the real estate) announced the completion of a simplified structure for our collective investment in AmeriCold Logistics. Today, the real estate and the AmeriCold business is combined, a structure that became possible because of a private letter ruling received from the IRS in 2004. In addition, Crescent and Vornado have sold a 20.7% interest in the new entity for $145 million to The Yucaipa Companies, LLC, a very experienced partner with a proven track record in the industry.

You will recall that in early 2004, additional financing was put into place on the real estate, which reduced our investment in the AmeriCold businesses by $90 million. As a result of the recent restructuring and Yucaipa's investment, Crescent's investment was further reduced to $173 million, roughly half of what it was at the end of 2003. We are confident that our resulting 31.7% ownership in the combined company is more valuable under the new structure.

Office Acquisitions

During 2004 and early 2005, we acquired a total of 4.1 million square feet of Class A office properties, or approximately $700 million in total value. The most significant was reported in our 2003 Letter to Shareholders – our acquisition of the Hughes Center portfolio in Las Vegas for $242.5 million, with final closing occurring in the first quarter of 2004. After one year of operating the Hughes Center portfolio, we have increased occupancy from 90% to 98%. And to further capitalize on the growing demand of the market and the strength of Hughes Center as the dominant office address in Las Vegas, we have committed to a first phase office development of 255,000 square feet on land that we own within the complex. We plan to break ground in the third quarter of 2005 and complete the building in 2007.

Following the acquisition of the Hughes Center portfolio, we acquired a long list of impressive office properties, four of which are in new markets for us – Irvine, Atlanta and Seattle:

» The Alhambra – 317,566 square feet, 93% leased, Class A, Coral Gables submarket of Miami – for $72.3 million;

» DuPont Centre – 250,782 square feet, 90% leased, Class A, John Wayne Airport submarket of Irvine, California – for $54 million;

» Exchange Building – 295,525 square feet, 90% leased, Class A, downtown Seattle – for $52.5 million;

» Fulbright Tower – 1.2 million square feet, 49% leased, Class A, downtown Houston – for $101 million (in February 2005, the property was placed into a joint venture structure consistent with the rest of Houston Center);

» One Buckhead Plaza – 466,148 square feet, 90% leased, Class A, Buckhead submarket of Atlanta – for $130.5 million;

» One Live Oak – 201,488 square feet, 70% leased, Class A, Buckhead submarket of Atlanta – for $31.0 million;

» Peakview Tower – 264,149 square feet, 86% leased, Class A, Greenwood Village submarket of Denver – for $47.5 million.

Mezzanine Investments

At the end of 2004 and into 2005, we made three significant investments totaling $72 million in mezzanine loans on two office properties, one in Los Angeles and one in New York City, as well as on a resort complex in Florida. Two of the three loans bear interest that floats off of LIBOR, while the third loan is at a fixed rate. The current weighted average yield is approximately 11.8% on these loans. The loans have terms up to three years with extension options.

GROWTH IN JOINT VENTURES

We continue to execute our strategy of joint venturing office properties with pension funds and other institutional capital, which substantially increases our return on equity and makes us a more efficient acquirer. In fact, today we have 43% of our office portfolio in a joint venture structure, and we are seeing our immediate returns increase by 300 to 500 basis points, with the opportunity to earn promotes in the future.



TOTAL ASSET VALUE OF CRESCENT'S JOINT VENTURES $BILLION
$2.5
1.5
0.5
13.7 million ft.²
$2.2 billion
00
01
02
03
04
15
9
3
CRESCENT'S JOINT VENTURE SQUARE FOOTAGE IN MILLIONS

Fourth Consecutive National "A" Customer Service Award Winner
We were honored for the fourth year in a row with the National Commercial Real Estate Customer Service Award for Excellence, an annual competition sponsored by CEL & Associates, Inc. Crescent was named one of the top five real estate companies in the United States for customer service. This award validates our focus on providing exceptional service to our customers and, additionally, it enhances our ability to attract high-quality institutions to invest with us in office properties.

Residences at Ritz Carlton® Dallas
In 2004, we announced our intention to partner with Ritz Carlton on a new hotel and residential development in Dallas, the first Ritz Carlton in Texas. A Robert A.M. Stern design, the 216-room, 70-residence development will be located adjacent to The Crescent in Dallas on Crescent-owned land. We are pleased to report that the residences attracted reservations at a rate more than double what we had anticipated. The residences are priced at $800,000 to $6+ million and are substantially pre-sold, with more than 60% of them under contract and additional units under letter of intent. The $196 million project is scheduled to break ground in mid-2005 and be completed in the fall of 2007.

Dispositions
An ongoing strategy since 1999 has been to prune our portfolio of office properties or other investments that do not meet our return requirements. We have now sold or joint ventured more than $3 billion in assets since beginning the program in 1999 and recognized $515 million in net gains, while an additional $100 million in gains has been deferred. During 2004 and early 2005, we sold approximately $125 million of office properties, as well as the Hyatt Albuquerque business-class hotel for $32 million in proceeds.

Also included in our disposition program are various parcels of non-income producing land, which we do not intend to develop. During 2004, we sold a total of 13.6 acres in Houston for $38 million in proceeds and $17 million in net gain. Total land sales since 1999 have exceeded $110 million, with gains realized of over $54 million. Our non-income producing land position remains at 109 acres, carrying a book value of $64 million.

STRATEGIC REVIEW BY INVESTMENT SEGMENT

Office
Our office investments total $2.7 billion, or 60% of our total real estate assets at the end of 2004. After completing the most recent joint ventures in 2004, 43% of our office properties are in a joint venture structure with institutional partners.

Institutional investors continue to increase their allocation to direct ownership of real estate. Our recent joint venture activity accelerates our progress in becoming a significant manager of this institutional capital. The preferred structure of these institutions is to partner with an experienced operator who is willing to make a significant co-investment. We have been extensively enhancing both our office management team and our reporting systems in order to attract and retain the business of institutions such as JPMorgan Asset Management and General Electric Pension Trust. As we have consistently maintained, we believe this partnering makes us more competitive in acquiring new properties, and it enhances our return on equity by 300 to 500 basis points when compared to the returns we receive as a 100% owner. Additionally, we believe that the promote structure will prove to be very valuable over the next three to five years. We intend to continue to joint venture more assets in our portfolio, which will enable us to further increase our return on equity as well as gain access to equity for reinvestment. Total equity in properties yet to be joint ventured is approximately $1.7 billion, which provides meaningful capacity for reinvestment and earnings growth.

In terms of geographic focus, we continue to favor the southern half of the United States, extending up the western coastline. Put another way, we prefer markets that are projected to lead the nation in job growth – the prime catalyst for an office market recovery. Markets such as Dallas, Houston, Austin, Los Angeles and Las Vegas consistently rank as projected leaders in job growth. These markets should benefit relatively quickly from continued economic recovery given their low levels of new construction activity.

At the end of 2004, our total office portfolio of 31.6 million square feet was 89.8% leased and 88.5% occupied, up from 2003 levels of 86.4% leased and 84.0% occupied. Our goal over the next three years is to increase our office occupancy to a minimum of 93%. We expect same-store net operating income to grow 3% to 5% per year over the next three years and lease concessions to decrease. Many factors contribute to the success of these goals, the most significant being the return of meaningful job growth to our markets.

Resorts, Hotels and Canyon Ranch

We have $500 million, or 12% of total real estate assets, allocated to our five resorts and three business-class hotels. In addition to the Canyon Ranch investment that was discussed earlier, we own the Park Hyatt Beaver Creek Resort & Spa in Colorado, Fairmont Sonoma Mission Inn & Spa and Ventana Inn & Spa in California, and three remaining business-class hotels, which are integral components of office properties that we own.

During 2004, our resorts experienced slight growth as revenue per available room moved up from $311 in 2003 to $331 in 2004. Ninety-seven rooms at Fairmont Sonoma Mission Inn & Spa and 13 rooms at the 62-room boutique Ventana Inn & Spa were under renovation for more than half of 2004, which should provide for even better performance in 2005.

Over the next three years, we expect resorts and hotels to continue to recover to pre-9/11 performance levels. This means that average occupancy for all properties, excluding our Canyon Ranch investment, would grow to 70%, an increase from 2004's 64%; average daily rate would grow 3% to 6% per year; and revenue per available room would grow 5% to 8% per year.

With the completion of the restructure we discussed earlier, we believe Canyon Ranch is well positioned for significant growth in the coming years. Canyon Ranch anticipates that a large portion of this growth will come from the addition of several Canyon Ranch Living communities. The focal point of these communities is a large, comprehensive wellness facility that will offer the services and programming for which Canyon Ranch is famous – spa, fitness, health and healing services, and gourmet healthy cuisine. The remainder of the community could include a combination of Canyon Ranch branded and managed condominiums or home sites, a hotel and retail shops.

Canyon Ranch partners with developers on these projects and earns fees for the licensing of the brand name, design and technical services, and the ongoing management of the facilities. Canyon Ranch is not the developer or owner of the projects and typically invests little or no capital. Canyon Ranch currently has one such development under construction in Miami Beach, which is enjoying great success. A project for a similar development in suburban Washington, D.C., is under agreement, and numerous others are under consideration.

2005–2008 PROJECTED EMPLOYMENT GROWTH

Crescent current and targeted markets rank higher than most other major markets in the country for projected employment growth. As a result, we believe that the increased demand for office space will translate into occupancy growth, and ultimately, rental rate growth, for our portfolio over the next few years.

SOURCE: Fourth quarter 2004 forecasts from REIS, Inc.

Further growth in the Canyon Ranch business is also expected from the renovation and expansion of the existing properties and other potential opportunities to market and license the well-recognized Canyon Ranch brand name.

Residential Development

Crescent's investment in the upscale residential development business is $679 million, or 15% of our total real estate assets. With more than 20 different projects under development or planned, the most significant in terms of future cash flow is our investment in Tahoe Mountain Resorts in California. This development is a partnership with East West Partners and is composed of more than 2,500 total lots and units, which is approximately $3.5 billion in total real estate sales over a ten-year-plus period. During 2004, the first full year the Tahoe development was being marketed, sales were better than expected. Since 2003, more than 300 lots and units have been sold or are under contract, generating total revenues of more than $200 million. Internal rates of return on these initial Tahoe development projects are proving to be more than 20%, which is in line with our historical ten-year track record in the residential development business. We also expect it to be a long-term source of earnings and cash flow growth as new Tahoe projects are designed and developed.

All of Crescent's residential development projects, including Tahoe and other mountain resorts, Denver developments and Desert Mountain in Scottsdale, Arizona, have a net present equity value of $667 million, using a 12% discount rate, compared to our invested equity of $507 million. We view our residential investments as a business and believe that, beyond the net present value of existing projects, there is substantial enterprise value in our exclusive relationships with the development teams and our collective ability to identify and develop new projects.

CRESCENT'S FUTURE

We internally refer to the transactions we accomplished in 2004 as a "light switch." Collectively, they enabled us to pay down over $900 million in debt and generate almost $500 million in cash for future investment. As a result, our balance sheet is much stronger, our returns on existing assets are positioned to improve, and we expect to experience growth in earnings and net asset value as available cash is reinvested.

In February 2005, we pointed to a bold target of $2.00 per share in reportable earnings, or funds from operations, by 2007. That target is based on the assumption that 1) our office markets outperform national averages in job growth, and therefore occupancy growth; 2) our resorts return to historical performance levels and Canyon Ranch's brand expansion reaches expectations; 3) residential development activity continues to be harvested according to plan; and 4) we successfully reinvest our available cash. From our vantage point today, it is reasonable to believe that each of these assumptions will be achieved, assuming a stable to growing economy and barring disruption in the capital markets from any catastrophic domestic or world event.

If we are successful in hitting our earnings target, our common dividend would once again be covered by operating cash flow. Until then, however, we have sufficient liquidity to support the dividend – cash generated from our residential business. In fact, over the next three years, we project that more than $400 million of net cash will be received from the residential business.


CEI MARKETS
TARGET MARKETS
OTHER MARKETS
% EMPLOYMENT GROWTH
16
12
8
4
Overall U.S. market average
Austin
Phoenix
Atlanta
Orange County
Las Vegas
San Diego
Seattle
Fort Worth
Dallas
Houston
Washington, DC
Portland
Denver
Chicago
Miami
Los Angeles
San Francisco
Boston
New York
Philadelphia

CRESCENT PARTNERS WITH THE COMMUNITY

Just as business partnerships are very important to us, so is community involvement, and we have demonstrated our commitment to this core value throughout the years. In particular, we are extremely proud of our signature community partnership program, FACES of Change℠. Through FACES of Change, Crescent customers, employees and business partners form three-year partnerships with select local elementary schools in need. Since 1997, this innovative program has generated more than $1.25 million in funding, services and supplies for more than 61 schools across the country, and its volunteers have donated more than 35,000 hours. In 2004, 39 Crescent properties were partnered with 28 schools. Together, we are helping to open the door to the future for children.

To celebrate our 10th year as a public company in 2004, Crescent has donated funds to a library in each of its major markets. Public libraries serve as cornerstones for education in the community, providing access to technology for many children and families who may not have those resources otherwise available. To continue our theme of supporting education and children in need, Crescent's total donation of approximately $100,000 will be designated to children's services and collections in these libraries.

GRATITUDE

We recognize that we are not alone in making Crescent the success that it is today. To our board of trust managers, we appreciate your continued guidance and support of our strategy. To our partners, we realize that relationships are critical to our success, and we are fortunate to be partnered with the best. To our employees, thank you for your tireless execution of our strategy, in particular, the "light switch" transactions of 2004. And to our shareholders, thank you for your continued vote of confidence.

John C. Goff
Vice Chairman and Chief Executive Officer
April 29, 2005

Dennis H. Alberts
President and Chief Operating Officer
April 29, 2005





Our joint venture strategy fuels both growth and profitability for Crescent. By freeing up capital that we can reinvest at higher rates of return, joint ventures help to fund ongoing portfolio expansion. In addition, joint ventures allow us to capitalize on our award-winning office management platform, while at the same time improving return on equity to our shareholders.

Following are some of our 2004 joint venture highlights.

JPMorgan Asset Management

JPMorgan Asset Management ("JPMorgan") has been on the forefront of many pension fund investors in the pursuit of owning more direct commercial real estate. They have chosen to invest alongside Crescent for many reasons, one of which is that we carry an impressive reputation for our customer service and expertise in Class A office management and leasing. JPMorgan also respects our acquisition expertise and respects the fact that our real estate investment management strategy is built on the foundation of co-investment, meaning we are owners, not simply third-party managers with passive interests in the properties. In fact, we own, on average, 28% of the equity in our entire joint venture portfolio. JPMorgan first invested with Crescent back in 2001 with the joint venture of our state-of-the-art Five Houston Center office development. Today, we hold a total of 9.8 million square feet in joint venture with JPMorgan, which is more than a third of our entire office portfolio. JPMorgan is proud to co-own such a prestigious portfolio, which includes trophy assets such as The Crescent, Fountain Place and Trammell Crow Center in downtown Dallas, Houston Center and Post Oak Central in Houston, and Miami Center in downtown Miami.

TRAMMELL CROW CENTER / DALLAS, TEXAS



PROPERTIES

Dallas
Trammell Crow Center
Fountain Place
The Crescent

Houston
Post Oak Central
Houston Center
BriarLake Plaza
Five Houston Center

Miami
Miami Center

THE CRESCENT / DALLAS, TEXAS



General Electric Pension Trust

General Electric Pension Trust ("GEPT") has been a leader among institutions who have a long-term commitment to allocations in direct commercial real estate. Crescent has been a co-investor of choice, not only because of our reputation in the marketplace but also because GEPT values our ability to acquire the right office assets, in the right markets, at the right time. The depth of our market research and investment expertise is among the best in the industry. For example, we acquired our newest Houston property, Fulbright Tower, formerly known as Chevron Tower, at a substantial discount to replacement cost. GEPT, alongside JPMorgan, immediately acted to co-invest in the asset. Today, we have 7.5 million square feet in joint venture with GEPT, including The Crescent in Dallas, Houston Center and Post Oak Central in Houston, Bank One Tower in Austin, and Three and Four WestLake Park in suburban Houston.

HOUSTON CENTER / HOUSTON, TEXAS



PROPERTIES

Dallas
The Crescent

Houston
Post Oak Central
Houston Center
Three WestLake Park
Four WestLake Park
Five Post Oak Park

Austin
Bank One Tower

POST OAK CENTRAL / HOUSTON, TEXAS



Canyon Ranch Company

Canyon Ranch, founded by Melvin and Enid Zuckerman and Jerold Cohen, has set the standard for health and fitness resorts and spas all over the world since 1979. Crescent initially invested in the business in 1996 when we acquired the Canyon Ranch Tucson resort, and subsequently, the Lenox, Massachusetts, property. Through the years, our investment has created significant value for our shareholders, but it became more and more evident that the real growth of Canyon Ranch resided in the brand itself. In 2004, we worked with the founders to create a new structure, one in which we could share in future brand expansion. Today, we own 48% of all Canyon Ranch assets, inclusive of our two original resort investments and the Canyon Ranch brand. From enhanced Canyon Ranch SpaClub operations like the spas on the Queen Mary II oceanliner and at the Venetian Hotel in Las Vegas, and Canyon Ranch Living condominiums developments, such as the one currently underway in Miami, to a line of Canyon Ranch retail products, the brand expansion opportunities are extraordinary.

CANYON RANCH RESORT AND SPA / LENOX, MASSACHUSETTS



East West Partners

Harry Frampton, Managing Partner of East West Partners, has over 35 years of experience in mountain and urban real estate development. As their primary financial partner, Crescent has developed $1.5 billion in projects with East West Partners since 1994. Looking back on more than ten years of success, each of the 19 completed projects has been profitable, earning a combined average return of more than 30%. The most significant East West Partners project underway today is located in the northern Lake Tahoe area and is composed of four distinct residential communities: Old Greenwood, The Village, The Highlands and Gray's Crossing. Old Greenwood includes single family homesites, as well as shared ownership of cabins and townhomes. In addition, it is the home of a Jack Nicklaus Signature golf course. The Village includes condominium developments located at the base of Northstar ski resort. The Highlands includes ski-in, ski-out condominiums on the mountain at Northstar. We are also developing the Tahoe Mountain Club, which will include three signature golf courses, lakeside and mountain dining and exclusive skier services. Over the next ten years, we will have the opportunity to develop in excess of 2,300 residential units in Tahoe, with anticipated total sales exceeding $2 billion.

HORIZON PASS / BACHELOR GULCH, COLORADO



Senior Management

JOHN C. GOFF
Vice Chairman and
Chief Executive Officer

DENNIS H. ALBERTS
President and
Chief Operating Officer

JERRY R. CRENSHAW, JR.
Managing Director and
Chief Financial Officer

DAVID M. DEAN
Managing Director,
Law and Administration

THOMAS G. MILLER
Managing Director, Investments

KENNETH S. MOCZULSKI
Managing Director, Investments

JANE E. MODY
Managing Director,
Capital Markets

JANE B. PAGE
Managing Director,
Asset Management and Leasing

JOHN L. ZOGG, JR.
Managing Director,
Asset Management and Leasing

ROBERT H. BOYKIN
Senior Vice President, Leasing

JOSEPH D. DOBBS
Senior Vice President,
Asset Management

MICHAEL S. LEWIS
Senior Vice President, Leasing

CHRISTOPHER T. PORTER
Senior Vice President
and Treasurer

SUZANNE K. STEVENS
Senior Vice President
and Controller

JAMES H. WILSON
Senior Vice President,
Asset Management

From left to right: James H. Wilson, Jerry R. Crenshaw, Jr., Suzanne K. Stevens, John L. Zogg, Jr., Robert H. Boykin, Michael S. Lewis, Jane E. Mody, Christopher T. Porter, David M. Dean, Joseph D. Dobbs, Kenneth S. Moczulski, Jane B. Page, Thomas G. Miller





Crescent Real Estate Equities Company
2004 Form 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2004.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from _____ to

Commission File Number 1-13038

CRESCENT REAL ESTATE EQUITIES COMPANY
(Exact name of registrant as specified in its charter)

TEXAS	52-1862813
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

777 Main Street, Suite 2100, Fort Worth, Texas 76102
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code (817) 321-2100

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Shares of Beneficial Interest par value $0.01 per share	New York Stock Exchange
Series A Convertible Cumulative Preferred Shares of Beneficial Interest par value $0.01 per share	New York Stock Exchange
Series B Cumulative Redeemable Preferred Shares of Beneficial Interest par value $0.01 per share	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past ninety (90) days.
[X] YES [ ] NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
[X] YES [ ] NO

As of June 30, 2004, the aggregate market value of the 92,476,149 common shares held by non-affiliates of the registrant was approximately $1.5 billion.

Number of Common Shares outstanding as of March 2, 2005:	99,820,354
Number of Series A Preferred Shares outstanding as of March 2, 2005:	14,200,000
Number of Series B Preferred Shares outstanding as of March 2, 2005:	3,400,000

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be filed with the Securities and Exchange Commission for Registrant's 2005 Annual Meeting of Shareholders to be held in June 2005 are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

References to "we," "us" or "our" refer to Crescent Real Estate Equities Company and, unless the context otherwise requires, Crescent Real Estate Equities Limited Partnership, which we refer to as our Operating Partnership, and our other direct and indirect subsidiaries. We conduct our business and operations through the Operating Partnership, our other subsidiaries and our joint ventures. References to "Crescent" refer to Crescent Real Estate Equities Company. The sole general partner of the Operating Partnership is Crescent Real Estate Equities, Ltd., a wholly-owned subsidiary of Crescent Real Estate Equities Company, which we refer to as the General Partner.

GENERAL

We operate as a real estate investment trust, or REIT, for federal income tax purposes and provide management, leasing and development services for some of our properties.

At December 31, 2004, our assets and operations consisted of four investment segments:

» Office Segment;
» Resort/Hotel Segment;
» Residential Development Segment; and
» Temperature-Controlled Logistics Segment.

Within these segments, we owned in whole or in part the following operating real estate assets, which we refer to as the Properties:

» ***The Office Segment*** consisted of 78 office properties, which we refer to as the Office Properties, located in 29 metropolitan submarkets in eight states, with an aggregate of approximately 31.6 million net rentable square feet. Fifty-seven of the Office Properties are wholly-owned and twenty-one are owned through joint ventures, two of which are consolidated and nineteen of which are unconsolidated.

» ***The Resort/Hotel Segment*** consisted of five luxury and destination fitness resorts and spas with a total of 1,036 rooms/guest nights and three upscale business-class hotel properties with a total of 1,376 rooms, which we refer to as the Resort/Hotel Properties. Seven of the Resort/Hotel Properties are wholly-owned and one is owned through a joint venture that is consolidated.

» ***The Residential Development Segment*** consisted of our ownership of common stock representing interests of 98% to 100% in four residential development corporations. These Residential Development Corporations, through partnership arrangements, owned in whole or in part 23 upscale residential development properties, which we refer to as the Residential Development Properties.

» ***The Temperature-Controlled Logistics Segment*** consisted of our 31.7% interest in AmeriCold Realty Trust, or AmeriCold, a REIT. As of December 31, 2004, AmeriCold operated 103 facilities, of which 87 were wholly-owned, one was partially-owned and fifteen were managed for outside owners. The 88 owned facilities, which we refer to as the Temperature-Controlled Logistics Properties, had an aggregate of approximately 443.7 million cubic feet (17.6 million square feet) of warehouse space. AmeriCold also owned two quarries and the related land.

See Note 3, "Segment Reporting," included in Item 8, "Financial Statements and Supplementary Data," for a table showing selected financial information for each of these investment segments for the three years ended December 31, 2004, 2003 and 2002, and total assets, consolidated property level financing, consolidated other liabilities and minority interests for each of these investment segments at December 31, 2004 and 2003.

See Note 1, "Organization and Basis of Presentation," included in Item 8, "Financial Statements and Supplementary Data," for a table that lists our principal subsidiaries and the properties that they own.

See Note 9, "Investments in Unconsolidated Companies," included in Item 8, "Financial Statements and Supplementary Data," for a table that lists our ownership in significant unconsolidated joint ventures and investments as of December 31, 2004.

BUSINESS OBJECTIVES AND STRATEGIES

BUSINESS OBJECTIVES

Our primary business objective is to be the recognized leader in real estate investment management of premier commercial office assets and to allocate capital to high-yielding resort and residential real estate. We strive to provide an attractive return on equity to our shareholders, through our focus on increasing earnings, cash flow growth and predictability, and continually strengthening our balance sheet. We also strive to attract and retain the best talent available, to align their interests with the interests of our shareholders and to empower management through the development and implementation of a cohesive set of operating, investing and financing strategies.

OPERATING STRATEGIES

We seek to enhance our operating performance by distinguishing ourselves as the recognized leader in real estate investment management of premier commercial office assets.

Our operating strategies include:

- » using our operating platform to provide superior asset management services to institutional partners in our joint venture office assets;
- » operating the Office Properties as long-term investments;
- » providing exceptional customer service;
- » increasing occupancies, rental rates and same-store net operating income while continuing to limit tenant concessions to market levels;
- » capitalizing on economies of scale through dominant market position; and
- » emphasizing brand recognition of our Class A Office Properties and luxury and destination fitness resorts and spas.

INVESTING STRATEGIES

We focus on investment opportunities primarily within the Office Segment in markets considered "demand-driven," or metropolitan areas expected to enjoy significant long-term employment and office demand growth. These investment opportunities are evaluated in light of our long-term investment strategy of investing in assets within markets with at least above national average economic expansion rates combined with significant office development supply constraints. We also focus on allocating capital in businesses which have experienced operators, particularly in premier residential development and resort real estate. Investment opportunities are expected to provide growth in earnings and cash flow after applying management skills, renovation and expansion capital and strategic vision.

Our investment strategies include:

- » capitalizing on strategic acquisition opportunities, including acquisitions with joint venture capital resources, primarily within our investment segments;
- » continually evaluating existing portfolio for potential joint-venture opportunities with institutional partners;
- » continually reviewing opportunities to maximize returns on assets through strategic dispositions of assets based on current and prospective market valuations;
- » allocating capital to residential development partners for opportunities that increase return on equity and add diversification to our portfolio;
- » investing in real estate-related securities and mezzanine debt to maximize returns on excess capital; and
- » evaluating future repurchases of our common shares, considering stock price, cost of capital, alternative investment options and growth implications.

FINANCING STRATEGIES

We employ a disciplined set of financing strategies to fund our operating and investing activities.

Our financing strategies include:

- » funding operating expenses and capital expenditures, debt service payments and distributions to shareholders and unitholders primarily through our cash flow from operations as well as return of capital from the Residential Development Segment;
- » taking advantage of market opportunities to refinance existing debt to reduce interest costs, maintaining a conservative debt maturity schedule and expanding our lending group;
- » minimizing our exposure to market changes in interest rates through fixed rate debt and interest rate swaps to limit floating rate debt; and
- » utilizing a combination of debt, equity, joint venture capital and strategic asset disposition alternatives to finance acquisition and development opportunities.

AVAILABLE INFORMATION

You can find our website on the Internet at www.crescent.com. We provide free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after electronically filed with or furnished to the Securities and Exchange Commission.

EMPLOYEES

As of March 2, 2005, we had approximately 747 employees. None of these employees are covered by collective bargaining agreements. We consider our employee relations to be good.

TAX STATUS

We have elected to be taxed as a REIT under Sections 856 through 860 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and operate in a manner intended to enable us to continue to qualify as a REIT. As a REIT, we generally will not be subject to corporate federal income tax on net income that we currently distribute to our shareholders, provided that we satisfy certain organizational and operational requirements including the requirement to distribute at least 90% of our REIT taxable income to our shareholders each year. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates. We are subject to certain state and local taxes.

We have elected to treat certain of our corporate subsidiaries as taxable REIT subsidiaries, each of which we refer to as a TRS. In general, a TRS may perform additional services for our tenants and may engage in any real estate or non-real estate business (except for the operation or management of health care facilities or lodging facilities or the provision to any person, under a franchise, license or otherwise, of rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax.

ENVIRONMENTAL MATTERS

We and our Properties are subject to a variety of federal, state and local environmental, health and safety laws, including:

- Comprehensive Environmental Response, Compensation, and Liability Act, as amended ("CERCLA");
- Resource Conservation & Recovery Act;
- Clean Water Act;
- Clean Air Act;
- Toxic Substances Control Act; and
- Occupational Safety & Health Act.

The application of these laws to a specific property that we own will be dependent on a variety of property-specific circumstances, including the former uses of the property and the building materials used at each property. Under certain environmental laws, principally CERCLA and comparable state laws, a current or previous owner or operator of real estate may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum product releases at the property. They may also be held liable to a governmental entity or third parties for property damage and for investigation and clean up costs such parties incur in connection with the contamination, whether or not the owner or operator knew of, or was responsible for, the contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The owner or operator of a site also may be liable under certain environmental laws and common law to third parties for damages and injuries resulting from environmental contamination emanating from the site. Such costs or liabilities could exceed the value of the affected real estate. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral.

Our compliance with existing environmental, health and safety laws has not had a material adverse effect on our financial condition or results of operations, and management does not believe it will have such an effect in the future. To further protect our financial interests regarding environmental matters, we have in place a Pollution and Remediation Legal Liability insurance policy which will respond in the event of certain future environmental liabilities. In addition, we are not aware of any outstanding or future material costs or liabilities due to environmental contamination at properties we currently own or owned in the past. However, we cannot predict the impact of new or changed laws or regulations on our current properties or on properties that we may acquire in the future.

INDUSTRY SEGMENTS

OFFICE SEGMENT

Ownership Structure

As of December 31, 2004, we owned or had an interest in 78 Office Properties located in 29 metropolitan submarkets in eight states, with an aggregate of approximately 31.6 million net rentable square feet. As lessor, we have retained substantially all of the risks and benefits of ownership of the Office Properties and account for the leases of our 59 consolidated Office Properties as operating leases. Fifty-seven of the Office Properties are wholly-owned and twenty-one are owned through joint ventures, two of which are consolidated and nineteen of which are unconsolidated. Additionally, we provide management and leasing oversight services for all of our Office Properties.

Recent Developments

Joint Ventures

During the year ended December 31, 2004, we contributed Office Properties (Houston Center, Post Oak Central, The Crescent, Fountain Place and Trammell Crow Center) to limited partnerships in which we have a 23.85% interest. Subsequent to December 31, 2004, we contributed 1301 McKinney Street and an adjacent parking garage to a limited partnership in which we have a 23.85% interest.

Purchases

During the year ended December 31, 2004, we purchased the following office properties:

» Peakview Tower in Denver, Colorado;
» 1301 McKinney Street in Houston, Texas;
» One Live Oak in Atlanta, Georgia;
» The Alhambra in Miami, Florida;
» Dupont Centre in Irvine, California;
» Six Office Properties and seven retail parcels within Hughes Center in Las Vegas, Nevada.

Subsequent to December 31, 2004, we purchased the Exchange Building in Seattle, Washington.

Sales

During the year ended December 31, 2004, we sold the following office properties:

» 12404 Park Central in Dallas, Texas;
» 5050 Quorum in Dallas, Texas;
» Addison Tower in Dallas, Texas;
» Ptarmigan Place in Denver, Colorado;
» Liberty Plaza in Dallas, Texas;
» 1800 West Loop South in Houston, Texas.

Subsequent to December 31, 2004, we sold Albuquerque Plaza in Albuquerque, New Mexico.

Market Information

The Office Property portfolio reflects our research-driven strategy of investing in first-class assets within markets that have significant potential for long-term rental growth. Within our selected submarkets, we have focused on premier locations that management believes are able to attract and retain the highest quality tenants and command premium rents. Consistent with our long-term investment strategies, we have sought new acquisitions that have strong economic returns based on in-place tenancy and/or strong value-creation potential given the market and Crescent's core competencies. Moreover, we have also sought assets with dominant positions within their markets and submarkets due to quality and/or location which mitigates the risks of market volatility. Accordingly, management's long-term investment strategy not only demands an acceptable current cash flow return on invested capital, but also considers long-term cash flow growth prospects. We apply a well-defined leasing strategy in order to capture the potential rental growth in our portfolio of Office Properties from occupancy gains within the markets and the submarkets in which we have invested.

In selecting the Office Properties, our research has analyzed demographic, economic and market data to identify metropolitan areas expected to enjoy significant long-term employment and office demand growth. The markets in which we are currently invested are projected to continue to exceed national employment and population growth rates, as illustrated in the following table. In addition, we consider these markets "demand-driven." Our research-based office investment strategy also includes metropolitan regions with at least above national average economic expansion rates combined with significant office development supply constraints. Additionally, our investment strategy seeks geographic and regional economic diversification within the universe of markets expected to experience excellent economic and office demand growth.

Projected Population Growth and Employment Growth for all Company Markets

METROPOLITAN STATISTICAL AREA	POPULATION GROWTH 2005-2007	EMPLOYMENT GROWTH 2005-2007
Atlanta, GA	7.5	7.4
Austin, TX	9.1	9.8
Colorado Springs, CO	5.2	4.9
Dallas, TX	6.4	6.7
Denver, CO	4.1	5.1
Fort Worth, TX	6.5	6.6
Houston, TX	5.1	5.8
Las Vegas, NV	11.6	8.2
Miami, FL	3.0	4.5
Orange County, CA	4.1	6.0
Phoenix, AZ	7.9	8.6
San Diego, CA	5.6	6.5
Seattle, WA	4.3	7.8
United States	2.8	4.3

Source: Economy.com, Inc. Data represents total percentage change for years 2005, 2006 and 2007.

Our major office markets, which include Dallas, Houston, Austin, Denver, Miami, and Las Vegas, currently enjoy rising employment and are among the leading metropolitan areas for population and employment growth over the next three years.

Unemployment Rates for Company Markets

MARKET	AS OF DECEMBER 31, 2004	2003
United States	**5.4%**	6.0%
Texas	**5.4**	6.0
Dallas	**5.5**	6.1
Houston	**5.5**	6.1
Austin	**4.0**	4.8
Denver	**5.1**	6.0
Miami	**5.4**	6.2
Las Vegas	**3.5**	4.5

Source: U.S. Bureau of Labor Statistics and Texas Workforce Commission

The market performance of all of our office markets improved in 2004. Occupancy rose and economic net absorption (the measure of office demand) turned positive in almost all the markets. The statistics for the Houston market did not reflect improvement based on annual performance, but in the second half of 2004, Houston did experience positive net absorption and occupancy improvement. The Texas and Denver markets are still soft but have shown signs of recovery. The Miami market remains healthy, and the Las Vegas market is one of the best office markets in the country.

Office Market Absorption and Occupancy for Company Markets[1]

	ECONOMIC NET ABSORPTION ALL CLASSES (IN SQUARE FEET)		ECONOMIC NET ABSORPTION CLASS A (IN SQUARE FEET)		ECONOMIC OCCUPANCY ALL CLASSES		ECONOMIC OCCUPANCY CLASS A	
MARKET	2004	2003	2004	2003	2004	2003	2004	2003
Dallas	**1,075,000**	(4,161,000)	**917,000**	(830,000)	**75.2%**	74.7%	**79.3%**	78.3%
Houston	**75,000**	(1,972,000)	**(345,000)**	(1,010,000)	**82.8%**	83.0%	**84.2%**	84.8%
Austin	**961,000**	(1,532,000)	**991,000**	(363,000)	**82.3%**	80.4%	**82.1%**	77.5%
Denver	**13,000**	(1,884,000)	**493,000**	(19,000)	**81.7%**	82.2%	**82.3%**	81.5%
Miami	**1,318,000**	252,000	**1,036,000**	291,000	**89.0%**	87.1%	**85.0%**	81.4%
Las Vegas	**1,892,000**	928,000	**615,000**	154,000	**88.8%**	87.4%	**91.1%**	90.4%

Sources: CoStar Group (Dallas, Houston, Austin, Denver); Jones Lang LaSalle (Miami); Grubb & Ellis Las Vegas (Las Vegas).

1 Economic net absorption and economic occupancy exclude sublet space.

One of the reasons for the improved occupancy in 2004 is that most markets have relatively low levels of construction activity. Therefore, all positive net absorption translates directly into higher occupancy rates. The only market that has significant construction (relative to its size) is Las Vegas, and its occupancy levels demonstrate that this space, which is almost all Class B, is being readily absorbed.

Office Market Construction Activity for Company Markets

(in square feet)	OFFICE SPACE COMPLETIONS ALL CLASSES		OFFICE SPACE COMPLETIONS CLASS A		OFFICE SPACE UNDER CONSTRUCTION
MARKET	2004	2003	2004	2003	2004
Dallas	**350,000**	561,000	**181,000**	498,000	**408,000**
Houston	**453,000**	1,974,000	**166,000**	1,633,000	**641,000**
Austin	**192,000**	791,000	**74,000**	671,000	**37,000**
Denver	**691,000**	842,000	**186,000**	521,000	**635,000**
Miami	**1,092,000**	748,000	**931,000**	642,000	**227,000**
Las Vegas	**1,296,000**	1,018,000	**210,000**	139,000	**1,488,000**

Sources: CoStar Group (Dallas, Houston, Austin, Denver); Jones Lang LaSalle (Miami); Colliers International and Restrepo Consulting Group, LLC (Las Vegas).

Competition

Our Office Properties, primarily Class A properties located within the southwest, individually compete against a wide range of property owners and developers, including property management companies and other REITs, that offer space in similar classes of office properties (specifically Class A and Class B properties). A number of these owners and developers may own more than one property. The number and type of competing properties in a particular market or submarket could have a material effect on our ability to lease space and maintain or increase occupancy or rents in our existing Office Properties. We believe, however, that the quality services and individualized attention that we offer our tenants, together with our active preventive maintenance program and superior building locations within markets, enhance our ability to attract and retain tenants for our Office Properties. In addition, as of December 31, 2004, on a weighted average basis, we owned approximately 14.7% of the Class A office space in the 29 submarkets in which we owned Class A office properties, and 23.1% of the Class B office space in the one submarket in which we owned Class B office properties. Management believes that ownership of a significant percentage of office space in a particular market reduces property operating expenses, enhances our ability to attract and retain tenants and potentially results in increases in our net income.

Diversified Tenant Base

Our top five tenants accounted for approximately 13% of our total Office Segment revenues as of December 31, 2004. The loss of one or more of our major tenants would have a temporary adverse effect on our financial condition and results of operations until we are able to re-lease the space previously leased to these tenants. Based on rental revenues from office leases in effect as of December 31, 2004, no single tenant accounted for more than 6% of our total Office Segment revenues for 2004.

RESORT/HOTEL SEGMENT

Ownership Structure

As of December 31, 2004, we owned or had an interest in eight Resort/Hotel Properties. We hold one of the Resort/Hotel Properties, the Fairmont Sonoma Mission Inn & Spa, through a joint venture arrangement, pursuant to which we own an 80.1% interest in the limited liability company that owns the property. The remaining Resort/Hotel Properties are wholly-owned.

Seven of the Resort/Hotel Properties are leased to taxable REIT subsidiaries that we own or in which we have an interest. The Omni Austin Hotel is leased to HCD Austin Corporation, an unrelated third party. Third party operators manage all of the Resort/Hotel Properties.

Recent Developments

Canyon Ranch

On January 18, 2005, we formed two new entities, which we collectively refer to as Canyon Ranch, with the founders of Canyon Ranch. As a result, all Canyon Ranch assets are held 48% by us and 52% by its founders. The assets contributed or sold to Canyon Ranch by the equity owners comprise the following:

- » Canyon Ranch Tucson and Canyon Ranch Lenox Destination Resorts;
- » Canyon Ranch SpaClub at the Venetian Resort in Las Vegas;
- » Canyon Ranch SpaClub on the Queen Mary 2 ocean liner;
- » Canyon Ranch Living Community in Miami, Florida;
- » Canyon Ranch SpaClub at the Gaylord Palms Resort in Kissimee, Florida;
- » All Canyon Ranch trade names and trademarks;
- » Resort management contracts.

As part of the transaction, Canyon Ranch completed a private placement of $110 million of Mandatorily Redeemable Convertible Preferred Membership units and completed a $95 million mortgage financing. As a result of these transactions, we received approximately $91.9 million, which was used to pay down or defease debt related to our previous investment in the properties and to pay down our credit facility.

Hyatt Regency Hotel

On October 19, 2004, we completed the sale of the Hyatt Regency Hotel in Albuquerque, New Mexico.

Market Information

Lodging demand is highly dependent upon the global economy and volume of business travel as well as leisure travel. The hospitality market began to soften in early 2001 as the national economy went into recession. In 2001 and 2002, the industry experienced declines in occupancy, room rates, and revenue per available room (RevPAR is a combination of occupancy and room rates and is the chief measure of hotel market performance). Leisure travel recovered slightly in 2003, but business travel remained weak. As a result, market conditions were flat in 2003. In 2004, not only did leisure travel rise, but business travel increased for the first time since 2000. The result for the entire industry was a 2.2 percentage point increase in occupancy to 61.3%, a 4.0% increase in average daily room rates (ADR), and a 7.8% increase in RevPAR. In 2004, for the luxury section of the industry, the most comparable to our portfolio, hotel occupancy rose 3.4 percentage points to 68%, ADR increased 5.2%, and RevPAR increased 10.8%.

Competition

We believe that our luxury and destination fitness resorts and spas are unique properties due to location, concept and high replacement cost, all of which create barriers for competition to enter. However, the luxury and destination fitness resorts and spas do compete against business-class hotels or middle-market resorts in their geographic areas, as well as against luxury resorts nationwide and around the world. Our upscale business class Resort/Hotel Properties in Denver, Austin and Houston are business and convention center hotels that compete against other business and convention center hotels.

RESIDENTIAL DEVELOPMENT SEGMENT

Ownership Structure

As of December 31, 2004, we owned common stock representing interests of 98% to 100% in four Residential Development Corporations, which in turn, through joint ventures or partnership arrangements, owned in whole or in part 23 Residential Development Properties. The Residential Development Corporations are responsible for the continued development and the day-to-day operations of the Residential Development Properties.

Recent Developments

On September 14, 2004, we completed the sale of Breckenridge Commercial Retail Center in Breckenridge, Colorado.

On October 21, 2004, we entered into a partnership agreement with affiliates of JPI Multi-Family Investments, L.P. to develop a multi-family luxury apartment project in Dedham, Massachusetts. We funded $13.3 million, or 100% of the equity, and received a limited partnership interest which earns a preferred return and a profit split above the preferred return hurdle.

Competition and Market Information

Our Residential Development Properties compete against a variety of other housing alternatives in each of their respective areas. These alternatives include other planned developments, pre-existing single-family homes, condominiums, townhouses and non-owner occupied housing, such as luxury apartments. Management believes that Desert Mountain and the properties owned by CRDI, representing our most significant investments in Residential Development Properties, contain certain features that provide competitive advantages to these developments.

Desert Mountain, a luxury residential and recreational private community in Scottsdale, Arizona, offers six 18-hole Jack Nicklaus signature golf courses with adjacent clubhouses. Management believes Desert Mountain has few direct competitors due in part to the superior environmental attributes and the amenity package that Desert Mountain offers to its members. Sources of competition come from the resale market of existing lots and homes within Desert Mountain and from a few smaller projects in the area. In addition, Desert Mountain has a superior amenity package and future residential golf development in the Scottsdale area is limited due to the lack of water available for golf course use.

CRDI invests primarily in mountain resort residential real estate in Colorado and California, and residential real estate in downtown Denver, Colorado. Management believes that the Properties owned by CRDI have limited direct competitors because the projects' locations are unique, land availability is limited, and development rights are restricted in most of these locations.

Residential development demand is highly dependent upon the national economy, mortgage interest rates and home sales. As the economy showed signs of improvement in 2004, we generally saw improved activity, absorption, and pricing in all regions of our residential investments.

TEMPERATURE-CONTROLLED LOGISTICS SEGMENT

Ownership Structure

As of December 31, 2004, the Temperature-Controlled Logistics Segment consisted of our 31.7% interest in AmeriCold Realty Trust, or AmeriCold, a REIT. AmeriCold operates 103 facilities, of which 87 are wholly-owned, one is partially-owned and fifteen are managed for outside owners. The 88 owned facilities, which we refer to as the Temperature-Controlled Logistics Properties, have an aggregate of approximately 443.7 million cubic feet (17.6 million square feet) of warehouse space. AmeriCold also owns two quarries and the related land.

Recent Developments

On November 18, 2004, Vornado Crescent Portland Partnership, or VCPP, the partnership through which we owned our 40% interest in AmeriCold, sold a 20.7% interest in AmeriCold to The Yucaipa Companies for $145.0 million, resulting in a gain of approximately $12.3 million, net of transaction costs, to us. In addition, Yucaipa will assist in the management of AmeriCold and may earn a promote of up to 20% of the increase in value through December 31, 2007. The promote is payable out of the remaining outstanding common shares in AmeriCold, including the common shares held by us, and limited to 10% of these remaining common shares.

Immediately following this transaction, VCPP dissolved and, after the payment of all of its liabilities, distributed its remaining assets to its partners. The assets distributed to us consisted of common shares, representing an approximately 31.7% interest in AmeriCold, cash of approximately $34.3 million and a note receivable of approximately $8.0 million.

On November 4, 2004, AmeriCold purchased 100% of the ownership interests in its tenant, AmeriCold Logistics, for approximately $47.7 million. The purchase was funded by a contribution from AmeriCold's owner, VCPP, which funded its contribution through a loan from our partner, Vornado Realty, L.P. On November 4, 2004, AmeriCold also purchased 100% of the ownership interests in Vornado Crescent and KC Quarry, L.L.C., or VCQ, for approximately $24.9 million. AmeriCold used a cash contribution from its owner, of which our portion was approximately $9.9 million, to fund the purchase. As a result of our 56% ownership interest in VCQ, we received proceeds from the sale of VCQ of approximately $13.2 million.

On February 5, 2004, AmeriCold completed a $254.4 million mortgage financing with Morgan Stanley Mortgage Capital Inc., which resulted in a cash distribution to us of $90.0 million.

Business and Industry Information

AmeriCold provides the food industry with refrigerated warehousing, transportation management services and other logistical services. The Temperature-Controlled Logistics Properties consist of production, distribution and public facilities. In addition, AmeriCold manages facilities owned by its customers for which it earns fixed and incentive fees. Production facilities differ from distribution facilities in that they typically serve one or a small number of customers located nearby. These customers store large quantities of processed or partially processed products in the facility until they are further processed or shipped to the next stage of production or distribution. Distribution facilities primarily serve customers who store a wide variety of finished products to support shipment to end-users, such as food retailers and food service companies, in a specific geographic market. Public facilities generally serve the needs of local and regional customers under short-term agreements. Food manufacturers and processors use public facilities to store capacity overflow from their production facilities or warehouses. These facilities also provide a number of additional services such as blast freezing, import/export and labeling.

AmeriCold provides supply chain management solutions to food manufacturers and retailers who require multi-temperature storage, handling and distribution capability for their products. Service offerings include comprehensive transportation management, supply chain network modeling and optimization, consulting and grocery retail-based distribution strategies such as multi-vendor consolidation, direct-store delivery (DSD) and seasonal product distribution. AmeriCold's technology provides food manufacturers with real time detailed inventory information via the Internet.

AmeriCold's customers consist primarily of national, regional and local food manufacturers, distributors, retailers and food service organizations. A breakdown of AmeriCold's largest customers includes:

	PERCENTAGE OF 2004 REVENUE
H.J. Heinz Company	**16.0%**
ConAgra Foods, Inc.	**11.3**
Altria Group Inc. (Kraft Foods)	**6.7**
Sara Lee Corp.	**5.0**
Tyson Foods, Inc.	**4.0**
General Mills, Inc.	**3.9**
Schwan Corp.	**3.4**
McCain Foods, Inc.	**3.2**
Jack in the Box	**1.6**
J.R. Simplot Company	**1.6**
Other	**43.3**
Total	**100.0%**

On November 18, 2004, Tony Schnug became Chief Executive Officer of AmeriCold. Mr. Schnug is a partner of The Yucaipa Companies and was responsible for conducting due diligence of potential acquisitions and oversees management of portfolio companies on strategy and operational issues. Previously, Mr. Schnug was an executive officer of Yucaipa portfolio companies including Fred Meyer, Ralphs and Food 4 Less with responsibilities covering logistics, manufacturing and construction.

Competition

AmeriCold is the largest operator of temperature-controlled warehouse space in North America. As a result, AmeriCold does not have any competitors of comparable size. AmeriCold operates in an environment in which competition is national, regional and local in nature and in which the range of service, temperature-controlled logistics facilities, customer mix, service performance and price are the principal competitive factors.

ITEM 2. PROPERTIES

We consider all of our Properties to be in good condition, well-maintained, suitable and adequate to carry on our business.

OFFICE PROPERTIES

As of December 31, 2004, we owned or had an interest in 78 Office Properties, located in 29 metropolitan submarkets in eight states, with an aggregate of approximately 31.6 million net rentable square feet. Our Office Properties are located primarily in the Dallas and Houston, Texas, metropolitan areas. As of December 31, 2004, our Office Properties in Dallas and Houston represented an aggregate of approximately 69% of our office portfolio based on total net rentable square feet (30% for Dallas and 39% for Houston).

Office Property Table[1]

The following table shows, as of December 31, 2004, certain information about our Office Properties. In the table, "CBD" means central business district.

STATE, CITY, PROPERTY	NO. OF PROPERTIES	SUBMARKET	YEAR COMPLETED	NET RENTABLE AREA (SQ. FT.)	*ECONOMIC* OCCUPANCY PERCENTAGE	WEIGHTED AVERAGE FULL-*SERVICE RENTAL* RATE PER OCCUPIED SQ. FT.[2]	*OUR* OWNERSHIP PERCENTAGE
TEXAS							
Dallas							
Bank One Center	1	CBD	1987	1,530,957	79.5%	$22.07	50%
The Crescent	2	Uptown/Turtle Creek	1985	1,299,522	91.2	32.95	24
Fountain Place	1	CBD	1986	1,200,266	94.1	21.04	24
Trammell Crow Center	1	CBD	1984	1,128,331	93.6	24.92	24
Stemmons Place	1	Stemmons Freeway	1983	634,381	82.8	17.64	100
Spectrum Center	1	Quorum/Bent Tree	1983	598,250	73.8	20.38	100
Waterside Commons	1	Las Colinas	1986	458,906	71.0	17.80	100
125 E. John Carpenter Freeway	1	Las Colinas	1982	446,031	82.6	21.04	100
The Aberdeen	1	Quorum/Bent Tree	1986	320,629	100.0	15.89	100
MacArthur Center I & II	1	Las Colinas	1982/1986	298,161	89.0	19.91	100
Stanford Corporate Centre	1	Quorum/Bent Tree	1985	274,684	95.5	21.14	100
Palisades Central II	1	Richardson	1985	237,731	95.2	20.29	100
3333 Lee Parkway	1	Uptown/Turtle Creek	1983	233,543	75.4	18.04	100
The Addison	1	Quorum/Bent Tree	1981	215,016	98.7	23.67	100
Palisades Central I	1	Richardson	1980	180,503	70.5	18.54	100
Greenway II	1	Richardson	1985	154,329	100.0	16.81	100
Greenway I & IA	2	Richardson	1983	146,704	49.4[3]	14.76	100
Subtotal/Weighted Average	19			9,357,944	86.2%	$22.62	62%
Fort Worth							
Carter Burgess Plaza	1	CBD	1982	954,895	96.4%	$18.39	100%
Houston							
Greenway Plaza	10	Greenway Plaza	1969–1982	4,348,052	88.0%	$20.69	100%
Houston Center	4	CBD	1974–1983	2,955,146	90.9	20.59	24
Post Oak Central	3	West Loop/Galleria	1974–1981	1,279,759	92.0	20.57	24
Five Houston Center	1	CBD	2002	580,875	94.9	30.45	25
Five Post Oak Park	1	West Loop/Galleria	1986	567,396	85.0	18.22	30
Four Westlake Park	1	Katy Freeway West	1992	561,065	99.6	22.75	20
BriarLake Plaza	1	Westchase	2000	502,410	96.3	24.18	30
Three Westlake Park	1	Katy Freeway West	1983	414,792	94.7	22.09	20
Subtotal/Weighted Average	22			11,209,495	90.6%	$21.40	54%
Austin							
816 Congress[4]	1	CBD	1984	433,024	73.0%[3]	$21.04	100%
301 Congress Avenue	1	CBD	1986	418,338	73.3	22.52	50
Bank One Tower	1	CBD	1974	389,503	95.9	23.56	20
Austin Centre	1	CBD	1986	343,664	75.4	20.28	100
The Avallon	3	Northwest	1993/1997	318,217	78.8	18.22	100
Barton Oaks Plaza One	1	Southwest	1986	98,955	59.8	24.04	100
Subtotal/Weighted Average	8			2,001,701	78.2%	$21.49	74%
COLORADO							
Denver							
Johns Manville Plaza	1	CBD	1978	675,400	93.6%	$19.78	100%
707 17th Street	1	CBD	1982	550,805	87.4	21.03	100
Regency Plaza	1	Denver Technology Center	1985	309,862	82.9	20.18	100
55 Madison	1	Cherry Creek	1982	137,176	86.6	19.27	100
The Citadel	1	Cherry Creek	1987	130,652	95.7	25.24	100
44 Cook	1	Cherry Creek	1984	124,174	90.4	19.81	100
Subtotal/Weighted Average	6			1,928,069	89.6%	$20.54	100%

STATE, CITY, PROPERTY	NO. OF PROPERTIES	SUBMARKET	YEAR COMPLETED	NET RENTABLE AREA (SQ. FT.)	ECONOMIC OCCUPANCY PERCENTAGE	WEIGHTED AVERAGE FULL-SERVICE RENTAL RATE PER OCCUPIED SQ. FT.[2]	OUR OWNERSHIP PERCENTAGE
Colorado Springs							
Briargate Office and Research Center	1	Colorado Springs	1988	260,046	68.2%	$16.60	100%
FLORIDA							
Miami							
Miami Center	1	CBD	1983	782,211	93.9%	$30.34	40%
Datran Center	2	South Dade/Kendall	1986/1988	476,412	93.6	27.07	100
The BAC – Colonnade Building	1	Coral Gables	1989	216,115	92.9	30.37	100
The Alhambra	2	Coral Gables	1961/1987	317,566	86.5	29.39	100
Subtotal/Weighted Average	6			1,792,304	92.4%	$29.31	74%
ARIZONA							
Phoenix							
Two Renaissance Square	1	Downtown/CBD	1990	476,373	84.9%	$23.94	100%
CALIFORNIA							
San Diego							
Chancellor Park	1	University Town Centre	1988	195,733	82.4%	$28.55	100%
Irvine							
Dupont Centre	1	John Wayne Airport	1986	250,782	89.6%	$27.52	100%
NEVADA							
Las Vegas							
Hughes Center[5]	8	Central East	1986–1999	1,110,890	97.7%	$30.89	98%
Portfolio Excluding Properties Held for Sale and Properties Not Stabilized	74			29,538,232	88.5%[3]	$22.63[6]	67%
PROPERTIES HELD FOR SALE							
NEW MEXICO							
Albuquerque							
Albuquerque Plaza[7]	1	CBD	1990	366,236	84.5%	$18.96	100%
PROPERTIES NOT STABILIZED							
TEXAS							
Houston							
1301 McKinney St.[8]	1	CBD	1982	1,247,061	48.1%	$21.21	100%
COLORADO							
Denver							
Peakview Tower[8]	1	Greenwood Village	2001	264,149	75.0%	$23.22	100%
GEORGIA							
Atlanta							
One Live Oak[8]	1	Buckhead	1981	201,488	68.1%	$23.13	100%
Total Portfolio	78			31,617,166			69%

1 Office Property Table data is presented without adjustments to give effect to our actual ownership percentage in joint ventured properties.

2 Calculated in accordance with GAAP based on base rent payable as of December 31, 2004, giving effect to free rent and scheduled rent increases and including adjustments for expenses payable by or reimbursable from customers.

3 Leases have been executed at certain Office Properties but had not commenced as of December 31, 2004. If such leases had commenced as of December 31, 2004, the percent leased for Office Properties excluding held for sale properties would have been 89.8%. Properties whose percent leased exceeds economic occupancy by 5 percentage points or more are as follows: Greenway I & IA – 58.4% and 816 Congress – 78.6%.

4 816 Congress was formerly known as Frost Bank Plaza.

5 Hughes Center consists of seven wholly-owned office properties and one joint ventured office property in which we own a 67% general partner interest.

6 The weighted average full-service cash rental rate per square foot calculated based on base rent payable for Office Properties excluding held for sale properties as of December 31, 2004, without giving effect to free rent and scheduled rent increases that are taken into consideration under GAAP but including adjustment for expenses paid by or reimbursed from customers, is $21.89.

7 We completed the disposition of Albuquerque Plaza in February 2005.

8 Property statistics exclude 1301 McKinney Street (acquired December 21, 2004), Peakview Tower (acquired December 29, 2004) and One Live Oak (acquired December 15, 2004). These office properties will be included in portfolio statistics once stabilized. Stabilization is deemed to occur upon the earlier of (a) achieving 90% occupancy or (b) one year following the acquisition date.

The following table shows, as of December 31, 2004, the principal businesses conducted by the tenants at our Office Properties, based on information supplied to us from the tenants. Based on rental revenues from office leases in effect as of December 31, 2004, no single tenant accounted for more than 6% of our total Office Segment revenues for 2004.

INDUSTRY SECTOR	PERCENT OF LEASED SQ. FT.
Professional Services[1]	32%
Financial Services[2]	21
Energy[3]	19
Technology	5
Telecommunications	4
Manufacturing	3
Food Service	3
Government	3
Retail	2
Medical	2
Other[4]	6
Total Leased	100%

1 Includes legal, accounting, engineering, architectural and advertising services.
2 Includes banking, title and insurance and investment services.
3 Includes oil and gas and utility companies.
4 Includes construction, real estate and other industries.

Aggregate Lease Expirations of Office Properties

The following tables show schedules of lease expirations for leases in place as of December 31, 2004, for our total Office Properties and for Dallas, Houston and Austin, Texas; Denver, Colorado; Miami, Florida and Las Vegas, Nevada, individually, for each of the 10 years beginning 2005.

Total Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES[2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES[3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL EXPIRING PER SQUARE FOOTAGE FULL-SERVICE RENT[3]	NUMBER OF CUSTOMERS WITH EXPIRING LEASES
2005	4,018,746[4]	(1,259,578)	2,759,168[4,5]	10.7%	$ 60,347,813	10.3%	$21.87	461
2006	2,539,559	(301,283)	2,238,276[6]	8.7	55,145,138	9.4	24.64	296
2007	2,739,463	76,435	2,815,898	10.9	63,713,617	10.9	22.63	281
2008	1,934,875	33,603	1,968,478	7.6	44,547,182	7.6	22.63	226
2009	2,487,870	48,117	2,535,987	9.8	57,735,181	9.9	22.77	226
2010	2,095,934	420,497	2,516,431	9.7	58,775,551	10.1	23.36	134
2011	1,438,847	14,789	1,453,636	5.6	34,718,839	5.9	23.88	63
2012	1,165,786	66,788	1,232,574	4.8	30,668,203	5.3	24.88	48
2013	1,446,151	93,344	1,539,495	6.0	33,852,852	5.8	21.99	43
2014	2,858,279	137,013	2,995,292	11.6	60,795,889	10.4	20.30	47
2015 and thereafter	3,147,209	670,275	3,817,484	14.6	83,670,579	14.4	21.92	65
Total	25,872,719	–	25,872,719[7]	100.0%	$583,970,844	100.0%	$22.57	1,890

1 Lease expiration data is presented without giving effect to our actual ownership percentage in joint ventured properties. Excludes held for sale properties.
2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.
3 Calculated based on base rent payable under the lease for net rentable square feet expiring (after renewals), giving effect to free rent and scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.
4 As of December 31, 2004, leases totaling 1,497,682 square feet (including renewals of 1,259,578 square feet and new leases of 238,104 square feet) have been signed and will commence during 2005. These signed leases represent approximately 37% of gross square footage expiring during 2005.
5 Expirations by quarter are as follows: Q1: 859,269 square feet Q2: 853,232 square feet Q3: 568,988 square feet Q4: 477,679 square feet.
6 Expirations by quarter are as follows: Q1: 540,479 square feet Q2: 488,865 square feet Q3: 505,485 square feet Q4: 703,447 square feet.
7 Reconciliation of Occupied Square Feet to Net Rentable Area:

	SQUARE FEET
Occupied Square Footage, per 10 Year Expiration Report:	25,872,719
Non-revenue Generating Space:	275,504
Total Occupied Office Square Footage:	26,148,223
Total Vacant Square Footage:	3,390,009
Total Office Net Rentable Area:	29,538,232

Dallas Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES[2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES[3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL EXPIRING PER SQUARE FOOTAGE FULL-SERVICE RENT[3]	NUMBER OF CUSTOMERS WITH EXPIRING LEASES
2005	1,607,787[4]	(736,163)	871,624[4,5],	10.9%	$ 18,509,275	10.4%	$21.24	121
2006	563,269	(8,963)	554,306[6]	6.9	13,839,468	7.7	24.97	54
2007	822,112	112,771	934,883	11.7	21,449,731	12.0	22.94	57
2008	493,335	16,140	509,475	6.4	11,448,312	6.4	22.47	58
2009	432,917	3,797	436,714	5.5	11,485,245	6.4	26.30	40
2010	716,402	231,985	948,387	11.9	23,360,283	13.1	24.63	34
2011	431,838	11,664	443,502	5.5	10,431,664	5.8	23.52	17
2012	288,698	4,485	293,183	3.7	5,942,177	3.3	20.27	18
2013	252,305	130,066	382,371	4.8	8,513,851	4.8	22.27	12
2014	743,673	–	743,673	9.3	16,069,375	9.0	21.61	14
2015 and thereafter	1,640,574	234,218	1,874,792	23.4	37,738,399	21.1	20.13	23
Total	7,992,910	–	7,992,910	100.0%	$178,787,780	100.0%	$22.37	448

1 Lease expiration data is presented without giving effect to our actual ownership percentage in joint ventured properties.
2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.
3 Calculated based on base rent payable under the lease for net rentable square feet expiring (after renewals), giving effect to free rent and scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.
4 As of December 31, 2004, leases totaling 854,034 square feet (including renewals of 736,163 square feet and new leases of 117,871 square feet) have been signed and will commence during 2005. These signed leases represent approximately 53% of gross square footage expiring during 2005.
5 Expirations by quarter are as follows: Q1: 242,092 square feet Q2: 185,443 square feet Q3: 287,116 square feet Q4: 156,973 square feet.
6 Expirations by quarter are as follows: Q1: 178,876 square feet Q2: 169,727 square feet Q3: 165,230 square feet Q4: 40,473 square feet.

Houston Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES[2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES[3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL EXPIRING PER SQUARE FOOTAGE FULL-SERVICE RENT[3]	NUMBER OF CUSTOMERS WITH EXPIRING LEASES
2005	946,093[4]	(273,066)	673,027[4,5]	6.7%	$ 12,499,178	5.8%	$18.63	161
2006	1,069,805	(228,259)	841,546[6]	8.4	18,095,454	8.4	21.50	95
2007	1,167,054	(26,188)	1,140,866	11.3	23,637,226	11.0	20.72	87
2008	920,793	(10,177)	910,616	9.0	18,323,643	8.5	20.12	78
2009	1,005,511	4,836	1,010,347	10.0	19,471,578	9.1	19.27	71
2010	856,119	171,959	1,028,078	10.2	21,960,170	10.2	21.36	53
2011	692,079	300	692,379	6.9	15,242,281	7.1	22.01	23
2012	546,773	43,898	590,671	5.9	15,079,960	7.0	25.53	17
2013	477,800	(960)	476,840	4.7	11,640,875	5.4	24.41	12
2014	1,317,353	51,264	1,368,617	13.6	26,724,035	12.5	19.53	14
2015 and thereafter	1,064,938	266,393	1,331,331	13.3	31,927,702	15.0	23.98	16
Total	10,064,318	–	10,064,318	100.05%	$214,602,102	100.0%	$21.33	627

1 Lease expiration data is presented without giving effect to our actual ownership percentage in joint ventured properties.
2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.
3 Calculated based on base rent payable under the lease for net rentable square feet expiring (after renewals), giving effect to free rent or scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.
4 As of December 31, 2004, leases totaling 313,700 square feet (including renewals of 273,066 square feet and new leases of 40,634 square feet) have been signed and will commence during 2005. These signed leases represent approximately 33% of gross square footage expiring during 2005.
5 Expirations by quarter are as follows: Q1: 307,477 square feet Q2: 159,088 square feet Q3: 62,527 square feet Q4: 143,935 square feet.
6 Expirations by quarter are as follows: Q1: 89,986 square feet Q2: 135,073 square feet Q3: 135,965 square feet Q4: 480,522 square feet.

Austin Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES[2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES[3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL EXPIRING PER SQUARE FOOTAGE FULL-SERVICE RENT[3]	NUMBER OF CUSTOMERS WITH EXPIRING LEASES
2005	543,129[4]	(46,104)	497,025[4,5]	32.9%	$11,074,450	33.9%	$22.28	39
2006	182,458	(20,004)	162,454[6]	10.7	4,567,801	14.0	28.12	22
2007	87,781	–	87,781	5.8	2,124,806	6.5	24.12	19
2008	66,785	21,627	88,412	5.8	1,880,276	5.8	21.27	17
2009	141,810	–	141,810	9.4	2,960,701	9.1	20.88	17
2010	133,011	3,820	136,831	9.0	2,306,692	7.1	16.86	17
2011	19,302	–	19,302	1.3	325,185	1.0	16.85	4
2012	7,278	–	7,278	0.5	123,055	0.4	16.91	1
2013	11,604	–	11,604	0.8	259,977	0.8	22.40	1
2014	241,570	–	241,570	16.0	4,753,138	14.6	19.68	4
2015 and thereafter	78,069	40,661	118,730	7.8	2,267,539	6.8	19.10	9
Total	1,512,797	–	1,512,797	100.0%	$32,643,620	100.0%	$21.58	150

1 Lease expiration data is presented without giving effect to our actual ownership percentage in joint ventured properties.

2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.

3 Calculated based on base rent payable under the lease for net rentable square feet expiring (after renewals), giving effect to free rent or scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.

4 As of December 31, 2004, leases totaling 68,541 square feet (including renewals of 46,104 square feet and new leases of 22,437 square feet) have been signed and will commence during 2005. These signed leases represent approximately 13% of gross square footage expiring during 2005.

5 Expirations by quarter are as follows: Q1: 89,222 square feet Q2: 358,196 square feet Q3: 17,033 square feet Q4: 32,574 square feet.

6 Expirations by quarter are as follows: Q1: 92,831 square feet Q2: 36,126 square feet Q3: 14,368 square feet Q4: 19,129 square feet.

Denver Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES[2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES[3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL EXPIRING PER SQUARE FOOTAGE FULL-SERVICE RENT[3]	NUMBER OF CUSTOMERS WITH EXPIRING LEASES
2005	111,378[4]	(3,147)	108,231[4,5]	6.3%	$ 2,429,559	6.9%	$22.45	22
2006	101,052	(2,036)	99,016[6]	5.8	2,491,238	7.1	25.16	19
2007	137,380	–	137,380	8.0	2,964,855	8.4	21.58	24
2008	101,899	(495)	101,404	5.9	2,058,116	5.8	20.30	15
2009	314,655	(12,208)	302,447	17.6	6,432,115	18.2	21.27	23
2010	129,283	–	129,283	7.5	2,881,425	8.2	22.29	7
2011	48,310	–	48,310	2.8	910,457	2.6	18.85	5
2012	89,005	17,886	106,891	6.2	2,432,213	6.9	22.75	3
2013	160,009	(86,709)	73,300	4.3	1,427,502	4.0	19.47	5
2014	344,885	86,709	431,594	25.2	8,253,439	23.4	19.12	4
2015 and thereafter	176,578	–	176,578	10.4	3,024,976	8.5	17.13	6
Total	1,714,434	–	1,714,434	100.0%	$35,305,895	100.0%	$20.59	133

1 Lease expiration data is presented without giving effect to our actual ownership percentage in joint ventured properties.

2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.

3 Calculated based on base rent payable under the lease for net rentable square feet expiring (after renewal), giving effect to free rent or scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.

4 As of December 31, 2004, leases totaling 29,051 square feet (including renewals of 3,147 square feet and new leases of 25,904 square feet) have been signed and will commence during 2005. These signed leases represent approximately 26% of gross square footage expiring during 2005.

5 Expirations by quarter are as follows: Q1: 84,072 square feet Q2: 5,911 square feet Q3: 13,956 square feet Q4: 4,292 square feet.

6 Expirations by quarter are as follows: Q1: 30,371 square feet Q2: 22,869 square feet Q3: 45,776 square feet Q4: None.

Miami Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES[2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES[3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL EXPIRING PER SQUARE FOOTAGE FULL-SERVICE RENT[3]	NUMBER OF CUSTOMERS WITH EXPIRING LEASES
2005	298,831[4]	(87,397)	211,434[4,5]	12.8%	$ 5,999,117	12.2%	$28.37	56
2006	173,875	10,037	183,912[6]	11.1	5,366,608	10.9	29.18	41
2007	185,374	(20,079)	165,295	10.0	4,551,250	9.3	27.53	38
2008	122,471	13,659	136,130	8.3	4,188,186	8.5	30.77	27
2009	309,264	12,391	321,655	19.5	9,073,007	18.5	28.21	37
2010	197,177	11,433	208,610	12.6	6,305,265	12.8	30.23	14
2011	82,608	–	82,608	5.0	2,900,993	5.9	35.12	4
2012	142,887	–	142,887	8.7	4,822,107	9.8	33.75	5
2013	47,684	–	47,684	2.9	1,500,314	3.1	31.46	4
2014	36,952	–	36,952	2.2	1,039,717	2.1	28.14	2
2015 and thereafter	52,402	59,956	112,358	6.9	3,420,368	6.9	30.44	6
Total	1,649,525	–	1,649,525	100.0%	$49,166,932	100.0%	$29.81	234

1 Lease expiration data is presented without giving effect to our actual ownership percentage in joint ventured properties.

2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.

3 Calculated based on base rent payable under the lease for net rentable square feet expiring (after renewals), giving effect to free rent or scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.

4 As of December 31, 2004, leases totaling 106,560 square feet (including renewals of 87,397 square feet and new leases of 19,163 square feet) have been signed and will commence during 2005. These signed leases represent approximately 36% of gross square footage expiring during 2005.

5 Expirations by quarter are as follows: Q1: 56,415 square feet Q2: 44,147 square feet Q3: 70,616 square feet Q4: 40,256 square feet.

6 Expirations by quarter are as follows: Q1: 35,503 square feet Q2: 25,099 square feet Q3: 28,701 square feet Q4: 94,609 square feet.

Las Vegas Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES[2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES[3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL EXPIRING PER SQUARE FOOTAGE FULL-SERVICE RENT[3]	NUMBER OF CUSTOMERS WITH EXPIRING LEASES
2005	263,527[4]	(61,460)	202,067[4,5]	18.7%	$ 5,962,078	17.8%	$29.51	25
2006	203,609	-	203,609[6]	18.8	6,134,333	18.3	30.13	35
2007	110,598	9,931	120,529	11.2	3,566,248	10.6	29.59	25
2008	160,703	8,473	169,176	15.7	5,255,285	15.7	31.06	20
2009	127,085	–	127,085	11.8	4,069,287	12.1	32.02	16
2010	52,101	–	52,101	4.8	1,658,818	4.9	31.84	5
2011	98,108	2,825	100,933	9.3	3,541,153	10.6	35.08	4
2012	26,134	–	26,134	2.4	848,665	2.5	32.47	2
2013	19,580	–	19,580	1.8	649,533	1.9	33.17	2
2014	19,295	–	19,295	1.8	592,589	1.8	30.71	2
2015 and thereafter	–	40,231	40,231	3.7	1,270,541	3.8	31.58	1
Total	1,080,740	–	1,080,740	100.0%	$33,548,530	100.0%	$31.04	137

1 Lease expiration data is presented without giving effect to our actual ownership percentage in joint ventured properties.

2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.

3 Calculated based on base rent payable under the lease for net rentable square feet expiring (after renewals), giving effect to free rent or scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.

4 As of December 31, 2004, leases totaling 64,389 square feet (including renewals of 61,460 feet and new leases of 2,929 square feet) have been signed and will commence during 2005. These signed leases represent approximately 24% of gross square footage expiring during 2005.

5 Expirations by quarter are as follows: Q1: 22,478 square feet Q2: 12,948 square feet Q3: 103,265 square feet Q4: 63,376 square feet.

6 Expirations by quarter are as follows: Q1: 40,699 square feet Q2: 47,134 square feet Q3: 47,062 square feet Q4: 68,714 square feet.

Other Office Properties[1]

YEAR OF LEASE EXPIRATION	SQUARE FOOTAGE OF EXPIRING LEASES (BEFORE RENEWALS)	SIGNED RENEWALS OF EXPIRING LEASES[2]	SQUARE FOOTAGE OF EXPIRING LEASES (AFTER RENEWALS)	PERCENTAGE OF SQUARE FOOTAGE EXPIRING	ANNUAL FULL-SERVICE RENT UNDER EXPIRING LEASES[3]	PERCENTAGE OF ANNUAL FULL-SERVICE RENT EXPIRING	ANNUAL EXPIRING PER SQUARE FOOTAGE FULL-SERVICE RENT[3]	NUMBER OF CUSTOMERS WITH EXPIRING LEASES
2005	248,001[4]	(52,241)	195,760[4,5]	10.5%	$ 3,874,156	9.7%	$19.79	37
2006	245,491	(52,058)	193,433[6]	10.4	4,650,236	11.7	24.04	30
2007	229,164	–	229,164	12.3	5,419,501	13.6	23.65	31
2008	68,889	(15,624)	53,265	2.9	1,393,364	3.5	26.16	11
2009	156,628	39,301	195,929	10.6	4,243,248	10.6	21.66	22
2010	11,841	1,300	13,141	0.7	302,898	0.8	23.05	4
2011	66,602	–	66,602	3.6	1,367,106	3.4	20.53	6
2012	65,011	519	65,530	3.5	1,420,026	3.6	21.67	2
2013	477,169	50,947	528,116	28.4	9,860,800	24.7	18.67	7
2014	154,551	(960)	153,591	8.3	3,363,596	8.4	21.90	7
2015 and thereafter	134,648	28,816	163,464	8.8	4,021,054	10.0	24.60	4
Total	1,857,995	–	1,857,995	100.0%	$39,915,985	100.0%	$21.48	161

1 Lease expiration data is presented without giving effect to our actual ownership percentage in joint ventured properties. Includes Ft. Worth, Colorado Springs, Phoenix, San Diego and Irvine. Excludes held for sale properties.

2 Signed renewals extend the expiration dates of in-place leases to the end of the renewed term.

3 Calculated based on base rent payable under the lease for net rentable square feet expiring (after renewals), giving effect to free rent or scheduled rent increases taken into account under GAAP and including adjustments for expenses payable by or reimbursable from customers based on current expense levels.

4 As of December 31, 2004, leases totaling 61,407 square feet (including renewals of 52,241 feet and new leases of 9,166 square feet) have been signed and will commence during 2005. These signed leases represent approximately 24% of gross square footage expiring during 2005.

5 Expirations by quarter are as follows: Q1: 57,513 square feet Q2: 87,499 square feet Q3: 14,475 square feet Q4: 36,273 square feet.

6 Expirations by quarter are as follows: Q1: 72,213 square feet Q2: 52,837 square feet Q3: 68,383 square feet Q4: None.

RESORT/HOTEL PROPERTIES[1]

The following table shows certain information for the years ended December 31, 2004 and 2003, with respect to our Resort/Hotel Properties. The information for the Resort/Hotel Properties is based on available rooms, except for Canyon Ranch-Tucson and Canyon Ranch-Lenox, which measure their performance based on available guest nights.

				FOR THE YEARS ENDED DECEMBER 31,					
				AVERAGE OCCUPANCY RATE		AVERAGE DAILY RATE		REVENUE PER AVAILABLE ROOM/GUEST NIGHT	
RESORT/HOTEL PROPERTY[2]	LOCATION	YEAR COMPLETED/ RENOVATED	ROOMS	2004	2003	2004	2003	2004	2003
OPERATING PROPERTIES									
UPSCALE BUSINESS CLASS HOTELS:									
Omni Austin Hotel[3]	Austin, TX	1986	375	**73%**	75%	**$114**	$113	**$ 83**	$ 84
Renaissance Houston Hotel	Houston, TX	1975/2000	388	**61**	62	**103**	108	**63**	67
Total/Weighted Average			763	**67%**	68%	**$109**	$111	**$ 73**	$ 76
LUXURY RESORTS AND SPAS:									
Park Hyatt Beaver Creek Resort and Spa	Avon, CO	1989/2001	275	**60%**	60%	**$277**	$278	**$167**	$166
Fairmont Sonoma Mission Inn & Spa[4]	Sonoma, CA	1927/1987/1997/2004	228	**59**	61	**253**	245	**149**	150
Ventana Inn & Spa	Big Sur, CA	1975/1982/1988	62	**64**	75	**430**	412	**274**	309
Total/Weighted Average			565	**60%**	62%	**$285**	$282	**$171**	$174
DESTINATION FITNESS RESORTS AND SPAS:[5]			GUEST NIGHTS						
Canyon Ranch–Tucson	Tucson, AZ	1980	259[6]						
Canyon Ranch–Lenox	Lenox, MA	1989	212[6]						
Total/Weighted Average			471	**79%**	76%	**$713**	$661	**$521**	$475
LUXURY AND DESTINATION FITNESS RESORTS COMBINED				**69%**	68%	**$501**	$469	**$331**	$311
Total/Weighted Average for Resort/Hotel Properties Excluding Held for Sale Properties			1,799	**68%**	68%	**$333**	$314	**$221**	$211
HELD FOR SALE PROPERTIES									
UPSCALE BUSINESS CLASS HOTELS:									
Denver Marriott City Center	Denver, CO	1982/1994	613	**72%**	73%	**$124**	$128	**$ 90**	$ 93
Total/Weighted Average for Held for Sale Resort/Hotel Properties			613	**72%**	73%	**$124**	$128	**$ 90**	$ 93
Grand Total/Weighted Average for Resort/Hotel Properties			2,412	**69%**	70%	**$277**	$264	**$188**	$181

1 Resort/Hotel Property Table is presented at 100% without any adjustment to give effect to our actual ownership in Resort/Hotel Properties.

2 We have entered into agreements with Ritz-Carlton Hotel Company, L.L.C to develop the Ritz-Carlton hotel and residence project in Dallas, Texas upon reaching a specified level of pre-sales for the residences. The development plans include a Ritz-Carlton with approximately 216 hotel rooms and 70 residences. Construction on the development is anticipated to begin in the second quarter of 2005.

3 The Omni Austin Hotel is leased pursuant to a lease to HCD Austin Corporation.

4 We have an 80.1% member interest in the limited liability company that owns Fairmont Sonoma Mission Inn & Spa. Renovation of 97 historic inn rooms began in November 2003, at which time those rooms were removed from service. Total cost of the renovation was approximately $12.1 million and was completed in July 2004.

5 On January 18, 2005, we contributed the Canyon Ranch-Tucson and Canyon Ranch-Lenox properties to a newly formed entity, CR Operating LLC, for a 48% common member interest in that entity. The remaining 52% of CR Operating LLC is owned by the founders of Canyon Ranch.

6 Represents available guest nights, which is the maximum number of guests the resort can accommodate per night.

RESIDENTIAL DEVELOPMENT PROPERTIES

The following table shows certain information as of December 31, 2004, relating to the Residential Development Properties.

CORPORATION / PROJECT	LOCATION	OUR PREFERRED RETURN / OWNERSHIP[1]	PRODUCT TYPE[2]	PLANNED SALES LOTS/ UNITS/ ACRES	CLOSED LOTS/ UNITS/ ACRES	REMAINING LOTS/ UNITS/ ACRES	PHYSICAL INVENTORY LOTS/ UNITS/ ACRES	AVERAGE SALES PRICE ON CLOSED LOTS/ UNITS/ ACRES[3]	PROPOSED AVERAGE SALES PRICE ON REMAINING LOTS/ UNITS/ ACRES
DESERT MOUNTAIN DEVELOPMENT CORP.									
Desert Mountain[4]	Scottsdale, AZ	93%	SF, TH[B]	2,483	2,360	123	36	$ 551	$1,150
CRESCENT RESORT DEVELOPMENT INC.									
TAHOE MOUNTAIN RESORTS									
Northstar – Iron Horse and Great Bear	Lake Tahoe, CA	13% / 57%[5]	CO[S]	100	0	100	0	N/A	1,410
Northstar – Remaining Phases	Lake Tahoe, CA	13% / 57%[5]	CO, TH, TS[S]	1,700	0	1,700	0	N/A	1,730
Old Greenwood-Lots	Lake Tahoe, CA	13% / 71%	SF[B]	100	96	4	4	330	795
Old Greenwood-Units	Lake Tahoe, CA	13% / 71%	TH, TS[S]	165	12.9	152.1	4.3	1,870	1,884
Gray's Crossing	Lake Tahoe, CA	13% / 71%	SF[B]	445	101	344	0	270	420
DENVER DEVELOPMENT									
Creekside I at Riverfront Park	Denver, CO	12% / 64%	CO[P]	40	39	1	1	330	390
Creekside II at Riverfront Park	Denver, CO	12% / 64%	CO[P]	40	0	40	0	N/A	370
Creekside Townhomes at Riverfront Park	Denver, CO	12% / 64%	TH[P]	23	0	23	0	N/A	750
Brownstones (Phase I)	Denver, CO	12% / 64%	TH[P]	16	0	16	0	N/A	1,740
Delgany	Denver, CO	12% / 64%	CO[P]	44	0	44	0	N/A	640
Riverfront Park	Denver, CO	12% / 64%	CO, TH[P]	215	0	215	0	N/A	560
Downtown Acreage	Denver, CO	12% / 64%	ACR	22.5	10.8	11.7	11.7	1,980	3,660
MOUNTAIN AND OTHER DEVELOPMENT									
Horizon Pass Lodge	Bachelor Gulch, CO	12% / 64%	CO[S]	30	25	5	5	2,200	2,970
Hummingbird	Bachelor Gulch, CO	12% / 64%	CO[S]	40	0	40	0	N/A	2,380
Eagle Ranch	Eagle, CO	12% / 60%	SF[P]	1,438	791	647	115	80	110
Main Street Station Vacation Club	Breckenridge, CO	12% / 30%[5]	TS[S]	42	28.3	13.7	13.7	1,200	1,070
Riverbend	Charlotte, NC	12% / 60%	SF[P]	650	393	257	63	30	40
Three Peaks	Silverthorne, CO	12% / 30%[5]	SF[S]	292	217	75	75	240	270
Identified Future Projects	Colorado	12% / 64%	CO, TH[S]	173	0	173	0	N/A	1,790
HOUSTON AREA DEVELOPMENT CORP.									
Falcon Point	Houston, TX	98%	SF[P]	527	509	18	18	39	39
Spring Lakes	Houston, TX	98%	SF[P]	508	423	85	50	34	42
CRESCENT PLAZA RESIDENTIAL									
The Residences at the Ritz-Carlton	Dallas, TX	100%	CO[P]	70	0	70	0	N/A	1,778

1 Our ownership percentage represents the profit percentage allocation after we receive a preferred return on invested capital.

2 SF (Single-Family Lots); CO (Condominium); TH (Townhome); TS (Timeshare Equivalent Units): and ACR (Acreage). Superscript items represent P (Primary residence); S (Secondary residence); and B (Both Primary and Secondary residence).

3 Based on lots, units and acres closed during our ownership period.

4 Average Sales Price includes golf membership, which as of December 31, 2004 is $0.3 million.

5 A joint venture partner participates in this project.

TEMPERATURE-CONTROLLED LOGISTICS PROPERTIES

The following table shows the number and aggregate size of Temperature-Controlled Logistics Properties by state as of December 31, 2004:

STATE	NUMBER OF PROPERTIES[1]	TOTAL CUBIC FOOTAGE (IN MILLIONS)	TOTAL SQUARE FEET (IN MILLIONS)
Alabama	4	10.7	0.4
Arizona	1	2.9	0.1
Arkansas	6	33.1	1.0
California	7	25.1	0.9
Colorado	1	2.8	0.1
Florida	5	6.5	0.3
Georgia	8	49.5	1.7
Idaho	2	18.7	0.8
Illinois	2	11.6	0.4
Indiana	1	9.1	0.3
Iowa	2	12.5	0.5
Kansas	2	5.0	0.2
Kentucky	1	2.7	0.1
Maine	1	1.8	0.2
Massachusetts	5	10.5	0.5
Minnesota	1	3.0	0.1
Mississippi	1	4.7	0.2
Missouri	2	46.8	2.7
Nebraska	2	4.4	0.2
New York	1	11.8	0.4
North Carolina	3	10.0	0.4
Ohio	1	5.5	0.2
Oklahoma	2	2.1	0.1
Oregon	6	40.4	1.7
Pennsylvania	2	27.4	0.9
South Carolina	1	1.6	0.1
South Dakota	1	2.9	0.1
Tennessee	3	10.6	0.4
Texas	2	6.6	0.2
Utah	1	8.6	0.4
Virginia	2	8.7	0.3
Washington	6	28.7	1.1
Wisconsin	3	17.4	0.6
TOTAL	88	443.7	17.6

1 As of December 31, 2004, AmeriCold Realty Trust operated 103 facilities, of which 87 were wholly-owned facilities, one was partially-owned and fifteen were managed for outside owners.

ITEM 3. LEGAL PROCEEDINGS

We are not currently subject to any material legal proceeding nor, to our knowledge, is any material legal proceeding contemplated against us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of our security holders during the fourth quarter of our fiscal year ended December 31, 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common shares have been traded on the New York Stock Exchange under the symbol "CEI" since the completion of our initial public offering in May 1994. For each calendar quarter indicated, the following table reflects the high and low sales prices during the quarter for the common shares and the distributions declared with respect to each quarter.

	PRICE		
	HIGH	LOW	DISTRIBUTIONS
2003			
First Quarter	$17.00	$13.60	$0.375
Second Quarter	17.42	14.18	0.375
Third Quarter	17.30	14.22	0.375
Fourth Quarter	17.51	14.82	0.375
2004			
First Quarter	**$ 18.75**	**$ 17.31**	**$0.375**
Second Quarter	**17.90**	**15.05**	**0.375**
Third Quarter	**16.58**	**15.37**	**0.375**
Fourth Quarter	**19.09**	**15.47**	**0.375**

As of March 2, 2005, there were approximately 864 holders of record of our common shares.

DISTRIBUTION POLICY

Our actual results of operations and the amounts actually available for distribution will be affected by a number of factors, including:

- » the general condition of the United States economy;
- » general leasing activity in the markets in which the Office Properties are located;
- » the ability of tenants to meet their rent obligations;
- » our operating and interest expenses;
- » consumer preferences relating to the Resort/Hotel Properties and the Residential Development Properties;
- » cash flows from unconsolidated entities;
- » capital expenditure requirements;
- » federal, state and local taxes payable by us; and
- » the adequacy of cash reserves.

Our future distributions will be at the discretion of our Board of Trust Managers. The Board of Trust Managers has indicated that it will review the adequacy of our distribution rate on a quarterly basis.

Under the Code, REITs are subject to numerous organizational and operational requirements, including the requirement to distribute at least 90% of REIT taxable income each year. Pursuant to this requirement, we were required to distribute $88.0 million and $48.0 million for 2004 and 2003, respectively. Our actual distributions to common and preferred shareholders were $180.6 million and $174.6 million for 2004 and 2003, respectively.

Distributions to the extent of our current and accumulated earnings and profits for federal income tax purposes generally will be taxable to a shareholder as ordinary dividend income. For tax years beginning after December 31, 2002, qualified dividends paid to shareholders are taxed at capital gains rates, as added by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable reduction of the shareholder's basis in such shareholder's shares, to the extent thereof, and thereafter as taxable gain. Distributions that are treated as a reduction of the shareholder's basis in its shares will have the effect of deferring taxation until the sale of the shareholder's shares. No assurances can be given regarding what portion, if any, of distributions in 2005 or subsequent years will constitute a return of capital for federal income tax purposes.

Following is the income tax status of distributions paid during the years ended December 31, 2004 and 2003 to common shareholders:

	2004	2003
Ordinary dividend	**–%**	2.0
Qualified dividend eligible for 15% tax rate	**–**	7.1
Capital gain	**23.2**	1.2
Return of capital	**57.4**	88.7
Unrecaptured Section 1250 gain	**19.4**	1.0
	100.0%	100.0

Distributions on the 14,200,000 Series A Convertible Cumulative Preferred Shares issued by us in February 1998, April 2002 and January 2004 are payable at a rate of $1.6875 per annum per Series A Convertible Cumulative Preferred Share, prior to distributions on the common shares.

Distributions on the 3,400,000 Series B Cumulative Redeemable Preferred Shares issued by us in May and June 2002 are payable at a rate of $2.3750 per annum per Series B Cumulative Redeemable Preferred Share, prior to distributions on the common shares.

Following is the income tax status of distributions paid during the years ended December 31, 2004 and 2003 to preferred shareholders:

	CLASS A PREFERRED		CLASS B PREFERRED	
	2004	2003	2004	2003
Ordinary dividend	**–%**	17.9%	**–%**	17.9%
Qualified dividend eligible for 15% tax rate	**–**	62.4	**–**	62.4
Capital gain	**54.4**	10.9	**54.4**	10.9
Unrecaptured Section 1250 Gain	**45.6**	8.8	**45.6**	8.8
	100.0%	100.0%	**100.0%**	100.0%

UNREGISTERED SALES OF EQUITY SECURITIES

During the three months ended December 31, 2004, we issued an aggregate of 65,000 common shares to holders of Operating Partnership units in exchange for 32,500 units. Of the 65,000 shares, 15,000 were issued on October 20, 2004, 20,000 were issued on December 2, 2004 and 30,000 were issued on December 3, 2004. The issuances of common shares were exempt from registration as private placements under Section 4(2) of the Securities Act of 1933, or as amended, Securities Act. We registered the resale of such common shares under the Securities Act.

ITEM 6. SELECTED FINANCIAL DATA

The following table includes certain of our financial information on a consolidated historical basis. You should read this section in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 8, "Financial Statements and Supplementary Data."

CRESCENT REAL ESTATE EQUITIES COMPANY CONSOLIDATED HISTORICAL FINANCIAL DATA

(Dollars in thousands, except share data)

	FOR YEARS ENDED DECEMBER 31,				
	2004[1]	2003[1]	2002[1]	2001	2000
OPERATING DATA:					
Total Property revenue	**$ 978,761**	$ 871,716	$ 933,016	$ 590,264	$ 662,863
Income from Property Operations	**$ 316,771**	$ 303,940	$ 340,852	$ 348,884	$ 419,441
Income (loss) from continuing operations before minority interests and income taxes	**$ 189,278**	$ 61,942	$ 78,098	$ (10,605)	$ 294,584
Basic earnings (loss) per common share:					
Income (loss) available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 1.35**	$ 0.03	$ 0.39	$ (0.39)	$ 1.99
Net income (loss) available to common shareholders – basic	**$ 1.43**	$ –	$ 0.63	$ (0.17)	$ 2.05
Diluted earnings (loss) per common share:					
Income (loss) available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 1.34**	$ 0.03	$ 0.39	$ (0.38)	$ 1.96
Net income (loss) available to common shareholders – diluted	**$ 1.42**	$ –	$ 0.63	$ (0.17)	$ 2.02
Balance Sheet Data (at period end):					
Total assets	**$4,037,764**	$4,314,463	$4,289,433	$4,142,149	$4,543,318
Total debt	**$2,152,255**	$2,558,699	$2,382,910	$2,214,094	$2,271,895
Total shareholders' equity	**$1,300,250**	$1,221,804	$1,354,813	$1,405,940	$1,731,327
Other Data:					
Cash distribution declared per common share	**$ 1.50**	$ 1.50	$ 1.50	$ 1.85	$ 2.20
Weighted average Common shares and units outstanding – basic	**116,747,408**	116,634,546	117,523,248	121,017,605	127,535,069
Weighted average Common shares and units outstanding – diluted	**116,965,897**	116,676,242	117,725,984	122,544,421	128,731,883
Cash flow provided by (used in):					
Operating activities	**$ 95,684**	$ 127,951	$ 280,303	$ 210,055	$ 273,735
Investing activities	**629,253**	(36,484)	55,181	212,752	430,286
Financing activities	**(710,698)**	(91,859)	(293,325)	(425,488)	(737,981)
Adjusted funds from operations available to common shareholders – diluted[2]	**$ 143,176**	$ 212,556	$ 238,178	$ 177,117	$ 326,897
Impairment charges related to real estate assets	**(8,332)**	(37,794)	(16,894)	(21,705)	(9,349)
Extinguishment of debt expense related to real estate asset sales	**(39,121)**	–	–	–	–
Funds from operations available to common shareholders – diluted – NAREIT definition	**$ 95,723**	$ 174,762	$ 221,284	$ 155,412	$ 317,548

1 For the years ended December 31, 2004, 2003 and 2002, in accordance with SFAS No. 144, the results of operations of assets sold or held for sale have been reclassified to discontinued operations.

2 Funds from operations, or FFO, is a supplemental non-GAAP financial measurement used in the real estate industry to measure and compare the operating performance of real estate companies, although those companies may calculate funds from operations in different ways. The National Association of Real Estate Investment Trusts (NAREIT) defines funds from operations as Net Income (Loss) determined in accordance with generally accepted accounting principles (GAAP), excluding gains (or losses) from sales of depreciable operating property, excluding extraordinary items (determined by GAAP), plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. We calculate FFO available to common shareholders – diluted – NAREIT definition in the same manner, except that Net Income (Loss) is replaced by Net Income (Loss) Available to Common Shareholders and we include the effect of Operating Partnership unitholder minority interests. We calculate Adjusted Funds From Operations Available to Common Shareholders – diluted (FFO) by excluding the effect of impairment charges related to real estate assets and by excluding the effect of extinguishment of debt related to real estate asset sales. For a more detailed definition and description of FFO and a reconciliation to net income determined in accordance with GAAP, see "Funds from Operations" included in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INDEX TO MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

You should read this section in conjunction with the selected financial data and the consolidated financial statements and the accompanying notes in Item 6, "Selected Financial Data," and Item 8, "Financial Statements and Supplemental Data," of this report. Capitalized terms used but not otherwise defined in this section have the meanings given to them in Items 1-6 of this report.

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are generally characterized by terms such as "believe," "expect," "anticipate" and "may."

Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those described in the forward-looking statements.

The following factors might cause such a difference:

- » Our ability, at our office properties, to timely lease unoccupied square footage and timely re-lease occupied square footage upon expiration on favorable terms, which continue to be adversely affected by existing real estate conditions (including decreased rental rates and the vacancy levels in particular markets, decreased rental rates and competition from other properties) and may also be adversely affected by general economic downturns;
- » The continuation of relatively high vacancy rates and reduced rental rates in our office portfolio as a result of conditions within our principal markets;
- » Our ability to reinvest available funds at anticipated returns and consummate anticipated office acquisitions on favorable terms and within anticipated time frames;
- » Adverse changes in the financial condition of existing tenants, in particular El Paso Energy and its affiliates which provide 5.8% of our annualized office revenues;
- » Further deterioration in our resort/business-class hotel markets or in the economy generally;
- » Further deterioration in the market or in the economy generally and increases in construction cost associated with development of residential land or luxury residences, including single-family homes, townhomes and condominiums;
- » Financing risks, such as our ability to generate revenue sufficient to service and repay existing or additional debt, increases in debt service associated with increased debt and with variable-rate debt, our ability to meet financial and other covenants and our ability to consummate financings and refinancings on favorable terms and within any applicable time frames;
- » Our ability to dispose of investment land, and other non-core assets, on favorable terms and within anticipated time frames;
- » The concentration of a significant percentage of our assets in Texas;
- » The existence of complex regulations relating to our status as a REIT, the effect of future changes in REIT requirements as a result of new legislation and the adverse consequences of the failure to qualify as a REIT; and
- » Other risks detailed from time to time in our filings with the SEC.

Given these uncertainties, readers are cautioned not to place undue reliance on such statements. We are not obligated to update these forward-looking statements to reflect any future events or circumstances.

OVERVIEW

We are a REIT with assets and operations divided into four investment segments: Office, Resort/Hotel, Residential Development and Temperature-Controlled Logistics. Our primary business is our Office Segment, which consisted of 78 Office Properties and represented 60% of total assets as of December 31, 2004.

Capital flows in the real estate industry have changed significantly over the last few years. Institutions as well as other investors, principally U.S. pension funds, have increased their allocation to real estate and it appears that this will continue for the foreseeable future. This inflow of capital has created a uniquely attractive environment for the sale of assets as well as joint ventures. Likewise, the acquisition environment is highly competitive, making it more difficult to provide attractive returns on equity that are comparable to those achieved in acquisitions made during the 1990's.

We have adapted our strategy to align ourselves with institutional partners, with the goal of transitioning towards being a real estate investment management company. Rather than competing with the substantial inflow of capital into the acquisition market, we are focusing on acquiring assets jointly with these institutional investors, moving existing assets into joint-venture arrangements with these investors, and capitalizing on our award-winning platform in office management and our leasing expertise to continue to provide these services, for a fee, for the properties in the ventures. Where possible, we will strive to negotiate performance based incentives that allow for additional equity to be earned if return targets are exceeded.

Consistent with this strategy, we continually evaluate our existing portfolio for potential joint venture opportunities. Recently, we completed significant joint venture transactions involving five of our landmark Properties valued at approximately $1.2 billion. As with previous ventures, we are now a minority partner but continue to provide leasing and management services to the ventures. In addition, in January 2005, we completed the recapitalization of our Canyon Ranch Resort/Hotel Properties.

Further, we sold $171.5 million of non-core assets in 2004 and expect to sell an additional $120.0 million in the near term, including land holdings that are currently not contributing to our earnings. Included in these sales are two business class hotels, one of which was sold in October 2004 at a gain and the remaining hotel, which we believe we can sell at an attractive gain, and at the same time further simplify our business model. As the expected sales are completed, we will redeploy proceeds to acquire real estate assets and pay down certain consolidated debt and other obligations.

OFFICE SEGMENT

The following table shows the performance factors on stabilized properties used by management to assess the operating performance of the Office Segment:

	2004	2003
Economic Occupancy [1]	**88.5%**[3]	86.0%[3]
Leased Occupancy [2]	**89.8%**[3]	88.5%[3]
In-Place Weighted Average Full-Service Rental Rate	**$22.63**[3]	$22.63
Tenant Improvement and Leasing Costs per Sq. Ft. per year	**$ 3.13**	$ 3.14
Average Lease Term	**7.4 years**	7.8 years
Same-Store NOI[4] (Decline)	**(5.3)%**[3]	(11.5)%
Same-Store Average Occupancy	**86.0%**[3]	84.3%

1 Economic occupancy reflects the occupancy of all tenants paying rent.
2 Leased occupancy reflects the amount of contractually obligated space, whether or not commencement has occurred.
3 Excludes held for sale properties.
4 Same-store NOI (net operating income) represents office property net income excluding depreciation, amortization, interest expense and non-recurring items such as lease termination fees for Office Properties owned for the entirety of the comparable periods.

2004 was a year of occupancy stabilization in our markets. In 2005, we expect continued improvement in the economy. This allows us to remain cautiously optimistic about occupancy gains in 2005. We expect that year-end 2005 occupancy for our portfolio will increase to over 90%.

RESORT/HOTEL SEGMENT

The following table shows the performance factors used by management to assess the operating performance of our luxury and destination fitness resorts.

FOR THE YEARS ENDED DECEMBER 31,	AVERAGE OCCUPANCY RATE		AVERAGE DAILY RATE		REVENUE PER AVAILABLE ROOM/GUEST NIGHT	
	2004	2003	2004	2003	2004	2003
Luxury and Destination Fitness Resorts	**69%**	68%	**$501**	$469	**$331**	$311

The occupancy increase at our luxury and destination fitness resorts for the year ended December 31, 2004 as compared to 2003 is partially driven by increases at Canyon Ranch Tucson and Canyon Ranch Lenox, at which occupancy increased three percentage points (from 76% to 79%). Average daily rate increased 8% (from $661 to $713), and revenue per available room increased 10% (from $475 to $521) as a result of expanded medical service offerings. These increases are partially offset by decreases in occupancy at Sonoma Mission Inn (from 61% to 59%) as a result of the renovation of 97 rooms which were taken out of service in November 2003. Renovation was completed in the second quarter of 2004 at which time the 97 rooms were put back into service. In addition, occupancy decreased eleven percentage points (from 75% to 64%) at Ventana Inn as a result of the renovation of thirteen suites which were taken out of service in April 2004 and completed in September 2004.

We anticipate an 8% to 10% increase in revenue per available room in 2005 at the luxury and destination fitness resorts and a 3 to 5 percentage point increase in occupancy, driven by the continued recovery of the economy and travel industry and improvement from Sonoma Mission Inn and Ventana Inn, which were under construction in 2004.

RESIDENTIAL DEVELOPMENT SEGMENT

The following tables show the performance factors used by management to assess the operating performance of the Residential Development Segment. Information is provided for the Desert Mountain Residential Development Property and the CRDI Residential Development Properties, which represent our significant investments in this Segment as of December 31, 2004.

Desert Mountain *(dollars in thousands)*	FOR THE YEARS ENDED DECEMBER 31, 2004	2003
Residential Lot Sales	**68**	60
Average Sales Price per Lot[1]	**$756**	$653

1 Includes equity golf membership

Desert Mountain is in the latter stages of development and management anticipates minor additions to its decreasing available inventory. While a higher average lot sales price is projected in 2005, total sales are expected to be lower as a result of reduced inventory availability.

CRDI *(dollars in thousands)*	FOR THE YEARS ENDED DECEMBER 31, 2004	2003
Residential Lot Sales	**353**	246
Residential Unit Sales		
Townhome Sales	**12**	4
Condominium Sales	**41**	82
Residential Equivalent Timeshare Units	**14.6**	4.2
Average Sales Price per Residential Lot	**$ 152**	$ 129
Average Sales Price per Residential Unit	**$1,833**	$ 939
Average Sales Price per Residential Equivalent Timeshare Unit	**$1,825**	$1,443

CRDI, which invests primarily in mountain resort residential real estate in Colorado and California and residential real estate in downtown Denver, Colorado, is highly dependent upon the national economy and customer demand. In 2005, management expects that unit sales will increase but the average sales price will decrease at CRDI, with approximately 53% presold as of February 7, 2005. In addition, lot sales are expected to increase in 2005.

RECENT DEVELOPMENTS

CANYON RANCH

On January 18, 2005, we contributed the Canyon Ranch Tucson, our 50% interest and our preferred interest in CR Las Vegas, LLC, and our 30% interest in CR License, L.L.C., CR License II, L.L.C., CR Orlando LLC and CR Miami LLC to two newly formed entities, CR Spa, LLC and CR Operating, LLC. In exchange, we received a 48% common equity interest in each new entity. The remaining 52% interest in these entities is held by the founders of Canyon Ranch, who contributed their interests in CR Las Vegas, LLC, CR License II, L.L.C., CR Orlando LLC and CR Miami LLC and the resort management contracts. In addition, we sold the Canyon Ranch Lenox Destination Resort Property to a subsidiary of CR Operating, LLC. The founders of Canyon Ranch sold their interest in CR License, L.L.C. to a subsidiary of CR Operating, LLC. As a result of these transactions, the new entities own the following assets: Canyon Ranch Tucson, Canyon Ranch Lenox, Canyon Ranch SpaClub at the Venetian Resort in Las Vegas, Canyon Ranch SpaClub on the Queen Mary 2 ocean liner, Canyon Ranch Living Community in Miami, Florida, Canyon Ranch SpaClub at The Gaylord Palms Resort in Kissimmee, Florida, and the Canyon Ranch trade names and trademarks.

In addition, the newly formed entities completed a private placement of Mandatorily Redeemable Convertible Preferred Membership Units for aggregate gross proceeds of approximately $110.0 million. Richard E. Rainwater, Chairman of our Board of Trust Managers, and certain of his family members purchased approximately $27.1 million of these units. The units are convertible into a 25% common equity interest in CR Spa, LLC and CR Operating, LLC and pay distributions at the rate of 8.5% per year in years one through seven, and 11% in years eight through ten. At the end of this period, the holders of the units are entitled to receive a premium in an amount sufficient to result in a cumulative return of 11% per year. The units are redeemable after seven years. Also on January 18, 2005, the new entities completed a $95.0 million financing with Bank of America. The loan has an interest-only term until maturity in February 2015, bears interest at 5.94% and is secured by the Canyon Ranch Tucson and Canyon Ranch Lenox Destination Resort Properties. As a result of these transactions, we received proceeds of approximately $91.9 million, which was used to pay down or defease debt related to our previous investment in the Properties and to pay down our credit facility.

JOINT VENTURES

On November 10, 2004, we contributed nine of our office properties to a limited partnership in which we initially had a 40% interest and a fund advised by JP Morgan Fleming Asset Management, or JPM, has a 60% interest. The office properties contributed to the partnership are The Crescent (two Office Properties) in Dallas, Texas and Houston Center (four Office Properties) and Post Oak Central (three Office Properties) both in Houston, Texas. The Office Properties were valued at $897.0 million after the pay off of the JP Morgan Mortgage Note, a portion of Fleet Fund I Term Loan and defeasance of a portion of LaSalle Note I. This transaction generated net proceeds of approximately $290.0 million after the pay off of the JP Morgan Mortgage Note, pay down of a portion of Fleet Fund I Term Loan and defeasance of a portion of LaSalle Note I. The joint venture was accounted for as a partial sale of the Office Properties, resulting in a net gain of approximately $194.1 million. On December 23, 2004, an affiliate of General Electric Pension Fund, which we refer to as GE, purchased a 16.15% interest in the partnership from us, reducing our ownership interest to 23.85%. This transaction generated net proceeds of approximately $49.0 million and a net gain of $56.7 million. The net proceeds from both transactions were used to pay off the remaining portion of the Fleet Fund I Term Loan and pay down our credit facility. We incurred debt pre-payment penalties of approximately $35.0 million relating to the early extinguishment of the JP Morgan Mortgage Note and the partial defeasance of LaSalle Note I, which is reflected in the "Extinguishment of debt" line item in the Consolidated Statements of Operations.

On November 23, 2004, we contributed two of our office properties to a limited partnership in which we have a 23.85% interest and a fund advised by JPM has a 76.15% interest. The two office properties contributed to the partnership are Fountain Place and Trammell Crow Center, both in Dallas, Texas. The Office Properties were valued at $320.5 million. This transaction generated net proceeds of approximately $71.5 million after the pay off of the Lehman Capital Note. The joint venture was accounted for as a partial sale of the Office Properties, resulting in a net gain of approximately $14.9 million. The net proceeds from this transaction were used to pay down a portion of our credit facility.

On February 24, 2005, we contributed 1301 McKinney Street and an adjacent parking garage, subject to the Morgan Stanley Mortgage Capital Inc. Note, to a limited partnership in which we have a 23.85% interest, a fund advised by JPM has a 60% interest and GE has a 16.15% interest. The property was valued at $106.0 million and the transaction generated net proceeds to us of approximately $33.4 million which were used to pay down our credit facility.

As a result of GE's purchase of an interest in the first partnership, GE serves along with us as general partner and we serve as the sole and managing general partner of the second and third partnerships. Each of the Office Properties contributed to the partnerships is owned by a separate limited partnership. Each of those property partnerships (excluding Trammell Crow Center) has entered into a separate leasing and management agreement with us, and, in the case of Trammell Crow Center, the property partnership also has entered into a management oversight agreement and a mortgage servicing agreement with us. We have no commitment to reinvest the cash proceeds back into the joint venture. None of the mortgage financing at the joint venture level is guaranteed by us. We account for our interest in these partnerships as unconsolidated equity investments.

TEMPERATURE-CONTROLLED LOGISTICS

As of December 31, 2004, the Temperature-Controlled Logistics Segment consisted of our 31.7% interest in AmeriCold. AmeriCold operates 103 facilities, of which 87 are wholly-owned, one is partially-owned and fifteen are managed for outside owners. We account for our interest in AmeriCold as an unconsolidated equity investment.

On November 18, 2004, Vornado Crescent Portland Partnership ("VCPP"), the partnership through which we owned our 40% interest in AmeriCold, sold a 20.7% interest in AmeriCold to The Yucaipa Companies for $145.0 million, resulting in a gain of approximately $12.3 million, net of transaction costs, to us. In addition, Yucaipa will assist in the management of AmeriCold and may earn a promote of up to 20% of the increase in value through December 31, 2007. The promote is payable out of the remaining outstanding common shares in AmeriCold, including the common shares held by us, and limited to 10% of these remaining common shares.

Immediately following this transaction, VCPP dissolved and, after the payment of all of its liabilities, distributed its remaining assets to its partners. The assets distributed to us consisted of common shares, representing an approximately 31.7% interest in AmeriCold, cash of approximately $34.3 million and a note receivable of approximately $8.0 million. In connection with the dissolution of the partnership, Vornado Realty L.P., or Vornado, agreed to terminate the preferential allocation payable to it under the partnership agreement. In consideration of this, we agreed to pay Vornado an annual management fee of $4.5 million, payable only out of dividends we receive from AmeriCold and proceeds from sales of the common shares of AmeriCold that we own. Unpaid annual management fees will accrue without interest. The amount of the annual management fee will be reduced in proportion to any sales by us of our interest in AmeriCold. We also agreed to pay Vornado, from the proceeds of any sales of the common shares of AmeriCold that we own, a termination fee equal to the product of $23.8 million and the percentage reduction in our ownership of AmeriCold, as of November 18, 2004, represented by the sale. Our obligation to pay the annual management fee and the termination fee will end on October 30, 2027, or, if earlier, the date on which we sell all of the common shares of AmeriCold that we own.

On November 4, 2004, AmeriCold purchased 100% of the ownership interests in its tenant, AmeriCold Logistics, for approximately $47.7 million. The purchase was funded by a contribution from AmeriCold's owner, VCPP, which funded its contribution through a loan from Vornado. Prior to the consummation of this transaction, AmeriCold Logistics leased the Temperature-Controlled Logistics Properties from AmeriCold under three triple-net master leases. Under the terms of the leases, AmeriCold Logistics was permitted to defer a portion of the rent payable to AmeriCold. As of November 4, 2004, AmeriCold's deferred rent balance from AmeriCold Logistics was $125.1 million, of which our portion was $50.0 million. For each of the years ended December 31, 2004, 2003, and 2002, we recognized rental income from AmeriCold Logistics when earned and collected and, accordingly, did not recognize any of the rent deferred during those years as equity in net income of AmeriCold. In connection with the purchase of AmeriCold Logistics by AmeriCold, the leases were terminated and all deferred rent was cancelled.

On November 4, 2004, AmeriCold also purchased 100% of the ownership interests in Vornado Crescent and KC Quarry, L.L.C., or VCQ, for approximately $24.9 million. AmeriCold used a cash contribution from its owner, of which our portion was approximately $9.9 million, to fund the purchase. As a result of our 56% ownership interest in VCQ, we received proceeds from the sale of VCQ of approximately $13.2 million.

On February 5, 2004, AmeriCold completed a $254.4 million mortgage financing with Morgan Stanley Mortgage Capital Inc., secured by 21 of its owned and seven of its leased temperature-controlled logistics properties. The loan matures in April 2009, bears interest at LIBOR plus 295 basis points (with a LIBOR floor of 1.5% with respect to $54.4 million of the loan) and requires principal payments of $5.0 million annually. The net proceeds to AmeriCold were approximately $225.0 million, after closing costs and the repayment of approximately $12.9 million in existing mortgages. On February 6, 2004, AmeriCold distributed cash of approximately $90.0 million to us.

ASSET PURCHASES

During the year ended December 31, 2004 and through February 2005, we completed the following acquisitions:

(in millions)

DATE	PROPERTY	LOCATION	PURCHASE PRICE
February 7, 2005	The Exchange Building – Class A Office Property	Seattle, Washington	$ 52.5[1]
December 29, 2004	Peakview Tower – Class A Office Property	Denver, Colorado	$ 47.5[1]
December 21, 2004	1301 McKinney Street – Class A Office Property	Houston, Texas	$101.0[2]
December 15, 2004	One Live Oak – Class A Office Property	Atlanta, Georgia	$ 31.0[1]
August 6, 2004	The Alhambra – Two Class A Office Properties	Miami, Florida	$ 72.3[3]
March 31, 2004	Dupont Centre – Class A Office Property	Irvine, California	$ 54.3[4]
Jan – May 2004	Hughes Center – Six Class A Office Properties, Seven Retail Parcels, and 12.85 acres undeveloped land	Las Vegas, Nevada	$203.6[5,6]

1 The acquisition was funded by a draw on our credit facility. The property is wholly-owned.

2 The acquisition was funded by a new $70.0 million loan from Morgan Stanley Mortgage Capital Inc., and a draw on our credit facility.

3 The acquisition was funded by the assumption of a $45.0 million loan from Wachovia Securities and a draw on our credit facility. The properties are wholly-owned.

4 The acquisition was funded by a draw on our credit facility. The property is wholly-owned.

5 The acquisition of the Office Properties and retail parcels was funded by the assumption of $85.4 million in mortgage loans and a portion of proceeds from the 2003 sale of the Woodlands entities. One of the Office Properties is owned through a joint venture in which we have a 67% interest. The remaining Office Properties are wholly-owned.

6 The acquisition of two tracts of undeveloped land was funded by a $7.5 million loan from the Rouse Company and proceeds from the 2003 sale of the Woodlands entities. The properties are wholly-owned.

OTHER REAL ESTATE INVESTMENTS

On November 9, 2004, we completed a $22.0 million mezzanine loan secured by ownership interests in an entity that owns an office property in Los Angeles, California. The loan bears interest at LIBOR plus 925 basis points (11.65% at December 31, 2004) with an interest-only term until maturity in November 2006, subject to the right of the borrower to extend the loan pursuant to four six-month extension options.

On February 7, 2005, we completed a $34.5 million mezzanine loan in which we immediately sold a 50% participating interest for $17.25 million. The loan is secured by ownership interests in an entity that owns an office property in New York, New York. The loan bears interest at LIBOR plus 775 basis points with an interest-only term until maturity in March 2007, subject to the right of the borrower to extend the loan pursuant to three one-year extension options.

ASSET SALES

The following table summarizes our significant asset sales during the year ended December 31, 2004 and into the first quarter of 2005:

(in millions)

DATE	PROPERTY	LOCATION	NET PROCEEDS	IMPAIRMENT[1]	NET GAIN (LOSS)[1]
OFFICE					
February 7, 2005	Albuquerque Plaza Office Property	Albuquerque, New Mexico	$ 34.7[2]	$ –	$ 1.8
July 29, 2004	12404 Park Central Office Property	Dallas, Texas	9.3[2]	4.0[3]	–
July 2, 2004	5050 Quorum Office Property 4	Dallas, Texas	8.9[5]	0.8[6]	(0.1)
June 29, 2004	Addison Tower Office Property	Dallas, Texas	8.8[5]	–	0.2
June 17, 2004	Ptarmigan Place Office Property	Denver, Colorado	25.3[2]	0.5[6]	(2.0)
April 13, 2004	Liberty Plaza Office Property	Dallas, Texas	10.8[5]	3.6[7]	(0.2)
March 23, 2004	1800 West Loop South Office Property	Houston, Texas	28.2[5]	13.9[7]	0.2
RESORT/HOTEL					
October 19, 2004	Hyatt Regency Hotel	Albuquerque, New Mexico	32.2[8]	–	3.6
RESIDENTIAL DEVELOPMENT					
September 14, 2004	Breckenridge Commercial Retail Center	Breckenridge, Colorado	1.5	0.7[7]	(0.1)
UNDEVELOPED LAND					
December 23, 2004	5.7 acres undeveloped land	Houston, Texas	4.0[5]	–	1.4
December 17, 2004	5.3 acres undeveloped land	Houston, Texas	22.3[5]	–	8.3
November 12, 2004	72.7 acres undeveloped land	Monterey, California	1.0[5]	–	0.7
August 16, 2004	2.5 acres undeveloped land	Houston, Texas	6.4[5,9]	–	7.6
June 17, 2004	Ptarmigan Place – 3.0 acres of adjacent undeveloped land	Denver, Colorado	2.9[2]	–	0.9

1 Amounts are net of minority interest.
2 Proceeds were used to pay down a portion of our Bank of America Fund XII Term Loan.
3 Of the $4.0 million impairments recorded, $2.9 million was recorded during the year ended December 31, 2003 and $1.1 million during the year ended December 31, 2004.
4 We continue to provide management and leasing services for this property.
5 Proceeds were used primarily to pay down our credit facility.
6 Impairment was recognized during the year ended December 31, 2004.
7 Impairment was recognized during the year ended December 31, 2003.
8 Proceeds were used to pay down our Bank of America Fund XII Term Loan in the amount of $26.0 million and the remainder was used to pay down our credit facility.
9 In addition to the $6.4 million net cash proceeds, we also received a note receivable of $5.6 million. The note provides for payments of principal of $0.5 million due December 2004, annual installments of $1.0 million due beginning August 2005 through August 2008, and $1.1 million due at maturity in August 2009 and does not bear interest.

RESULTS OF OPERATIONS

The following table shows the variance in dollars for certain of our operating data between the years ended December 31, 2004 and 2003 and the years ended December 31, 2003 and 2002.

(in millions)	TOTAL VARIANCE IN DOLLARS BETWEEN THE YEARS ENDED DECEMBER 31, 2004 AND 2003	TOTAL VARIANCE IN DOLLARS BETWEEN THE YEARS ENDED DECEMBER 31, 2003 AND 2002
REVENUE:		
Office Property	**$ 8.1**	$ (41.2)
Resort/Hotel Property	**9.5**	16.9
Residential Development Property	**89.4**	(37.0)
Total Property revenue	**$107.0**	$ (61.3)
EXPENSE:		
Office Property real estate taxes	**$ (3.4)**	$ (7.3)
Office Property operating expenses	**10.4**	4.1
Resort/Hotel Property expense	**12.9**	18.2
Residential Development Property expense	**74.3**	(39.4)
Total Property expense	**$ 94.2**	$ (24.4)
Income from Property Operations	**$ 12.8**	$ (36.9)
OTHER INCOME (EXPENSE):		
Income from sale of investment in unconsolidated company, net	**$ (86.2)**	$ 86.2
Income from investment land sales, net	**5.8**	(9.6)
Gain on joint venture of properties, net	**265.7**	(18.1)
Loss on property sales, net	**-**	0.8
Interest and other income	**10.2**	(6.4)
Corporate general and administrative	**(6.2)**	(6.9)
Interest expense	**(4.7)**	6.9
Amortization of deferred financing costs	**(2.0)**	(0.8)
Extinguishment of debt	**(42.6)**	-
Depreciation and amortization	**(19.4)**	(15.0)
Impairment charges related to real estate assets	**4.5**	4.6
Other expenses	**5.2**	6.9
Equity in net income (loss) of unconsolidated companies:		
Office Properties	**(4.9)**	(12.1)
Resort/Hotel Properties	**(6.0)**	5.9
Residential Development Properties	**(12.7)**	(29.4)
Temperature-Controlled Logistics Properties	**4.0**	5.1
Other	**3.8**	2.6
Total other income (expense)	**$114.5**	$ 20.7
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS AND INCOME TAXES	**$127.3**	$ (16.2)
Minority interests	**(30.8)**	13.2
Income tax benefit (provision)	**40.0**	(31.7)
INCOME BEFORE DISCONTINUED OPERATIONS AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	**$136.5**	$ (34.7)
Income from discontinued operations, net of minority interests	**(2.1)**	(15.2)
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**22.1**	(20.9)
Gain on real estate from discontinued operations, net of minority interests	**(9.2)**	(0.1)
Cumulative effect of a change in accounting principle, net of minority interests	**(0.4)**	9.2
NET INCOME	**$146.9**	$ (61.7)
Series A Preferred Share distributions	**(5.5)**	(1.5)
Series B Preferred Share distributions	**-**	(3.0)
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	**$141.4**	$ (66.2)

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2004 TO THE YEAR ENDED DECEMBER 31, 2003

Property Revenues

Total property revenues increased $107.0 million, or 12.3%, to $978.7 million for the year ended December 31, 2004, as compared to $871.7 million for the year ended December 31, 2003. The primary components of the increase in total property revenues are discussed below.

- » Office Property revenues increased $8.1 million, or 1.7%, to $484.0 million, primarily due to:
  - › an increase of $48.7 million from the acquisitions of The Colonnade in August 2003, the Hughes Center Properties in December 2003 through May 2004, the Dupont Centre in March 2004 , The Alhambra in August 2004, and 1301 McKinney Street, One Live Oak and Peakview Tower in December 2004; and
  - › an increase of $3.8 million resulting from third party management services and related direct expense reimbursements; partially offset by
  - › a decrease of $21.6 million due to the joint venture of The Crescent, Trammell Crow Center, Fountain Place, Houston Center and Post Oak Central in November 2004;
  - › a decrease of $21.1 million from the 43 consolidated Office Properties (excluding 2003 and 2004 acquisitions, dispositions and properties held for sale) that we owned or had an interest in, primarily due to a decrease in full service weighted average rental rates, a 0.5 percentage point decline in average occupancy (from 83.2% to 82.7%), a decrease in recoveries due to expense reductions and base year rollover of significant customers, and a decline in net parking revenues;
  - › a decrease of $1.1 million due to nonrecurring revenue earned in 2003; and
  - › a decrease of $0.7 million in net lease termination fees (from $9.7 million to $9.0 million).
- » Resort/Hotel Property revenues increased $9.5 million, or 5.5%, to $183.5 million, primarily due to:
  - › an increase of $8.7 million at the luxury and destination fitness resort Properties related to a 10% increase in revenue per available room (from $475 to $521) as a result of an 8% increase in average daily rate (from $661 to $713) and a 3 percentage point increase in occupancy (from 76% to 79%); and
  - › an increase of $1.1 million at the Resort Properties primarily related to an increase in food and beverage and spa revenue of $1.7 million, partially offset by a 2% decrease in revenue per available room (from $174 to $171) as a result of a 2 percentage point decrease in occupancy (from 62% to 60%) related to the renovation of 97 historic inn rooms at the Sonoma Mission Inn, which were out of service for the first six months of 2004, and the renovation of 13 suites at the Ventana Inn, which were out of service in the second and third quarters of 2004; partially offset by
  - › a decrease of $0.3 million at the business class hotel Properties related to a 4% decrease in revenue per available room (from $76 to $73) as a result of a 2% decrease in average daily rate (from $111 to $109) and a 1 percentage point decrease in occupancy (from 68% to 67%) partially offset by a $0.5 million increase in food and beverage revenue.
- » Residential Development Property revenues increased $89.4 million, or 40.3%, to $311.2 million, primarily due to:
  - › an increase of $65.6 million in CRDI revenues related to product mix in lots and units available for sale in 2004 versus 2003, primarily at the Old Greenwood timeshare project and Gray's Crossing lot project in Tahoe, California and the Horizon Pass project in Bachelor Gulch, Colorado, which had sales in 2004 but none for the year ended December 31, 2003 as the projects were not available for sale; partially offset by the Old Greenwood lot project in Tahoe, California, the Cresta project in Arrowhead, Colorado, the Creekside at Riverfront Park project in Denver, Colorado, and the One Vendue project in Charleston, South Carolina, which had reduced or no sales in 2004;
  - › an increase of $13.4 million in DMDC revenues related to product mix and increased lots sales (from 60 to 68);
  - › an increase of $8.2 million in other revenue at DMDC and CRDI. The increase at DMDC is primarily due to a settlement for partial reimbursement of construction remediation costs and an increase in membership transfer fees, and at CRDI is primarily due to restaurant revenues in Denver, Colorado, beginning in the fourth quarter of 2003; and
  - › an increase of $4.8 million in club revenue at DMDC and CRDI. The increase at DMDC is primarily due to increased membership levels and an increase in dues, and at CRDI is primarily due to the addition of a golf course in Truckee, California and the full impact in 2004 of the sale of club memberships at the Tahoe Mountain Resorts property, which began selling memberships in mid-2003; partially offset by
  - › a decrease of $1.7 million in other revenue due to interest income recorded in 2003 for our note receivable with the Woodlands entities which was sold in December 2003.

Property Expenses

Total property expenses increased $94.2 million, or 16.6%, to $662.0 million for the year ended December 31, 2004, as compared to $567.8 million for the year ended December 31, 2003. The primary components of the variances in property expenses are discussed below.

- » Office Property expenses increased $7.0 million, or 3.1%, to $234.4 million, primarily due to:
  - › an increase of $16.1 million from the acquisition of The Colonnade in August 2003, Hughes Center Properties in December 2003 through May 2004, the Dupont Centre in March 2004, the Alhambra in August 2004, 1301 McKinney Street, One Live Oak, and Peakview Tower in December 2004; and
  - › an increase of $3.2 million related to the cost of providing third party management services to joint venture properties, which are recouped by increased third party fee income and direct expense reimbursements; partially offset by
  - › a decrease of $10.9 million due to the joint venture of The Crescent, Trammell Crow Center, Fountain Place, Houston Center and Post Oak Central in November 2004; and
  - › a decrease of $1.7 million from the 43 consolidated Office properties (excluding 2003 and 2004 acquisitions, dispositions and properties held for sale) that we owned or had an interest in, primarily due to:
    - › $2.9 million decrease in property taxes and insurance; and
    - › $0.4 million decrease in utilities; partially offset by
    - › $0.9 million increase in building repairs and maintenance; and
    - › $0.7 million increase in administrative expenses.
- » Resort/Hotel Property expenses increased $12.9 million, or 9.0%, to $155.8 million, primarily due to:
  - › an increase of $8.7 million primarily resulting from a $4.6 million increase in operating expenses at the luxury and destination fitness resort Properties related to increased expenses associated with the medical service segment and the increase in average occupancy of 3 percentage points (from 76% to 79%), and a $3.7 million increase primarily in general and administrative, marketing and employee benefit costs;
  - › an increase of $2.3 million in operating expenses primarily related to food and beverage and spa operating costs at Park Hyatt Beaver Creek resulting from increased volume; and
  - › an increase of $1.9 million in other expense categories, primarily related to an increase in Sarbanes-Oxley compliance costs and management fees at the luxury and destination fitness resort Properties as a result of higher revenues.
- » Residential Development Property expenses increased $74.3 million, or 37.6%, to $271.8 million, primarily due to:
  - › an increase of $47.8 million in CRDI cost of sales related to product mix in lots and units available for sale in 2004 versus 2003, primarily at the Old Greenwood timeshare project and Gray's Crossing lot project in Tahoe, California and the Horizon Pass project in Bachelor Gulch, Colorado, which had sales in 2004 but none for the year ended December 31, 2003 as the projects were not available for sale; partially offset by the Old Greenwood lot project in Tahoe, California, the Cresta project in Arrowhead, Colorado, the Creekside at Riverfront Park project in Denver, Colorado, and the One Vendue project in Charleston, South Carolina, which had reduced or no sales in 2004;
  - › an increase of $10.6 million in marketing and other expenses at certain CRDI projects and the Ritz Carlton condominium Dallas residence project;
  - › an increase of $8.3 million in DMDC cost of sales due to increased lot sales and higher priced lots sold in 2004 compared to 2003;
  - › an increase of $6.3 million in club operating expenses due to increased membership levels at CRDI and DMDC, a restaurant addition at CRDI and golf course and clubhouse additions at DMDC and CRDI; and
  - › an increase of $0.8 million in other expense categories.

Other Income/Expense

Total other income and expenses decreased $114.5 million, or 47.3%, to $127.5 million for the year ended December 31, 2004, compared to $242.0 million for the year ended December 31, 2003. The primary components of the decrease in total other income and expenses are discussed below.

Other Income

Other income increased $179.7 million, or 135.5%, to $312.3 million for the year ended December 31, 2004, as compared to $132.6 million for the year ended December 31, 2003. The primary components of the increase in other income are discussed below.

- » Gain on joint venture of properties, net increased $265.7 million, due to the joint venture of The Crescent, Fountain Place, Trammell Crow Center, Houston Center and Post Oak Central Office Properties.
- » Income from sales of investments in unconsolidated company, net decreased $86.2 million due to the sale of our interest in the Woodlands entities in December 2003.
- » Income from investment land sales, net increased $5.8 million due to the gain of $18.9 million on sales of five parcels of undeveloped investment land in 2004 as compared to the gain of $13.1 million on sales of three parcels of undeveloped investment land in 2003.

- Interest and other income increased $10.2 million, or 130.8%, primarily due to:
  - $3.7 million received from COPI pursuant to the COPI bankruptcy plan for notes receivable previously written off in 2001;
  - $2.8 million of interest on U.S. Treasury and government sponsored agency securities purchased in December 2003 and January 2004 related to debt defeasance;
  - $1.6 million of interest and dividends received on other marketable securities;
  - $1.1 million increase in interest on certain notes resulting from note amendments in December 2003; and
  - $0.4 million of interest on a mezzanine loan secured by an ownership interest in an entity that owns an office property in Los Angeles, California.
- Equity in net income of unconsolidated companies decreased $15.8 million, or 62.2%, to $9.6 million, primarily due to:
  - a decrease of $13.8 million in Office Properties, Residential Development Properties and Other equity in net income primarily due to:
    - a decrease of $14.4 million in net income recorded in 2003 related to our interests in the Woodlands entities which were sold in December 2003; partially offset by
    - an increase of $1.2 million in income recorded on Main Street Partners, L.P.; and
    - an increase of $1.0 million in income recorded from the joint venture of The Crescent, Fountain Place, Trammell Crow Center, Houston Center and Post Oak Central Office Properties.
  - a decrease of $6.0 million in Resort/Hotel Properties equity in net income primarily due to net income recorded in 2003 for our interest in the Ritz-Carlton Hotel, which was sold in November 2003, and included a $1.1 million payment which we received from the operator of the property pursuant to the terms of the operating agreement because the property did not achieve a specified net operating income level; partially offset by
  - an increase of $4.0 million in AmeriCold Realty Trust equity in net income primarily due to the $12.3 million gain, net of transaction costs, on the sale of a portion of our interests in AmeriCold to The Yucaipa Companies; partially offset by
    - a $3.6 million increase in interest expense primarily attributable to the $254.0 million mortgage financing with Morgan Stanley in February 2004;
    - a $1.9 million impairment recorded in connection with the business combination of the tenant and landlord entities; and
    - a $1.5 million decrease associated with a decrease in rental income.

Other Expenses

Other expenses increased $65.2 million, or 17.4%, to $439.8 million for the year ended December 2004, compared to $374.6 million for the year ended December 31, 2003. The primary components of the increase in other expenses are discussed below.

- Extinguishment of debt increased $42.6 million, primarily due to:
  - $17.5 million related to the securities purchased in excess of the debt balance to defease LaSalle Note I in connection with the joint venture of Office Properties;
  - $17.5 million prepayment penalty associated with the payoff of the JP Morgan Chase Mortgage Loan in connection with the joint venture of Office Properties;
  - $1.0 million mortgage prepayment fee associated with the payoff of the Lehman Brothers Holdings, Inc. Loan in connection with the joint venture of Office Properties;
  - $6.6 million write off of deferred financing costs, of which $3.1 million related to the joint venture or sale of real estate assets.
- Depreciation and amortization costs increased $19.4 million, or 13.5%, to $163.6 million primarily due to:
  - $10.7 million increase in Office Property depreciation expense attributable to:
    - $16.1 million increase from the acquisitions of The Colonnade in August 2003, Hughes Center in December 2003 through May 2004, Dupont Centre in March 2004, and The Alhambra in August 2004;
    - $1.3 million increase due to building improvements; partially offset by
    - $3.8 million decrease due to accelerated depreciation for lease terminations in 2003; and
    - $2.2 million decrease due to the joint venture of The Crescent, Fountain Place, Trammell Crow Center, Houston Center and Post Oak Central in November 2004;
  - $4.4 million increase in Resort/Hotel Property depreciation and amortization costs; and
  - $4.1 million increase in Residential Development Property depreciation and amortization costs.
- Corporate general and administrative costs increased $6.2 million, or 19.0%, to $38.9 million due to Sarbanes-Oxley compliance related costs, increased legal and external audit costs, as well as costs associated with salary merit increases and employee benefits.
- Interest expense increased $4.7 million, or 2.7%, to $176.8 million primarily due to:
  - $4.2 million related to the Fountain Place Office Property transaction;
  - $2.9 million related to an increase of $175.0 million in the weighted average debt balance (from $2,498 million to $2,673 million) partially offset by a 0.3% decrease in the hedged weighted average interest rate (from 7.1% to 6.8%); partially offset by
  - $2.4 million decrease related to amortization of above average interest rate on obligations assumed in the acquisition of Hughes Center.
- Amortization of deferred financing costs increased $2.0 million, or 18.0%, to $13.1 million due to debt restructuring and refinancing activities, primarily related to the new Bank of America Fund XII Term Loan.

- » Other expenses decreased $5.2 million, or 88.1%, to $0.7 million primarily due to:
  - › $2.8 million decrease due to impairment and disposals of marketable securities in 2003; and
  - › $2.6 million decrease due to reduction of the reserve for the COPI bankruptcy pursuant to the settlement terms in 2004; partially offset by
  - › $1.0 million increase due to the impairment of a marketable security in 2004.
- » Impairment charges related to real estate assets decreased $4.5 million, or 52.3%, to $4.1 million due to:
  - › a decrease of $6.5 million due to the impairment associated with the settlement of a real estate note obligation in 2003 with an unconsolidated investment that primarily held real estate investments and marketable securities;
  - › a decrease of $1.2 million due to the impairment of the North Dallas Athletic Club in 2003; partially offset by
  - › an increase of $4.1 million due to the impairment related to the demolition of the old clubhouse at the Sonoma Club in the third quarter 2004 in order to construct a new clubhouse.

Income Tax Benefit/ Provision

The $40.0 million decrease in the income tax expense to a $13.0 million income tax benefit for the year ended December 31, 2004, as compared to the income tax provision of $27.0 million for the year ended December 31, 2003, is primarily due to the $34.7 million tax expense related to the gain on the sale of our interests in the Woodlands entities, and a $5.4 million tax benefit associated with lower net income recorded in 2004 compared to 2003 for the Resort/Hotel and Residential Development Properties' operations.

Discontinued Operations

Income from discontinued operations from assets sold and held for sale increased $10.8 million, to $8.3 million, primarily due to:

- » an increase of $13.9 million, net of minority interest, due to the impairment of the 1800 West Loop South Office Property in 2003;
- » an increase of $4.1 million, net of minority interest, due to the $7.1 million impairment of three properties in 2003 compared to the $3.0 million impairment of three properties in 2004; and
- » an increase of $4.1 million, net of minority interest, due to impairments recorded in 2003 on the behavioral healthcare properties; partially offset by
- » a decrease of $9.2 million, net of minority interest, due to a $10.3 million aggregate gain on the sale of two Office Properties in 2003 compared to a $1.1 million aggregate gain on the sale of nine properties in 2004; and
- » a decrease of $2.1 million, net of minority interest, due to the reduction of net income associated with properties held for sale in 2004 compared to 2003.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2003, TO THE YEAR ENDED DECEMBER 31, 2002

The following comparison of the results of operations for the year ended December 31, 2003, and for the year ended December 31, 2002, reflects the consolidation of eight of the Resort/Hotel Properties and three of the Residential Development Properties commencing on February 14, 2002, as a result of the COPI transaction. Prior to February 14, 2002, the results of operations of the Resort/Hotel Properties were reflected in our consolidated financial statements as lease payments and as equity in net income for the Residential Development Properties. Because the results of operations of these Properties are consolidated for the full period in 2003, as compared to a partial period in 2002, our financial statements do not provide a direct comparison of the results of operations of the Resort/Hotel Properties or the Residential Development Properties for the full periods in 2003 and 2002.

Property Revenues

Total property revenues decreased $61.3 million, or 6.6%, to $871.7 million for the year ended December 31, 2003, as compared to $933.0 million for the year ended December 31, 2002. The components of the decrease in total revenues are discussed below.

- » Office Property revenues decreased $41.2 million, or 8.0%, to $475.9 million, primarily due to:
  - › a decrease of $27.7 million from the 53 consolidated Office Properties (excluding 2002 and 2003 acquisitions and properties held for sale) that we owned or had an interest in, primarily due a 4.6 percentage point decline in occupancy (from 89.4% to 84.8%) resulting in decreases in both rental revenue and operating expense recoveries and decreases in net parking revenues;
  - › a decrease of $23.6 million resulting from the contribution of two Office Properties to joint ventures in third quarter 2002;
  - › a decrease of $5.0 million related to net insurance proceeds received in 2002 as a result of an insurance claim on one of our Office Properties that had been damaged as a result of a tornado;
  - › a decrease of $1.1 million in development revenue from the construction of 5 Houston Center in 2002; partially offset by
  - › an increase of $11.5 million from the acquisition of Johns Manville Plaza in August 2002 and The Colonnade in August 2003;
  - › an increase of $3.7 million resulting from third party management services and related direct expense reimbursements; and
  - › an increase of $1.3 million resulting from deferred rent recognition for a tenant in 2003.
- » Resort/Hotel Property revenues increased $16.9 million, or 10.8%, to $174.1 million, primarily due to the consolidation of the operations of seven of the Resort/Hotel Properties for the full period in 2003 as compared to a partial period in 2002 as a result of the COPI transaction (prior to February 14, 2002, we recognized lease payments related to these Properties).
- » Residential Development Property revenues decreased $37.0 million, or 14.3%, to $221.7 million, primarily due to a reduction in lot and unit sales at Desert Mountain and CRDI.

Property Expenses

Total property expenses decreased $24.4 million, or 4.1%, to $567.8 million for the year ended December 31, 2003, as compared to $592.2 million for the year ended December 31, 2002. The components of the decrease in expenses are discussed below.

- » Office Property expenses decreased $3.2 million, or 1.4%, to $227.4 million, primarily due to:
  - › a decrease of $10.9 million resulting from the contribution of two Office Properties to joint ventures in 2002;
  - › a decrease of $1.6 million related to consulting fees incurred in 2002 on the 5 Houston Center Office Property development and a reduction in nonrecurring legal fees for the Office Segment; and
  - › a decrease of $0.7 million in operating expenses from the 53 consolidated Office Properties (excluding 2002 and 2003 acquisitions and properties held for sale) that we owned or had an interest in, due to:
    - $4.8 million decrease in property taxes and other taxes and assessments;
    - $2.9 million decrease in bad debt expense;
    - $2.1 million decrease in building repairs and maintenance;
    - $1.2 million decrease in cleaning and security expenses; partially offset by
    - $10.5 million increase in utilities expense, primarily attributable to a utility contract for the Texas Office Properties entered into in February 2003 in which we paid a higher fixed contract price for actual electricity consumed; partially offset by
  - › an increase of $4.3 million from the acquisition of Johns Manville Plaza in August 2002 and The Colonnade in August 2003; and
  - › an increase of $3.1 million related to the cost of providing third party management services to joint venture properties, which are recouped by increased third party fee income and direct expense reimbursements.
- » Resort/Hotel Property expense increased $18.2 million, or 14.6%, to $142.9 million, primarily due to the consolidation of the operations of seven of the Resort/Hotel Properties for a full period in 2003, as compared to a partial period in 2002, as a result of the COPI transaction on February 14, 2002.
- » Residential Development Property expense decreased $39.4 million, or 16.6%, to $197.5 million, primarily due to a reduction in lot and unit sales and related costs at Desert Mountain and CRDI.

Other Income/Expenses

Total other income and expenses decreased $20.7 million, or 7.9%, to $242.0 million for the year ended December 31, 2003, as compared to $262.7 million for the year ended December 31, 2002. The primary components of the decrease in total other income and expenses are discussed below.

Other Income

Other income increased $24.2 million, or 22.3%, to $132.6 million for the year ended December 31, 2003, as compared to $108.4 million for the year ended December 31, 2002. The primary components of the increase in other income are discussed below.

- » Income from sale of investment in unconsolidated company, net increased $86.2 million due to the income received from the sale of our interests in the Woodlands entities which were sold in December 2003;
- » Equity in net income of unconsolidated companies decreased $27.9 million, or 52.2%, to $25.5 million due to:
  - › a decrease of $29.4 million in Residential Development Properties equity in net income, primarily due to the consolidation of the operations of Desert Mountain and CRDI for the full period in 2003, as compared to a partial period in 2002, as a result of the COPI transaction on February 14, 2002;
  - › a decrease of $12.1 million in Office Properties equity in net income, primarily due to the gain in 2002 from the sale of The Woodlands Mall partnership interest in which we had a 52.5% economic interest; partially offset by
  - › an increase of $5.9 million in Resort/Hotel Properties equity in net income, primarily due to a gain on the sale of the Ritz Carlton Hotel in November 2003, and a payment received in 2003 from the operator of the property pursuant to the terms of the operating agreement because the property did not achieve the specified net operating income level;
  - › an increase of $5.1 million in Temperature-Controlled Logistics Properties equity in net income due to the loss on the sale of one facility in 2002 and the gain on the sale of one facility in 2003, a decrease in interest expense, an increase in rental income due to improved operations, an increase in other income related to interest earned on deferred rent balance and reduced general and administrative expenses; and
  - › an increase of $2.6 million in other unconsolidated companies primarily due to:
    - the consolidation of DBL Holdings, Inc., or DBL, on January 2, 2003, which incurred a $5.2 million impairment in 2002 for Class C-1 Notes issued by Juniper CBO 1000-1 Ltd., partially offset by earnings from G2 Opportunity Fund, L.P., or G2, in 2002;
    - $1.2 million of equity in earnings from G2 in 2003; partially offset by
    - equity losses of $2.4 million in 2003 resulting from operations at the Woodlands Conference Center and Country Club in 2003.
- » Gain on joint venture of properties, net decreased $18.1 million, due primarily to a net gain of $17.7 million on the joint venture of three properties in 2002.
- » Income from investment land sales, net decreased $9.6 million, or 42.5%, due to $22.6 million net income on the sale of three investments in undeveloped land, located in Texas and Arizona in 2002, compared to $13.0 million net income on the sale of three investments in undeveloped land located in Texas in 2003.
- » Interest and other income decreased $6.4 million, or 45.1%, to $7.8 million, primarily due to the payoff of two notes receivable, a gain on the sale of marketable securities, partially offset by legal settlement fees, all in 2002.

Other Expenses

Other expenses increased $3.5 million, or 0.9%, to $374.6 million for the year ended December 31, 2003, as compared to $371.1 million the year ended December 31, 2002. The primary components of the increase in other expenses are discussed below.

- Depreciation expense increased $15.0 million, or 11.6%, to $144.2 million in 2003, primarily due to:
  - $13.1 million increase in Office Property depreciation, due to:
    - $15.1 million increase due to an increase in building improvements, lease commissions and other leasing costs;
    - an increase of $2.4 million from Johns Manville Office Property acquired in August 2002; partially offset by
    - a decrease of $4.4 million due to the contribution of two Office Properties to joint ventures in 2002; and
  - $2.1 million increase in Residential Development Property and Resort/Hotel Property.
- Corporate general and administrative expenses increased $6.9 million, or 26.7%, to $32.7 million, primarily due to increased payroll and benefits, shareholder services, Sarbanes-Oxley related costs, management information systems and insurance expenses.
- Interest expense decreased $6.9 million, or 3.9%, to $172.1 million, primarily due to a decrease of 0.69% in the hedged weighted average interest rate, partially offset by an increase of $73.4 million in the weighted average debt balance.
- Other expenses decreased $6.9 million, or 53.9%, primarily due to expenses incurred in 2002 of:
  - $3.8 million due to legal expenses associated with matters relating to the Office Segment;
  - $1.9 million due to expense related to stock option note term extensions; and
  - $1.8 million due to write-off of costs associated with acquisitions no longer being actively pursued.
- Impairment and other charges related to real estate assets decreased $4.6 million, or 34.8%, to $8.6 million due to:
  - a decrease of $9.6 million due to the impairment of the Canyon Ranch Las Vegas Spa in 2002;
  - a decrease of $2.6 million due to the impairment of the investment in Manalapan in 2002;
  - a decrease of $1.0 million due to the impairment on a parcel of undeveloped land located adjacent to the Washington Harbour Office Property; partially offset by
  - an increase of $6.5 million due to the impairment associated with the settlement of a real estate note obligation in 2003 with an unconsolidated investment that primarily held real estate investments and marketable securities;
  - an increase of $1.2 million due to the impairment of the North Dallas Athletic Club in 2003; and
  - an increase of $0.9 million due to the impairment of an executive home in 2003 which we acquired in June 2002 as part of the executive's relocation agreement.

Income Tax Benefit/Provision

The $31.7 million increase in the income tax provision to $27.1 million for the year ended December 31, 2003, as compared to the income tax benefit of $4.6 million for the year ended December 31, 2002, is primarily due to the $34.7 million tax expense related to the gain on the sale of our interests in the Woodlands entities.

Discontinued Operations

Income from discontinued operations from assets sold and held for sale decreased $36.2 million, or 107.1%, to a loss of $2.4 million for the year ended December 31, 2003. The primary components of the decrease in income from discontinued operations are discussed below:

- a decrease of $13.9 million, net of minority interest, due to the impairment in 2003 of the 1800 West Loop South Office Property;
- a decrease of $15.2 million, net of minority interest, due to the reduction of net income associated with properties held for sale in 2003 compared to 2002; and
- a decrease of $6.8 million, net of minority interest, due to the impairment of two Office Properties and six behavioral healthcare properties in 2003 compared to three behavioral healthcare properties in 2002.

Cumulative Effect of a Change in Accounting Principle

Cumulative effect of a change in accounting principle increased $9.2 million due to the adoption of SFAS No. 142 on January 1, 2002. As a result of the initial application of this Statement, we recognized a goodwill impairment charge related to the Temperature-Controlled Logistics Properties of approximately $9.2 million. This charge was reported as a change in accounting principle for the year ended December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary sources of liquidity are cash flow from operations, our credit facility, net cash received from our Residential Development Segment and proceeds from asset sales and joint ventures. Our short-term liquidity requirements through December 31, 2005, consist primarily of our normal operating expenses, principal and interest payments on our debt, amounts due at maturity of our debt obligations, distributions to our shareholders and capital expenditures. Our long-term liquidity requirements consist primarily of debt obligations maturing after December 31, 2005, distributions to our shareholders and capital expenditures.

Short-Term Liquidity

We believe that cash flow from operations will be sufficient to cover our normal operating expenses, interest payments on our debt, distributions on our preferred shares, non-revenue enhancing capital expenditures and revenue enhancing capital expenditures (including property improvements, tenant improvements and leasing commissions) in 2005 and 2006. The cash flow from our Residential Development segment is cyclical in nature and primarily realized in the last quarter of each year. We expect to meet temporary shortfalls in operating cash flow caused by this cyclicality through working capital draws under our credit facility. However, our cash flow from operations is not expected to fully cover the distributions on our common shares in 2005 and 2006. We intend to use cash generated from 1) cash received in excess of required reinvestment in our Residential Development Segment, estimated at approximately $79.0 million and $66.0 million in 2005 and 2006, respectively; 2) business initiatives including investment land sales; 3) other income to cover this shortfall and 4) borrowings under our credit facility.

In addition, in 2005 we expect to make capital expenditures of approximately $80.9 million, primarily relating to new developments of investment property, that are not in the ordinary course of operations of our business. We anticipate funding these short-term liquidity requirements primarily through construction loans and borrowings under our credit facility or additional debt facilities. As of December 31, 2004, we also had maturing debt obligations of $229.2 million through December 31, 2005, consisting primarily of our credit facility of $142.5 million and the maturity of a single asset loan of $36.8 million in December. We refinanced the credit facility in February 2005 with a new $300 million revolving credit facility which matures on December 31, 2006 and intend to refinance the Metropolitan Life Note V secured by the Datran Center with a new fixed rate facility. The remaining maturities consist primarily of normal principal amortization and will be met with cash flow from operations. Of the $229.2 million of debt maturing in 2005, $22.7 million relates to the Residential Development Segment and will be retired with the sales of the corresponding land or units or will be refinanced.

Long-Term Liquidity

Our long-term liquidity requirements as of December 31, 2004, consist primarily of $1.9 billion of debt maturing after December 31, 2005. We also have $152.6 million of expected long-term capital expenditures relating to capital investments that are not in the ordinary course of operations of our business. We anticipate meeting these obligations primarily through refinancing maturing debt with long-term secured and unsecured debt and through other debt and equity financing alternatives as well as cash proceeds from asset sales and joint ventures and construction loans.

Cash Flows

Our cash flow from operations is primarily attributable to the operations of our Office, Resort/Hotel and Residential Development Properties. The level of our cash flow depends on multiple factors, including rental rates and occupancy rates at our Office Properties, room rates and occupancy rates at our Resort/Hotel Properties and sales of lots and units at our Residential Development Properties. Our net cash provided by operating activities is also affected by the level of our operating and other expenses.

For the year ended December 31, 2004, the Office Segment, Resort/Hotel Segment and Residential Development Segment accounted for 49%, 19% and 32%, respectively, of our total revenues. Our top five tenants accounted for approximately 13% of our total Office Segment rental revenues for the year ended December 31, 2004. The loss of one or more of our major tenants would have a temporary adverse effect on cash flow from operations until we were able to re-lease the space previously leased to these tenants. Based on rental revenues from office leases in effect as of December 31, 2004, no single tenant accounted for more than 6% of our total Office Segment rental revenues for 2004.

During the year ended December 31, 2004, our cash flow from operations was insufficient to meet our short-term liquidity requirements, excluding capital expenditures not in the ordinary course of operations of our business and debt maturities. We funded this shortfall primarily with a combination of borrowings under our credit facility, cash received less required investment from our Residential Development Segment, and proceeds from asset sales and joint ventures.

Debt and equity financing alternatives

Debt and equity financing alternatives currently available to us to satisfy our liquidity requirements include:

» Additional proceeds from our new credit facility under which we had up to $199.8 million of borrowing capacity available as of March 1, 2005, and which may be increased by $100.0 million subject to certain market conditions;
» Additional proceeds from the refinancing of existing secured and unsecured debt;
» Additional debt secured by existing underleveraged properties;
» Issuance of additional unsecured debt; and
» Equity offerings including preferred and/or convertible securities or joint ventures of existing properties.

Debt Financing Summary

The following tables show summary information about our debt, including our pro rata share of unconsolidated debt, as of December 31, 2004. Additional information about the significant terms of our debt financing arrangements and our unconsolidated debt is contained in Note 11, "Notes Payable and Borrowings under Credit Facility," and Note 9, "Investments in Unconsolidated Companies," of Item 8, "Financial Statements and Supplemental Data."

	AS OF DECEMBER 31, 2004		
(in thousands)	TOTAL COMPANY DEBT	SHARE OF UNCONSOLIDATED DEBT	TOTAL
Fixed Rate Debt	**$1,552,514**	**$ 439,217**	**$1,991,731**
Variable Rate Debt	**599,741**[1]	**140,132**	**739,873**
Total Debt	**$2,152,255**	**$ 579,349**	**$2,731,604**

1 $411.3 million of this variable rate debt has been hedged.

Listed below are the aggregate required principal payments by year as of December 31, 2004. Scheduled principal installments and amounts due at maturity are included.

(in thousands)	SECURED DEBT	UNSECURED DEBT	UNSECURED DEBT LINE OF CREDIT	TOTAL COMPANY DEBT	SHARE OF UNCONSOLIDATED DEBT	TOTAL[1]
2005	$ 86,670	$ –	$142,500	$ 229,170	$ 62,712	$ 291,882
2006	459,173	–	–	459,173	24,805	483,978
2007	104,252	250,000	–	354,252	47,126	401,378
2008	108,370	–	–	108,370	43,280	151,650
2009	274,230	375,000	–	649,230	79,643	728,873
Thereafter	352,060	–		352,060	321,783	673,843
	$1,384,755	$625,000	$142,500	$2,152,255	$579,349	$2,731,604

2 Based on contractual maturity and does not include the refinance of the credit facility, extension options on Bank of America Fund XII Term Loan, Morgan Stanley Mortgage Capital Inc. Note II, Fleet National Bank Note or the expected early payment of LaSalle Note I.

Capital Expenditures

As of December 31, 2004, we had unfunded capital expenditures of approximately $233.5 million relating to capital investments that are not in the ordinary course of operations of the Company's business segments. The table below specifies our requirements for capital expenditures and the amounts funded as of December 31, 2004, and amounts remaining to be funded (future funding classified between short-term and long-term capital requirements):

(in millions)				CAPITAL EXPENDITURES	
PROJECT	TOTAL PROJECT COST[1]	AMOUNT FUNDED AS OF DECEMBER 31, 2004	AMOUNT REMAINING TO FUND	SHORT-TERM (NEXT 12 MONTHS)[2]	LONG-TERM (12+ MONTHS)[2]
Office Segment					
Houston Center Shops Redevelopment[3]	$ 12.1	$ 12.1	$ –	$ –	$ –
Residential Development Segment					
Tahoe Mountain Club[4]	74.6	53.4	21.2	21.2	–
JPI Multi-family Investments Luxury Apartments[5]	53.3	20.9	32.4	19.4	13.0
Resort/Hotel Segment					
Canyon Ranch – Tucson Land – Construction Loan[6]	2.4	1.2	1.2	1.2	–
Other					
SunTx[7]	19.0	16.0	3.0	3.0	–
The Ritz-Carlton[8]	195.8	20.1	175.7	36.1	139.6
Total	$357.2	$123.7	$233.5	$ 80.9	$152.6

1 All amounts are approximate.
2 Reflects our estimate of the breakdown between short-term and long-term capital expenditures.
3 Located within the Houston Center Office Property complex.
4 As of December 31, 2004, we had invested $53.4 million in Tahoe Mountain Club, which includes the acquisition of land and development of a golf course and club amenities. We plan to invest an additional $21.2 million in 2005 for the development of dining and ski facilities on the mountain and an additional golf course. We anticipate collecting membership deposits which will be utilized to fund a portion of the development costs.
5 In October 2004, we entered into an agreement with JPI Multi-Family Investments, L.P. to develop a multi-family apartment project in Dedham, Massachusetts.
6 We have a $2.4 million construction loan with the purchaser of the land, which is secured by nine developed lots and a $0.4 million letter of credit.
7 This commitment is related to our investment in a private equity fund and its general partner. The commitment is based on cash contributions and distributions and does not consider equity gains or losses.
8 In April 2004, we entered into agreements with Ritz-Carlton Hotel Company, L.L.C. to develop the first Ritz-Carlton hotel and condominium project in Dallas, Texas with development to commence upon reaching an acceptable level of pre-sales for the residences. The development plans include a Ritz-Carlton with approximately 216 hotel rooms and 70 residences. Construction on the development is anticipated to begin in the second quarter of 2005.

Off-Balance Sheet Arrangements – Guarantee Commitments

Our guarantees in place as of December 31, 2004 are listed in the table below. For the guarantees on indebtedness, no triggering events or conditions are anticipated to occur that would require payment under the guarantees and management believes the assets associated with the loans that are guaranteed are sufficient to cover the maximum potential amount of future payments and therefore, would not require us to provide additional collateral to support the guarantees.

(in thousands)

DEBTOR	GUARANTEED AMOUNT OUTSTANDING AT DECEMBER 31, 2004	MAXIMUM GUARANTEED AMOUNT AT DECEMBER 31, 2004
CRDI – Eagle Ranch Metropolitan District – Letter of Credit[1]	$ 7,572	$ 7,572
Main Street Partners, L.P. – Letter of Credit[2,3]	4,250	4,250
Total Guarantees	$11,822	$11,822

1 We provide a $7.6 million letter of credit to support the payment of interest and principal of the Eagle Ranch Metropolitan District Revenue Development Bonds.
2 See Note 9, "Investments in Unconsolidated Companies" of Item 8, "Financial Statements and Supplemental Data," for a description of the terms of this debt.
3 We and our joint venture partner each provide separate Letters of Credit to guarantee repayment of up to $4.3 million each of the Main Street Partners, L.P. loan.

EQUITY AND DEBT FINANCING

EQUITY FINANCING

Series A Preferred Offering

On January 15, 2004, we completed an offering of an additional 3,400,000 Series A Convertible Cumulative Preferred Shares at a $21.98 per share price and with a liquidation preference of $25.00 per share for aggregate total offering proceeds of approximately $74.7 million. The Series A Preferred Shares are convertible at any time, in whole or in part, at the option of the holders into common shares at a conversion price of $40.86 per common share (equivalent to a conversion rate of 0.6119 common shares per Series A Preferred Share), subject to adjustment in certain circumstances. The Series A Preferred Shares have no stated maturity and are not subject to sinking fund or mandatory redemption. At any time, the Series A Preferred Shares may be redeemed, at our option, by paying $25.00 per share plus any accumulated accrued and unpaid distributions. Dividends on the additional Series A Preferred Shares are cumulative from November 16, 2003, and are payable quarterly in arrears on the fifteenth of February, May, August and November, commencing February 16, 2004. The annual fixed dividend on the Series A Preferred Shares is $1.6875 per share.

Net proceeds to us from the January 2004 Series A Preferred Offering after underwriting discounts and other offering costs of approximately $3.7 million were approximately $71.0 million. We used the net proceeds to pay down our credit facility.

Share Repurchase Program

We commenced our share repurchase program in March 2000. On October 15, 2001, our Board of Trust Managers increased from $500.0 million to $800.0 million the amount of outstanding common shares that can be repurchased from time to time in the open market or through privately negotiated transactions. There were no share repurchases under the program for the year ended December 31, 2004. As of December 31, 2004, we had repurchased 20,256,423 common shares under the share repurchase program, at an aggregate cost of approximately $386.9 million, resulting in an average repurchase price of $19.10 per common share. All repurchased shares were recorded as treasury shares.

Shelf Registration Statement

On October 29, 1997, we filed a shelf registration statement with the SEC relating to the future offering of up to an aggregate of $1.5 billion of common shares, preferred shares and warrants exercisable for common shares. Management believes the shelf registration statement will provide us with more efficient and immediate access to capital markets when considered appropriate. As of March 2, 2005, approximately $510.0 million was available under the shelf registration statement for the issuance of securities.

Debt Financing Arrangements

The significant terms of our primary debt financing arrangements existing as of December 31, 2004, are shown below:

(dollars in thousands)

DESCRIPTION[1]	MAXIMUM BORROWINGS	BALANCE OUTSTANDING AT DECEMBER 31, 2004	INTEREST RATE AT DECEMBER 31, 2004	MATURITY DATE
SECURED FIXED RATE DEBT:				
AEGON Partnership Note (Greenway Plaza)	$ 254,604	$ 254,604	7.53%	July 2009
LaSalle Note II (Fund II Defeasance)[2]	157,477	157,477	7.79	March 2006
LaSalle Note I (Fund I)[3]	103,300	103,300	7.83	August 2027
Cigna Note (707 17th Street/Denver Marriott)	70,000	70,000	5.22	June 2010
Morgan Stanley I (Alhambra)	50,000	50,000	5.06	October 2011
Bank of America Note (Colonnade)	38,000	38,000	5.53	May 2013
Metropolitan Life Note V (Datran Center)	36,832	36,832	8.49	December 2005
Mass Mutual Note (3800 Hughes)[4]	36,692	36,692	7.75	August 2006
Metropolitan Life Note VII (Dupont Centre)	35,500	35,500	4.31	May 2011
Northwestern Life Note (301 Congress)	26,000	26,000	4.94	November 2008
Allstate Note (3993 Hughes)[4]	25,509	25,509	6.65	September 2010
JP Morgan Chase (3773 Hughes)	24,755	24,755	4.98	September 2011
Metropolitan Life Note VI (3960 Hughes)[4]	23,919	23,919	7.71	October 2009
JP Morgan Chase I (3753/3763 Hughes)	14,350	14,350	4.98	September 2011
Northwestern Life II (3980 Hughes)[4]	10,168	10,168	7.40	July 2007
Woodmen of the World Note (Avallon IV)	8,500	8,500	8.20	April 2009
Nomura Funding VI Note (Fund VI Defeasance)[5]	7,659	7,659	10.07	July 2010
Construction, Acquisition and other obligations for various CRDI and Mira Vista projects	4,249	4,249	2.90 to 9.27	May 05 to Feb 09
Subtotal/Weighted Average	$ 927,514	$ 927,514	6.96%	
UNSECURED FIXED RATE DEBT:				
The 2009 Notes[6]	$ 375,000	$ 375,000	9.25%	April 2009
The 2007 Notes[6]	250,000	250,000	7.50	September 2007
Subtotal/Weighted Average	$ 625,000	$ 625,000	8.55%	
SECURED VARIABLE RATE DEBT:				
Bank of America Term Loan (Fund XII)[7]	$ 199,995	$ 199,995	4.53%	January 2006
Fleet Term Loan (Distributions from Fund III, IV and V)	75,000	75,000	6.81	February 2007
Morgan Stanley II (1301 McKinney Street)[8]	70,000	70,000	3.64	January 2008
National Bank of Arizona (Desert Mountain)	26,000	25,459	5.25 to 6.25	June 2006
Texas Capital Bank (Ritz-Carlton Hotel Construction)	10,500	10,500	4.46	July 2006
FHI Finance Loan (Sonoma Mission Inn)	10,000	10,000	6.81	September 2009
The Rouse Company (Hughes Center undeveloped land)	7,500	7,500	6.25	December 2005
Wells Fargo Bank (3770 Hughes)[9]	4,774	4,774	4.00	January 2005
Fleet National Bank (Jefferson Station Apartments)[10]	41,009	4,300	4.35	November 2007
Construction, Acquisition and other obligations for various CRDI and Mira Vista projects	147,262	49,713	4.66 to 6.25	July 05 to Sept 08
Subtotal/Weighted Average	$ 592,040	$ 457,241	4.96%	
UNSECURED VARIABLE RATE DEBT:				
Credit Facility[11]	$ 300,473	$ 142,500[12]	4.61%	May 2005
Subtotal/Weighted Average	$ 300,473	$ 142,500	4.61%	
Total/Weighted Average	$2,445,027	$2,152,255	6.84%[13]	
Average remaining term				3.7 years

1 For more information regarding the terms of our debt financing arrangements, including the amounts payable at maturity, properties securing our secured debt and the method of calculation of the interest rate for our variable rate debt, see Note 11, "Notes Payable and Borrowings under the Credit Facility," included in Item 8, "Financial Statements and Supplementary Data."

2 In December 2003 and January 2004, we purchased a total of $179.6 million of U.S. Treasuries and government sponsored agency securities, or defeasance investments, to substitute as collateral for this loan. The cash flow from the defeasance investments (principal and interest) match the total debt service payment of this loan.

3 In January 2005, we purchased a total of $115.8 million of defeasance investments to substitute as collateral for this loan. The cash flow from the defeasance investments (principal and interest) match the total debt service payment of this loan. In November 2004, we purchased $146.2 million of defeasance investments to legally defease $128.7 million of this loan.

4 Includes a portion of total premiums of $6.5 million reflecting market value of debt acquired with the purchase of Hughes Center portfolio.

5 In December 2004, we purchased a total of $10.1 million of defeasance investments to substitute as collateral for this loan. The cash flow from the defeasance investments (principal and interest) match the total debt service payment of this loan.

6 To incur any additional debt, the indenture requires us to meet thresholds for a number of customary financial and other covenants, including maximum leverage ratios, minimum debt service coverage ratios, maximum secured debt as a percentage of total undepreciated assets, and ongoing maintenance of unencumbered assets. Additionally, as long as the 2009 Notes are not rated investment grade, there are restrictions on our ability to make certain payments including distributions to shareholders and investments. In December 2004, we obtained consent from bondholders of the 2009 Notes to eliminate an increase in a debt incurrence test calling for the debt service ratio test to increase from 1.75x to 2.0x as of April 15, 2005 and to clarify the definition of assets and liabilities to exclude in-substance defeased debt and its related assets.

7 This loan has a one one-year extension option.

8 This loan has two one-year extension options and was transferred to a new joint venture on February 24, 2005.

9 In January 2005, we entered into a new loan with Wells Fargo for $7.8 million. The loan has an interest-only term until maturity in January 2008, with two one-year extension options, and bears interest at LIBOR plus 125 basis points.

10 This loan has two one-year extension options.

11 In February 2005, we entered into a new $300 million credit facility which replaces the previous facility. All outstanding amounts under the previous facility were repaid in full using cash on hand and proceeds from an initial borrowing under the new facility. The interest rate on the new facility is LIBOR plus 200 basis points and matures on December 31, 2006. Under the new facility, we are subject to certain limitations including the ability to: incur additional debt or sell assets, make certain investments and acquisitions and grant liens. We are also subject to financial covenants, which include debt service ratios, leverage ratios and, in the case of the Operating Partnership, a minimum tangible net worth limitation and a fixed charge coverage ratio.

12 The outstanding balance excludes letters of credit issued under the credit facility of $7.9 million.

13 The overall weighted average interest rate does not include the effect of our cash flow hedge agreements. Including the effect of these agreements, the overall weighted average interest rate would have been 7.06%.

We are generally obligated by our debt agreements to comply with financial covenants, affirmative covenants and negative covenants, or some combination of these types of covenants. The financial covenants to which we are subject include, among others, leverage ratios, debt service coverage ratios and limitations on total indebtedness. The affirmative covenants to which we are subject under our debt agreements include, among others, provisions requiring us to comply with all laws relating to operation of any Properties securing the debt, maintain those Properties in good repair and working order, maintain adequate insurance and provide timely financial information. The negative covenants under our debt agreements generally restrict our ability to transfer or pledge assets or incur additional debt at a subsidiary level, limit our ability to engage in transactions with affiliates and place conditions on our or our subsidiaries' ability to make distributions.

Failure to comply with covenants generally will result in an event of default under that debt instrument. Any uncured or unwaived events of default under our loans can trigger an increase in interest rates, an acceleration of payment on the loan in default, and for our secured debt, foreclosure on the property securing the debt, and could cause the credit facility to become unavailable to us. In addition, an event of default by us or any of our subsidiaries with respect to any indebtedness in excess of $5.0 million generally will result in an event of default under the Credit Facility, 2007 Notes, 2009 Notes, Bank of America Fund XII Term Loan, and the Fleet Term Loan after the notice and cure periods for the other indebtedness have passed. As a result, any uncured or unwaived event of default could have an adverse effect on our business, financial condition, or liquidity.

Our secured debt facilities generally prohibit loan prepayment for an initial period, allow prepayment with a penalty during a following specified period and allow prepayment without penalty after the expiration of that period. During the year ended December 31, 2004, we paid a prepayment penalty of $17.5 million in connection with the early repayment of the JP Morgan Mortgage Note. There were no other circumstances that required prepayment penalties or increased collateral related to our existing debt.

Defeasance of LaSalle Note I

In November 2004, in connection with the joint venture of The Crescent Office Property, we released The Crescent, which is held in Funding I, as collateral for the Fleet Fund I Term Loan and the LaSalle Note I by paying off the $160.0 million Fleet Fund I Term Loan and by purchasing $146.2 million of U.S. Treasury and government sponsored agency securities. We placed those securities into a trust for the sole purpose of funding payment of principal and interest on approximately $128.7 million of the LaSalle Note I. This was structured as a legal defeasance, therefore, the debt is reflected as paid down and the difference between the amount of securities purchased and the debt paid down, $17.5 million, was recorded in the "Extinguishment of debt" line item in the Consolidated Statements of Operations.

In January 2005, we released the remaining properties in Funding I that served as collateral for the LaSalle Note I, by purchasing an additional $115.8 million of U.S. Treasury and government sponsored agency securities with an initial weighted average yield of 3.20%. We placed those securities into a collateral account for the sole purpose of funding payments of principal and interest on the remainder of LaSalle Note I. The cash flow from these securities is structured to match the cash flow (principal and interest payments) required under the LaSalle Note I. This transaction was accounted for as an in-substance defeasance, therefore, the debt and the securities purchased remain on our Consolidated Balance Sheets.

Defeasance of Nomura Funding VI

On December 20, 2004, we released Canyon Ranch – Lenox, which is held in Funding VI, as collateral for the Nomura Funding VI Note by purchasing $10.1 million of U.S. Treasury and government sponsored agency securities with an initial weighted average yield of 3.59%. We placed those securities into a collateral account for the sole purpose of funding payments of principal and interest on the Nomura Funding VI Note. The cash flow from the securities is structured to match the cash flow (principal and interest payments) required under the Nomura Funding VI Note. This transaction was accounted for as an in-substance defeasance, therefore, the debt and the securities purchased remain on our Consolidated Balance Sheets.

Defeasance of LaSalle Note II

In January 2004, we released the remaining properties in Funding II, that served as collateral for the Fleet Fund I and II Term Loan and the LaSalle Note II, by reducing the Fleet Fund I and II Term Loan by $104.2 million and purchasing an additional $170.0 million of U.S. Treasury and government sponsored agency securities with an initial weighted average yield of 1.76%. We placed those securities into a collateral account for the sole purpose of funding payments of principal and interest on the remainder of the LaSalle Note II. The cash flow from the securities is structured to match the cash flow (principal and interest payments) required under the LaSalle Note II. This transaction was accounted for as an in-substance defeasance, therefore, the debt and the securities purchased remain on our Consolidated Balance Sheets. The retirement of the Fleet loan and the purchase of the defeasance securities were funded through the $275 million Bank of America Fund XII Term Loan. The collateral for the Bank of America loan was 10 of the 11 properties previously in the Funding II collateral pool. The Bank of America loan is structured to allow us the flexibility to sell, joint venture or long-term finance these 10 assets over the next 36 months. The final Funding II property, Liberty Plaza, was moved to the Operating Partnership and subsequently sold in April 2004.

Line of Credit

On October 26, 2004, we entered into a syndicated construction loan with Bank One, NA. The loan is a line of credit with a maximum commitment of $105.8 million, which will be used for the development of Northstar at Tahoe and matures October 2006. No amount was outstanding under the loan as of December 31, 2004.

Unconsolidated Debt Arrangements

As of December 31, 2004, the total debt of the unconsolidated joint ventures and equity investments in which we have ownership interests was $2.0 billion, of which our share was $579.3 million. We guaranteed $4.3 million of this debt as of December 31, 2004. Additional information relating to our unconsolidated debt financing arrangements is contained in Note 9, "Investments in Unconsolidated Companies," of Item 8, "Financial Statements and Supplementary Data."

Derivative Instruments and Hedging Activities

We use derivative financial instruments to convert a portion of our variable rate debt to fixed rate debt and to manage the fixed to variable rate debt ratio. As of December 31, 2004, we had interest rate swaps and interest rate caps designated as cash flow hedges, which are accounted for in conformity with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133."

The following table shows information regarding the fair value of our interest rate swaps and caps designated as cash flow hedge agreements, which is included in the "Accounts payable, accrued expenses and other liabilities" line item in the Consolidated Balance Sheets, and additional interest expense and unrealized gains (losses) recorded in OCI for the year ended December 31, 2004.

EFFECTIVE DATE	NOTIONAL AMOUNT	MATURITY DATE	REFERENCE RATE	FAIR MARKET VALUE	ADDITIONAL INTEREST EXPENSE	CHANGE IN UNREALIZED GAINS (LOSSES) IN OCI
(in thousands)						
Interest rate swaps						
4/18/00	$100,000	4/18/04	6.76%	$ –	$ 1,712	$ 1,695
2/15/03	100,000	2/15/06	3.26%	(232)	1,845	2,114
2/15/03	100,000	2/15/06	3.25%	(229)	1,842	2,111
9/02/03	200,000	9/01/06	3.72%	(1,585)	4,712	5,076
7/08/04[1]	11,266	1/01/06	2.94%	22	–	22
				$(2,024)	$10,111	$11,018
Interest rate caps						
7/08/04[1]	$ 12,206	1/01/06	4.00%	$ 1	$ –	$ (15)
12/21/04	70,000	1/09/06	3.50%	53	–	(26)
				$(1,970)	$10,111	$10,977

1 Cash flow hedge is at CRDI, a consolidated subsidiary.

In addition, two of our unconsolidated companies have interest rate caps designated as cash flow hedges of which our portion of change in unrealized gains reflected in OCI was approximately $0.8 million for the year ended December 31, 2004.

REIT Qualification

We intend to maintain our qualification as a REIT under Section 856 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and operate in a manner intended to enable us to continue to qualify as a REIT. As a REIT, we generally will not be subject to corporate federal income tax on income that we currently distributes to our shareholders, provided that we satisfy certain organizational and operational requirements of the Code, including the requirement to distribute at least 90% of its REIT taxable income to its shareholders.

UNCONSOLIDATED INVESTMENTS

The following is a summary of our ownership in significant unconsolidated joint ventures and investments as of December 31, 2004.

ENTITY	CLASSIFICATION	OUR OWNERSHIP AS OF DECEMBER 31, 2004
Main Street Partners, L.P.	Office (Bank One Center–Dallas)	50.0%[1]
Crescent Miami Center, LLC	Office (Miami Center – Miami)	40.0%[2,3]
Crescent Big Tex I, L.P.	Office (Post Oak, Houston Center – Houston) Office (The Crescent – Dallas)	23.9%[4,3]
Crescent Big Tex II, L.P.	Office (Trammell Crow Center, Fountain Place – Dallas)	23.9%[5,3]
Crescent Five Post Oak Park L.P.	Office (Five Post Oak – Houston)	30.0%[6,3]
Crescent One BriarLake Plaza, L.P.	Office (BriarLake Plaza – Houston)	30.0%[7,3]
Crescent 5 Houston Center, L.P.	Office (5 Houston Center–Houston)	25.0%[8,3]
Austin PT BK One Tower Office Limited Partnership	Office (Bank One Tower–Austin)	20.0%[9,3]
Houston PT Three Westlake Office Limited Partnership	Office (Three Westlake Park – Houston)	20.0%[9,3]
Houston PT Four Westlake Office Limited Partnership	Office (Four Westlake Park–Houston)	20.0%[9,3]
AmeriCold Realty Trust	Temperature–Controlled Logistics	31.7%[10]
Blue River Land Company, L.L.C.	Other	50.0%[11]
Canyon Ranch Las Vegas, L.L.C.	Other	50.0%[12]
EW Deer Valley, L.L.C.	Other	41.7%[13]
CR License, L.L.C.	Other	30.0%[14]
CR License II, L.L.C.	Other	30.0%[15]
SunTx Fulcrum Fund, L.P.	Other	23.5%[16]
SunTx Capital Partners, L.P.	Other	14.5%[17]
G2 Opportunity Fund, L.P. (G2)	Other	12.5%[18]

1 The remaining 50% interest in Main Street Partners, L.P. is owned by Trizec Properties, Inc.

2 The remaining 60% interest in Crescent Miami Center, LLC is owned by an affiliate of a fund managed by JPM.

3 We have negotiated performance based incentives that allow for additional equity to be earned if return targets are exceeded.

4 Of the remaining 76.1% interest in Crescent Big Tex I, L.P. , 60% is owned by a fund advised by JPM and 16.1% is owned by affiliates of GE.

5 The remaining 76.1% interest in Crescent Big Tex II, L.P. is owned by a fund advised by JPM.

6 The remaining 70% interest in Crescent Five Post Oak Park, L.P. is owned by an affiliate of GE.

7 The remaining 70% interest in Crescent One BriarLake Plaza, L.P. is owned by affiliates of JPM.

8 The remaining 75% interest in Crescent 5 Houston Center, L.P. is owned by a pension fund advised by JPM.

9 The remaining 80% interest in each of Austin PT BK One Tower Office Limited Partnership, Houston PT Three Westlake Office Limited Partnership and Houston PT Four Westlake Office Limited Partnership is owned by an affiliate of General Electric Pension Fund Trust.

10 Of the remaining 68.3% interest in AmeriCold Realty Trust, 47.6% is owned by Vornado and 20.7% is owned by The Yucaipa Companies.

11 The remaining 50% interest in Blue River Land Company, L.L.C. is owned by parties unrelated to us. Blue River Land Company, L.L.C. was formed to acquire, develop and sell certain real estate property in Summit County, Colorado.

12 Of the remaining 50% interest in Canyon Ranch Las Vegas, L.L.C., 35% is owned by an affiliate of the management company of two of our Resort/Hotel Properties and 15% is owned by us through our investments in CR License II, L.L.C. Canyon Ranch Las Vegas, L.L.C. operates a Canyon Ranch spa in a hotel in Las Vegas. In January 2005, this entity was contributed to CR Spa, L.L.C.

13 The remaining 58.3% interest in EW Deer Valley, L.L.C. is owned by parties unrelated to us. EW Deer Valley, L.L.C. was formed to acquire, hold and dispose of its 3.3% ownership interest in Empire Mountain Village, L.L.C. Empire Mountain Village, L.L.C. was formed to acquire, develop and sell certain real estate property at Deer Valley Ski Resort next to Park City, Utah.

14 The remaining 70% interest in CR License, L.L.C. is owned by an affiliate of the management company of two of our Resort/Hotel Properties. CR License, L.L.C. owns the licensing agreement related to certain Canyon Ranch trade names and trademarks. In January 2005, this entity was contributed to CR Operating L.L.C.

15 The remaining 70% interest in CR License II, L.L.C. is owned by an affiliate of the management company of two of our Resort/Hotel Properties. CR License II, L.L.C. and its wholly-owned subsidiaries provide management and development consulting services to a variety of entities in the hospitality, real estate, and health and wellness industries. In January 2005, this entity was contributed to CR Spa, L.L.C.

16 Of the remaining 76.5% of SunTx Fulcrum Fund, 37.1% is owned by SunTx Capital Partners, L.P. and the remaining 39.4% is owned by a group of individuals unrelated to us. SunTx Fulcrum Fund, L.P.'s objective is to invest in a portfolio of entities that offer the potential for substantial capital appreciation.

17 SunTx Capital Partners, L.P. is the general Partner of the SunTx Fulcrum Fund, L.P. The remaining 85.5% interest in SunTx Capital Partners, L.P. is owned by parties unrelated to us.

18 G2 was formed for the purpose of investing in commercial mortgage backed securities and other commercial real estate investments. The remaining 87.5% interest in G2 is owned by Goff-Moore Strategic Partners, L.P. , or GMSPLP, and by parties unrelated to us. G2 is managed and controlled by an entity that is owned equally by GMSPLP and GMAC Commercial Mortgage Corporation, or GMACCM. The ownership structure of GMSPLP consists of an approximately 86% limited partnership interest owned directly and indirectly by Richard E. Rainwater, Chairman of our Board of Trust Managers, and an approximately 14% general partnership interest, of which approximately 6% is owned by Darla Moore, who is married to Mr. Rainwater, and approximately 6% is owned by John C. Goff, Vice-Chairman of our Board of Trust Managers and our Chief Executive Officer. The remaining approximately 2% general partnership interest is owned by unrelated parties. Our investment balance at December 31, 2004 was $13.0 million and in February 2005 we received a cash distribution of approximately $17.9 million, bringing the total distributions to $40.3 million on an initial investment of $24.2 million.

SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities where that information is available from other sources. Certain estimates are particularly sensitive due to their significance to the financial statements. Actual results may differ significantly from management's estimates.

We believe that the most significant accounting policies that involve the use estimates and assumptions as to future uncertainties and, therefore, may result in actual amounts that differ from estimates are the following:

- Impairments,
- Acquisition of operating properties,
- Relative sales method and percentage of completion (Residential Development entities),
- Gain recognition on sale of real estate assets,
- Consolidation of variable interest entities, and
- Allowance for doubtful accounts.

Impairments. Real estate and leasehold improvements are classified as long-lived assets held for sale or long-lived assets to be held and used. In accordance with SFAS No. 144, we record assets held for sale at the lower of carrying value or sales price less costs to sell. For assets classified as held and used, these assets are tested for recoverability when events or changes in circumstances indicate that the estimated carrying amount may not be recoverable. An impairment loss is recognized when expected undiscounted future cash flows from a Property is less than the carrying value of the Property. Our estimates of cash flows of the Properties requires us to make assumptions related to future rental rates, occupancies, operating expenses, the ability of our tenants to perform pursuant to their lease obligations and proceeds to be generated from the eventual sale of our Properties. Any changes in estimated future cash flows due to changes in our plans or views of market and economic conditions could result in recognition of additional impairment losses.

If events or circumstances indicate that the fair value of an investment accounted for using the equity method has declined below its carrying value and we consider the decline to be "other than temporary," the investment is written down to fair value and an impairment loss is recognized. The evaluation of impairment for an investment would be based on a number of factors, including financial condition and operating results for the investment, inability to remain in compliance with provisions of any related debt agreements, and recognition of impairments by other investors. Impairment recognition would negatively impact the recorded value of our investment and reduce net income.

Acquisition of operating properties. We allocate the purchase price of acquired properties to tangible and identified intangible assets acquired based on their fair values in accordance with SFAS No. 141, "Business Combinations." We initially record the allocation based on a preliminary purchase price allocation with adjustments recorded within one year of the acquisition.

In making estimates of fair value for purposes of allocating purchase price, management utilizes sources, including, but not limited to, independent value consulting services, independent appraisals that may be obtained in connection with financing the respective property, and other market data. Management also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

The aggregate value of the tangible assets acquired is measured based on the sum of (i) the value of the property and (ii) the present value of the amortized in-place tenant improvement allowances over the remaining term of each lease. Management's estimates of the value of the property are made using models similar to those used by independent appraisers. Factors considered by management in its analysis include an estimate of carrying costs such as real estate taxes, insurance, and other operating expenses and estimates of lost rentals during the expected lease-up period assuming current market conditions. The value of the property is then allocated among building, land, site improvements, and equipment. The value of tenant improvements is separately estimated due to the different depreciable lives.

The aggregate value of intangible assets acquired is measured based on the difference between (i) the purchase price and (ii) the value of the tangible assets acquired as defined above. This value is then allocated among above-market and below-market in-place lease values, costs to execute similar leases (including leasing commissions, legal expenses and other related expenses), in-place lease values and customer relationship values.

Above-market and below-market in-place lease values for acquired properties are calculated based on the present value (using a market interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease for above-market leases and the initial term plus the term of the below-market fixed rate renewal option, if any, for below-market leases. We perform this analysis on a lease by lease basis. The capitalized above-market lease values are amortized as a reduction to rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term plus the term of the below-market fixed rate renewal option, if any, of the respective leases.

Management estimates costs to execute leases similar to those acquired at the property at acquisition based on current market conditions. These costs are recorded based on the present value of the amortized in-place leasing costs on a lease by lease basis over the remaining term of each lease.

The in-place lease values and customer relationship values are based on management's evaluation of the specific characteristics of each customer's lease and our overall relationship with that respective customer. Characteristics considered by management in allocating these values include the nature and extent of our existing business relationships with the customer, growth prospects for developing new business with the customer, the customer's credit quality, and the expectation of lease renewals, among other factors. The in-place lease value and customer relationship value are both amortized to expense over the initial term of the respective leases and projected renewal periods, but in no event does the amortization period for the intangible assets exceed the remaining depreciable life of the building.

Should a tenant terminate its lease, the unamortized portion of the in-place lease value and the customer relationship value and above-market and below-market lease values would be charged to expense.

Relative sales method and percentage of completion. We use the accrual method to recognize earnings from the sale of Residential Development Properties when a third-party buyer had made an adequate cash down payment and has attained the attributes of ownership. If a sale does not qualify for the accrual method of recognition, deferral methods are used as appropriate including the percentage-of-completion method. In certain cases, when we receive an inadequate cash down payment and take a promissory note for the balance of the sales price, revenue recognition is deferred until such time as sufficient cash is received to meet minimum down payment requirements. The cost of residential property sold is defined based on the type of product being purchased. The cost of sales for residential lots is generally determined as a specific percentage of the sales revenues recognized for each Residential Development project. The percentages are based on total estimated development costs and sales revenue for each Residential Development project. These estimates are revised annually and are based on the then-current development strategy and operating assumptions utilizing internally developed projections for product type, revenue and related development costs. The cost of sales for residential units (such as townhomes and condominiums) is determined using the relative sales value method. If the residential unit has been sold prior to the completion of infrastructure cost, and those uncompleted costs are not significant in relation to total costs, the full accrual method is utilized. Under this method, 100% of the revenue is recognized, and a commitment liability is established to reflect the allocated estimated future costs to complete the residential unit. If our estimates of costs or the percentage of completion is incorrect, it could result in either an increase or decrease in cost of sales expense or revenue recognized and therefore, an increase or decrease in net income.

Gain recognition on sale of real estate assets. We perform evaluations of each real estate sale to determine if full gain recognition is appropriate in accordance with SFAS No. 66, "Accounting for Sales of Real Estate." The application of SFAS No. 66 can be complex and requires us to make assumptions including an assessment of whether the risks and rewards of ownership have been transferred, the extent of the purchaser's investment in the property being sold, whether our receivables, if any, related to the sale are collectible and are subject to subordination, and the degree of our continuing involvement with the real estate asset after the sale. If full gain recognition is not appropriate, we account for the sale under an appropriate deferral method.

Consolidation of Variable Interest Entities. We perform evaluations of each of our investment partnerships, real estate partnerships and joint ventures to determine if the associated entities constitute a Variable Interest Entity, or VIE, as defined under Interpretations 46 and 46R, "Consolidation of Variable Interest Entities," or FIN 46 and 46R, respectively. In general, a VIE is an entity that has (i) an insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties, (ii) a group of equity owners that are unable to make decisions about the entity's activities, or (iii) equity that does not absorb the entity's losses or receive the benefits of the entity. If any one of these characteristics is present, the entity is subject to FIN 46R's variable interests consolidation model.

Quantifying the variability of VIEs is complex and subjective, requiring consideration and estimates of a significant number of possible future outcomes as well as the probability of each outcome occurring. The results of each possible outcome are allocated to the parties holding interests in the VIE and based on the allocation, a calculation is performed to determine which party, if any, has a majority of the potential negative outcomes (expected losses) or a majority of the potential positive outcomes (expected residual returns). That party, if any, is the VIE's primary beneficiary and is required to consolidate the VIE. Calculating expected losses and expected residual returns requires modeling potential future results of the entity, assigning probabilities to each potential outcome, and allocating those potential outcomes to the VIE's interest holders. If our estimates of possible outcomes and probabilities are incorrect, it could result in the inappropriate consolidation or deconsolidation of the VIE.

For entities that do not constitute VIE's, we consider other GAAP, as required, determining (i) consolidation of the entity if our ownership interests comprise a majority of its outstanding voting stock or otherwise control the entity, or (ii) application of the equity method of accounting if we do not have direct or indirect control of the entity, with the initial investment carried at costs and subsequently adjusted for our share of net income or less and cash contributions and distributions to and from these entities.

Allowance for doubtful accounts. Our accounts receivable balance is reduced by an allowance for amounts that may become uncollectible in the future. Our receivable balance is composed primarily of rents and operating cost recoveries due from its tenants, receivables associated with club memberships at our Residential Development properties and guest receivables at our Resort/Hotel properties. We also maintain an allowance for deferred rent receivables which arise from the straight-lining of rents. The allowance for doubtful accounts is reviewed at least quarterly for adequacy by reviewing such factors as the credit quality of our tenants or members, any delinquency in payment, historical trends and current economic conditions. If the assumptions regarding the collectibility of accounts receivable prove incorrect, we could experience write-offs in excess of its allowance for doubtful accounts, which would result in a decrease in net income.

ADOPTION OF NEW ACCOUNTING STANDARDS

EITF 03-1. At the March 17-18, 2004 meeting, consensus was reached by the FASB Emerging Issues Task Force on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The Consensus applies to investments in debt and equity securities within the scope of SFAS Nos. 115, "Accounting for Certain Investments in Debt and Equity Securities," and 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations." It also applies to investments in equity securities that are both outside SFAS No. 115's scope and not accounted for under the equity method. The Task Force reached a consensus that certain quantitative and qualitative disclosures should be required for securities that are impaired at the balance sheet date but for which an other–than-temporary impairment has not been recognized. The new impairment guidance creates a model that calls for many judgments and additional evidence gathering in determining whether or not securities are other-than-temporarily impaired and lists some of these impairment indicators. The impairment accounting guidance is effective for periods beginning after June 15, 2004 and the disclosure requirements for annual reporting periods are effective for periods ending after June 15, 2004. We adopted EITF 03-1 effective July 1, 2004 and it had no impact on our financial condition or its results of operations.

SFAS No. 123R. In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment." The new FASB rule requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. We will be required to apply SFAS No. 123R as of the first interim reporting period that begins after June 15, 2005. The scope of SFAS No. 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Effective January 1, 2003, we adopted the fair value expense recognition provisions of SFAS No. 123 on a prospective basis. Except for the 2004 Unit Plan, we do not believe there will be a significant impact to our financial condition or results of operations from the adoption of SFAS No. 123R. We are continuing to evaluate the impact of the adoption of SFAS No. 123R as it relates to the 2004 Unit Plan.

SFAS No. 153. In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29." The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The statement eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe there will be an impact to our financial condition or results of operations from the adoption of SFAS No. 153.

SOP 04-2. In December 2004, the AICPA issued Statement of Position, or SOP, 04-2, "Accounting for Real Estate Time-Sharing Transactions." This SOP provides guidance to a seller of real estate time sharing interests and provides, among other requirements, that uncollectibles be reflected as a reduction of revenues rather than as bad debt expense. The provisions in the SOP are effective for financial statements for fiscal years beginning after June 15, 2005. To facilitate the issuance of this standard, the FASB issued Statement No. 152, "Accounting for Real Estate Time-Sharing Transactions – An Amendment of FASB Statements No. 66 and 67," on December 16, 2004 which references the financial accounting and reporting guidance for real estate time-sharing transactions to SOP 04-2. We do not believe there will be a significant impact to our financial condition or results of operations from the adoption of SOP 04-2.

FUNDS FROM OPERATIONS

FFO, as used in this document, means:

» Net Income (Loss) – determined in accordance with GAAP;
» excluding gains (or losses) from sales of depreciable operating property;
» excluding extraordinary items (as defined by GAAP);
» plus depreciation and amortization of real estate assets; and
» after adjustments for unconsolidated partnerships and joint ventures.

We calculate FFO available to common shareholders – diluted – NAREIT definition in the same manner, except that Net Income (Loss) is replaced by Net Income (Loss) Available to Common Shareholders and we include the effect of operating partnership unitholder minority interests.

The National Association of Real Estate Investment Trusts, or NAREIT, developed FFO as a relative measure of performance and liquidity of an equity REIT to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. We consider FFO available to common shareholders – diluted – NAREIT definition and FFO appropriate measures of performance for an equity REIT and for its investment segments. However, FFO available to common shareholders – diluted – NAREIT definition and FFO should not be considered an alternative to net income determined in accordance with GAAP as an indication of our operating performance.

The aggregate cash distributions paid to common shareholders and unitholders for the years ended December 31, 2004, 2003 and 2002 were $175.6 million, $175.5 million, and $176.4 million respectively. We reported Adjusted FFO available to common shareholders – diluted of $143.2 million, $212.6, and $238.2 million, for the years ended December 31, 2004, 2003, and 2002 respectively. We calculate Adjusted FFO available to common shareholders – diluted by excluding the effect of impairment charges related to real estate assets and the effect of extinguishment of debt expense related to real estate asset sales. We reported FFO available to common shareholders – diluted – NAREIT definition of $95.7 million, $174.8 million, and $212.1 million for the years ended December 31, 2004, 2003, and 2002.

An increase or decrease in FFO available to common shareholders – diluted – NAREIT definition does not necessarily result in an increase or decrease in aggregate distributions because our Board of Trust Managers is not required to increase distributions on a quarterly basis unless necessary to maintain our REIT status. However, we must distribute 90% of our REIT taxable income (as defined in the Code). Therefore, a significant increase in FFO available to common shareholders – diluted – NAREIT definition will generally require an increase in distributions to shareholders and unitholders although not necessarily on a proportionate basis.

Accordingly, we believe that to facilitate a clear understanding of our consolidated historical operating results, FFO available to common shareholders – diluted – NAREIT definition should be considered in conjunction with our net income and cash flows reported in the consolidated financial statements and notes to the financial statements. However, our measure of FFO available to common shareholders – diluted – NAREIT definition may not be comparable to similarly titled measures of other REITs because these REITs may apply the definition of FFO in a different manner than we apply it.

CONSOLIDATED STATEMENTS OF FUNDS FROM OPERATIONS

	FOR THE YEARS ENDED DECEMBER 31, 2004	2003
Net income	**$ 172,936**	$ 26,022
Adjustments to reconcile net income to funds from operations available to common shareholders – diluted:		
Depreciation and amortization of real estate assets	**156,766**	150,788
Gain on property sales, net	**(267,053)**	(8,919)
Extinguishment of debt expense related to real estate asset sales[1]	**39,121**	–
Impairment charges related to real estate assets and assets held for sale	**6,008**	37,794
Adjustment for investments in unconsolidated companies:		
Office Properties	**11,601**	6,254
Resort/Hotel Properties	**–**	(2,544)
Residential Development Properties	**(228)**	3,573
Temperature-Controlled Logistics Properties[2]	**24,873**	21,136
Other	**–**	206
Unitholder minority interest	**30,950**	4,546
Series A Preferred Share distributions	**(23,723)**	(18,225)
Series B Preferred Share distributions	**(8,075)**	(8,075)
Adjusted funds from operations available to common shareholders – diluted[3]	**$ 143,176**	$ 212,556
Impairment charges related to real estate assets	**(8,332)**	(37,794)
Extinguishment of debt expense related to real estate asset sales[1]	**(39,121)**	–
Funds from operations available to common shareholders – diluted[3] – NAREIT definition	**$ 95,723**	$ 174,762
Investment Segments:		
Office Properties	**$ 268,829**	$ 282,838
Resort/Hotel Properties	**44,978**	51,123
Residential Development Properties	**31,216**	88,127
Temperature-Controlled Logistics Properties[2]	**31,026**	23,308
Other:		
Corporate general and administrative	**(38,889)**	(32,661)
Interest expense	**(176,771)**	(172,232)
Series A Preferred Share distributions	**(23,723)**	(18,225)
Series B Preferred Share distributions	**(8,075)**	(8,075)
Other[4]	**14,585**	(1,647)
Adjusted funds from operations available to common shareholders – diluted[3]	**$ 143,176**	$ 212,556
Impairment charges related to real estate assets	**(8,332)**	(37,794)
Extinguishment of debt expense related to real estate asset sales[1]	**(39,121)**	–
Funds from operations available to common shareholders – diluted[3] – NAREIT definition	**$ 95,723**	$ 174,762
Basic Weighted average shares outstanding	**99,025**	98,886
Diluted Weighted average shares and units outstanding[5]	**116,966**	116,676

1 Extinguishment of debt directly related to the sale of real estate assets. An additional $3.5 million for the year ended 2004 of extinguishment of debt that is not related to the sale of real estate assets is included in funds from operations available to common shareholders.

2 Excludes impairment charges related to real estate assets of $2.3 million for the year ended 2004.

3 To calculate basic funds from operations available to common shareholders, deduct unitholder minority interest.

4 Includes income from investment land sales, net, interest and other income, extinguishment of debt, income/loss from other unconsolidated companies, other expenses, depreciation and amortization of non-real estate assets, and amortization of deferred financing costs.

5 See calculations for the amounts presented in the reconciliation following this table.

The following schedule reconciles our basic weighted average shares to the diluted weighted average shares/units presented above:

(shares/units in thousands)	FOR THE YEARS ENDED DECEMBER 31, 2004	2003
Basic weighted average shares:	**99,025**	98,886
Add: Weighted average units	**17,722**	17,749
Restricted shares and share and unit options	**219**	41
Diluted weighted average shares and units	**116,966**	116,676

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our use of financial instruments, such as debt instruments, subject us to market risk which may affect our future earnings and cash flows as well as the fair value of its assets. Market risk generally refers to the risk of loss from changes in interest rates and market prices. We manage our market risk by attempting to match anticipated inflow of cash from its operating, investing and financing activities with anticipated outflow of cash to fund debt payments, distributions to shareholders, investments, capital expenditures and other cash requirements. We also enter into derivative financial instruments such as interest rate swaps to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate on a portion of our variable rate debt.

The following discussion of market risk is based solely on hypothetical changes in interest rates related to our variable rate debt. This discussion does not purport to take into account all of the factors that may affect the financial instruments discussed in this section.

INTEREST RATE RISK

Our interest rate risk is most sensitive to fluctuations in interest rates on our short-term variable rate debt. We had total outstanding debt of approximately $2.2 billion at December 31, 2004, of which approximately $188.5 million, or approximately 8.8%, was unhedged variable rate debt. The variable rate debt is based on an index (LIBOR or Prime plus a credit spread). The weighted average interest rate on such unhedged variable rate debt was 4.7% as of December 31, 2004. A 10% increase in the underlying index would cause an increase of 34.5 basis points to the weighted average interest rate on such variable rate debt, which would result in an annual decrease in net income and cash flows of approximately $.7 million. Conversely, a 10% decrease in the underlying index would cause a decrease of 34.5 basis points to the weighted average interest rate on such unhedged variable rate debt, which would result in an annual increase in net income and cash flows of approximately $.7 million based on the unhedged variable rate debt outstanding as of December 31, 2004.

CASH FLOW HEDGES

We use derivative financial instruments to convert a portion of our variable rate debt to fixed rate debt and to manage the fixed to variable rate debt ratio. A description of these derivative financial instruments is contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Equity and Debt Financing – Derivative Instruments and Hedging Activities."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trust Managers and Shareholders
Crescent Real Estate Equities Company and subsidiaries

We have audited the accompanying consolidated balance sheets of Crescent Real Estate Equities Company and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crescent Real Estate Equities Company and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles," as of January 1, 2002. As a result, the Company recorded the cumulative effect of a change in accounting principle in the consolidated statement of operations for the year ended December 31, 2002, referred to above, in accordance with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Crescent Real Estate Equities Company and subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005, expressed an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

ERNST & YOUNG LLP

Dallas, Texas
March 14, 2005

Crescent Real Estate Equities Company

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

	DECEMBER 31, 2004	2003
ASSETS:		
Investments in real estate:		
Land	**$ 209,392**	$ 236,956
Land improvements, net of accumulated depreciation of $23,592 and $19,270 at December 31, 2004 and December 31, 2003, respectively	**69,086**	105,236
Building and improvements, net of accumulated depreciation of $416,530 and $576,682 at December 31, 2004 and December 31, 2003, respectively	**1,835,662**	2,103,717
Furniture, fixtures and equipment, net of accumulated depreciation of $40,562 and $33,344 at December 31, 2004 and December 31, 2003, respectively	**43,465**	43,227
Land held for investment or development	**501,379**	450,279
Properties held for disposition, net	**81,741**	220,010
Net investment in real estate	**$ 2,740,725**	$3,159,425
Cash and cash equivalents	**$ 92,291**	$ 78,052
Restricted cash and cash equivalents	**93,739**	217,329
Defeasance investments	**175,853**	9,620
Accounts receivable, net	**60,004**	40,740
Deferred rent receivable	**58,271**	65,267
Investments in unconsolidated companies	**362,643**	440,594
Notes receivable, net	**102,173**	78,453
Income tax asset – current and deferred, net	**13,839**	17,506
Other assets, net	**338,226**	207,477
Total assets	**$ 4,037,764**	$4,314,463
LIABILITIES:		
Borrowings under Credit Facility	**$ 142,500**	$ 239,000
Notes payable	**2,009,755**	2,319,699
Accounts payable, accrued expenses and other liabilities	**422,348**	370,136
Current income tax payable	**–**	7,995
Total liabilities	**$ 2,574,603**	$2,936,830
COMMITMENTS AND CONTINGENCIES:		
MINORITY INTERESTS:		
Operating partnership, 10,535,139 and 8,873,347 units, at December 31, 2004 and December 31, 2003, respectively	**$ 113,572**	$ 108,706
Consolidated real estate partnerships	**49,339**	47,123
Total minority interests	**$ 162,911**	$ 155,829
SHAREHOLDERS' EQUITY:		
Preferred shares, $0.01 par value, authorized 100,000,000 shares:		
Series A Convertible Cumulative Preferred Shares, liquidation preference of $25.00 per share, 14,200,000 and 10,800,000 shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively	**$ 319,166**	$ 248,160
Series B Cumulative Preferred Shares, liquidation preference of $25.00 per share, 3,400,000 shares issued and outstanding at December 31, 2004 and December 31, 2003	**81,923**	81,923
Common shares, $0.01 par value, authorized 250,000,000 shares, 124,542,018 and 124,396,168 shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively	**1,245**	1,237
Additional paid-in capital	**2,246,335**	2,245,683
Deferred compensation on restricted shares	**(2,233)**	(4,102)
Accumulated deficit	**(885,016)**	(877,120)
Accumulated other comprehensive income	**(1,022)**	(13,829)
	$ 1,760,398	$1,681,952
Less – shares held in treasury, at cost, 25,121,861 common shares at December 31, 2004 and December 31, 2003	**(460,148)**	(460,148)
Total shareholders' equity	**$ 1,300,250**	$1,221,804
Total liabilities and shareholders' equity	**$ 4,037,764**	$4,314,463

The accompanying notes are an integral part of these consolidated financial statements.

Crescent Real Estate Equities Company

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	FOR THE YEARS ENDED DECEMBER 31,		
	2004	2003	2002
REVENUE:			
Office Property	**$ 484,049**	$ 475,944	$ 517,124
Resort/Hotel Property	**183,515**	174,059	157,145
Residential Development Property	**311,197**	221,713	258,747
Total Property Revenue	**$ 978,761**	$ 871,716	$ 933,016
EXPENSE:			
Office Property real estate taxes	**$ 60,390**	$ 63,818	$ 71,086
Office Property operating expenses	**173,969**	163,598	159,521
Resort/Hotel Property expense	**155,812**	142,869	124,695
Residential Development Property expense	**271,819**	197,491	236,862
Total Property Expense	**$ 661,990**	$ 567,776	$ 592,164
Income from Property Operations	**$ 316,771**	$ 303,940	$ 340,852
OTHER INCOME (EXPENSE):			
Income from sale of investment in unconsolidated company, net	**$ –**	$ 86,186	$ –
Income from investment land sales, net	**18,879**	13,038	22,591
Gain on joint venture of properties, net	**265,772**	100	18,166
Loss on property sales, net	**–**	–	(803)
Interest and other income	**18,005**	7,766	14,118
Corporate general and administrative	**(38,889)**	(32,661)	(25,777)
Interest expense	**(176,771)**	(172,116)	(178,956)
Amortization of deferred financing costs	**(13,056)**	(11,053)	(10,266)
Extinguishment of debt	**(42,608)**	–	–
Depreciation and amortization	**(163,630)**	(144,184)	(129,218)
Impairment charges related to real estate assets	**(4,094)**	(8,624)	(13,216)
Other expenses	**(725)**	(5,946)	(12,842)
Equity in net income (loss) of unconsolidated companies:			
Office Properties	**6,262**	11,190	23,328
Resort/Hotel Properties	**(245)**	5,760	(115)
Residential Development Properties	**(2,266)**	10,427	39,778
Temperature-Controlled Logistics Properties	**6,153**	2,172	(2,933)
Other	**(280)**	(4,053)	(6,609)
Total other income (expense)	**$ (127,493)**	$(241,998)	$(262,754)
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS AND INCOME TAXES	**$ 189,278**	$ 61,942	$ 78,098

CONSOLIDATED STATEMENTS OF OPERATIONS *continued*

	FOR THE YEARS ENDED DECEMBER 31,		
	2004	**2003**	**2002**
Minority interests	**(37,211)**	(6,439)	(19,654)
Income tax benefit (provision)	**12,937**	(27,055)	4,635
INCOME BEFORE DISCONTINUED OPERATIONS AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	**$165,004**	$ 28,448	$ 63,079
Income from discontinued operations, net of minority interests	**10,221**	12,339	27,527
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**(2,978)**	(25,052)	(4,123)
Gain on real estate from discontinued operations, net of minority interests	**1,052**	10,287	10,397
Cumulative effect of a change in accounting principle, net of minority interests	**(363)**	–	(9,172)
NET INCOME	**$172,936**	$ 26,022	$ 87,708
Series A Preferred Share distributions	**(23,723)**	(18,225)	(16,702)
Series B Preferred Share distributions	**(8,075)**	(8,075)	(5,047)
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	**$141,138**	$ (278)	$ 65,959
BASIC EARNINGS PER SHARE DATA:			
Income available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 1.35**	$ 0.03	$ 0.39
Income from discontinued operations, net of minority interests	**0.10**	0.12	0.27
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**(0.03)**	(0.25)	(0.04)
Gain on real estate from discontinued operations, net of minority interests	**0.01**	0.10	0.10
Cumulative effect of a change in accounting principle, net of minority interests	**–**	–	(0.09)
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS – BASIC	**$ 1.43**	$ –	$ 0.63
DILUTED EARNINGS PER SHARE DATA:			
Income available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$ 1.34**	$ 0.03	$ 0.39
Income from discontinued operations, net of minority interests	**0.10**	0.12	0.27
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**(0.03)**	(0.25)	(0.04)
Gain on real estate from discontinued operations, net of minority interests	**0.01**	0.10	0.10
Cumulative effect of a change in accounting principle, net of minority interests	**–**	–	(0.09)
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS – DILUTED	**$ 1.42**	$ –	$ 0.63

The accompanying notes are an integral part of these consolidated financial statements.

Crescent Real Estate Equities Company

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(dollars in thousands, except per share data)

	SERIES A PREFERRED SHARES		SERIES B PREFERRED SHARES	
	SHARES	NET VALUE	SHARES	NET VALUE
SHAREHOLDERS' EQUITY, December 31, 2001	8,000,000	$200,000	–	$ –
Preferred Equity Issuance	2,800,000	48,160	3,400,000	81,923
Issuance of Common Shares	–	–	–	–
Exercise of Common Share Options	–	–	–	–
Extension on employee stock option notes	–	–	–	–
Deferred Compensation	–	–	–	–
Issuance of Shares in Exchange for Operating Partnership Units	–	–	–	–
Share Repurchases	–	–	–	–
Dividends Paid	–	–	–	–
Net Income Available to Common Shareholders	–	–	–	–
Unrealized Loss on Marketable Securities	–	–	–	–
Unrealized Net Gain on Cash Flow Hedges	–	–	–	–
SHAREHOLDERS' EQUITY, December 31, 2002	10,800,000	$248,160	3,400,000	$81,923
Issuance of Common Shares	–	–	–	–
Exercise of Common Share Options	–	–	–	–
Accretion of Discount on Employee Stock Option Notes	–	–	–	–
Issuance of Shares in Exchange for Operating Partnership Units	–	–	–	–
Stock Option Grants	–	–	–	–
Purchase under Compensation Plan	–	–	–	–
Amortization of Deferred Compensation on Restricted Shares	–	–	–	–
Dividends Paid	–	–	–	–
Net Loss Available to Common Shareholders	–	–	–	–
Unrealized Gain on Marketable Securities	–	–	–	–
Unrealized Net Gain on Cash Flow Hedges	–	–	–	–
SHAREHOLDERS' EQUITY, December 31, 2003	10,800,000	$248,160	3,400,000	$81,923
Issuance of Common Shares	–	–	–	–
Exercise of Common Share Options	–	–	–	–
Accretion of Discount on Employee Stock Option Notes	–	–	–	–
Issuance of Shares in Exchange for Operating Partnership Units	–	–	–	–
Preferred Equity Issuance	**3,400,000**	**71,006**	–	–
Stock Option Grants	–	–	–	–
Amortization of Deferred Compensation on Restricted Shares	–	–	–	–
Dividends Paid	–	–	–	–
Net Income Available to Common Shareholders	–	–	–	–
Unrealized Net Gain on Marketable Securities	–	–	–	–
Unrealized Net Gain on Cash Flow Hedges	–	–	–	–
SHAREHOLDERS' EQUITY, December 31, 2004	**14,200,000**	**$319,166**	**3,400,000**	**$81,923**

The accompanying notes are an integral part of these consolidated financial statements.

Treasury Shares		Common Shares						
Shares	Net Value	Shares	Par Value	Additional Paid-in Capital	Deferred Compensation on Restricted Shares	Accumulated (Deficit)	Accumulated Other Comprehensive Income	Total
18,770,418	$(359,728)	123,396,017	$1,227	$2,234,360	$ –	$(638,435)	$(31,484)	$1,405,940
–	–	–	–	–	–	–	–	130,083
–	–	8,642	–	153	–	–	–	153
–	–	338,050	4	577	–	–	–	581
–	–	–	–	1,628	–	–	–	1,628
–	–	300,000	3	5,250	(5,253)	–	–	–
–	–	238,158	2	1,493	–	–	–	1,495
6,298,341	(99,632)	–	–	(42)	–	–	–	(99,674)
–	–	–	–	–	–	(155,584)	–	(155,584)
–	–	–	–	–	–	65,959	–	65,959
–	–	–	–	–	–	–	(833)	(833)
–	–	–	–	–	–	–	5,065	5,065
25,068,759	$(459,360)	124,280,867	$1,236	$2,243,419	$(5,253)	$(728,060)	$(27,252)	$1,354,813
–	–	9,911	–	157	–	–	–	157
–	–	95,400	1	1,436	–	–	–	1,437
–	–	–	–	(252)	–	–	–	(252)
–	–	9,990	–	8	–	–	–	8
–	–	–	–	915	–	–	–	915
53,102	(788)	–	–	–	–	–	–	(788)
–	–	–	–	–	1,151	–	–	1,151
–	–	–	–	–	–	(148,782)	–	(148,782)
–	–	–	–	–	–	(278)	–	(278)
–	–	–	–	–	–	–	3,761	3,761
–	–	–	–	–	–	–	9,662	9,662
25,121,861	$(460,148)	124,396,168	$1,237	$2,245,683	$(4,102)	$(877,120)	$(13,829)	$1,221,804
–	**–**	**7,954**	**–**	**130**	**–**	**–**	**–**	**130**
–	**–**	**53,980**	**1**	**821**	**–**	**–**	**–**	**822**
–	**–**	**–**	**–**	**(252)**	**–**	**–**	**–**	**(252)**
–	**–**	**83,916**	**7**	**(37)**	**–**	**–**	**–**	**(30)**
–	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**71,006**
–	**–**	**–**	**–**	**(10)**	**–**	**–**	**–**	**(10)**
–	**–**	**–**	**–**	**–**	**1,869**	**–**	**–**	**1,869**
–	**–**	**–**	**–**	**–**	**–**	**(149,034)**	**–**	**(149,034)**
–	**–**	**–**	**–**	**–**	**–**	**141,138**	**–**	**141,138**
–	**–**	**–**	**–**	**–**	**–**	**–**	**1,036**	**1,036**
–	**–**	**–**	**–**	**–**	**–**	**–**	**11,771**	**11,771**
25,121,861	**$(460,148)**	**124,542,018**	**$1,245**	**$2,246,335**	**$(2,233)**	**$(885,016)**	**$ (1,022)**	**$1,300,250**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	FOR THE YEARS ENDED DECEMBER 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 172,936**	$ 26,022	$ 87,708
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**176,686**	155,237	139,484
Residential Development cost of sales	**161,853**	107,163	160,057
Residential Development capital expenditures	**(205,714)**	(130,692)	(91,046)
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**2,978**	25,052	4,123
Gain on real estate from discontinued operations, net of minority interests	**(1,052)**	(10,287)	(10,397)
Discontinued operations – depreciation and minority interests	**5,152**	19,178	20,927
Extinguishment of debt	**6,459**	-	-
Impairment charges related to real estate assets	**4,094**	8,624	13,216
Gain from sale of investment in unconsolidated company, net of tax	**-**	(51,556)	-
Income from investment land sales, net	**(18,879)**	(13,038)	(22,591)
Gain on joint venture of properties, net	**(265,772)**	(100)	(18,166)
Loss on property sales, net	**-**	-	803
Minority interests	**37,211**	6,439	19,654
Cumulative effect of a change in accounting principle, net of minority interests	**363**	-	9,172
Non-cash compensation	**1,737**	1,093	1,956
Equity in (earnings) loss from unconsolidated companies:			
Office Properties	**(6,262)**	(11,190)	(23,328)
Ownership portion of Office Properties Fee	**1,833**	1,246	408
Resort/Hotel Properties	**245**	(5,760)	115
Residential Development Properties	**2,266**	(10,427)	(39,778)
Temperature-Controlled Logistics Properties	**(6,153)**	(2,172)	2,933
Other	**280**	4,053	6,609
Distributions received from unconsolidated companies:			
Office Properties	**4,833**	10,313	25,510
Resort/Hotel Properties	**-**	-	325
Residential Development Properties	**113**	11,000	34,418
Temperature-Controlled Logistics Properties	**1,822**	3,500	4,975
Other	**1,214**	1,187	974
Change in assets and liabilities, net of effect of consolidations and acquisitions:			
Restricted cash and cash equivalents	**54,889**	(10,574)	(5,357)
Accounts receivable	**(17,924)**	4,436	7,192
Deferred rent receivable	**(16,246)**	(2,728)	3,677
Income tax -current and deferred, net	**(21,657)**	(430)	(17,925)
Other assets	**(16,449)**	343	6,474
Accounts payable, accrued expenses and other liabilities	**34,828**	(7,981)	(41,819)
Net cash provided by operating activities	**$ 95,684**	$127,951	$280,303

CONSOLIDATED STATEMENTS OF CASH FLOWS *continued*

CASH FLOWS FROM INVESTING ACTIVITIES:			
Net cash impact of consolidation of previously unconsolidated companies	**$ 334**	$ 11,574	$ 38,226
Proceeds from property sales	**174,881**	43,155	121,422
Proceeds from sale of investment in unconsolidated company and related property sales	**3,229**	178,667	-
Proceeds from joint venture partner	**1,028,913**	-	164,067
Acquisition of investment properties	**(381,672)**	(44,732)	(120,206)
Development of investment properties	**(4,142)**	(6,613)	(2,477)
Property improvements – Office Properties	**(14,297)**	(18,023)	(17,241)
Property improvements – Resort/Hotel Properties	**(27,739)**	(13,574)	(16,745)
Tenant improvement and leasing costs – Office Properties	**(92,876)**	(77,279)	(49,175)
Residential Development Properties Investments	**(35,428)**	(42,631)	(28,584)
Decrease (increase) in restricted cash and cash equivalents	**75,395**	(100,313)	19,071
Purchase of defeasance investments and other securities	**(206,515)**	(13,485)	-
Proceeds from defeasance investment maturities	**13,754**	-	-
Return of investment in unconsolidated companies:			
Office Properties	**2,981**	7,846	3,709
Resort/Hotel Properties	**1,299**	17,973	-
Residential Development Properties	**14**	8,528	12,767
Temperature-Controlled Logistics Properties	**125,109**	3,201	-
Other	**290**	5,231	-
Investment in unconsolidated companies:			
Office Properties	**(10,100)**	(7,968)	(449)
Resort/Hotel Properties	**-**	-	(7,924)
Residential Development Properties	**(2,192)**	(6,013)	(32,966)
Temperature-Controlled Logistics Properties	**(2,400)**	(900)	(3,280)
Other	**(4,355)**	(3,685)	(2,930)
(Increase) decrease in notes receivable	**(15,230)**	22,557	(22,104)
Net cash provided by (used in) investing activities	**$ 629,253**	$ (36,484)	$ 55,181
CASH FLOWS FROM FINANCING ACTIVITIES:			
Debt financing costs	**$ (12,918)**	$ (9,321)	$ (9,178)
Borrowings under Credit Facility	**530,000**	320,500	433,000
Payments under Credit Facility	**(626,500)**	(245,500)	(552,000)
Notes Payable proceeds	**577,146**	177,958	380,000
Notes Payable payments	**(1,027,661)**	(118,852)	(185,415)
Residential Development Properties note payable borrowings	**111,672**	79,834	83,383
Residential Development Properties note payable payments	**(118,495)**	(85,434)	(118,681)
Purchase of GMAC preferred interest	**-**	-	(218,423)
Amortization of debt premiums	**(2,386)**	-	-
Capital distributions – joint venture partner	**(8,565)**	(11,699)	(3,792)
Capital distributions – joint venture preferred equity	**-**	-	(6,967)
Capital contributions – joint venture partner	**2,833**	2,028	-
Proceeds from exercise of share options	**829**	1,205	643
Common share repurchases held in Treasury	**-**	(788)	(28,500)
Issuance of preferred shares – Series A	**71,006**	-	48,160
Issuance of preferred shares – Series B	**-**	-	81,923
Series A Preferred Share distributions	**(23,963)**	(18,225)	(17,044)
Series B Preferred Share distributions	**(8,075)**	(8,075)	(4,015)
Dividends and unitholder distributions	**(175,621)**	(175,490)	(176,419)
Net cash used in financing activities	**$ (710,698)**	$ (91,859)	$(293,325)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ 14,239**	$ (392)	$ 42,159
CASH AND CASH EQUIVALENTS,			
Beginning of period	**78,052**	78,444	36,285
CASH AND CASH EQUIVALENTS,			
End of period	**$ 92,291**	$ 78,052	$ 78,444

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

References to "we," "us" or "our" refer to Crescent Real Estate Equities Company and, unless the context otherwise requires, Crescent Real Estate Equities Limited Partnership, which we refer to as our Operating Partnership, and our other direct and indirect subsidiaries. We conduct our business and operations through the Operating Partnership, our other subsidiaries and our joint ventures. References to "Crescent" refer to Crescent Real Estate Equities Company. The sole general partner of the Operating Partnership is Crescent Real Estate Equities, Ltd., a wholly-owned subsidiary of Crescent Real Estate Equities Company, which we refer to as the General Partner.

We operate as a real estate investment trust, or REIT, for federal income tax purposes and provide management, leasing and development services for some of our properties.

The following table shows our consolidated subsidiaries that owned or had an interest in real estate assets and the real estate assets that each subsidiary owned or had an interest in as of December 31, 2004.

Operating Partnership	Wholly-owned assets – The Avallon IV, Datran Center (two office properties) and Dupont Centre. These properties are included in our Office Segment.
	Non wholly-owned assets, consolidated – 301 Congress Avenue (50% interest) is included in our Office Segment. Sonoma Mission Inn (80.1% interest) is included in our Resort/Hotel Segment.
	Non wholly-owned assets, unconsolidated – Bank One Center (50% interest), Bank One Tower (20% interest), Three Westlake Park (20% interest), Four Westlake Park (20% interest), Miami Center (40% interest), 5 Houston Center (25% interest), BriarLake Plaza (30% interest), Five Post Oak Park (30% interest), Houston Center (23.85% interest in three office properties and the Houston Center Shops), The Crescent Atrium (23.85% interest), The Crescent Office Towers (23.85% interest), Trammell Crow Center[1] (23.85% interest), Post Oak Central (23.85% interest in three Office Properties), and Fountain Place (23.85% interest). These properties are included in our Office Segment. AmeriCold Realty Trust (31.7% interest in 88 properties), included in our Temperature-Controlled Logistics Segment.
Hughes Center Entities[2]	Wholly-owned assets – Hughes Center Properties (seven office properties each in a separate limited liability company). These properties are included in our Office Segment.
	Non wholly-owned assets, consolidated – 3770 Hughes Parkway (67% interest), included in our Office Segment.
Crescent Real Estate Funding I, L.P. ("Funding I")	Wholly-owned assets – The Aberdeen, The Avallon I, II & III, Carter Burgess Plaza, The Citadel, Regency Plaza One, Waterside Commons and 125 E. John Carpenter Freeway. These properties are included in our Office Segment.
Crescent Real Estate Funding III, IV and V, L.P. ("Funding III, IV and V")[3]	Wholly-owned assets – Greenway Plaza Office Properties (ten Office Properties). These properties are included in our Office Segment. Renaissance Houston Hotel is included in our Resort/Hotel Segment.
Crescent Real Estate Funding VI, L.P. ("Funding VI")	Wholly-owned asset – Canyon Ranch – Lenox, included in our Resort/Hotel Segment.
Crescent Real Estate Funding VIII, L.P. ("Funding VIII")	Wholly-owned assets – The Addison, Austin Centre, The Avallon V, Chancellor Park, 816 Congress, Greenway I & IA (two office properties), Greenway II, Johns Manville Plaza, One Live Oak, Palisades Central I, Palisades Central II, Peakview Tower, Stemmons Place, 3333 Lee Parkway, 44 Cook and 55 Madison. These properties are included in our Office Segment. The Canyon Ranch–Tucson, Omni Austin Hotel, and Ventana Inn & Spa, all of which are included in our Resort/Hotel Segment.
Crescent Real Estate Funding XII, L.P. ("Funding XII")	Wholly-owned assets – Albuquerque Plaza[4], Barton Oaks Plaza, Briargate Office and Research Center, MacArthur Center I & II, Stanford Corporate Center, and Two Renaissance Square. These properties are included in our Office Segment. The Park Hyatt Beaver Creek Resort & Spa is included in our Resort/Hotel Segment.
Crescent 707 17th Street, L.L.C	Wholly-owned assets – 707 17th Street, included in our Office Segment, and The Denver Marriott City Center, included in our Resort/Hotel Segment.
Crescent Alhambra, L.L.C.	Wholly-owned asset – Alhambra Plaza (two Office Properties), included in our Office Segment.

Crescent Spectrum Center, L.P.	Non wholly-owned asset, consolidated – Spectrum Center (approximately 100% interest), included in our Office Segment.
Crescent Colonnade, L.L.C.	Wholly-owned asset – The BAC–Colonnade Building, included in our Office Segment.
Crescent 1301 McKinney, L.P.	Wholly-owned asset – 1301 McKinney Street, included in our Office Segment.
Mira Vista Development Corp. ("MVDC")	Non wholly-owned asset, consolidated – Mira Vista (98% interest), included in our Residential Development Segment.
Houston Area Development Corp. ("HADC")	Non wholly-owned assets, consolidated – Falcon Point (98% interest) and Spring Lakes (98% interest). These properties are included in our Residential Development Segment.
Desert Mountain Development Corporation ("DMDC")	Non wholly-owned assets, consolidated – Desert Mountain (93% interest), included in our Residential Development Segment.
Crescent Resort Development Inc. ("CRDI")	Non wholly-owned assets, consolidated – Brownstones (64% interest), Creekside at Riverfront (64% interest), Delgany (64% interest), Eagle Ranch (60% interest), Gray's Crossing (71% interest), Horizon Pass (64% interest), Hummingbird (64% interest), Main Street Station (30% interest), Northstar (57% interest), Old Greenwood (71% interest), Riverbend (60% interest), Riverfront Park (64% interest). These properties are included in our Residential Development Segment.
	Non wholly-owned assets, unconsolidated – Blue River Land Company, L.L.C. – Three Peaks (30% interest) and EW Deer Valley, L.L.C. (41.7% interest), included in our Residential Development Segment.

1 We own 23.85% of the economic interest in Trammell Crow Center through our ownership of a 23.85% interest in the joint venture that holds fee simple title to the Office Property (subject to a ground lease and a leasehold estate regarding the building) and two mortgage notes encumbering the leasehold interests in the land and the building.

2 In addition, we own nine retail parcels located in Hughes Center.

3 Funding III owns nine of the ten office properties in the Greenway Plaza office portfolio and the Renaissance Houston Hotel; Funding IV owns the central heated and chilled water plant building located at Greenway Plaza; and Funding V owns 9 Greenway, the remaining office property in the Greenway Plaza office portfolio.

4 This Office Property was sold in February 2005.

See Note 9, "Investments in Unconsolidated Companies," for a table that lists our ownership in significant unconsolidated joint ventures and investments as of December 31, 2004.

See Note 11, "Notes Payable and Borrowings Under Credit Facility," for a list of certain other subsidiaries, all of which are consolidated in our financial statements and were formed primarily for the purpose of obtaining secured debt or joint venture financing.

SEGMENTS

Our assets and operations consisted of four investment segments at December 31, 2004, as follows:

- Office Segment;
- Resort/Hotel Segment;
- Residential Development Segment; and
- Temperature-Controlled Logistics Segment.

Within these segments, we owned in whole or in part the following operating real estate assets, which we refer to as the Properties, as of December 31, 2004:

- ***Office Segment*** consisted of 78 office properties, which we refer to as the Office Properties, located in 29 metropolitan submarkets in eight states, with an aggregate of approximately 31.6 million net rentable square feet. Fifty-seven of the Office Properties are wholly-owned and twenty-one are owned through joint ventures, two of which are consolidated and nineteen of which are unconsolidated.
- ***Resort/Hotel Segment*** consisted of five luxury and destination fitness resorts and spas with a total of 1,036 rooms/guest nights and three upscale business-class hotel properties with a total of 1,376 rooms, which we refer to as the Resort/Hotel Properties. Seven of the Resort/Hotel Properties are wholly-owned and one is owned through a joint venture that is consolidated.
- ***Residential Development Segment*** consisted of our ownership of common stock representing interests of 98% to 100% in four residential development corporations. These Residential Development Corporations, through partnership arrangements, owned in whole or in part 23 upscale residential development properties, which we refer to as the Residential Development Properties.
- ***The Temperature-Controlled Logistics Segment*** consisted of our 31.7% interest in AmeriCold Realty Trust, or AmeriCold, a REIT. As of December 31, 2004, AmeriCold operated 103 facilities, of which 87 were wholly-owned, one was partially-owned and fifteen were managed for outside owners. The 88 owned facilities, which we refer to as the Temperature-Controlled Logistics Properties, had an aggregate of approximately 443.7 million cubic feet (17.6 million square feet) of warehouse space. AmeriCold also owned two quarries and the related land. We account for our interest in AmeriCold as an unconsolidated equity investment.

The in-place lease values and customer relationship values are based on management's evaluation of the specific characteristics of each customer's lease and our overall relationship with that respective customer. Characteristics considered by management in allocating these values include the nature and extent of our existing business relationships with the customer, growth prospects for developing new business with the customer, the customer's credit quality and the expectation of lease renewals, among other factors. The in-place lease value and customer relationship value are both amortized to expense over the initial term of the respective leases and projected renewal periods, but in no event does the amortization period for the intangible assets exceed the remaining depreciable life of the building.

Should a tenant terminate its lease, the unamortized portion of the in-place lease value and the customer relationship value and above-market and below-market in-place lease values would be charged to expense.

Net Investments in Real Estate. Real estate, for operating properties, is carried at cost, net of accumulated depreciation. Betterments, major renovations, and certain costs directly related to the acquisition, improvements and leasing of real estate are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and Improvements	5 to 46 years
Tenant Improvements	Terms of leases, which approximates the useful life of the asset
Furniture, Fixtures and Equipment	3 to 5 years

Real Estate also includes land and capitalized project costs associated with the acquisition and the development of land, construction of residential units, amenities and facilities, interest and loan origination costs on land under development, and certain general and administrative expenses to the extent they benefit the development of land. We adhere to the accounting and reporting standards under SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" for costs associated with the acquisition, development, construction and sale of real estate projects. In addition, we capitalize interest costs as a part of the historical cost of acquiring certain assets that qualify for capitalization under SFAS No. 34, "Capitalization of Interest Cost." Our assets that qualify for accounting treatment under this pronouncement must require a period of time to prepare for their intended use, such as our land development project assets that are intended for sale or lease and constructed as discrete projects. In accordance with the authoritative guidance, the interest cost capitalized by us is the interest cost recognized on borrowings and other obligations. The amount capitalized is an allocation of the interest cost incurred during the period required to complete the asset. The interest rate for capitalization purposes is based on the rates of our outstanding borrowings.

An impairment loss is recognized on a property by property basis on Properties classified as held for use, when expected undiscounted cash flows are less than the carrying value of the property. In cases where we do not expect to recover our carrying costs on a Property, we reduce its carrying costs to fair value, and for Properties held for disposition, we reduce its carrying costs to the fair value less estimated selling costs. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we record assets held for disposition at the lower of carrying value or sales price less costs to sell. Depreciation expense is not recognized on Properties classified as held for disposition.

Concentration of Real Estate Investments. Our Office Properties are located primarily in the Dallas and Houston, Texas, metropolitan areas. As of December 31, 2004, our Office Properties in Dallas and Houston represented an aggregate of approximately 69% of our office portfolio based on total net rentable square feet. As a result of this geographic concentration, our operations could be adversely affected by a recession or general economic downturn in the areas where these Properties are located.

Cash and Cash Equivalents. We consider all highly liquid investments with an original maturity of 90 days or less to be cash and cash equivalents.

Restricted Cash and Cash Equivalents. Restricted cash includes escrows established pursuant to certain mortgage financing arrangements for real estate taxes, insurance, security deposits, ground lease expenditures, capital expenditures and capital requirements related to cash flow hedges.

Allowance for Doubtful Accounts. Accounts receivable are carried at outstanding principal and are reduced by an allowance for amounts that may become uncollectible in the future. Our accounts receivable balance consists of rents and operating cost recoveries due from office tenants, receivables associated with club memberships at our Residential Development Properties and guest receivables at our Resort/Hotel Properties. We also maintain an allowance for deferred rent receivables, which arise from the straight-lining of rents as necessary. The allowance for doubtful accounts is reviewed at least quarterly for adequacy by reviewing such factors as the credit quality of our tenants or members, any delinquency in payment, historical trends and current economic conditions. If our assumptions regarding the collectibility of accounts receivable prove incorrect, we could experience write-offs in excess of the allowance for doubtful accounts, which would result in a decrease in our earnings.

Investments in Unconsolidated Companies. Investments in unconsolidated joint ventures and companies are recorded initially at cost and subsequently adjusted for equity in earnings and cash contributions and distributions. We also recognize an impairment loss on an investment by investment basis when the fair value of an investment experiences a non-temporary decline below the carrying value. See Note 9, "Investment in Unconsolidated Companies" for a table that lists our ownership in significant unconsolidated joint ventures and investments as of December 31, 2004.

Upon the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, AmeriCold compared the fair value of Temperature-Controlled Logistics Properties based on discounted cash flows to the carrying value of Temperature-Controlled Logistics Properties and the related goodwill. Based on this test, the fair value did not exceed its carrying value, and the second step of the impairment test was performed to measure the impairment loss. The second step compared the implied fair value of goodwill with the carrying amounts of goodwill which exceeded the fair value on January 1, 2002. As a result, we recognized a goodwill impairment charge of approximately $9.2 million, net of minority interest, due to the initial application of this statement. This charge was reported as a change in accounting principle and is included in our Consolidated Statements of Operations as a "Cumulative effect of a change in accounting principle" for the year ended December 31, 2002.

Other Assets. Other assets consist principally of leasing costs, deferred financing costs, intangible assets and marketable securities. Leasing costs are amortized on a straight-line basis during the terms of the respective leases, and unamortized leasing costs are written off upon early termination of lease agreements. Deferred financing costs are amortized on a straight-line basis (when it approximates the effective interest method) over the shorter of the expected lives or the terms of the respective loans. The effective interest method is used to amortize deferred financing costs on loans where the straight-line basis does not approximate the effective interest method, over the terms of the respective loans.

Intangible assets, which include memberships, trademarks, water rights and net intangible leases created by SFAS No. 141, "Business Combinations," are amortized and reviewed annually for impairment. Upon the formation of Desert Mountain Properties, L.P. in August 1997, the partnership allocated a portion of the fair value of its assets of Desert Mountain to the remaining club memberships and recorded the amount as an intangible asset. Upon the conveyance of a pipeline from Desert Mountain to the local government, we reclassified the fair value of the water pipeline from land improvements into an intangible asset, or water rights.

Marketable securities are considered either available-for-sale, trading or held-to-maturity, in accordance with SFAS No. 115. Realized gains or losses on sale of securities are recorded based on specific identification. Available-for-sale securities are marked to market value on a monthly basis with the corresponding unrealized gains and losses included in accumulated other comprehensive income. Trading securities are marked to market on a monthly basis with the unrealized gains and losses included in earnings. Held-to-maturity securities are carried at amortized cost. Held-to-maturity securities consists of U.S. Treasury and government sponsored agency securities purchased in-substance to defease debt, and are included in the "Defeasance investments" line. When a decline in the fair value of marketable securities is determined to be other than temporary, the cost basis is written down to fair value and the amount of the write-down is included in earnings for the applicable period. Investments in securities with no readily determinable market value are reported at cost, as they are not considered marketable under SFAS No. 115.

Fair Value of Financial Instruments. The carrying values of cash and cash equivalents, restricted cash and cash equivalents, short-term investments, accounts receivable, deferred rent receivable, notes receivable, other assets, accounts payable and other liabilities are reasonable estimates of their fair values. The fair value of our defeasance investments was approximately $173.7 million as of December 31, 2004. The fair value of our notes payable is most sensitive to fluctuations in interest rates. Since our $599.7 million in variable rate debt changes with these changes in interest rates, it also approximates the fair market value of the underlying debt. We reduce the variability in future cash flows by maintaining a sizable portion of debt with fixed payment characteristics. Although the cash flow to or from us does not change, the fair value of the $1.6 billion in fixed rate debt, based upon current interest rates for similar debt instruments with similar payment terms and expected payoff dates, would be approximately $1.7 billion as of December 31, 2004. Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2004.

Derivative Financial Instruments. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks. Derivative financial instruments are used to convert a portion of our variable rate debt to fixed rate debt and to manage our fixed to variable rate debt ratio.

To accomplish this objective, we primarily use interest rate swaps as part of our cash flow hedging strategy. Interest rate swaps designated as cash flow hedges are entered into to achieve a fixed interest rate on variable rate debt.

We measure our derivative instruments and hedging activities at fair value and record them as an asset or liability, depending on our rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged items are recorded in earnings. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedges and ineffective portions of hedges are recognized in earnings in the affected period. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction.

As of December 31, 2004, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. We do not use derivatives for trading or speculative purposes.

At December 31, 2004, derivatives with a negative fair value of $2.0 million were included in "Accounts payable, accrued expenses and other liabilities." The change in net unrealized gains of $11.8 million in 2004 for derivatives designated as cash flow hedges is separately disclosed in the Consolidated Statements of Shareholders' Equity.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on our variable rate debt. The change in net unrealized gains/losses on cash flow hedges reflects the recognition of $10.1 million of net unrealized losses from other comprehensive income to interest expense during 2004. We estimate that during 2005 an additional $2.0 million of unrealized losses will be recognized as interest expense.

Gain recognition on sale of real estate assets. We perform evaluations of each real estate sale to determine if full gain recognition is appropriate in accordance with SFAS No. 66, "Accounting for Sales of Real Estate." The application of SFAS No. 66 can be complex and requires us to make assumptions including an assessment of whether the risks and rewards of ownership have been transferred, the extent of the purchaser's investment in the property being sold, whether our receivables, if any, related to the sale are collectible and are subject to subordination, and the degree of our continuing involvement with the real estate asset after the sale. If full gain recognition is not appropriate, we account for the sale under an appropriate deferral method.

Revenue Recognition – Office Properties. As a lessor, we have retained substantially all of the risks and benefits of ownership of the Office Properties and account for our leases as operating leases. Income on leases, which includes scheduled increases in rental rates during the lease term and/or abated rent payments for various periods following the tenant's lease commencement date, is recognized on a straight-line basis. Deferred rent receivable represents the excess of rental revenue recognized on a straight-line basis over cash received pursuant to the applicable lease provisions. Office Property leases generally provide for the reimbursement of annual increases in operating expenses above base year operating expenses ("excess operating expenses"), payable to us in equal installments throughout the year based on estimated increases. Any differences between the estimated increase and actual amounts incurred are adjusted at year end.

Revenue Recognition – Resort/Hotel Properties. On February 14, 2002, we executed an agreement with Crescent Operating, Inc., or COPI, pursuant to which COPI transferred to subsidiaries of ours, in lieu of foreclosure, COPI's lessee interests in the eight Resort/Hotel Properties previously leased to COPI. See Note 21, "COPI." For all of the Resort/Hotel Properties, except the Omni Austin Hotel, during the period from February 14, 2002 to December 31, 2004, we recognized revenues for room sales and guest nights and revenues from guest services whenever rooms were occupied and services had been rendered. Lease revenue is recognized for the Omni Austin Hotel. Prior to February 14, 2002, we recognized base rental income from leases on the properties on a straight-line basis over the terms of the respective leases.

Revenue Recognition – Residential Development Properties. We use the accrual method to recognize revenue from the sale of Residential Development Properties when a third-party buyer has made an adequate cash down payment and has attained the attributes of ownership. If a sale does not qualify for the accrual method of recognition, deferral methods are used as appropriate including the percentage-of-completion method. In certain cases, when we receive an inadequate cash down payment and take a promissory note for the balance of the sales price, revenue recognition is deferred until such time as sufficient cash is received to meet minimum down payment requirements. The cost of residential property sold is defined based on the type of product being purchased. The cost of sales for residential lots is generally determined as a specific percentage of the sales revenues recognized for each Residential Development project. The percentages are based on total estimated development costs and sales revenue for each Residential Development project. These estimates are revised annually and are based on the then-current development strategy and operating assumptions utilizing internally developed projections for product type, revenue and related development costs. The cost of sales for residential units (such as townhomes and condominiums) is determined using the relative sales value method. If the residential unit has been sold prior to the completion of infrastructure cost, and those uncompleted costs are not significant in relation to total costs, the full accrual method is utilized. Under this method, 100% of the revenue is recognized, and a commitment liability is established to reflect the allocated estimated future costs to complete the residential unit. If our estimates of costs or the percentage of completion is incorrect, it could result in either an increase or decrease in cost of sales expense or revenue recognized and therefore, an increase or decrease in net income.

At our golf clubs, members are expected to pay an advance initiation fee or refundable deposit upon their acceptance as a member to the club. These initiation fees and deposits vary in amount based on a variety of factors such as the supply and demand for our services in each particular market, number of golf courses and breadth of amenities available to the members, and the prestige of having the right to membership of the club. A significant portion of our initiation fees are deferred equity memberships which are recorded as deferred revenue when sold and recognized as membership fee revenue on a straight-line basis over the number of months remaining until the turnover date of the club to the members. Refundable deposits relate to the non-equity membership portion of each membership sold which will be refunded upon resignation by the member and upon reissuance of the membership, or at the termination of the membership as provided by the membership agreement. The refundable deposit is not recorded as revenue but rather as a liability due to the refundable nature of the deposit. The deferred revenue and refundable deposits, net of related deferred expenses, are presented in our Consolidated Balance Sheets in Accounts payable, accrued expenses, and other liabilities.

Income Taxes. We have elected to be taxed as a REIT under Sections 856 through 860 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and operate in a manner intended to enable us to continue to qualify as a REIT. As a REIT, we generally will not be subject to corporate federal income tax on net income that we currently distribute to our shareholders, provided that we satisfy certain organizational and operational requirements including the requirement to distribute at least 90% of our REIT taxable income to our shareholders each year. Accordingly, we do not believe we will be liable for federal income taxes on our REIT taxable income or state income taxes in most of the states in which we operate.

We have elected to treat certain of our corporate subsidiaries as taxable REIT subsidiaries, each of which we refer to as a TRS. In general, a TRS may perform additional services for tenants and generally may engage in any real estate or non-real estate business (except for the operation or management of health care facilities or lodging facilities or the provision to any person, under a franchise, license or otherwise, of rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax, state and local taxes.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation. Effective January 1, 2003, we adopted the fair value expense recognition provisions of SFAS No. 123 on a prospective basis as permitted by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which requires that the fair value of stock options at the date of grant be amortized ratably into expense over the appropriate vesting period. During the year ended December 31, 2004, we granted stock options and recognized compensation expense that was not significant to our results of operations. With respect to our stock options which were granted prior to 2003, we accounted for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, and related Interpretations. Had compensation cost been determined based on the fair value at the grant dates for awards under the Plans consistent with SFAS No. 123, our net income (loss) and earnings (loss) per share would have been reduced to the following pro forma amounts:

	FOR THE YEARS ENDED DECEMBER 31,		
(in thousands, except per share amounts)	**2004**	**2003**	**2002**
Net income (loss) available to common shareholders, as reported	**$141,138**	$ (278)	$65,959
Add: Stock–based employee compensation expense included in reported net income	**2,340**	1,188	–
Deduct: total stock–based employee compensation expense determined under fair value based method for all awards, net of minority interest	**(4,270)**	(2,916)	(4,318)
Pro forma net income (loss) available to common shareholders	**$139,208**	$(2,006)	$61,641
Earnings (loss) per share:			
Basic – as reported	**$ 1.43**	$ –	$ 0.63
Basic – pro forma	**$ 1.41**	$ (0.02)	$ 0.60
Diluted – as reported	**$ 1.42**	$ –	$ 0.63
Diluted – pro forma	**$ 1.40**	$ (0.02)	$ 0.59

Earnings Per Share. SFAS No. 128, "Earnings Per Share," or EPS, specifies the computation, presentation and disclosure requirements for earnings per share.

Basic EPS is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, where such exercise or conversion would result in a lower EPS amount. We present both basic and diluted earnings per share.

The following table presents a reconciliation for the years ended December 31, 2004, 2003 and 2002 of basic and diluted earnings per share from "Income before discontinued operations and cumulative effect of a change in accounting principle" to "Net income (loss) available to common shareholders." The table also includes weighted average shares on a basic and diluted basis.

	FOR THE YEARS ENDED DECEMBER 31,								
	2004			2003			2002		
(in thousands, except per share amounts)	INCOME (LOSS)	WTD. AVG. SHARES	PER SHARE AMOUNT	INCOME (LOSS)	WTD. AVG. SHARES	PER SHARE AMOUNT	INCOME (LOSS)	WTD. AVG. SHARES	PER SHARE AMOUNT
Basic EPS –									
Income before discontinued operations and cumulative effect of a change in accounting principle	**$165,004**	**99,025**		$ 28,448	98,886		$63,079	103,528	
Series A Preferred Share distributions	**(23,723)**			(18,225)			(16,702)		
Series B Preferred Share distributions	**(8,075)**			(8,075)			(5,047)		
Income available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$133,206**	**99,025**	**$ 1.35**	$ 2,148	98,886	$ 0.03	$41,330	103,528	$ 0.39
Income from discontinued operations, net of minority interests	**10,221**		**0.10**	12,339		0.12	27,527		0.27
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**(2,978)**		**(0.03)**	(25,052)		(0.25)	(4,123)		(0.04)
Gain on real estate from discontinued operations, net of minority interests	**1,052**		**0.01**	10,287		0.10	10,397		0.10
Cumulative effect of a change in accounting principle, net of minority interests	**(363)**		**–**	–		–	(9,172)		(0.09)
Net income (loss) available to common shareholders	**$141,138**	**99,025**	**$ 1.43**	$ (278)	98,886	$ –	$65,959	103,528	$ 0.63

(in thousands, except per share amounts)	FOR THE YEARS ENDED DECEMBER 31, 2004			2003			2002		
	INCOME (LOSS)	WTD. AVG. SHARES	PER SHARE AMOUNT	INCOME (LOSS)	WTD. AVG. SHARES	PER SHARE AMOUNT	INCOME (LOSS)	WTD. AVG. SHARES	PER SHARE AMOUNT
Diluted EPS									
Income before discontinued operations and cumulative effect of a change in accounting principle	**$165,004**	**99,025**		$ 28,448	98,886		$ 63,079	103,528	
Series A Preferred Share distributions	**(23,723)**			(18,225)			(16,702)		
Series B Preferred Share distributions	**(8,075)**			(8,075)			(5,047)		
Effect of dilutive securities									
Additional common shares relating to:									
Share and unit options		**219**			42			203	
Income available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	**$133,206**	**99,244**	**$1.34**	$ 2,148	98,928	$0 .03	$ 41,330	103,731	$ 0.39
Income from discontinued operations, net of minority interests	**10,221**		**0.10**	12,339		0.12	27,527		0.27
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**(2,978)**		**(0.03)**	(25,052)		(0.25)	(4,123)		(0.04)
Gain on real estate from discontinued operations, net of minority interests	**1,052**		**0.01**	10,287		0.10	10,397		0.10
Cumulative effect of a change in accounting principle, net of minority interests	**(363)**		**–**	–		–	(9,172)		(0.09)
Net income (loss) available to common shareholders	**$141,138**	**99,244**	**$1.42**	$ (278)	98,928	$ –	$ 65,959	103,731	$ 0.63

The effect of the conversion of the Series A Convertible Cumulative Preferred Shares or the convertible Operating Partnership units are not included in the computation of Diluted EPS for the years ended December 31, 2004, 2003 and 2002, since the effect of the conversions are antidilutive.

SUPPLEMENTAL DISCLOSURE TO STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,		
(in thousands)	2004	2003	2002
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid on debt	**$ 171,520**	$153,916	$ 146,150
Interest capitalized – Office	**–**	–	317
Interest capitalized – Resort/Hotel	**294**	34	–
Interest capitalized – Residential Development	**15,556**	18,233	16,667
Additional interest paid in conjunction with cash flow hedges	**8,713**	19,278	24,125
Total interest paid	**$ 196,083**	$191,461	$ 187,259
Cash paid (received) for income taxes	**$ 8,364**	$ (7,215)	$ 10,200
SUPPLEMENTAL SCHEDULE OF NON CASH ACTIVITIES:			
Assumption of debt in conjunction with acquisitions of Office Property	**$ 139,807**	$ 48,713	$ –
Financed sale of land parcel	**4,878**	11,800	7,520
Financed purchase of land parcel	**7,500**	–	–
SUPPLEMENTAL SCHEDULE OF 2004 CONSOLIDATION OF ELIJAH, 2003 CONSOLIDATIONS OF DBL, MVDC, HADC AND GDW AND THE 2002 TRANSFER OF ASSETS AND ASSUMPTION OF LIABILITIES PURSUANT TO THE FEBRUARY 14, 2002 AGREEMENT WITH COPI:			
Net investment in real estate	**$ –**	$ (40,178)	$(570,175)
Restricted cash and cash equivalents	**–**	–	(3,968)
Accounts receivable, net	**(848)**	(3,067)	(23,338)
Investments in unconsolidated companies	**(2,478)**	33,123	309,103
Notes receivable, net	**4,363**	(25)	29,816
Income tax asset – current and deferred, net	**(274)**	(3,564)	(21,784)
Other assets, net	**–**	(820)	(63,263)
Notes payable	**–**	312	129,157
Accounts payable, accrued expenses and other liabilities	**–**	14,047	201,159
Minority interest – consolidated real estate partnerships	**(140)**	11,746	51,519
Other comprehensive income, net of tax	**139**	–	–
Cumulative effect of a change in accounting principle	**(428)**	–	–
Increase in cash	**$ 334**	$ 11,574	$ 38,226

3. SEGMENT REPORTING

For purposes of segment reporting as defined in SFAS No. 131, we have four major investment segments based on property type: the Office Segment; the Resort/Hotel Segment; the Residential Development Segment; and the Temperature-Controlled Logistics Segment. Management utilizes this segment structure for making operating decisions and assessing performance.

We use funds from operations, or FFO, as the measure of segment profit or loss. FFO, as used in this document, is based on the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, and means:

» Net Income (Loss) – determined in accordance with GAAP;
» excluding gains (losses) from sales of depreciable operating property;
» excluding extraordinary items (as defined by GAAP);
» plus depreciation and amortization of real estate assets; and
» after adjustments for unconsolidated partnerships and joint ventures.

We calculate FFO available to common shareholders – diluted – NAREIT definition in the same manner, except that Net Income (Loss) is replaced by Net Income (Loss) Available to Common Shareholders and we include the effect of Operating Partnership unitholder minority interests.

NAREIT developed FFO as a relative measure of performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. We consider FFO available to common shareholders – diluted – NAREIT definition and FFO appropriate measures of performance for an equity REIT and for its investment segments. However, FFO available to common shareholders – diluted – NAREIT definition and FFO should not be considered as alternatives to net income determined in accordance with GAAP as an indication of our operating performance.

Our measures of FFO available to common shareholders – diluted – NAREIT definition and FFO may not be comparable to similarly titled measures of other REITs if those REITs apply the definition of FFO in a different manner than we apply it. We calculate Adjusted FFO available to common shareholders – diluted by excluding the effect of impairment charges related to real estate assets and the effect of extinguishment of debt expense related to real estate asset sales.

Selected financial information related to each segment for the three years ended December 31, 2004, 2003, and 2002, and total assets, consolidated property level financing, consolidated other liabilities, and minority interests for each of the segments at December 31, 2004 and 2003, are presented in the following tables:

Selected Financial Information:

(in thousands)	FOR THE YEAR ENDED DECEMBER 31, 2004 OFFICE SEGMENT[1]	RESORT/HOTEL SEGMENT	RESIDENTIAL DEVELOPMENT SEGMENT[2]	TEMPERATURE-CONTROLLED LOGISTICS SEGMENT	CORPORATE AND OTHER[3]	TOTAL
Total Property revenue	$ 484,049	$183,515	$311,197	$ –	$ –	$ 978,761
Total Property expense	234,359	155,812	271,819	–	–	661,990
Income from Property Operations	$ 249,690	$ 27,703	$ 39,378	$ –	$ –	$ 316,771
Total other income (expense)	147,501	(23,867)	(17,826)	6,153[4]	(239,454)	(127,493)
Minority interests and income taxes	(1,788)	8,165	(703)	–	(29,948)	(24,274)
Discontinued operations – income, gain on real estate and impairment charges related to real estate assets, net of minority interests	(2,522)	13,411	(95)	–	(2,499)	8,295
Cumulative effect of a change in accounting principle, net of minority interests	–	–	–	–	(363)	(363)
Net income (loss)	$ 392,881	$ 25,412	$ 20,754	$ 6,153	$(272,264)	$ 172,936
Depreciation and amortization of real estate assets	$ 124,858	$ 23,775	$ 8,078	$ –	$ 55	$ 156,766
(Gain) loss on property sales, net	(263,363)	(4,209)	115	–	404	(267,053)
Extinguishment of debt related to real estate assets	–	–	–	–	39,121	39,121
Impairment charges related to real estate assets	2,852	–	2,497	–	659	6,008
Adjustments for investment in unconsolidated companies	11,601	–	(228)	24,873[5]	–	36,246
Unitholder minority interest	–	–	–	–	30,950	30,950
Series A Preferred share distributions	–	–	–	–	(23,723)	(23,723)
Series B Preferred share distributions	–	–	–	–	(8,075)	(8,075)
Adjustments to reconcile net income (loss) to funds from operations available to common shareholders – diluted	$(124,052)	$ 19,566	$ 10,462	$24,873	$ 39,391	$ (29,760)
Adjusted funds from operations available to common shareholders – diluted	$ 268,829	$ 44,978	$ 31,216	$31,026	$(232,873)	$ 143,176
Impairment charges related to real estate assets	(2,852)	–	(2,497)	(2,324)	(659)	(8,332)
Extinguishment of debt related to real estate asset sales	–	–	–	–	(39,121)	(39,121)
Funds from operations available to common shareholders – diluted – NAREIT definition	$ 265,977	$ 44,978	$ 28,719	$28,702	$(272,653)	$ 95,723

See footnotes to the following table.

(in millions)	OFFICE SEGMENT	RESORT/HOTEL SEGMENT	RESIDENTIAL DEVELOPMENT SEGMENT[6]	TEMPERATURE-CONTROLLED LOGISTICS SEGMENT	CORPORATE AND OTHER	TOTAL
TOTAL ASSETS BY SEGMENT:[7]						
Balance at December 31, 2004[8]	**$2,142**	**$ 469**	**$ 821**	**$180**	**$ 426**[9]	**$ 4,038**
Balance at December 31, 2003	2,503	468	707	300	336	4,314
CONSOLIDATED PROPERTY LEVEL FINANCING:						
Balance at December 31, 2004	**(942)**	**(111)**	**(84)**	**-**	**(1,015)**[10]	**(2,152)**
Balance at December 31, 2003	(1,459)	(138)	(88)	-	(874)[10]	(2,559)
CONSOLIDATED OTHER LIABILITIES:						
Balance at December 31, 2004	**(108)**	**(47)**	**(196)**	**(2)**	**(70)**	**(422)**
Balance at December 31, 2003	(120)	(27)	(109)	-	(122)	(378)
MINORITY INTERESTS:						
Balance at December 31, 2004	**(9)**	**(7)**	**(34)**	**-**	**(113)**	**(163)**
Balance at December 31, 2003	(9)	(7)	(31)	-	(109)	(156)

1 The property revenue includes lease termination fees (net of the write-off of deferred rent receivables) of approximately $9.0 million, $9.7 million, and $16.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

2 We sold our interest in The Woodlands Land Development Company, L.P. on December 31, 2003.

3 For purposes of this Note, Corporate and Other includes the total of: income from investment land sales, net, interest and other income, corporate general and administrative expense, interest expense, amortization of deferred financing costs, extinguishment of debt, other expenses, and equity in net income of unconsolidated companies-other.

4 Includes the net gain of approximately $12.3 million from the sale of a 20.7% interest in AmeriCold to The Yucaipa Companies.

5 Excludes impairment charges related to real estate assets of $2.3 million for the year ended 2004.

6 Our net book value for the Residential Development Segment includes total assets, consolidated property level financing, consolidated other liabilities and minority interest totaling $507 million at December 31, 2004. The primary components of net book value are $351 million for CRDI, consisting of Tahoe Mountain Resort properties of $230 million, Denver development properties of $45 million and Colorado Mountain development properties of $76 million, $113 million for Desert Mountain and $43 million for other land development properties.

7 Total assets by segment are inclusive of investments in unconsolidated companies.

8 Non-income producing land held for investment or development of $67.5 million by segment is as follows: Corporate $60.5 million and Resort/Hotel $7.0 million.

9 Includes U.S. Treasury and government sponsored agency securities of $175.9 million.

10 Inclusive of Corporate bonds, credit facility, the $75 million Fleet Term Loan, the $7.5 million Rouse Company Note, the $157.5 million Funding II defeased debt and $7.7 million of Canyon Ranch-Lenox defeased debt.

4. ACQUISITIONS

ASSET ACQUISITIONS

The following table summarizes the office acquisitions that we made during the years ended December 31, 2004 and 2003:

(in millions)

DATE	PROPERTY	LOCATION	PURCHASE PRICE
2004			
Jan – May 2004	Hughes Center – Six Class A Office Properties, Seven Retail Parcels and 12.85 acres undeveloped land	Las Vegas, Nevada	**$203.6**[1,2]
March 31, 2004	Dupont Centre – Class A Office Property	Irvine, California	**54.3**[3]
August 6, 2004	The Alhambra – Two Class A Office Properties	Miami, Florida	**72.3**[4]
December 15, 2004	One Live Oak – Class A Office Property	Atlanta, Georgia	**31.0**[5]
December 21, 2004	1301 McKinney St. – Class A Office Property	Houston, Texas	**101.0**[6]
December 29, 2004	Peakview Tower – Class A Office Property	Denver, Colorado	**47.5**[5]
2003			
August 26, 2003	The Colonnade – Class A Office Property	Miami, Florida	51.4[7]
December 31, 2003	Hughes Center – Two Class A Office Properties & Two Retail Parcels	Las Vegas, Nevada	38.9[8]

1 The acquisition of the Office Properties was funded by the assumption of $85.4 million in mortgage loans and a portion of proceeds from the 2003 sale of the Woodlands entities. One of the Office Properties is owned through a joint venture in which we own a 67% interest. The remaining Office Properties are wholly-owned.

2 The acquisition of two tracts of undeveloped land was funded by a $7.5 million loan from the Rouse Company and a draw on our credit facility. The properties are wholly-owned.

3 The acquisition was funded by a draw on our credit facility. We subsequently placed a $35.5 million non-recourse first mortgage loan on the Property. The property is wholly-owned.

4 The acquisition was funded by the assumption of a $45.0 million loan from Wachovia Securities and a draw on our credit facility. The properties are wholly-owned.

5 The acquisition was funded by a draw on our credit facility. The property is wholly-owned.

6 The acquisition was funded by a $70.0 million loan from Morgan Stanley Mortgage Capital Inc., and a draw on our credit facility. The property is wholly-owned.

7 The acquisition was funded by the assumption of a $38.0 million loan from Bank of America and a draw on our credit facility. The property is wholly-owned.

8 The acquisition was funded by the assumption of a $9.6 million mortgage loan from The Northwestern Mutual Life Insurance Co. and a portion of the proceeds from the sale of our interests in the Woodlands entities.

OTHER REAL ESTATE INVESTMENTS

On November 9, 2004, we completed a $22.0 million mezzanine loan secured by ownership interests in an entity that owns an office property in Los Angeles, California. The loan bears interest at LIBOR plus 925 basis points (11.65% at December 31, 2004) with an interest-only term until maturity in November 2006, subject to the right of the borrower to extend the loan pursuant to four six-month extension options.

5. DISCONTINUED OPERATIONS

In accordance with SFAS No. 144, the results of operations of the assets sold or held for sale have been presented as "Income from discontinued operations, net of minority interests," gain or loss on the assets sold or held for sale have been presented as "Gain on real estate from discontinued operations, net of minority interests" and impairments on the assets sold or held for sale have been presented as "Impairment charges related to real estate assets from discontinued operations, net of minority interests" in the accompanying Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002. Minority interests for wholly-owned properties represent unitholders' share of related income, gains, losses and impairments. The carrying value of the assets held for sale has been reflected as "Properties held for disposition, net" in the accompanying Consolidated Balance Sheets as of December 31, 2004 and December 31, 2003. We consider a property as held for sale when we have entered into a sales contract which is subject to customary closing conditions.

ASSETS SOLD

OFFICE SEGMENT

The following table presents the sales of consolidated Office Properties for the years ended December 31, 2004, 2003 and 2002:

(in millions)

DATE	PROPERTY	LOCATION	NET PROCEEDS	IMPAIRMENT	NET GAIN (LOSS)
2004					
March 23, 2004	1800 West Loop South Office Property	Houston, Texas	**$ 28.2**[1]	**$ 13.9**[2]	**$ 0.2**
April 13, 2004	Liberty Plaza Office Property	Dallas, Texas	**10.8**[1]	**3.6**[2]	**(0.2)**
June 17, 2004	Ptarmigan Place Office Property	Denver, Colorado	**25.3**[3]	**0.5**[4]	**(2.0)**
June 29, 2004	Addison Tower Office Property	Dallas, Texas	**8.8**[1]	**-**	**0.2**
July 2, 2004	5050 Quorum Office Property	Dallas, Texas	**8.9**[1]	**0.8**[4]	**(0.1)**
July 29, 2004	12404 Park Central Office Property	Dallas, Texas	**9.3**[3]	**4.0**[5]	**-**
2003					
December 15, 2003	Las Colinas Plaza	Dallas, Texas	20.6	–	14.5
December 31, 2003	Woodlands Office Properties	Houston, Texas[6]	15.0	–	(2.3)
2002					
January 18, 2002	Cedar Springs Plaza	Dallas, Texas	12.0	–	4.5
May 29, 2002	Woodlands Office Properties	Houston, Texas[7]	3.2	–	1.9
August 1, 2002	6225 North 24th Street	Phoenix, Arizona	8.8	–	1.3
September 20, 2002	Reverchon Plaza	Dallas, Texas	29.2	–	0.5
December 31, 2002	Woodlands Office Properties	Houston, Texas[7]	4.8[8]	–	3.6

1 Proceeds were used primarily to pay down our credit facility.
2 Impairment was recognized during the year ended December 31, 2003.
3 Proceeds were used to pay down a portion of our Bank of America Fund XII Term Loan.
4 Impairment was recognized during the year ended December 31, 2004.
5 Of the $4.0 million in impairment recorded, $2.9 million was recorded during the year ended December 31, 2003 and $1.1 million was recorded during the year ended December 31, 2004.
6 The sale included our four remaining Office Properties in The Woodlands. These properties were held through Woodlands Office Equities – '95 Limited Partnership, or WOE, which was owned 75% by us and 25% by the Woodlands Commercial Properties Company, L.P.
7 This sale included two Office Properties held through WOE.
8 This sale also generated a note receivable in the amount of $10.6 million. The interest rate on the note was 7.5% and all principal and accrued interest was received on February 19, 2003.

BEHAVIORAL HEALTHCARE PROPERTY

See Note 22, "Behavioral Healthcare Properties," for information on the dispositions of these properties.

RESORT / HOTEL SEGMENT

On October 19, 2004, we completed the sale of the Hyatt Regency Hotel in Albuquerque, New Mexico. The sale generated proceeds, net of selling costs, of $32.2 million and a net gain of $3.6 million, net of minority interests. This property was wholly-owned. The proceeds were used to pay down $26.0 million of our Bank of America Fund XII Term Loan and the remainder was used to pay down our credit facility.

RESIDENTIAL DEVELOPMENT SEGMENT

On September 14, 2004, we completed the sale of the Breckenridge Commercial Retail Center in Breckenridge, Colorado. The sale generated proceeds, net of selling costs and repayment of debt, of $1.5 million, and a net loss of $0.1 million, net of minority interests and income tax. We previously recorded an impairment charge of approximately $0.7 million, net of minority interests and income tax, during the year ended December 2003. The proceeds from the sale were used primarily to pay down our credit facility.

On December 31, 2002, CRDI, a consolidated subsidiary, completed the sale of its 50% interest in two Colorado transportation companies, EWRT I and EWRT II, to an affiliate of CRDI business partners for $7.0 million, consisting of $1.4 million in cash and a $5.6 million note receivable. The note bears interest at 7.0% payable quarterly beginning August 1, 2005 and maturing May 1, 2008. We recognized a $1.4 million gain, after tax, related to the sale of these companies.

ASSETS HELD FOR SALE

The following Properties were classified as held for sale as of December 31, 2004.

PROPERTY	LOCATION
Albuquerque Plaza[1]	Albuquerque, New Mexico
Denver Marriott City Center	Denver, Colorado

1 This property was sold in February 2005.

SUMMARY OF ASSETS HELD FOR SALE

The following table indicates the major classes of assets of the Properties held for sale as of the years ended December 31, 2004, and 2003.

(in thousands)	DECEMBER 31, 2004[1]	DECEMBER 31, 2003[2]
Land	**$ 101**	$ 13,924
Buildings and improvements	**93,383**	241,587
Furniture, fixtures and equipment	**13,854**	18,822
Accumulated depreciation	**(27,714)**	(60,323)
Other assets, net	**2,117**	6,000
Net investment in real estate	**$ 81,741**	$220,010

1 Includes one Office Property, one Resort/Hotel Property and other assets.
2 Includes seven Office Properties, two Resort/Hotel Properties, one behavioral healthcare property and other assets.

The following tables present revenues, operating and other expenses, depreciation and amortization, unitholder minority interests, gain on sale of properties and impairments of real estate for the years ended December 31, 2004, 2003 and 2002, for properties included in discontinued operations.

(in thousands)	2004	2003	2002
Total revenues	**$ 58,360**	$ 87,989	$115,756
Operating and other expenses	**(42,980)**	(56,605)	(67,589)
Depreciation and amortization	**(3,330)**	(16,830)	(16,918)
Unitholder minority interests	**(1,829)**	(2,215)	(3,722)
Income from discontinued operations, net of minority interests	**$ 10,221**	$ 12,339	$ 27,527

(in thousands)	2004	2003	2002
Realized gain on sale of properties	**$ 1,241**	$ 12,134	$ 11,803
Unitholder minority interests	**(189)**	(1,847)	(1,406)
Gain on real estate from discontinued operations, net of minority interests	**$ 1,052**	$ 10,287	$ 10,397

(in thousands)	2004	2003	2002
Impairment charges related to real estate assets	**$ (3,511)**	$(29,549)	$ (4,679)
Unitholder minority interests	**533**	4,497	556
Impairment charges related to real estate assets from discontinued operations, net of minority interests	**$ (2,978)**	$ (25,052)	$ (4,123)

6. OTHER DISPOSITIONS

The gains and losses for consolidated asset dispositions during the years ended December 31, 2004, 2003 and 2002, listed in this Note did not meet the criteria which would require reporting under SFAS No. 144. Accordingly, the related gains and losses from these consolidated asset dispositions are included in income before discontinued operations and cumulative effect of a change in accounting principle.

The gains and losses for all unconsolidated asset dispositions result in an increase or decrease in the "Equity in net income (loss) of unconsolidated companies," which is reflected in our Consolidated Statements of Operations.

UNDEVELOPED LAND SALES

The following table presents the significant dispositions of undeveloped land for the years ended December 31, 2004, 2003 and 2002 including location of the land, the acreage, net proceeds received, and net gain on sale included in the "Income from investment land sales, net" line item in the Consolidated Statements of Operations.

(dollars in millions)

DATE	LOCATION	ACREAGE	NET PROCEEDS	NET GAIN (LOSS)
2004				
June 17, 2004	Denver, Colorado	**3.0**	**$ 2.9**	**$ 0.9**
August 16, 2004	Houston, Texas	**2.5**	**6.4**[1]	**7.6**
November 12, 2004	Monterey, California	**72.7**	**1.0**	**0.7**
December 17, 2004	Houston, Texas	**5.3**	**22.3**	**8.3**
December 23, 2004	Houston, Texas	**5.7**	**4.0**	**1.4**
2003				
April 24, 2003	Dallas, Texas	0.5	0.3	0.3
May 15, 2003	Coppell, Texas	24.8	3.0	1.1
June 27, 2003	Houston, Texas	3.5	2.1[2]	8.9
September 30, 2003	Houston, Texas	3.1	5.3	2.8
2002				
September 30, 2002	Tucson, Arizona	30.0	1.9[3]	5.5
September 30, 2002	Washington, D.C.	1.4	15.1	0.1[4]
December 31, 2002[5]	Houston, Texas	5.5	33.1	15.1
December 31, 2002	Houston, Texas	3.1	5.2	2.0

1 In addition to the $6.4 million net cash proceeds, we also received a note receivable of $5.6 million. The note provides for payments of principal of $0.5 million due in December 2004, annual installments of $1.0 million each due beginning August 2005 through August 2008, and $1.1 million due at maturity in August 2009 and does not bear interest.

2 This sale also generated a note receivable in the amount of $11.8 million, with annual installments of principal and interest payments beginning June 27, 2004, through maturity on June 27, 2010. The principal payment amounts are calculated based upon a 20-year amortization and the interest rate is 4% for the first two years and thereafter the prime rate, as defined in the note, through maturity.

3 In addition to the $1.9 million net cash proceeds, we also received a promissory note for $7.5 million with an interest rate of 6.5%, payable quarterly and maturing on October 1, 2007, of which $5.6 million was outstanding at December 31, 2004. In addition, we have a $2.4 million construction loan with the purchaser of the land, which is secured by nine developed lots and a $0.4 million letter of credit. As of December 31, 2004, approximately $1.2 million was outstanding under this loan.

4 We recorded a $1.0 million impairment during the year ended December 31, 2002, on this parcel of undeveloped land.

5 Under the terms of the purchase and sale contract, the purchaser has options to purchase two additional parcels of undeveloped land from us. The first parcel is comprised of approximately 3.47 acres and has a purchase option closing deadline of June 2005. Under the terms of the contract, we are leasing this parcel to the purchaser from December 2002 through June 2005. The purchase option closing deadline for the second parcel of approximately 1.59 acres is June 2007.

OFFICE SEGMENT

FOUNTAIN PLACE TRANSACTION

On June 28, 2004, we completed a transaction related to the Fountain Place Office Property with Crescent FP Investors, L.P., which we refer to as FP Investors, a limited partnership that was owned 99.9% by LB FP L.L.C., an affiliate of Lehman Brothers Holding, Inc., (we refer to the affiliate as Lehman), and 0.1% by us. In the transaction, the Fountain Place Office Property was sold to FP Investors for $168.2 million, including the assumption by FP Investors of a new $90.0 million loan from Lehman Capital. We received net proceeds of approximately $78.2 million.

Included in the terms of this transaction was a provision which provided Lehman the unconditional right to require us to purchase Lehman's interest in FP Investors for an agreed upon fair value of $79.9 million at any time until November 30, 2004. For GAAP purposes, under SFAS No. 66, this unconditional right, or contingency, results in the transaction requiring accounting associated with a financing transaction. As a result, no gain was recorded on the transaction. We paid 99.9% of the distributable funds from the Office Property to Lehman, which was recorded in the "Interest expense" line item in our Consolidated Statements of Operations. As a result of the joint venture of this property on November 23, 2004, Lehman's unconditional right to require us to repurchase Lehman's interest in FP Investors was terminated and the $79.9 million obligation was repaid. As a result of the November 23, 2004 transaction, we have determined the June 28, 2004 transaction will also be reported as a financing transaction for tax purposes.

THE WOODLANDS

During the year ended December 31, 2002, The Woodlands Commercial Properties Company, L.P., an unconsolidated company, or Woodlands CPC, sold three office properties and its 50% interest in one industrial property located within The Woodlands, Texas. The sales generated net proceeds, after the repayment of debt, of approximately $12.1 million, of which our portion was approximately $6.4 million. The sales generated a net gain of approximately $13.5 million, of which our portion was approximately $7.1 million. The proceeds were used primarily to pay down our credit facility.

On December 19, 2002, the Woodlands CPC sold its 50% interest in the Woodlands Mall partnership located in The Woodlands, Texas. The sale generated net proceeds of approximately $38.4 million, of which our 52.5% interest was approximately $20.2 million. The net gain on the sale of the property was approximately $33.6 million, of which our portion was approximately $17.7 million. The proceeds were used primarily to pay down our credit facility.

RESIDENTIAL DEVELOPMENT SEGMENT

During the year ended December 31, 2004, the Sonoma Club was demolished in order to begin construction on a new clubhouse. Accordingly, we recorded an impairment charge of approximately $2.5 million, net of income tax, included in the "Impairment charges related to real estate assets" line item in the accompanying Consolidated Statements of Operations.

On December 31, 2003, we sold all of our interests in the Woodlands entities, to a subsidiary of the Rouse Company. The interests we sold consist of:

- a 52.5% economic interest, including a 10% earned promotional interest, in the Woodlands Land Development Company, L.P., or WLDC, the partnership through which we owned our interest in The Woodlands residential development property, and a promissory note due in 2007 in the original principal amount of $10.6 million from WLDC;
- a 75% interest in Woodlands Office Equities – '95 Limited Partnership, the partnership through which we owned our interests in four office properties located in The Woodlands;
- a 52.5% economic interest, including a 10% earned promotional interest, in Woodlands CPC; and
- a 52.5% economic interest, including a 10% earned promotional interest, in The Woodlands Operating Company, L.P.

Total consideration to us for the sale of our interests in the Woodlands entities was $387.0 million, consisting of approximately $202.8 million in cash and approximately $184.2 million in assumption of debt by the purchaser. We received approximately $18.0 million of the $202.8 million cash component prior to closing in the form of partnership distributions net of working capital adjustments. The debt represents 52.5% of the debt of the unconsolidated partnerships through which we owned our interests in the Woodlands entities. The sale resulted in a net gain of approximately $83.9 million, $49.2 million net of tax, to us. We allocated $15.0 million of the total consideration, which generated a $2.3 million net loss included in "Gain on real estate from discontinued operations, net of minority interests" in our Consolidated Statements of Operations, to the sale of our interest in Woodland's Office Equities – '95 Limited Partnership, which had four remaining office properties. These Office Properties were consolidated and included in our Office Segment and were classified as held for sale. The remaining $86.2 million gain is included in "Income from sale of investment in unconsolidated company, net" in our Consolidated Statements of Operation.

Prior to the sale on December 31, 2003, $57.5 million was included in "Investments in unconsolidated companies" on the Consolidated Balance Sheets for the unconsolidated partnerships through which we owned our interests in the Woodlands entities. The "Equity in net income (loss) of unconsolidated companies" included in our Consolidated Statements of Operations for the years ended December 31, 2003 and 2002 was $14.6 million and $52.8 million, respectively.

7. JOINT VENTURES

OFFICE SEGMENT

2004 TRANSACTIONS

On November 10, 2004, we contributed nine of our office properties to a limited partnership in which we initially had a 40% interest and a fund advised by JP Morgan Fleming Asset Management, or JPM, has a 60% interest. The office properties contributed to the partnership are The Crescent (two Office Properties) in Dallas, Texas and Houston Center (four Office Properties) and Post Oak Central (three Office Properties), both in Houston, Texas. The Office Properties were valued at $897.0 million. This transaction generated net proceeds of approximately $290.0 million after the pay off of the JP Morgan Mortgage Note, pay down of a portion of the Fleet Fund I Term Loan and defeasance of a portion of LaSalle Note I. The joint venture was accounted for as a partial sale of the Office Properties, resulting in a net gain of approximately $194.1 million. On December 23, 2004, an affiliate of General Electric Pension Fund, which we refer to as GE, purchased a 16.15% interest in the partnership from us, reducing our ownership interest to 23.85%. This transaction generated net proceeds of approximately $49.0 million and a net gain of $56.7 million. The net proceeds from both transactions were used to pay off the remaining portion of the Fleet Fund I Term Loan and pay down our credit facility. We incurred debt pre-payment penalties of approximately $35.0 million relating to the early extinguishment of the JP Morgan Mortgage Note and the partial defeasance of LaSalle Note I, which is reflected in the "Extinguishment of debt" line item in the Consolidated Statements of Operations.

On November 23, 2004, we contributed two of our office properties to a limited partnership in which we have a 23.85% interest and a fund advised by JPM has a 76.15% interest. The two office properties contributed to the partnership are Fountain Place and Trammell Crow Center, both in Dallas, Texas. The Office Properties were valued at $320.5 million. This transaction generated net proceeds of approximately $71.5 million after the pay off of the Lehman Capital Note. The joint venture was accounted for as a partial sale of the Office Properties, resulting in a net gain of approximately $14.9 million. The net proceeds from this transaction were used to pay down a portion of our credit facility.

As a result of GE's purchase of an interest in the first partnership, GE serves along with us as general partner and we serve as the sole and managing general partner of the second partnership. Each of the Office Properties contributed to the partnerships is owned by a separate limited partnership. Each of those property partnerships (excluding Trammell Crow Center) has entered into a separate leasing and management agreement with us, and, in the case of Trammell Crow Center, the property partnership also has entered into a management oversight agreement and a mortgage servicing agreement with us. We have no commitment to reinvest the cash proceeds back into the joint ventures. None of the mortgage financing at the joint venture level is guaranteed by us. We account for our interest in these partnerships as unconsolidated equity investments.

2003 TRANSACTIONS

BriarLake Plaza

On October 8, 2003, we entered into a joint venture, Crescent One BriarLake, L.P., with affiliates of JPM. The joint venture purchased BriarLake Plaza, located in the Westchase submarket of Houston, Texas, for approximately $74.4 million. The Property is a 20-story, 502,000 square foot Class A office building. The affiliates of JPM own a 70% interest, and we own a 30% interest, in the joint venture. The initial cash equity contribution to the joint venture was $24.4 million, of which our portion was $7.3 million. Our equity contribution and an additional working capital contribution of $0.5 million were funded primarily through a draw under our credit facility. The remainder of the purchase price of the Property was funded by a secured loan to the joint venture in the amount of $50.0 million. None of the mortgage financing at the joint venture level is guaranteed by us. We manage and lease this Office Property on a fee basis. This Office Property is an unconsolidated investment and included in our Office Segment.

2002 TRANSACTIONS

Three Westlake Park

On August 21, 2002, we entered into a joint venture arrangement with an affiliate of GE in connection with which we contributed an Office Property, Three Westlake Park in Houston, Texas. GE made a cash contribution. The joint venture is structured such that GE holds an 80% equity interest in Three Westlake Park, and we continue to hold the remaining 20% equity interest in the Office Property, which is accounted for under the equity method. The joint venture generated approximately $47.1 million in net cash proceeds to us, resulting from the sale of its 80% equity interest and $6.6 million from our portion of mortgage financing at the joint venture level. None of the mortgage financing at the joint venture level is guaranteed by us. We have no commitment to reinvest the cash proceeds back into the joint venture. The joint venture was accounted for as a partial sale of this Office Property, resulting in a gain of $17.0 million. The proceeds were used to pay down our credit facility. We manage and lease the Office Property on a fee basis.

Miami Center

On September 25, 2002, we entered into a joint venture arrangement with an affiliate of a fund managed by JPM in connection with which JPM purchased a 60% interest in Crescent Miami Center, LLC with a cash contribution. Crescent Miami Center, LLC owns a 782,000 square foot Office Property, Miami Center, located in Miami, Florida. The joint venture is structured such that JPM holds a 60% equity interest in Miami Center, and we hold the remaining 40% equity interest in the Office Property, which is accounted for under the equity method. The joint venture generated approximately $111.0 million in net cash proceeds to us, resulting from the sale of a 60% equity interest and $32.4 million from our portion of mortgage financing at the joint venture level. None of the mortgage financing at the joint venture level is guaranteed by us. We have no commitment to reinvest the cash proceeds into the joint venture. The joint venture was accounted for as a partial sale of this Office Property, resulting in a gain of approximately $4.6 million. The proceeds were used to pay down our credit facility. We manage this Office Property on a fee basis.

Five Post Oak Park

On December 20, 2002, we entered into a joint venture arrangement, Five Post Oak Park, L.P., with GE. The joint venture purchased Five Post Oak Park located in the Galleria area of Houston, Texas, for $64.8 million. This Property is a 567,000 square foot Class A office building. GE owns a 70% interest, and we own a 30% interest, in the joint venture. The initial cash equity contribution to the joint venture was $19.8 million, of which our portion was $5.9 million. Our equity contribution and an additional working capital contribution of $0.3 million were funded through a draw under our credit facility. The remainder of the purchase price of this Property was funded by a secured loan to the joint venture in the amount of $45.0 million. None of the mortgage financing at the joint venture level is guaranteed by us. We manage and lease the Office Property on a fee basis.

RESORT/HOTEL SEGMENT

2003 AND 2002 TRANSACTIONS

Manalapan Hotel Partners

On November 21, 2003, Manalapan Hotel Partners, L.L.C., or Manalapan, owned 50% by us and 50% by WB Palm Beach Investors, L.L.C., which we refer to as Westbrook, sold the Ritz Carlton Palm Beach Resort/Hotel Property in Palm Beach, Florida. The sale generated net proceeds of approximately $34.7 million, of which our portion was approximately $18.0 million, and generated a net gain of approximately $6.7 million, of which our portion was approximately $3.9 million. In addition, Manalapan retained its accounts receivable of approximately $2.4 million, of which our portion is approximately $1.3 million, which was collected in 2004. The proceeds from the sales were used primarily to pay down our credit facility. This Property was an unconsolidated investment.

In October 2002, in a series of transactions, we acquired the remaining 75% economic interest in Manalapan. We acquired the additional interests in Manalapan for $6.5 million, which was funded by a draw on our credit facility. Subsequently, we entered into a joint venture arrangement with Westbrook pursuant to which Westbrook purchased a 50% equity interest in Manalapan. We held the remaining 50% equity interest. During 2002, we recognized an impairment on this investment of approximately $2.6 million reflected in "Impairment charges related to real estate assets" to reflect the fair value of our 50% equity investment.

Sonoma Mission Inn & Spa

On September 1, 2002, we entered into a joint venture arrangement with a subsidiary of Fairmont Hotels & Resorts, Inc., which we refer to as FHR, pursuant to which we contributed a Resort/Hotel Property, the Sonoma Mission Inn & Spa in Sonoma County, California and FHR purchased a 19.9% equity interest in the limited liability company that owns the Resort/Hotel Property. We continue to hold the remaining 80.1% equity interest. The joint venture generated approximately $8.0 million in net cash proceeds to us that were used to pay down our credit facility. We loaned $45.1 million to the joint venture at an interest rate of LIBOR plus 300 basis points. The maturity date of the loan was extended to September 2005. The joint venture exercised its option to extend our $45.1 million loan for two successive six-month periods by paying a fee. We manage the limited liability company that owns the Sonoma Mission Inn & Spa, and FHR operates and manages this Property for the tenant under the Fairmont brand. FHR funded $10.0 million of renovations at Sonoma Mission Inn & Spa through a mezzanine loan in 2004, which was outstanding at December 31, 2004. This joint venture transaction in 2002 was accounted for as a partial sale of this Resort/Hotel Property, resulting in a loss to us of approximately $4.0 million on the interest sold. The joint venture leases Sonoma Mission Inn & Spa to a taxable REIT subsidiary in which we also hold an 80.1% equity interest.

RESIDENTIAL DEVELOPMENT SEGMENT

On October 21, 2004, we entered into a partnership agreement with affiliates of JPI Multi-Family Investments, L.P. to develop a multi-family luxury apartment project in Dedham, Massachusetts. We funded $13.3 million, or 100% of the equity, and received a limited partnership interest which earns a preferred return and a profit split above the preferred return hurdle. We consolidate the partnership, Jefferson Station, L.P., in accordance with FIN 46, as it was determined to be a VIE of which we are the primary beneficiary.

8. TEMPERATURE-CONTROLLED LOGISTICS

As of December 31, 2004, the Temperature-Controlled Logistics Segment consisted of our 31.7% interest in AmeriCold. AmeriCold operates 103 facilities, of which 87 are wholly-owned, one is partially-owned and fifteen are managed for outside owners. We account for our interest in AmeriCold as an unconsolidated equity investment.

On November 18, 2004, Vornado Crescent Portland Partnership, or VCPP, the partnership through which we owned our 40% interest in AmeriCold, sold a 20.7% interest in AmeriCold to The Yucaipa Companies for $145.0 million, resulting in a gain of approximately $12.3 million, net of transaction costs, to us. In addition, Yucaipa will assist in the management of AmeriCold and may earn a promote of up to 20% of the increase in value through December 31, 2007. The promote is payable out of the remaining outstanding common shares in AmeriCold, including the common shares held by us, and limited to 10% of these remaining common shares.

Immediately following this transaction, VCPP dissolved and, after the payment of all of its liabilities, distributed its remaining assets to its partners. The assets distributed to us consisted of common shares, representing an approximately 31.7% interest in AmeriCold, cash of approximately $34.3 million and a note receivable of approximately $8.0 million. In connection with the dissolution of the partnership, Vornado Realty L.P. or Vornado, agreed to terminate the preferential allocation payable to it under the partnership agreement. In consideration of this, we agreed to pay Vornado an annual management fee of $4.5 million, payable only out of dividends we receive from AmeriCold and proceeds from sales of the common shares of AmeriCold that we own. Unpaid annual management fees will accrue without interest. The amount of the annual management fee will be reduced in proportion to any sales by us of our interest in AmeriCold. We also agreed to pay Vornado, from the proceeds of any sales of the common shares of AmeriCold that we own, a termination fee equal to the product of $23.8 million and the percentage reduction in our ownership of AmeriCold, as of November 18, 2004, represented by the sale. Our obligation to pay the annual management fee and the termination fee will end on October 30, 2027, or, if earlier, the date on which we sell all of the common shares of AmeriCold that we own.

On November 4, 2004, AmeriCold purchased 100% of the ownership interests in its tenant, AmeriCold Logistics, for approximately $47.7 million. The purchase was funded by a contribution from AmeriCold's owner, VCPP, which funded its contribution through a loan from Vornado. Prior to the consummation of this transaction, AmeriCold Logistics leased the Temperature-Controlled Logistics Properties from AmeriCold under three triple-net master leases. Under the terms of the leases, AmeriCold Logistics was permitted to defer a portion of the rent payable to AmeriCold. As of November 4, 2004, AmeriCold's deferred rent balance from AmeriCold Logistics was $125.1 million, of which our portion was $50.0 million. For each of the years ended December 31, 2004, 2003, and 2002, we recognized rental income from AmeriCold Logistics when earned and collected and, accordingly, did not recognize any of the rent deferred during those years as equity in net income of AmeriCold. In connection with the purchase of AmeriCold Logistics by AmeriCold, the leases were terminated and all deferred rent was cancelled.

On November 4, 2004, AmeriCold also purchased 100% of the ownership interests in Vornado Crescent and KC Quarry, L.L.C., or VCQ, for approximately $24.9 million. AmeriCold used a cash contribution from its owner, of which our portion was approximately $9.9 million, to fund the purchase. As a result of our 56% ownership interest in VCQ, we received proceeds from the sale of VCQ of approximately $13.2 million.

On February 5, 2004, AmeriCold completed a $254.4 million mortgage financing with Morgan Stanley Mortgage Capital Inc., secured by 21 of its owned and seven of its leased temperature-controlled logistics properties. The loan matures in April 2009, bears interest at LIBOR plus 295 basis points (with a LIBOR floor of 1.5% with respect to $54.4 million of the loan) and requires principal payments of $5.0 million annually. The net proceeds to AmeriCold were approximately $225.0 million, after closing costs and the repayment of approximately $12.9 million in existing mortgages. On February 6, 2004, AmeriCold distributed cash of approximately $90.0 million to us.

Vornado Crescent Carthage and KC Quarry, L.L.C.

On January 20, 2004, VCQ purchased $6.1 million of trade receivables from AmeriCold Logistics at a 2% discount. VCQ used cash from a $6.0 million contribution from its owners, of which approximately $2.4 million represented our contribution for the purchase of the trade receivables. The receivables were collected during the first quarter of 2004. On March 20, 2004, VCQ purchased an additional $4.1 million of receivables from AmeriCold Logistics at a 2% discount. VCQ used cash from collection of the trade receivables previously purchased. The remaining $2.0 million was distributed to its owners, of which $0.8 million was received by us on April 1, 2004. On July 2, 2004 and September 29, 2004, VCQ purchased an additional $6.0 million and $5.6 million, respectively, of receivables from AmeriCold Logistics at a 2% discount, using cash from collection of the trade receivables previously purchased. All receivables were collected and cash was distributed to the owners as part of the November 4, 2004 AmeriCold purchase of VCQ.

9. INVESTMENTS IN UNCONSOLIDATED COMPANIES

The following is a summary of our ownership in significant unconsolidated joint ventures and investments as of December 31, 2004.

ENTITY	CLASSIFICATION	OUR OWNERSHIP AS OF DECEMBER 31, 2004
Main Street Partners, L.P.	Office (Bank One Center–Dallas)	50.0%[1]
Crescent Miami Center, LLC	Office (Miami Center – Miami)	40.0%[2,3]
Crescent Big Tex I, L.P.	Office (Post Oak, Houston Center – Houston) Office (The Crescent – Dallas)	23.9%[4,3]
Crescent Big Tex II, L.P.	Office (Trammell Crow Center, Fountain Place – Dallas)	23.9%[5,3]
Crescent Five Post Oak Park L.P.	Office (Five Post Oak – Houston)	30.0%[6,3]
Crescent One BriarLake Plaza, L.P.	Office (BriarLake Plaza – Houston)	30.0%[7,3]
Crescent 5 Houston Center, L.P.	Office (5 Houston Center–Houston)	25.0%[8,3]
Austin PT BK One Tower Office Limited Partnership	Office (Bank One Tower–Austin)	20.0%[9,3]
Houston PT Three Westlake Office Limited Partnership	Office (Three Westlake Park – Houston)	20.0%[9,3]
Houston PT Four Westlake Office Limited Partnership	Office (Four Westlake Park–Houston)	20.0%[9,3]
AmeriCold Realty Trust	Temperature–Controlled Logistics	31.7%[10]
Blue River Land Company, L.L.C.	Other	50.0%[11]
Canyon Ranch Las Vegas, L.L.C.	Other	50.0%[12]
EW Deer Valley, L.L.C.	Other	41.7%[13]
CR License, L.L.C.	Other	30.0%[14]
CR License II, L.L.C.	Other	30.0%[15]
SunTx Fulcrum Fund, L.P.	Other	23.5%[16]
SunTx Capital Partners, L.P.	Other	14.5%[17]
G2 Opportunity Fund, L.P. (G2)	Other	12.5%[18]

1 The remaining 50% interest in Main Street Partners, L.P. is owned by Trizec Properties, Inc.

2 The remaining 60% interest in Crescent Miami Center, LLC is owned by an affiliate of a fund managed by JPM.

3 We have negotiated performance based incentives that allow for additional equity to be earned if return targets are exceeded.

4 Of the remaining 76.1% interest in Crescent Big Tex I, L.P., 60% is owned by a fund advised by JPM and 16.1% is owned by affiliates of GE.

5 The remaining 76.1% interest in Crescent Big Tex II, L.P. is owned by a fund advised by JPM.

6 The remaining 70% interest in Crescent Five Post Oak Park, L.P. is owned by an affiliate of GE.

7 The remaining 70% interest in Crescent One BriarLake Plaza, L.P. is owned by affiliates of JPM.

8 The remaining 75% interest in Crescent 5 Houston Center, L.P. is owned by a pension fund advised by JPM.

9 The remaining 80% interest in each of Austin PT BK One Tower Office Limited Partnership, Houston PT Three Westlake Office Limited Partnership and Houston PT Four Westlake Office Limited Partnership is owned by an affiliate of GE.

10 Of the remaining 68.3% interest in AmeriCold Realty Trust, 47.6% is owned by Vornado and 20.7% is owned by The Yucaipa Companies.

11 The remaining 50% interest in Blue River Land Company, L.L.C. is owned by parties unrelated to us. Blue River Land Company, L.L.C. was formed to acquire, develop and sell certain real estate property in Summit County, Colorado.

12 Of the remaining 50% interest in Canyon Ranch Las Vegas, L.L.C., 35% is owned by an affiliate of the management company of two of our Resort/Hotel Properties and 15% is owned by us through our investments in CR License II, L.L.C. Canyon Ranch Las Vegas, L.L.C. operates a Canyon Ranch spa in a hotel in Las Vegas. In January 2005, this entity was contributed to CR Spa, L.L.C.

13 The remaining 58.3% interest in EW Deer Valley, L.L.C. is owned by parties unrelated to us. EW Deer Valley, L.L.C. was formed to acquire, hold and dispose of its 3.3% ownership interest in Empire Mountain Village, L.L.C. Empire Mountain Village, L.L.C. was formed to acquire, develop and sell certain real estate property at Deer Valley Ski Resort next to Park City, Utah.

14 The remaining 70% interest in CR License, L.L.C. is owned by an affiliate of the management company of two of our Resort/Hotel Properties. CR License, L.L.C. owns the licensing agreement related to certain Canyon Ranch trade names and trademarks. In January 2005, this entity was contributed to CR Operating L.L.C.

15 The remaining 70% interest in CR License II, L.L.C. is owned by an affiliate of the management company of two of our Resort/Hotel Properties. CR License II, L.L.C. and its wholly-owned subsidiaries provide management and development consulting services to a variety of entities in the hospitality, real estate, and health and wellness industries. In January 2005, this entity was contributed to CR Spa, L.L.C.

16 Of the remaining 76.5% of SunTx Fulcrum Fund, 37.1% is owned by SunTx Capital Partners, L.P. and the remaining 39.4% is owned by a group of individuals unrelated to us. SunTx Fulcrum Fund, L.P.'s objective is to invest in a portfolio of entities that offer the potential for substantial capital appreciation.

17 SunTx Capital Partners, L.P. is the general partner of the SunTx Fulcrum Fund, L.P. The remaining 85.5% interest in SunTx Capital Partners, L.P. is owned by parties unrelated to us.

18 G2 was formed for the purpose of investing in commercial mortgage backed securities and other commercial real estate investments. The remaining 87.5% interest in G2 is owned by Goff-Moore Strategic Partners, L.P., or GMSPLP, and by parties unrelated to us. G2 is managed and controlled by an entity that is owned equally by GMSPLP and GMAC Commercial Mortgage Corporation, or GMACCM. The ownership structure of GMSPLP consists of an approximately 86% limited partnership interest owned directly and indirectly by Richard E. Rainwater, Chairman of our Board of Trust Managers, and an approximately 14% general partnership interest, of which approximately 6% is owned by Darla Moore, who is married to Mr. Rainwater, and approximately 6% is owned by John C. Goff, Vice-Chairman of our Board of Trust Managers and our Chief Executive Officer. The remaining approximately 2% general partnership interest is owned by unrelated parties. Our investment balance at December 31, 2004 was $13.0 million and in February 2005 we received a cash distribution of approximately $17.9 million, bringing the total distributions to $40.3 million on an initial investment of $24.2 million.

IMPAIRMENTS OF UNCONSOLIDATED INVESTMENTS

HBCLP, INC.

On December 31, 2003, we executed an agreement with HBCLP, Inc., pursuant to which we surrendered 100% of our investment in HBCLP, Inc. and released HBCLP, Inc. from its note obligation to us in exchange for cash of $3.0 million and other assets valued at approximately $8.7 million, resulting in an impairment charge of approximately $6.5 million reflected in "Impairment charges related to real estate assets" in our Consolidated Statements of Operations.

CR LICENSE, L.L.C. AND CRL INVESTMENTS, INC.

On February 14, 2002, we executed an agreement with COPI pursuant to which COPI transferred to certain of our subsidiaries, pursuant to a strict foreclosure, COPI's 1.5% interest in CR License, L.L.C. and 5.0% interest, representing all of the voting stock, in CRL Investments, Inc. As of December 31, 2004, we had a 30% interest in CR License, L.L.C., the entity which owns the right to the future use of the "Canyon Ranch" name. In addition, as of December 31, 2004, we had a 100% interest in CRL Investments, Inc., which owns a 50% interest in the Canyon Ranch Spa Club in the Venetian Hotel in Las Vegas, Nevada, or Canyon Ranch Las Vegas and a 30% interest in CR License II, which owns the remaining 50% interest in Canyon Ranch Las Vegas. We evaluated our investment in Canyon Ranch Las Vegas and determined that an impairment charge was warranted. Accordingly, a $9.6 million impairment charge was recognized and reflected in our Consolidated Statements of Operations for the year ended December 31, 2002 in "Impairment charges related to real estate assets."

DBL-CBO, INC.

In 1999, DBL-CBO, Inc., a wholly-owned subsidiary of DBL Holdings, Inc., or DBL, in which we owned a 97.4% non-voting interest at December 31, 2002, acquired an aggregate of $6.0 million in principal amount of Class C-1 Notes issued by Juniper CBO 1999-1 Ltd., a Cayman Islands limited liability company. Juniper 1999-1 Class C-1 is the privately-placed equity interest of a collateralized bond obligation. During the year ended December 31, 2002, we recognized a charge related to this investment of $5.2 million reflected in "Equity in net income (loss) of unconsolidated companies, Other" in our Consolidated Statements of Operations. As a result of this impairment charge, at December 31, 2002, this investment was valued at $0.

SUMMARY FINANCIAL INFORMATION

We report our share of income and losses based on our ownership interest in our respective equity investments, adjusted for any preference payments. The unconsolidated entities that are included under the headings on the following tables are summarized below.

Balance Sheets as of December 31, 2004:

- Office – This includes Crescent Big Tex I, L.P., Crescent Big Tex II, L.P., Main Street Partners, L.P., Houston PT Three Westlake Office Limited Partnership, Houston PT Four Westlake Office Limited Partnership, Austin PT BK One Tower Office Limited Partnership, Crescent 5 Houston Center, L.P., Crescent Miami Center, LLC, Crescent Five Post Oak Park L.P. and Crescent One BriarLake Plaza, L.P.;
- Temperature-Controlled Logistics – This includes AmeriCold Realty Trust; and
- Other – This includes Blue River Land Company, L.L.C., EW Deer Valley, L.L.C., CR License, L.L.C., CR License II, L.L.C., Canyon Ranch Las Vegas, L.L.C., SunTx Fulcrum Fund, L.P., SunTx Capital Partners, L.P. and G2.

Balance Sheets as of December 31, 2003:

- Office – This includes Main Street Partners, L.P., Houston PT Three Westlake Office Limited Partnership, Houston PT Four Westlake Office Limited Partnership, Austin PT BK One Tower Office Limited Partnership, Crescent 5 Houston Center, L.P., Crescent Miami Center, LLC, Crescent Five Post Oak Park L.P. and Crescent One BriarLake Plaza, L.P.;
- Temperature-Controlled Logistics – This includes the Vornado Crescent Portland Partnership and VCQ; and
- Other – This includes Blue River Land Company, L.L.C., EW Deer Valley, L.L.C., CR License, L.L.C., CR License II, L.L.C., Canyon Ranch Las Vegas, L.L.C., SunTx Fulcrum Fund, L.P. and G2.

Summary Statements of Operations for the year ended December 31, 2004:

- Office – This includes Crescent Big Tex I, L.P., Crescent Big Tex II, L.P., Main Street Partners, L.P., Houston PT Three Westlake Office Limited Partnership, Houston PT Four Westlake Office Limited Partnership, Austin PT BK One Tower Office Limited Partnership, Crescent 5 Houston Center, L.P., Crescent Miami Center, LLC, Crescent Five Post Oak Park L.P. and Crescent One BriarLake Plaza, L.P.;
- Temperature-Controlled Logistics – This includes AmeriCold Realty Trust, Vornado Crescent Portland Partnership and VCQ;
- Other – This includes Blue River Land Company, L.L.C., EW Deer Valley, L.L.C., CR License, L.L.C., CR License II, L.L.C., Canyon Ranch Las Vegas, L.L.C., SunTx Fulcrum Fund, L.P., SunTx Capital Partners, L.P. and G2.

Summary Statements of Operations for the year ended December 31, 2003:

- Office – This includes Main Street Partners, L.P., Houston PT Three Westlake Office Limited Partnership, Houston PT Four Westlake Office Limited Partnership, Austin PT BK One Tower Office Limited Partnership, Crescent 5 Houston Center, L.P., Crescent Miami Center, LLC, Crescent Five Post Oak Park L.P., Crescent One BriarLake Plaza, L.P. and Woodlands Commercial Properties Company, L.P.;
- Temperature-Controlled Logistics – This includes the Vornado Crescent Portland Partnership and VCQ;
- The Woodlands Land Development Company, L.P.; and
- Other – This includes Manalapan Hotel Partners, L.L.C., Blue River Land Company, L.L.C., EW Deer Valley, L.L.C., CR License, L.L.C., CR License II, L.L.C., The Woodlands Operating Company, L.P., Canyon Ranch Las Vegas, L.L.C., SunTx Fulcrum Fund, L.P. and G2.

Summary Statements of Operations for the year ended December 31, 2002:

- » Office – This includes Main Street Partners, L.P., Houston PT Three Westlake Office Limited Partnership, Houston PT Four Westlake Office Limited Partnership, Austin PT BK One Tower Office Limited Partnership, Crescent 5 Houston Center, L.P., Crescent Miami Center, LLC, Crescent Five Post Oak Park L.P. and Woodlands Commercial Properties Company, L.P.;
- » Temperature-Controlled Logistics – This includes the Vornado Crescent Portland Partnership and VCQ;
- » The Woodlands Land Development Company, L.P. This includes The Woodlands Land Development Company's operating results for the period February 15 through December 31, 2002, and The Woodlands Land Company's operating results for the period January 1, through February 14, 2002; and
- » Other – This includes Manalapan Hotel Partners, L.L.C., MVDC, HADC, Blue River Land Company, L.L.C., CR License, L.L.C., CR License II, L.L.C., the Woodlands Operating Company, L.P., Canyon Ranch Las Vegas, L.L.C., SunTx Fulcrum Fund, L.P., G2, and the operating results for DMDC and CRDI for the period January 1 through February 14, 2002.

Balance Sheets:

	AS OF DECEMBER 31, 2004			
(in thousands)	OFFICE	TEMPERATURE-CONTROLLED LOGISTICS	OTHER	TOTAL
Real estate, net	$1,861,989	$1,177,190		
Cash	90,801	21,694		
Other assets	108,698	233,153		
Total assets	$2,061,488	$1,432,037		
Notes payable	$1,180,178	$ 801,042		
Other liabilities	76,541	100,555		
Equity	804,769	530,440		
Total liabilities and equity	$2,061,488	$1,432,037		
Our share of unconsolidated debt	$ 325,418	$ 253,931	$ –	$579,349
Our investments in unconsolidated companies	$ 146,065	$ 172,609	$43,969	$362,643

Summary Statements of Operations:

	FOR THE YEAR ENDED DECEMBER 31, 2004			
(in thousands)	OFFICE[1]	TEMPERATURE-CONTROLLED LOGISTICS	OTHER	TOTAL
Total revenues	$154,406	$223,990		
Expenses:				
Operating expense	76,022	121,935[2]		
Interest expense	34,368	52,069		
Depreciation and amortization	35,314	59,813		
Taxes and other (income) expense	113	1,509		
Total expenses	$145,817	$235,326		
Gain on sale of assets	–	32,975		
Net income	$ 8,589	$ 21,639		
Our equity in net income (loss) of unconsolidated companies	$ 6,262	$ 6,153	$(2,791)	$9,624

1 This column includes information for The Crescent, Houston Center, Post Oak Central, Trammell Crow Center and Fountain Place from the date of their contribution to joint ventures in November 2004.

2 Inclusive of the preferred return paid to Vornado (1% per annum of the total combined assets through November 18, 2004).

Balance Sheets:

(in thousands)	OFFICE	TEMPERATURE-CONTROLLED LOGISTICS	OTHER	TOTAL
	AS OF DECEMBER 31, 2003			
Real estate, net	$754,882	$1,187,387		
Cash	31,309	12,439		
Other assets	51,219	88,668		
Total assets	$837,410	$1,288,494		
Notes payable	$515,047	$ 548,776		
Other liabilities	29,746	11,084		
Equity	292,617	728,634		
Total liabilities and equity	$837,410	$1,288,494		
Our share of unconsolidated debt	$172,376	$ 219,511	$ 2,495	$394,382
Our investments in unconsolidated companies	$ 99,139	$ 300,917	$40,538	$440,594

Summary Statements of Operations:

(in thousands)	OFFICE	TEMPERATURE-CONTROLLED LOGISTICS	THE WOODLANDS LAND DEVELOPMENT COMPANY, L.P.[1]	OTHER	TOTAL
	FOR THE YEAR ENDED DECEMBER 31, 2003				
Total revenues	$140,188	$124,413	$135,411		
Expenses:					
Operating expense	60,576	24,158[2]	100,005		
Interest expense	29,976	41,727	6,991		
Depreciation and amortization	35,613	58,014	6,735		
Tax expense (benefit)	–	(2,240)	–		
Other (income) expense	–	(2,926)	–		
Total expenses	$126,165	$118,733	$113,731		
Gain (loss) on sale of assets		810			
Net income, impairments and gain (loss) on real estate from discontinued operations	10,533		(727)		
Net income	$ 24,556	$ 6,490	$20,953		
Our equity in net income (loss) of unconsolidated companies	$ 11,190	$ 2,172	$ 11,000	$1,134	$25,496

1 We sold our interest in The Woodlands Land Development Company, L.P. on December 31, 2003.
2 Inclusive of the preferred return paid to Vornado (1% per annum of the total combined assets).

Summary Statements of Operations:

(in thousands)	OFFICE	TEMPERATURE-CONTROLLED LOGISTICS	THE WOODLANDS LAND DEVELOPMENT COMPANY, L.P. [1]	OTHER	TOTAL
	FOR THE YEAR ENDED DECEMBER 31, 2002				
Total revenues	$90,166	$111,604	$168,142		
Expenses:					
Operating expense	48,245	15,742[1]	92,414		
Interest expense	19,909	42,695	5,132		
Depreciation and amortization	23,226	59,328	3,816		
Tax expense (benefit)	–	–	406		
Other (income) expense	–	(1,228)	–		
Total expenses	$91,380	$116,537	$101,768		
Gain (loss) on sale of assets		(3,377)			
Net income, impairments and gain (loss) on real estate from discontinued operations	48,275		–		
Net income	$47,061	$ (8,310)[2]	$66,374		
Our equity in net income (loss) of unconsolidated companies	$23,328	$ (2,933)	$ 33,847	$(793)[3]	$53,449

1 Inclusive of the preferred return paid to Vornado (1% per annum of the total combined assets).
2 Excludes the goodwill write-off for Temperature-Controlled Logistics Segment, which is recorded in the accompanying financial statements as a cumulative effect of a change in accounting principle.
3 Includes impairment of DBL-CBO of $5.2 million.

Unconsolidated Debt Analysis

The following table shows, as of December 31, 2004, information about our share of unconsolidated fixed and variable rate debt and does not take into account any extension options, hedge arrangements or the entities' anticipated pay-off dates.

DESCRIPTION	BALANCE OUTSTANDING AT DECEMBER 31, 2004	OUR SHARE OF BALANCE AT DECEMBER 31, 2004	INTEREST RATE AT DECEMBER 31, 2004	MATURITY DATE	FIXED/VARIABLE SECURED/UNSECURED
(in thousands)					
Temperature-Controlled Logistics Segment:					
AmeriCold Realty Trust – 31.7%					
Goldman Sachs[1]	$ 483,483	$153,264	6.89%	5/11/2023	Fixed/Secured
Morgan Stanley[2]	250,207	79,316	5.35%	4/9/2009	Variable/Secured
Various Capital Leases	47,362	15,014	3.48 to 13.63%	6/1/2006 to 4/1/2017	Fixed/Secured
Vornado Crescent Portland Partnership[3]	19,940	6,321	2.42%	12/31/2010	Variable/Secured
Bank of New York	50	16	12.88%	5/1/2008	Fixed/Secured
	$ 801,042	$253,931			
Office Segment:					
Crescent HC Investors, L.P. –23.85%	$ 269,705	$ 64,325	5.03%	11/7/2011	Fixed/Secured
Crescent TC Investors, L.P. – 23.85%	214,770	51,223	5.00%	11/1/2011	Fixed/Secured
Main Street Partners, L.P. – 50%[4,5,6]	108,991	54,495	5.23%	12/1/2005	Variable/Secured
Crescent Fountain Place, L.P. – 23.85%	105,932	25,265	4.95%	12/1/2011	Fixed/Secured
Crescent POC Investors, L.P. – 23.85%	97,504	23,255	4.98%	12/1/2011	Fixed/Secured
Crescent 5 Houston Center, L.P. – 25%	90,000	22,500	5.00%	10/1/2008	Fixed/Secured
Crescent Miami Center, LLC – 40%	81,000	32,400	5.04%	9/25/2007	Fixed/Secured
Crescent One BriarLake Plaza, L.P. – 30%	50,000	15,000	5.40%	11/1/2010	Fixed/Secured
Houston PT Four Westlake Office Limited Partnership – 20%	47,405	9,481	7.13%	8/1/2006	Fixed/Secured
Crescent Five Post Oak Park, L.P. – 30%	45,000	13,500	4.82%	1/1/2008	Fixed/Secured
Austin PT BK One Tower Office Limited Partnership – 20%	36,871	7,374	7.13%	8/1/2006	Fixed/Secured
Houston PT Three Westlake Office Limited Partnership – 20%	33,000	6,600	5.61%	9/1/2007	Fixed/Secured
	$1,180,178	$325,418			
Total Unconsolidated Debt	$1,981,220	$579,349			
Fixed Rate/Weighted Average			5.96%	10.2 years	
Variable Rate/Weighted Average			5.17%	3.1 years	
Total Weighted Average			5.77%	8.5 years	

1 URS Real Estate, L.P. and AmeriCold Real Estate, L.P. expect to repay the notes on the Optional Prepayment Date of April 11, 2008.

2 The loan bears interest at LIBOR + 295 basis points (with a LIBOR floor of 1.5% with respect to $54.4 million of the loan) and requires principal payments of $5.0 million annually. In connection with this loan, a subsidiary of AmeriCold Realty Trust entered into an interest-rate cap agreement with a maximum LIBOR of 6.50% on the entire amount of the loan.

3 On November 18, 2004, this partnership dissolved and distributed the note to its partners, Vornado Realty, L.P. and us. The note is secured by cash collateral.

4 Senior Note – Note A: $80.5 million at variable interest rate, LIBOR + 189 basis points, $4.7 million at variable interest rate, LIBOR + 250 basis points with a LIBOR floor of 2.50%. Note B: $23.7 million at variable interest rate, LIBOR + 650 basis points with a LIBOR floor of 2.50%. Interest-rate cap agreement maximum LIBOR of 4.25% on all notes. All notes amortized based on a 25-year schedule.

5 We and our JV partner each obtained a separate letter of credit to guarantee the repayment of up to $4.3 million of principal each of the Main Street Partners, L.P. Loan.

6 We exercised a one-year extension option, extending the maturity date to 12/1/2005. There is one one-year extension option remaining.

10. OTHER ASSETS AND OTHER LIABILITIES

OTHER ASSETS

(in thousands)	DECEMBER 31, 2004	2003
Leasing costs	**$ 116,773**	$ 136,868
Deferred financing costs	**43,457**	61,421
Prepaid expenses	**20,102**	12,853
Marketable securities[1]	**34,690**	12,960
Other intangibles	**115,036**	67,031
Intangible office leases	**99,853**	16,875
Other	**34,330**	37,807
	$ 464,241	$ 345,815
Less – accumulated amortization	**(126,015)**	(138,338)
	$ 338,226	$ 207,477

1 Includes securities reported at cost of approximately $4.6 million and $6.0 million at December 31, 2004 and 2003, respectively.

ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

(in thousands)	DECEMBER 31, 2004	2003
Deferred revenue	**$115,388**	$113,631
Accounts payable	**71,496**	30,257
Accrued property taxes	**32,936**	65,758
Security and advanced deposits	**27,454**	21,914
Accrued interest	**19,483**	21,135
Hedge instruments	**2,046**	12,978
Other accrued expenses	**153,545**	104,463
	$422,348	$370,136

MARKETABLE SECURITIES

The following tables present the cost, fair value and unrealized gains and losses as of December 31, 2004, and 2003 and the realized gains and change in Accumulated Other Comprehensive Income, or OCI, for the years ended December 31, 2004, 2003 and 2002 for our marketable securities.

(in thousands)	AS OF DECEMBER 31, 2004			AS OF DECEMBER 31, 2003		
TYPE OF SECURITY	COST	FAIR VALUE	UNREALIZED GAIN/(LOSS)	COST	FAIR VALUE	UNREALIZED GAIN/(LOSS)
Held to maturity[1]	**$175,853**	**$173,650**	**$(2,203)**	$ 9,620	$ 9,621	$ 1
Trading[2]	**3,535**	**3,814**	**N/A**	4,473	4,714	N/A
Available for sale[3]	**25,191**	**26,227**	**1,036**	2,278	2,278	–
Total	**$204,579**	**$203,691**	**$(1,167)**	$16,371	$16,613	$ 1

(in thousands)	FOR THE YEAR ENDED DECEMBER 31, 2004		FOR THE YEAR ENDED DECEMBER 31, 2003		FOR THE YEAR ENDED DECEMBER 31, 2002	
TYPE OF SECURITY	REALIZED GAIN/(LOSS)	CHANGE IN OCI	REALIZED GAIN/(LOSS)	CHANGE IN OCI	REALIZED GAIN/(LOSS)	CHANGE IN OCI
Held to maturity[1]	**$ –**	**$ N/A**	$ –	$N/A	$–	$N/A
Trading[2]	**1,149**	**N/A**	76	N/A	–	N/A
Available for sale[3]	**6**	**1,036**	(502)	514	–	26
Total	**$1,155**	**$1,036**	$(426)	$514	$–	$ 26

1 Held to maturity securities are carried at amortized cost and consist of U.S. Treasury and government sponsored agency securities purchased for the sole purpose of funding debt service payments on the LaSalle Note II and the Nomura Funding VI note. See Note 11, "Notes Payable and Borrowings Under Credit Facility," for additional information on the defeasance of these notes.

2 Trading securities consist of primarily marketable securities purchased in connection with our dividend incentive unit program. These securities are included in "Other assets, net" in the accompanying Consolidated Balance Sheets and are marked to market value on a monthly basis with the change in fair value recognized in earnings.

3 Available for sale securities consist of marketable securities that we intend to hold for an indefinite period of time. These securities consist of $18.8 million of bonds and $6.4 million of preferred stock which are included in "Other assets, net" in the accompanying Consolidated Balance Sheets and are marked to market value on a monthly basis with the corresponding unrealized gain or loss recorded in OCI.

In July 2004, Fresh Choice, Inc., in which we own $5.5 million Series B Preferred shares reported at cost at December 31, 2004 and December 31, 2003, filed for protection under Chapter 11 of the U.S. Bankruptcy Court in order to facilitate a reorganization and restructuring. Based on our evaluation of our preferred interest in Fresh Choice at December 31, 2004, we recorded a $1.0 million valuation reserve during the year ended December 31, 2004, which is reflected in the "Other expenses" line item in the Consolidated Statements of Operations.

11. NOTES PAYABLE AND BORROWINGS UNDER CREDIT FACILITY

The following is a summary of our debt financing at December 31, 2004 and 2003:

Secured Debt	DECEMBER 31,	
(in thousands)	**2004**	**2003**
AEGON Partnership Note[1] due July 2009, bears interest at 7.53% with monthly principal and interest payments based on a 25-year amortization schedule, secured by the Funding III, IV and V Properties (Greenway Plaza)	**$254,604**	$260,101
Bank of America Fund XII Term Loan due January 2006, bears interest at LIBOR plus 225 basis points (at December 31, 2004, the interest rate was 4.53%), with a two-year interest-only term and a one-year extension option, secured by the Funding XII Properties	**199,995**	–
LaSalle Note II[2] bears interest at 7.79% with monthly principal and interest payments based on a 25-year amortization schedule through maturity in March 2006, secured by defeasance investments	**157,477**	159,560
LaSalle Note I[3] due August 2027, bears interest at 7.83% with monthly principal and interest payments based on a 25-year amortization schedule, secured by the Funding I Properties	**103,300**	235,037
Fleet Term Loan[4] due February 2007, bears interest at LIBOR plus 450 basis points (at December 31, 2004, the interest rate was 6.81%) with an interest-only term, secured by excess cash flow distributions from Funding III, IV and V	**75,000**	75,000
Cigna Note due June 2010, bears interest at 5.22% with an interest-only term, secured by the 707 17th Street Office Property and the Denver Marriott City Center	**70,000**	70,000
Morgan Stanley Mortgage Capital Inc. Note II[5] due January 2008, bears interest at LIBOR plus 123 basis points (at December 31, 2004, the interest rate was 3.64%), with an interest-only term, secured by the 1301 McKinney Street Office Property	**70,000**	–
Morgan Stanley Mortgage Capital Inc. Note I due October 2011, bears interest at 5.06% with an interest-only term, secured by the Alhambra Office Property	**50,000**	–
Bank of America Note[6] due May 2013, bears interest at 5.53% with an initial 2.5-year interest-only term (through November 2005), followed by monthly principal and interest payments based on a 30-year amortization schedule, secured by The Colonnade Office Property	**38,000**	38,000
Metropolitan Life Note V[7] due December 2005, bears interest at 8.49% with monthly principal and interest payments based on a 25-year amortization schedule, secured by the Datran Center Office Property	**36,832**	37,506
Mass Mutual Note[8] due August 2006, bears interest at 7.75% with principal and interest payments based on a 25-year amortization schedule, secured by the 3800 Hughes Parkway Office Property	**36,692**	–
Metropolitan Life Note VII due May 2011, bears interest at 4.31% with monthly interest-only payments, secured by the Dupont Centre Office Property	**35,500**	–
Northwestern Life Note due November 2008, bears interest at 4.94% with an interest-only term, secured by the 301 Congress Avenue Office Property	**26,000**	26,000
Allstate Note[8] due September 2010, bears interest at 6.65% with principal and interest payments based on a 25-year amortization schedule, secured by the 3993 Hughes Parkway Office Property	**25,509**	–
National Bank of Arizona Revolving Line of Credit[9] maturing in June 2006, bears interest at prime rate plus 0 to 100 basis points (at December 31, 2004, the interest rate was 5.25% to 6.25%) secured by certain DMDC assets	**25,459**	40,588
JP Morgan Chase Note due September 2011, bears interest at 4.98% with an interest-only term, secured by the 3773 Hughes Parkway Office Property	**24,755**	–

Secured Debt (in thousands)	December 31, 2004	2003
Metropolitan Life Note VI[8] due October 2009, bears interest at 7.71% with principal and interest payments based on a 25-year amortization schedule, secured by the 3960 Hughes Parkway Office Property	**23,919**	–
JP Morgan Chase Note I due September 2011, bears interest at 4.98% with an interest-only term, secured by the 3753 and 3763 Hughes Parkway Office Properties	**14,350**	–
Texas Capital Bank[10] pre-construction line of credit due July 2006, bears interest at LIBOR plus 225 basis points (at December 31, 2004, the interest rate was 4.46%) with interest-only payments, secured by land underlying the development project	**10,500**	–
Northwestern Life Note II[8] due July 2007, bears interest at 7.40% with monthly principal and interest payments based on a 25-year amortization schedule, secured by the 3980 Howard Hughes Parkway Office Property	**10,168**	10,713
FHI Finance Loan[11] bears interest at LIBOR plus 450 basis points (at December 31, 2004 the interest rate was 6.81%), with an initial interest–only term until the Net Operating Income Hurdle Date, followed by monthly principal and interest payments based on a 20-year amortization schedule through maturity in September 2009, secured by the Sonoma Mission Inn & Spa	**10,000**	2,959
Woodmen of the World Note[12] due April 2009, bears interest at 8.20% with an initial five-year interest-only term (through November 2006), followed by monthly principal and interest payments based on a 25-year amortization schedule, secured by the Avallon IV Office Property	**8,500**	8,500
Nomura Funding VI Note[13] due July 2010 bears interest at 10.07% with monthly principal and interest payments based on a 25-year amortization schedule, secured by defeasance investments.	**7,659**	7,853
The Rouse Company Notes due December 2005 bears interest at prime rate plus 100 basis points (at December 31, 2004, the interest rate was 6.25%) with an interest-only term, secured by undeveloped land at Hughes Center	**7,500**	–
Wells Fargo Note[14] due January 2005, bears interest at LIBOR plus 200 basis points (at December 31, 2004, the interest rate was 4.00%) with an interest-only term, secured by 3770 Hughes Parkway Office Property	**4,774**	–
Fleet National Bank Note[15] maturing November 2007, bears interest at LIBOR plus 200 basis points (at December 31, 2004, the interest rate was 4.35%) with an interest-only term, secured by the Jefferson Station Apartments	**4,300**	–
Construction, acquisition and other obligations, bearing fixed and variable interest rates ranging from 2.90% to 9.27% at December 31, 2004, with maturities ranging between May 2005 and February 2009, secured by various CRDI and MVDC projects[16]	**53,962**	47,357
Fleet Fund I Term Loan due May 2005, bears interest at LIBOR plus 350 basis points, secured by equity interests in Funding I and Funding II	**–**	264,214
Deutsche Bank – CMBS Loan due May 2004, bears interest at the 30-day LIBOR (with a floor of 3.5%) plus 234 basis points, secured by the Funding X Properties and Spectrum Center	**–**	220,000
JP Morgan Mortgage Note bears interest at 8.31% with monthly principal and interest payments based on a 25-year amortization schedule through maturity in October 2016, secured by the Houston Center mixed-use Office Property Complex	**–**	191,311
Unsecured Debt 2009 Notes[17,18] bear interest at a fixed rate of 9.25% with a seven-year interest-only term, due April 2009 with a call date of April 2006	**375,000**	375,000
2007 Notes[17] bear interest at a fixed rate of 7.50% with a ten-year interest-only term, due September 2007	**250,000**	250,000
Credit Facility[19,20] interest-only due May 2005, bears interest at LIBOR plus 212.5 basis points (at December 31, 2004, the interest rate was 4.61%)	**142,500**	239,000
Total Notes Payable	**$2,152,255**	$2,558,699

1 The outstanding balance of this note at maturity will be approximately $223.4 million.

2 In December 2003 and January 2004, we purchased a total of $179.6 million of U.S. Treasuries and government sponsored agency securities, or defeasance investments, to substitute as collateral for this loan. The cash flow from the defeasance investments (principal and interest) match the total debt service payments of this loan.

3 In January 2005, we purchased a total of $115.8 million of U.S. Treasuries and government sponsored agency securities, or defeasance investments, to substitute as collateral for this loan. The cash flow from defeasance investments (principal and interest) match the total debt service payment of this loan. In November 2004, we purchased $146.2 million of defeasance investments to legally defease $128.7 million of this loan.

4 Effective March 2005, we received a modification to this loan agreement to conform certain definitions and financial covenants with the new $300 million credit facility. The covenant modifications include elimination of increase in debt service coverage ratio and fixed charge coverage ratio. The definition changes include calculation of Capitalization Value and eliminating the effect of defeased debt and related assets from the definition of Consolidated Total Assets and Consolidated Total Liabilities.

5 In December 2004, we entered into a one-year interest rate cap agreement with Bear Stearns Financial Products, Inc. with a notional amount of $70.0 million, which limits the interest rate exposure to 3.50%. This loan has two one-year extension options. This loan was transferred to a new joint venture on February 24, 2005.

6 The outstanding principal balance of this loan at maturity will be approximately $33.4 million.

7 The outstanding principal balance of this loan at maturity will be approximately $36.1 million.

8 We assumed these loans in connection with the Hughes Center acquisitions. The following table lists the unamortized premium associated with the assumption of above market interest rate debt which is included in the balance outstanding at December 31, 2004, the effective interest rate of the debt including the premium and the outstanding principal balance at maturity:

(dollars in thousands) LOAN	UNAMORTIZED PREMIUM	EFFECTIVE RATE	BALANCE AT MATURITY
Mass Mutual Note	$2,278	3.47%	$32,692
Allstate Note	1,456	5.19%	20,882
Metropolitan Life Note VI	1,926	5.68%	19,295
Northwestern Life Note II	792	3.80%	8,689
Total	$6,452		$81,558

The premium was recorded as an increase in the carrying amount of the underlying debt and is being amortized using the effective interest rate method as a reduction of interest expense through maturity of the underlying debt.

9 This facility is a $26.0 million line of credit secured by certain DMDC land and asset improvements (revolving credit facility), and notes receivable (warehouse facility). The line restricts the revolving credit facility to a maximum outstanding amount of $20.0 million and is subject to certain borrowing base limitations and bears interest at prime (at December 31, 2004, the interest rate was 5.25%). The warehouse facility bears interest at prime plus 100 basis points (at December 31, 2004, the interest rate was 6.25%) and is limited to $6.0 million. The blended rate at December 31, 2004, for the revolving credit facility and the warehouse facility was 5.48%.

10 This facility is a $10.5 million pre-construction development line of credit secured by land underlying the development project located in Dallas, Texas.

11 Our joint venture partner, which owns a 19.9% interest in the Sonoma Mission Inn & Spa, had funded $10.0 million of renovations at the Sonoma Mission Inn & Spa through a mezzanine loan. The Net Operating Income Hurdle Date, as defined in the loan agreement, is the date as of which the Sonoma Mission Inn & Spa has achieved an aggregate Adjusted Net Operating Income, as defined in the loan agreement, of $12 million for a period of 12 consecutive calendar months.

12 The outstanding principal balance of this loan at maturity will be approximately $8.2 million.

13 In December 2004, we purchased a total of $10.1 million of defeasance investments to substitute as collateral for this loan. The cash flow from the defeasance investments (principal and interest) match the total debt service payments of this loan.

14 In January 2005, we entered into a new loan with Wells Fargo for $7.8 million. The loan has an interest-only term until maturity in January 2008, with two one-year extension options, and bears interest at LIBOR plus 125 basis points. The new loan was used to repay the $4.8 million Wells Fargo Note and is secured by 3770 Hughes Parkway. In January 2005, we entered into a LIBOR interest rate cap agreement with a notional amount of $7.8 million which limits the interest rate exposure to 6.0%.

15 This facility is a $41.0 million construction line of credit secured by the Jefferson Station Apartments in Dedham, Massachusetts.

16 Includes $4.3 million of fixed rate debt ranging from 2.9% to 9.27% and $49.7 million of variable rate debt ranging from 4.66% to 6.25%. In July 2004, CRDI entered into an interest rate cap agreement with Bank of America with a notional amount of $2.2 million, increasing to $12.2 million based on the amount of the related loan. At December 31, 2004, $12.1 million was outstanding under this loan. The agreement limits the interest rate exposure on the notional amount to a maximum LIBOR rate of 4.0%.

17 To incur any additional debt, the indenture requires us to meet thresholds for a number of customary financial and other covenants including maximum leverage ratios, minimum debt service coverage ratios, maximum secured debt as a percentage of total undepreciated assets, and ongoing maintenance of unencumbered assets. Additionally, as long as the 2009 Notes are not rated investment grade, there are restrictions on our ability to make certain payments, including distributions to shareholders and investments.

18 In December 2004, we obtained consent from bondholders to eliminate an increase in a debt incurrence test calling for the debt service ratio test to increase from 1.75x to 2.0x as of April 15, 2005 and to clarify the definition of assets and liabilities to exclude in-substance defeased debt and its related assets.

19 In February 2005, we entered into a new $300 million credit facility which replaces the previous facility. All outstanding amounts under the previous facility were repaid in full using cash on hand and proceeds from an initial borrowing under the new facility. The interest rate on the new facility is LIBOR plus 200 basis points and matures on December 31, 2006. Under the new facility, we are subject to certain limitations including the ability to: incur additional debt or sell assets, make certain investments and acquisitions and grant liens. We are also subject to financial covenants, which include debt service ratios, leverage ratios and, in the case of the Operating Partnership, a minimum tangible net worth limitation and a fixed charge coverage ratio.

20 The outstanding balance excludes letters of credit issued under the credit facility of $7.6 million.

The following table shows information about our consolidated fixed and variable rate debt and does not take into account any extension options, hedging arrangements or our anticipated payoff dates.

(in thousands)	BALANCE	PERCENTAGE OF DEBT[1]	WEIGHTED AVERAGE RATE	WEIGHTED AVERAGE MATURITY
Fixed Rate Debt	$1,552,514	72%	7.60%	5.2 years
Variable Rate Debt	599,741	28	4.85	1.4 years
Total Debt	$2,152,255	100%	6.84%[2]	3.7 Years

1 Balance excludes hedges. The percentages for fixed rate debt and variable rate debt, including the $411.3 million of hedged variable rate debt, are 91% and 9%, respectively.

2 Including the effect of hedge arrangements, the overall weighted average interest rate would have been 7.06%.

Listed below are the aggregate principal payments by year required as of December 31, 2004 under our indebtedness. Scheduled principal installments and amounts due at maturity are included.

(in thousands)	SECURED DEBT	UNSECURED DEBT	UNSECURED DEBT LINE OF CREDIT	TOTAL[1]
2005	$ 86,670	$ –	$142,500	$ 229,170
2006	459,173	–	–	459,173
2007	104,252	250,000	–	354,252
2008	108,370	–	–	108,370
2009	274,230	375,000	–	649,230
Thereafter	352,060	–	–	352,060
	$1,384,755	$625,000	$142,500	$2,152,255

1 Based on contractual maturity and does not include the refinance of the credit facility, extension options on Bank of America Fund XII Term Loan, Morgan Stanley Mortgage Capital Inc. Note II, Fleet National Bank Note or the expected early payment of LaSalle Note I.

We are generally obligated by our debt agreements to comply with financial covenants, affirmative covenants and negative covenants, or some combination of these types of covenants. Failure to comply with covenants generally will result in an event of default under that debt instrument. Any uncured or unwaived events of default under our loans can trigger an increase in interest rates, an acceleration of payment on the loan in default, and for our secured debt, foreclosure on the property securing the debt. In addition, a default by us or any of our subsidiaries with respect to any indebtedness in excess of $5.0 million generally will result in a default under the Credit Facility, 2007 Notes, 2009 Notes, the Bank of America Fund XII Term Loan and the Fleet Term Loan after the notice and cure periods for the other indebtedness have passed. As of December 31, 2004, no event of default had occurred, and we were in compliance with all covenants related to our outstanding debt. Our debt facilities generally prohibit loan pre-payment for an initial period, allow pre-payment with a penalty during a following specified period and allow pre-payment without penalty after the expiration of that period. During the year ended December 31, 2004, except for notes prepaid there were no circumstances that required prepayment or increased collateral related to our existing debt.

In addition to the subsidiaries listed in Note 1, "Organization and Basis of Presentation," certain other of our subsidiaries were formed primarily for the purpose of obtaining secured and unsecured debt or joint venture financings. These entities, all of which are consolidated and are grouped based on the Properties to which they relate, are: Funding I Properties (CREM Holdings, LLC, Crescent Capital Funding, LLC, Crescent Funding Interest, LLC, CRE Management I Corp., CRE Management II Corp.); Funding III Properties (CRE Management III Corp.); Funding IV Properties (CRE Management IV Corp.); Funding V Properties (CRE Management V Corp.); Funding VI Properties (CRE Management VI Corp.); Funding VIII Properties (CRE Management VIII, LLC); 707 17th Street (Crescent 707 17th Street, LLC); Funding X Properties (CREF X Holdings Management, LLC, CREF X Holdings, L.P., CRE Management X, LLC); Funding XII Properties (CREF XII Parent GP, LLC, CREF XII Parent L.P., CREF XII Holding GP, LLC, CREF Holdings, L.P., CRE Management XII, LLC); Spectrum Center (Spectrum Mortgage Associates, L.P., CSC Holdings Management, LLC, Crescent SC Holdings, L.P., CSC Management, LLC), The BAC-Colonnade (CEI Colonnade Holdings, LLC), 1301 McKinney Street (Crescent 1301 Holdings GP, LLC, Crescent 1301 Holdings, L.P., Crescent 1301 GP, LLC, Crescent 1301 McKinney, L.P.); The Alhambra (Crescent Alhambra, LLC); Crescent BT I Investors, L.P. (Crescent BT I Management, LLC, Crescent BT I GP, L.P.) and Crescent Finance Company.

Defeasance of LaSalle Note I

In November 2004, in connection with the joint venture of The Crescent Office Property, we released The Crescent, which is held in Funding I, as collateral for the Fleet Fund I Term Loan and the LaSalle Note I by paying off the $160.0 million Fleet Fund I Term Loan and by purchasing $146.2 million of U.S. Treasury and government sponsored agency securities. We placed those securities into a trust for the sole purpose of funding payment of principal and interest on approximately $128.7 million of the LaSalle Note I. This was structured as a legal defeasance, therefore, the debt is reflected as paid down and the difference between the amount of securities purchased and the debt paid down, $17.5 million, was recorded in the "Extinguishment of debt" line item in the Consolidated Statements of Operations.

In January 2005, we released the remaining properties in Funding I that served as collateral for the LaSalle Note I, by purchasing an additional $115.8 million of U.S. Treasury and government sponsored agency securities with an initial weighted average yield of 3.20%. We placed those securities into a collateral account for the sole purpose of funding payments of principal and interest on the remainder of LaSalle Note I. The cash flow from these securities is structured to match the cash flow (principal and interest payments) required under the LaSalle Note I. This transaction was accounted for as an in-substance defeasance, therefore, the debt and the securities purchased remain on our Consolidated Balance Sheets.

Defeasance of Nomura Funding VI

On December 20, 2004, we released Canyon Ranch – Lenox, which is held in Funding VI, as collateral for the Nomura Funding VI Note by purchasing $10.1 million of U.S. Treasury and government sponsored agency securities with an initial weighted average yield of 3.59%. We placed those securities into a collateral account for the sole purpose of funding payments of principal and interest on the Nomura Funding VI Note. The cash flow from the securities is structured to match the cash flow (principal and interest payments) required under the Nomura Funding VI Note. This transaction was accounted for as an in-substance defeasance, therefore, the debt and the securities purchased remain on our Consolidated Balance Sheets.

Defeasance of LaSalle Note II

In January 2004, we released the properties in Funding II, that served as collateral for the Fleet Fund I and II Term Loan and the LaSalle Note II, by reducing the Fleet Fund I and II Term Loan by $104.2 million and purchasing an additional $170.0 million of U.S. Treasury and government sponsored agency securities with an initial weighted average yield of 1.76%. We placed those securities into a collateral account for the sole purpose of funding payments of principal and interest on the remainder of the LaSalle Note II. The cash flow from the securities is structured to match the cash flow (principal and interest payments) required under the LaSalle Note II. This transaction was accounted for as an in-substance defeasance, therefore, the debt and the securities purchased remain on our Consolidated Balance Sheets. The retirement of the Fleet Fund I and II Term Loan and the purchase of the defeasance securities were funded through the $275 million Bank of America Fund XII Term Loan. The collateral for the Bank of America loan was 10 of the 11 properties previously in the Funding II collateral pool. The Bank of America Fund XII Term Loan is structured to allow us the flexibility to sell, joint venture or long-term finance these 10 assets over the next 36 months. The final Funding II property, Liberty Plaza, was moved to the Operating Partnership and subsequently sold in April 2004.

Line of Credit
On October 26, 2004, we entered into a syndicated construction loan with Bank One, NA. The loan is a line of credit with a maximum commitment of $105.8 million which will be used for the development of Northstar at Tahoe and matures October 2006. No amount was outstanding under the loan as of December 31, 2004.

12. INTEREST RATE SWAPS AND CAPS

We use derivative financial instruments to convert a portion of our variable rate debt to fixed rate debt and to manage the fixed to variable rate debt ratio. As of December 31, 2004, we had interest rate swaps and interest rate caps designated as cash flow hedges, which are accounted for in conformity with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities."

The following table shows information regarding the fair value of our interest rate swaps and caps designated as cash flow hedge agreements, which is included in the "Accounts payable, accrued expenses and other liabilities" line item in the Consolidated Balance Sheets, and additional interest expense and unrealized gains (losses) recorded in OCI for the year ended December 31, 2004.

EFFECTIVE DATE	NOTIONAL AMOUNT	MATURITY DATE	REFERENCE RATE	FAIR MARKET VALUE	ADDITIONAL INTEREST EXPENSE	CHANGE IN UNREALIZED GAINS (LOSSES) IN OCI
(in thousands)						
INTEREST RATE SWAPS						
4/18/00	$100,000	4/18/04	6.76%	$ –	$ 1,712	$ 1,695
2/15/03	100,000	2/15/06	3.26%	(232)	1,845	2,114
2/15/03	100,000	2/15/06	3.25%	(229)	1,842	2,111
9/02/03	200,000	9/01/06	3.72%	(1,585)	4,712	5,076
7/08/04[1]	11,266	1/01/06	2.94%	22	–	22
				$(2,024)	$10,111	$11,018
INTEREST RATE CAPS						
7/08/04[1]	$ 12,206	1/01/06	4.00%	$ 1	$ –	$ (15)
12/21/04	70,000	1/09/06	3.50%	53	–	(26)
				$(1,970)	$10,111	$10,977

1 Cash flow hedge is at CRDI, a consolidated subsidiary.

In addition, two of our unconsolidated companies have interest rate caps designated as cash flow hedges of which our portion of change in unrealized gains reflected in OCI was approximately $0.8 million for the year ended December 31, 2004.

We have designated our cash flow hedge agreements as cash flow hedges of LIBOR-based monthly interest payments on a designated pool of variable rate LIBOR indexed debt. The interest rate swaps have been and are expected to remain highly effective. Changes in the fair value of these highly effective hedging instruments are recorded in OCI. The effective portion that has been deferred in OCI will be recognized in earnings as interest expense when the hedged items impact earnings. If an interest rate swap falls outside 80%-125% effectiveness for a quarter, all changes in the fair value of the hedge for the quarter will be recognized in earnings during the current period. If it is determined based on prospective testing that it is no longer likely a hedge will be highly effective on a prospective basis, the hedge will no longer be designated as a cash flow hedge in conformity with SFAS No. 133, as amended. Hedge ineffectiveness of $0.1 million on the designated hedges due to notional/principal mismatches between the hedges and the hedged debt was recognized in interest expense during 2004.

Over the next 12 months, an estimated $2.0 million of Accumulated Other Comprehensive Income will be recognized as interest expense and charged against earnings related to the effective portions of the cash flow hedge agreements.

FAIR VALUE CAPS

In March 2004, in connection with the Bank of America Fund XII Term Loan, we entered into a LIBOR interest rate cap struck at 6.00% for a notional amount of approximately $206.3 million through August 31, 2004, $137.5 million from September 1, 2004 through February 28, 2005, and $68.8 million from March 1, 2005 through March 1, 2006. Simultaneously, we sold a LIBOR interest rate cap with the same terms. Since these instruments do not reduce our net interest rate risk exposure, they do not qualify as hedges and changes to their respective fair values are charged to earnings as the changes occur. As the significant terms of these arrangements are the same, the effects of a revaluation of these instruments are expected to offset each other.

13. RENTALS UNDER OPERATING LEASES

As of December 31, 2004, we received rental income from the lessees of 59 consolidated Office Properties and one Resort/Hotel Property under operating leases.

We lease one Resort/Hotel Property for which we recognize rental income under an operating lease that provides for percentage rent. For the years ended December 31, 2004, 2003 and 2002, the percentage rent amounts for the one Resort/Hotel Property were $4.7 million, $4.9 million and $4.7 million, respectively.

In general, Office Property leases provide for the payment of fixed base rents and the reimbursement by the tenant to us of annual increases in operating expenses in excess of base year operating expenses. The excess operating expense amounts totaled $66.0 million, $78.9 million and $88.9 million, for the years ended December 31, 2004, 2003 and 2002, respectively. These excess operating expenses are generally payable in equal installments throughout the year, based on estimated increases, with any differences adjusted at year end based upon actual expenses.

For non-cancelable operating leases for wholly-owned and non wholly-owned consolidated Office Properties owned as of December 31, 2004, future minimum rentals (base rents) during the next five years and thereafter (excluding tenant reimbursements of operating expenses for Office Properties) are as follows:

(in millions)	FUTURE MINIMUM RENTALS
2005	$ 277.2
2006	260.7
2007	229.4
2008	201.2
2009	172.8
Thereafter	599.5
	$1,740.8

See Note 2, "Summary of Significant Accounting Policies," for discussion of revenue recognition.

14. COMMITMENTS, CONTINGENCIES AND LITIGATION

COMMITMENTS

LEASE COMMITMENTS

We had seventeen wholly-owned Properties at December 31, 2004 located on land that is subject to long-term ground leases, which expire between 2015 and 2080. Lease expense associated with ground leases during each of the three years ended December 31, 2004, 2003, and 2002 was $4.2 million, $2.6 million and $2.9 million, respectively. Future minimum lease payments due under such leases as of December 31, 2004, are as follows:

(in thousands)	FUTURE MINIMUM LEASE PAYMENTS
2005	$ 2,042
2006	2,041
2007	2,044
2008	2,052
2009	2,090
Thereafter	141,219
	$151,488

GUARANTEE COMMITMENTS

The FASB issued Interpretation 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), requiring a guarantor to disclose its guarantees. Our guarantees in place as of December 31, 2004 are listed in the table below. For the guarantees on indebtedness, no triggering events or conditions are anticipated to occur that would require payment under the guarantees and management believes the assets associated with the loans that are guaranteed are sufficient to cover the maximum potential amount of future payments and therefore, would not require us to provide additional collateral to support the guarantees. We have not recorded a liability associated with these guarantees as they were entered into prior to the adoption of FIN 45.

(in thousands)

DEBTOR	GUARANTEED AMOUNT OUTSTANDING AT DECEMBER 31, 2004	MAXIMUM GUARANTEED AMOUNT AT DECEMBER 31, 2004
CRDI – Eagle Ranch Metropolitan District – Letter of Credit[1]	$ 7,572	$ 7,572
Main Street Partners, L.P. – Letter of Credit[2,3]	4,250	4,250
Total Guarantees	$11,822	$11,822

1 We provide a $7.6 million letter of credit to support the payment of interest and principal of the Eagle Ranch Metropolitan District Revenue Development Bonds.

2 See Note 9, "Investments in Unconsolidated Companies," for a description of the terms of this debt.

3 We and our joint venture partner each obtained separate letters of credit to guarantee the repayment of up to $4.3 million each of the Main Street Partners, L.P. loan.

OTHER COMMITMENTS

On December 3, 2004 we entered into an agreement to provide a $34.5 million mezzanine loan secured by ownership interests in an entity that owns an office property in New York, New York. The loan was funded in February 2005, and we immediately sold a 50% participating interest for $17.25 million.

In 2003, we entered into a one year option agreement for the future sale of approximately 1.5 acres of undeveloped investment land located in Houston, Texas, for approximately $7.8 million. We received $0.01 million of consideration in 2003. The option agreement may be extended up to four years on a yearly basis at the option of the prospective purchaser for additional consideration. In September 2004, we received $0.01 million of consideration to extend this option for an additional year.

See Note 8, "Temperature-Controlled Logistics," for a description of our commitments related to our ownership of common shares in AmeriCold and the termination of our partnership with Vornado.

See Note 21, "COPI," for a description of our commitments related to the agreement with COPI, executed on February 14, 2002, all of which have been fulfilled.

CONTINGENCIES

ENVIRONMENTAL MATTERS

All of the Properties have been subjected to Phase I environmental assessments, and some Properties have been subjected to Phase II soil and ground water sampling as part of the Phase I assessments. Such assessments have not revealed, nor is management aware of, any environmental liabilities that management believes would have a material adverse effect on our financial position or results of operations.

LITIGATION

We are involved from time to time in various claims and legal actions in the ordinary course of business. Management does not believe that the impact of such matters will have a material adverse effect on our financial condition or results of operations when resolved. During the year ended December 31, 2004, we received $3.7 million ($2.3 million, net of tax) in partial litigation settlement fees which was recorded in the "Residential Development Property Revenue" line item in our Consolidated Statements of Operations. During the year ended December 31, 2003, we paid $1.7 million to settle claims arising in the ordinary course of business. During the year ended December 31, 2002, we received a $4.5 million litigation settlement fee, which was recorded in the "Interest and other income" line item in our Consolidated Statements of Operations. In connection with the same litigation, we incurred $2.6 million of legal fees, which is included in the "Other expenses" line item in our Consolidated Statements of Operations.

15. STOCK AND UNIT BASED COMPENSATION

STOCK OPTION PLANS

Crescent has two stock incentive plans, the 1995 Stock Incentive Plan, which we refer to as the 1995 Plan, and the 1994 Stock Incentive Plan, which we refer to as the 1994 Plan. Due to the approval of the 1995 Plan, additional options and restricted shares will no longer be granted under the 1994 Plan. Under the 1994 Plan, Crescent had granted, net of forfeitures, 2,509,800 options which are fully vested and no restricted shares. The maximum number of options and/or restricted shares that Crescent was able to initially grant at inception under the 1995 Plan was 2,850,000 shares. The maximum aggregate number of shares available for grant under the 1995 Plan increases automatically on January 1 of each year by an amount equal to 8.5% of the increase in the number of common shares and units outstanding since January 1 of the preceding year, subject to certain adjustment provisions. As of January 1, 2005, the number of shares Crescent may issue under the 1995 Plan is 9,981,647. Under the 1995 Plan, Crescent had issued shares due to the exercise of options and restricted shares of 2,071,196 and 323,718, respectively, through December 31, 2004. In addition, under the 1995 Plan, Crescent had granted, net of forfeitures, unexercised options to purchase 5,872,530 shares as of December 31, 2004. Under both plans, options are granted at a price not less than the market value of the shares on the date of grant and expire ten years from the date of grant. The options that have been granted under the 1995 Plan vest over five years, with the exception of 500,000 options that vest over two years, 250,000 options that vest over three and a half years and 60,000 options that vest six months from the initial date of grant.

In 2002, John Goff, Vice-Chairman of our Board of Trust Managers and our Chief Executive Officer, was granted the right to earn 300,000 restricted shares under the 1995 Plan. These shares vest at 100,000 shares per year on February 19, 2005, February 19, 2006 and February 19, 2007. Compensation expense is being recognized on a straight-line basis. For the year ended December 31, 2004, approximately $1.9 million was recorded as compensation expense related to this grant.

A summary of the status of Crescent's 1994 and 1995 Plans as of December 31, 2004, 2003 and 2002, and changes during the years then ended is presented in the table below.

(share amounts in thousands)

	2004		2003		2002	
	SHARES UNDERLYING UNIT OPTIONS	WTD. AVG. EXERCISE PRICE PER SHARE	SHARES UNDERLYING UNIT OPTIONS	WTD. AVG. EXERCISE PRICE PER SHARE	SHARES UNDERLYING UNIT OPTIONS	WTD. AVG. EXERCISE PRICE PER SHARE
Outstanding as of January 1,	**7,127**	**$21**	7,455	$21	6,975	$21
Granted	**220**	**16**	70	16	1,017	18
Exercised	**(54)**	**15**	(95)	15	(338)	16
Forfeited	**(36)**	**18**	(303)[1]	29	(199)	18
Canceled	**(1,372)**	**22**	–	–	–	–
Outstanding/Wtd. Avg. as of December 31,	**5,885[2]**	**$21**	7,127	$21	7,455	$21
Exercisable/Wtd. Avg. as of December 31,	**5,033**	**$21**	4,794	$22	3,985	$23

1 Includes 205 share options which were exchanged for 102.5 unit options (205 common share equivalents) with a weighted average exercise price of $34 during the year ended December 31, 2003. Excluding these share options, the weighted average exercise price would have been $19.

2 Includes 6 unit options (12 common shares equivalents) outstanding under the 1994 Unit Plan.

The following table summarizes information about the 1994 and 1995 plans' options outstanding and exercisable at December 31, 2004.

(share amounts in thousands)

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT 12/31/04	WTD. AVG. YEARS REMAINING BEFORE EXPIRATION	WTD. AVG. EXERCISE PRICE	NUMBER EXERCISABLE AT 12/31/04	WTD. AVG. EXERCISE PRICE
$12 to 16	1,450	5.1	$16	1,352	$16
$16 to 21	2,384	5.8	18	1,765	18
$21 to 26	936	4.9	22	800	22
$26 to 39	1,115	3.1	$32	1,116	$32
$12 to 39	5,885	5.0	21	5,033	21

UNIT PLANS

The Operating Partnership has three unit incentive plans, the 1995 Unit Incentive Plan, which we refer to as the 1995 Unit Plan, the 1996 Unit Incentive Plan, which we refer to as the 1996 Unit Plan, and the 2004 Long-Term Incentive Plan, which we refer to as the 2004 Unit Plan.

Effective January 2, 2003, the 1995 Unit Plan was amended to make it available to all of our employees and advisors, to provide for the grant of unit options and to increase the number of units and common shares available for issuance. Prior to 2003, the 1995 Unit Plan was not available to officers or trust managers and did not provide for the grant of options. The 1995 Unit Plan has an aggregate of 400,000 common shares reserved for issuance upon the exchange of 200,000 units, which are available for issuance. As of December 31, 2004, an aggregate of 7,012 units had been distributed under the 1995 Unit Plan and we granted, net of forfeitures, unexercised options to purchase, 60,197 unit options. The unit options granted under the 1995 Unit Plan were priced at fair market value on the date of grant, vest over five years and expire ten years from the date of grant. Each unit that was issued, and each unit received upon exercise of unit options that were granted, under the 1995 Unit Plan is exchangeable for two common shares or, at the option of Crescent, an equivalent amount of cash, except that any units issued to executive officers or trust managers will be exchangeable only for treasury shares unless shareholder approval is received.

The 1996 Unit Plan provides for the grant of options to acquire up to 2,000,000 units. Through December 31, 2004, the Operating Partnership had granted, net of forfeitures, options to acquire 1,280,122 units. Forfeited options are available for grant. The unit options granted under the 1996 Unit Plan were priced at fair market value on the date of grant, generally vest over seven years, and expire ten years from the date of grant. Pursuant to the terms of the unit options granted under the 1996 Unit Plan, because the fair market value of Crescent's common shares equaled or exceeded $25.00 for each of ten consecutive trading days, the vesting of an aggregate of 500,000 units was accelerated and such units became immediately exercisable in 1996. In addition, 100,000 unit options vest 50% after three years and 50% after five years. Under the 1996 Unit Plan, each unit that may be purchased is exchangeable, as a result of shareholder approval in June 1997, for two common shares or, at the option of Crescent, an equivalent amount of cash.

A summary of the status of the Operating Partnership's 1995 and 1996 Unit Plans as of December 31, 2004, 2003 and 2002, and changes during the years then ended is presented in the table below (assumes each unit is exchanged for two common shares).

(share amounts in thousands)

	2004		2003		2002	
	SHARES UNDERLYING UNIT OPTIONS	WTD. AVG. EXERCISE PRICE PER SHARE	SHARES UNDERLYING UNIT OPTIONS	WTD. AVG. EXERCISE PRICE PER SHARE	SHARES UNDERLYING UNIT OPTIONS	WTD. AVG. EXERCISE PRICE PER SHARE
Outstanding as of January 1,	**3,144**	**$ 18**	2,837	$ 17	2,394	$ 17
Granted	**31**	**17**	307[1]	28	443	18
Exercised	**–**	**–**	–	–	–	–
Forfeited	**–**	**–**	–	–	–	–
Canceled	**(494)**	**24**	–	–	–	–
Outstanding/Wtd. Avg. as of December 31,	**2,681**	**$ 17**	3,144	$ 18	2,837	$ 17
Exercisable/Wtd. Avg. as of December 31,	**2,581**	**$ 17**	2,942	$ 19	2,080	$ 17

1 Includes 205 share options which were exchanged for 102.5 unit options (205 common share equivalents) with a weighted average exercise price of $34 during the year ended December 31, 2003. Excluding these unit options, the weighted average exercise price would have been $16.

The following table summarizes information about unit options granted under the 1995 and 1996 Unit Plans and outstanding and exercisable at December 31, 2004.

(share amounts in thousands)

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT 12/31/04	WTD. AVG. YEARS REMAINING BEFORE EXPIRATION	WTD. AVG. EXERCISE PRICE	NUMBER EXERCISABLE AT 12/31/04	WTD. AVG. EXERCISE PRICE
$12 to 16	235	5.4	$ 16	208	$ 16
$16 to 21	2,446	2.8	18	2,373	18
$21 to 26	–	–	–	–	–
$26 to 39	–	–	$ –	–	$ –
$12 to 39	2,681	3.0	17	2,581	17

2004 Unit Plan

The 2004 Unit Plan provides for the issuance by the Operating Partnership of up to 1,802,500 restricted units (3,605,000 common share equivalents) to our officers. Restricted units granted under the 2004 Unit Plan vest in 20% increments when the average closing price of Crescent common shares on the New York Stock Exchange for the immediately preceding 40 trading days equals or exceeds $19.00, $20.00, $21.00, $22.50 and $24.00. The 2004 Unit Plan also gives discretion to the General Partner to establish one or more alternative objective annual performance targets for us. Any restricted unit that is not vested on or prior to June 30, 2010 will be forfeited. Each vested restricted unit will be exchangeable, beginning on the second anniversary of the date of grant, for cash equal to the value of two of Crescent common shares based on the closing price of the common shares on the date of exchange, and subject to a six-month hold period following vesting, unless, prior to the date of the exchange, Crescent requests and obtain shareholder approval authorizing it, in its discretion, to deliver instead two common shares in exchange for each such restricted unit. Regular quarterly distributions accrue on unvested restricted units and are payable upon vesting of the restricted units. As a requirement to participate in the plan, officers were required to cancel 2,413,815 of their existing stock or unit options. Effective December 1, 2004, the Operating Partnership granted a total of 1,703,750 Partnership Units (3,407,500 common share equivalents) under the 2004 Unit Plan. We obtained a third-party valuation to determine the fair value of the restricted units issued under the 2004 Unit Plan. The third-party, utilizing a series of methods including binomial and trinomial lattice-based models, probabilistic analysis and models to estimate the implied long-term dividend growth rate, determined the fair value of the restricted units granted to be approximately $25.1 million, which is being amortized on a straight-line basis over the related service period. For the year ended December 31, 2004, approximately $0.4 million was recorded as compensation expense related to this grant.

Unit Options Granted Under Operating Partnership Agreement

During the years ended December 31, 2004, 2003 and 2002, the Operating Partnership granted options to acquire 2,761,071 units, or 5,552,142 common share equivalents, to officers. The unit options granted were priced at fair market value on the date of grant, vest over five years and expire ten years from the date of grant. Each unit received upon exercise of the unit options will be exchangeable for two common shares or, at the option of Crescent, an equivalent amount of cash, except that the units will be exchangeable only for treasury shares unless shareholder approval is received.

A summary of the status of the unit options granted under the Operating Partnership Agreement as of December 31, 2004, 2003 and 2002, and changes during the years then ended is presented in the table below (assumes each unit is exchanged for two common shares).

	2004		2003		2002	
(share amounts in thousands)	SHARES UNDERLYING UNIT OPTIONS	WTD. AVG. EXERCISE PRICE PER SHARE	SHARES UNDERLYING UNIT OPTIONS	WTD. AVG. EXERCISE PRICE PER SHARE	SHARES UNDERLYING UNIT OPTIONS	WTD. AVG. EXERCISE PRICE PER SHARE
Outstanding as of January 1,	**5,697**	**$18**	5,357	$18	300	$22
Granted	**125**	**18**	340	16	5,057	18
Exercised	**–**	**–**	–	–	–	–
Forfeited	**(20)**	**–**	–	–	–	–
Canceled	**(548)**	**18**	–	–	–	–
Outstanding/Wtd. Avg. as of December 31,	**5,254**	**$18**	5,697	$18	5,357	$18
Exercisable/Wtd. Avg. as of December 31,	**1,911**	**$18**	777	$18	60	$22

The following table summarizes information about the unit options granted under the Operating Partnership Agreement that are outstanding and exercisable at December 31, 2004.

(share amounts in thousands)		OPTIONS OUTSTANDING		OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT 12/31/04	WTD. AVG. YEARS REMAINING BEFORE EXPIRATION	WTD. AVG. EXERCISE PRICE	NUMBER EXERCISABLE AT 12/31/04	WTD. AVG. EXERCISE PRICE
$12 to 16	120	8.4	$15	24	$15
$16 to 21	4,984	7.2	17	1,797	17
$21 to 26	150	6.2	22	90	22
$26 to 39	–	–	$ –	–	$ –
$12 to 39	5,254	7.2	18	1,911	18

Stock and Unit Option Plans

On January 1, 2003, we adopted the expense recognition provisions of SFAS No. 123, on a prospective basis as permitted by SFAS No. 148. We value stock and unit options issued using the Black-Scholes option-pricing model and recognize this value as an expense over the period in which the options vest. Under this standard, recognition of expense for stock options is applied to all options granted after the beginning of the year of adoption.

During the year ended December 31, 2004, we granted 220,000 stock options under the 1995 Plan, 15,300 unit options under the 1995 Unit Plan and 62,500 unit options under no plan. We recognized compensation expense related to these option grants which was not significant to our results of operations.

At December 31, 2004, 2003 and 2002, the weighted average fair value of options granted was $1.05, $0.63 and $1.40, respectively. The fair value of each option is estimated at the date of grant using the Black-Scholes option-pricing model based on the expected weighted average assumptions in the following calculation.

	FOR THE YEARS ENDED DECEMBER 31,		
	2004	2003	2002
Life of options	**10 years**	10 years	10 years
Risk-free interest rates	**4.3%**	3.6%	4.0%
Dividend yields	**8.8%**	9.9%	8.5%
Stock price volatility	**24.9%**	25.1%	25.1%

16. MINORITY INTERESTS

Minority interests in the Operating Partnership represents the proportionate share of the equity in the Operating Partnership of limited partners other than Crescent. The ownership share of limited partners other than Crescent is evidenced by Operating Partnership units. The Operating Partnership pays a regular quarterly distribution to the holders of Operating Partnership units.

Each Operating Partnership unit may be exchanged for either two common shares of Crescent or, at the election of Crescent, cash equal to the fair market value of two common shares at the time of the exchange. When a unitholder exchanges a unit, Crescent's percentage interest in the Operating Partnership increases. During the year ended December 31, 2004, there were 41,958 units exchanged for 83,916 common shares of Crescent.

Minority interests in real estate partnerships represents joint venture or preferred equity partners' proportionate share of the equity in certain real estate partnerships. We hold a controlling interest in the real estate partnerships and consolidate the real estate partnerships into our financial statements. Income in the real estate partnerships is allocated to minority interests based on weighted average percentage ownership during the year.

The following table summarizes minority interests as of December 31, 2004 and 2003:

(in thousands)	2004	2003
Limited partners in the Operating Partnership	**$113,572**	$108,706
Development joint venture partners – Residential Development Segment	**33,760**	31,305
Joint venture partners – Office Segment	**9,308**	8,790
Joint venture partners – Resort/Hotel Segment	**6,513**	7,028
Other	**(242)**	–
	$162,911	$155,829

The following table summarizes the minority interests' share of net income for the years ended December 31, 2004, 2003 and 2002:

(in thousands)	2004	2003	2002
Limited partners in the Operating Partnership	**$29,530**	$ 4,984	$ 8,552
Development joint venture partners – Residential Development Segment	**9,041**	2,933	5,067
Joint venture partners – Office Segment	**(163)**	(576)	470
Joint venture partners – Resort/Hotel Segment	**(1,131)**	(902)	(157)
Joint venture partners – Other	**(66)**	–	–
Subsidiary preferred equity	**–**	–	5,722
	$37,211	$ 6,439	$19,654

17. SHAREHOLDERS' EQUITY

SHARE REPURCHASE PROGRAM

We commenced our Share Repurchase Program in March 2000. On October 15, 2001, our Board of Trust Managers increased from $500.0 million to $800.0 million the amount of outstanding common shares that can be repurchased from time to time in the open market or through privately negotiated transactions. There were no share repurchases under the program for the year ended December 31, 2004. As of December 31, 2004, we had repurchased 20,256,423 common shares under the share repurchase program, at an aggregate cost of approximately $386.9 million, resulting in an average repurchase price of $19.10 per common share. All repurchased shares were recorded as treasury shares.

SERIES A PREFERRED OFFERINGS

On January 15, 2004, we completed an offering of an additional 3,400,000 Series A Convertible Cumulative Preferred Shares at a $21.98 per share price and with a liquidation preference of $25.00 per share for aggregate total offering proceeds of approximately $74.7 million. The Series A Preferred Shares are convertible at any time, in whole or in part, at the option of the holders into common shares at a conversion price of $40.86 per common share (equivalent to a conversion rate of 0.6119 common shares per Series A Preferred Share), subject to adjustment in certain circumstances. The Series A Preferred Shares have no stated maturity and are not subject to sinking fund or mandatory redemption. At any time, the Series A Preferred Shares may be redeemed, at our option, by paying $25.00 per share plus any accumulated accrued and unpaid distributions. Dividends on the additional Series A Preferred Shares are cumulative from November 16, 2003, and are payable quarterly in arrears on the fifteenth of February, May, August and November, commencing February 16, 2004. The annual fixed dividend on the Series A Preferred Shares is $1.6875 per share.

Net proceeds to us from the January 2004 Series A Preferred Offering after underwriting discounts and other offering costs of approximately $3.7 million were approximately $71.0 million. We used the net proceeds to pay down our credit facility.

DISTRIBUTIONS

The distributions to common shareholders and unitholders paid during the years ended December 31, 2004, 2003 and 2002, were $175.6 million, $175.5 million and $192.7 million, respectively. These distributions represented an annualized distribution of $1.50 per common share and equivalent unit for the years ended December 31, 2004, 2003 and 2002. Through August 2002, we held 14,468,623 of our common shares in a wholly-owned subsidiary, Crescent SH IX, Inc. The distribution amounts above include $16.3 million of distributions for the year ended December 31, 2002, which were paid for common shares held by us, and which were eliminated in consolidation. On February 16, 2005, we distributed $43.9 million to common shareholders and unitholders.

Distributions to Series A Preferred shareholders for the years ended December 31, 2004, 2003 and 2002, were $24.0 million, $18.2 million and $17.0 million, respectively. The distributions per Series A Preferred share were $1.6875 per preferred share annualized for each of the three years. On February 16, 2005, we distributed $6.0 million to Series A Preferred shareholders.

Distributions to Series B Preferred shareholders for the years ended December 31, 2004, 2003 and 2002, were $8.1 million, $8.1 million and $4.0 million, respectively. The distributions per Series B Preferred share were $2.3750 per preferred share annualized for each of the three years. On February 16, 2005, we distributed $2.0 million to Series B Preferred shareholders.

COMMON SHARES

Following is the income tax status of distributions paid on common shares for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Ordinary dividend	**–%**	2.0%	4.8%
Qualified dividend eligible for 15% tax rate	**–**	7.1	N/A
Capital gain	**23.2**	1.2	17.3
Return of capital	**57.4**	88.7	75.2
Unrecaptured Section 1250 gain	**19.4**	1.0	2.7
	100.0%	100.0%	100.0%

PREFERRED SHARES

Following is the income tax status of distributions paid for the years ended December 31, 2004, 2003 and 2002 to preferred shareholders:

	CLASS A PREFERRED			CLASS B PREFERRED		
	2004	2003	2002	2004	2003	2002
Ordinary dividend	**–%**	17.9%	19.5%	**–%**	17.9%	19.5%
Qualified dividend eligible for 15% tax rate	**–**	62.4	N/A	**–**	62.4	N/A
Capital gain	**54.4**	10.9	69.6	**54.4**	10.9	69.6
Unrecaptured Section 1250 Gain	**45.6**	8.8	10.9	**45.6**	8.8	10.9
	100.0%	100.0%	100.0%	**100.0%**	100.0%	100.0%

18. INCOME TAXES

TAXABLE CONSOLIDATED ENTITIES

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities of taxable consolidated entities for financial reporting purposes and the amounts used for income tax purposes. During 2004 and 2003, the taxable consolidated entities were comprised of our taxable REIT subsidiaries.

We intend to maintain our qualification as a REIT under Section 856 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, we generally will not be subject to federal corporate income taxes as long as we satisfy certain technical requirements of the Code, including the requirement to distribute 90% of REIT taxable income to our shareholders. Accordingly, we do not believe that we will be liable for current income taxes on our REIT taxable income at the federal level or in most of the states in which we operate. We consolidate certain taxable REIT subsidiaries, which are subject to federal and state income tax.

Significant components of our deferred tax liabilities and assets at December 31, 2004 and 2003 from continuing operations are as follows:

(in thousands)	DECEMBER 31, 2004	DECEMBER 31, 2003
Deferred tax liabilities:		
Residential development costs	**$(23,926)**	$(21,854)
Depreciation	**(5,563)**	(5,196)
Minority interest	**(4,934)**	(4,782)
Land value adjustments	**(14,891)**	–
Total deferred tax liabilities:	**$(49,314)**	$(31,832)
Deferred tax assets:		
Deferred revenue	**$ 28,678**	$ 31,686
Hotel lease acquisition costs	**1,404**	3,338
Amortization of intangible assets	**11,790**	9,055
Net operating loss carryforwards	**7,655**	5,190
Impairment of assets	**5,383**	4,087
Related party interest expense not currently deductible	**13,056**	–
Other	**7,449**	7,986
Total deferred tax assets	**$ 75,415**	$ 61,342
Valuation allowance for deferred tax assets	**(12,710)**	(12,004)
Deferred tax assets, net of valuation allowance	**$ 62,705**	$ 49,338
Net deferred tax assets	**$ 13,391**	$ 17,506

In addition to the net deferred tax assets of approximately $13.4 million at December 31, 2004, we had a current tax receivable of $0.4 million, comprising the total Income tax asset – current and deferred, net on our Consolidated Balance Sheets at December 31, 2004. At December 31, 2003, we had a current income tax payable of approximately $8.0 million.

SFAS No. 109, "Accounting for Income Taxes," requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management determined that a $12.7 million and a $12.0 million valuation allowance at December 31, 2004 and 2003 respectively, were necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. When assessing the adequacy of the valuation allowance, management considered both anticipated reversals of deferred tax liabilities and other potential sources of taxable income in future years. We have available net operating loss carryforwards of approximately $9.6 million at December 31, 2004, arising from operations of the taxable REIT subsidiaries prior to joining the consolidated taxable REIT group. The net operating loss carryforwards will expire between 2019 and 2023.

Consolidated income (loss) from continuing operations subject to tax was $(33.2) million, $69.4 million and $(21.2) million for the years ended December 31, 2004, 2003 and 2002 respectively. The reconciliation of (i) income tax attributable to consolidated income (loss) subject to tax computed at the U.S. statutory rate to (ii) income tax benefit is shown below:

	YEAR ENDED DECEMBER 31, 2004		YEAR ENDED DECEMBER 31, 2003		YEAR ENDED DECEMBER 31, 2002	
(in thousands)	AMOUNT	PERCENT	AMOUNT	PERCENT	AMOUNT	PERCENT
Tax at U.S. statutory rates on consolidated income (loss) subject to tax	**$11,615**	**35.0%**	$(24,284)	(35.0)%	$ 7,434	35.0%
State income tax, net of federal income tax benefit	**1,327**	**4.0**	(3,045)	(4.4)	809	3.8
Other	**701**	**2.1**	274	0.4	251	1.2
Increase in valuation allowance	**(706)**	**(2.1)**	–	–	(3,859)	(18.6)
	$12,937	**39.0%**	$(27,055)	(39.0)%	$ 4,635	21.4%

(in thousands)	2004	2003	2002
Current tax benefit (expense)	**$ 401**	$(12,055)	$(3,065)
Deferred tax benefit (expense)	**12,536**	(15,000)	7,700
Federal income tax benefit (expense)	**$12,937**	$(27,055)	$ 4,635

Our $12.9 million income tax benefit for the year ended December 31, 2004, consists primarily of $9.2 million for the Residential Development Segment and $8.4 million for the Resort/Hotel Segment partially offset by $2.0 million tax expense for the Office Segment and $2.7 million expense for other taxable REIT subsidiaries.

19. RELATED PARTY TRANSACTIONS

DBL HOLDINGS, INC.

Between June 1999 and December 2000, we contributed approximately $24.2 million to DBL. The contribution was used by DBL to make an equity contribution to DBL-ABC, Inc., a wholly-owned subsidiary of DBL, which committed to purchase an affiliated partnership interest representing a 12.5% interest in G2. G2 was formed for the purpose of investing principally in commercial mortgage backed securities and is managed and controlled by an entity that we refer to as the G2 General Partner that is owned equally by GMSPLP and GMAC Commercial Mortgage Corporation. The G2 General Partner is entitled to an annual asset management fee. Additionally, the G2 General Partner has a 1% interest in profits and losses of G2 and, after payment of specified amounts to partners, a promoted interest based on payments to unaffiliated limited partners. As an affiliated limited partner, DBL-ABC, Inc.'s returns are not impacted by the G2 General Partner's promoted interest. As of December 31, 2004, DBL-ABC, Inc. has received approximately $22.4 million cumulative distributions. The investment balance as of December 31, 2004, is approximately $13.0 million. In February 2005, we received a cash distribution of approximately $17.9 million from DBL, bringing the total distributions to $40.3 million on an initial investment of $24.2 million.

The ownership structure of GMSPLP consists of an approximately 86% limited partnership interest owned directly and indirectly by Richard E. Rainwater, Chairman of our Board of Trust Managers, and an approximately 14% general partnership interest, of which approximately 6% is owned by Darla Moore, who is married to Mr. Rainwater, and approximately 6% is owned by John C. Goff, Vice-Chairman of our Board of Trust Managers and our Chief Executive Officer. The remaining approximately 2% general partnership interest is owned by unrelated parties.

On January 2, 2003, we purchased the remaining 2.56% economic interest, representing 100% of the voting stock, in DBL from Mr. Goff. Total consideration paid for Mr. Goff's interest was $0.4 million. Our Board of Trust Managers, including all of the independent trust managers, approved the transaction based in part on an appraisal of the assets of DBL by an independent appraisal firm. As a result of this transaction, DBL is wholly-owned by us and is consolidated beginning as of and for the year ended December 31, 2003. Also, because DBL owns a majority of the voting stock in MVDC and HADC, we consolidated these two Residential Development Corporations beginning as of and for the year ended December 31, 2003.

LOANS TO EMPLOYEES AND TRUST MANAGERS OF THE COMPANY FOR EXERCISE OF STOCK OPTIONS AND UNIT OPTIONS

As of December 31, 2004, we had approximately $38.0 million in loan balances outstanding reflected in the "Additional paid-in capital" line item in the Consolidated Balance Sheets, inclusive of current interest accrued of approximately $0.2 million, to certain of our employees and trust managers on a recourse basis under stock and unit incentive plans pursuant to an agreement approved by our Board of Trust Managers and its Executive Compensation Committee. The employees and the trust managers used the loan proceeds to acquire common shares of Crescent pursuant to the exercise of vested stock and unit options. The loans bear interest at 2.52% per year (based on the Applicable Federal Rates (AFR) discussed below), payable quarterly, mature on July 28, 2012, and may be repaid in full or in part at any time without premium or penalty. Mr. Goff had a loan representing $26.4 million of the $38.0 million total outstanding loans at December 31, 2004. No conditions exist at December 31, 2004 which would cause any of the loans to be in default.

Under the option to obtain loans pursuant to our stock and unit incentive plans, we granted loans to our employees and trust managers through July 29, 2002, at which time we ceased offering such loans. The loans entered into had interest rates equal to the applicable federal short-term, mid-term and long-term AFR, determined and published by the IRS based upon average market yields of specified maturities. On July 29, 2002, the loans were amended to extend the remaining terms until July 28, 2012, to stipulate that every three years the interest rate on the loans would be adjusted to the AFR applicable at that time for a three-year loan, and to provide the employees and trust managers the option, at any time, to fix the interest rate for each of the loans to the AFR applicable at that time for a loan with a term equal to the remaining term of the loan. On July 29, 2003, each of the employees and trust managers elected to fix the interest rate on the loans and the interest rate on the loans, each with a remaining term of nine years, was reduced to 2.52%. As a result of the amendments to the terms and the interest rates which reflected below prevailing market interest rates, we recognized $1.9 million additional compensation expense for the year ended December 31, 2002, reflected in the "Other expenses" line item in our Consolidated Statements of Operations.

OTHER

We have a policy which allows employees to purchase our residential properties marketed and sold by our subsidiaries in the ordinary course of business. This policy requires the individual to purchase the property for personal use or investment and requires the property to be held for at least two years. In addition this policy requires, among other things, that the prices paid by affiliates must be equivalent to the prices paid by unaffiliated third parties for similar properties in the same development and that the other terms and conditions of the transaction must be at least as beneficial to us as the terms and conditions with respect to the other properties in the same development. In the first quarter of 2005, two executive officers entered into binding contracts to purchase three condominium units at two of our residential development projects.

On June 28, 2002, we purchased the home of an executive officer to facilitate the hiring and relocation of this executive officer. The purchase price was approximately $2.6 million, consistent with a third-party appraisal obtained by us. Shortly after the purchase of the home, certain changes in the business environment in Houston resulted in a weakened housing market. In May 2004, we completed the sale of the home for proceeds, net of selling costs, of approximately $1.8 million. We previously recorded an impairment charge of approximately $0.6 million, net of taxes, during the year ended December 31, 2003.

20. QUARTERLY FINANCIAL INFORMATION *(unaudited)*

	FOR THE 2004 QUARTER ENDED			
(in thousands)	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
Total Property revenues	$219,787	$227,094	$234,440	$297,440
Total Property expenses	139,356	147,866	155,628	219,140
Income (loss) from continuing operations before minority interests and income taxes	(13,457)	(17,772)	(20,179)	240,686
Minority interests	1,921	2,150	792	(42,074)
Income tax (provision) benefit	1,277	5,324	6,614	(278)
Income from discontinued operations, net of minority interests	1,836	3,312	2,429	2,644
Impairment charges related to real estate assets from discontinued operations, net of minority interests	(1,994)	(424)	(297)	(263)
(Loss) gain on real estate from discontinued operations, net of minority interests	(47)	(2,073)	(32)	3,204
Cumulative effect of a change in accounting principle, net of minority interests	(363)	–	–	–
Net (loss) income available to common shareholders – Basic	$ (18,597)	$ (17,493)	$(18,682)	$195,910
Net (loss) income available to common shareholders – Diluted	$ (18,597)	$ (17,493)	$ (18,682)	$202,149
Per share data:				
Basic Earnings Per Common Share				
– (Loss) income available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	$ (0.19)	$ (0.19)	$ (0.21)	$ 1.92
– Income from discontinued operations, net of minority interests	0.02	0.03	0.02	0.03
– Impairment charges related to real estate assets from discontinued operations, net of minority interests	(0.02)	–	–	–
– (Loss) gain on real estate from discontinued operations, net of minority interests	–	(0.02)	–	0.03
– Net (loss) income available to common shareholders – Basic	$ (0.19)	$ (0.18)	$ (0.19)	$ 1.98
Diluted Earnings Per Common Share				
– (Loss) income available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	$ (0.19)	$ (0.19)	$ (0.21)	$ 1.81
– Income from discontinued operations, net of minority interests	0.02	0.03	0.02	0.02
– Impairment charges related to real estate assets from discontinued operations, net of minority interests	(0.02)	–	–	–
– (Loss) gain on real estate from discontinued operations, net of minority interests	–	(0.02)	–	0.03
– Net (loss) income available to common shareholders – Diluted	$ (0.19)	$ (0.18)	$ (0.19)	$ 1.86

	FOR THE 2003 QUARTER ENDED			
(in thousands)	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
Total Property revenues	$215,424	$219,574	$199,022	$237,696
Total Property expenses	139,026	147,309	128,072	153,369
Income (loss) from continuing operations before minority interests and income taxes	(6,744)	(5,043)	700	73,029
Minority interests	1,695	(1,117)	(1,093)	(5,924)
Income tax (provision) benefit	2,404	3,067	4,865	(37,391)
Income from discontinued operations, net of minority interests	3,603	4,496	815	3,425
Impairment charges related to real estate assets from discontinued operations, net of minority interests	(13,425)	(840)	(1,998)	(8,789)
(Loss) gain on real estate from discontinued operations, net of minority interests	(288)	(41)	(19)	10,635
Net (loss) income available to common shareholders	$ (19,330)	$ (6,053)	$ (3,305)	$ 28,410
Per share data:				
Basic Earnings Per Common Share				
– (Loss) income available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	$ (0.09)	$ (0.10)	$ (0.02)	$ 0.24
– Income from discontinued operations, net of minority interests	0.04	0.05	0.01	0.03
– Impairment charges related to real estate assets from discontinued operations, net of minority interests	(0.14)	(0.01)	(0.02)	(0.09)
– (Loss) gain on real estate from discontinued operations, net of minority interests	–	–	–	0.11
– Net (loss) income available to common shareholders – Basic	$ (0.19)	$ (0.06)	$ (0.03)	$ 0.29
Diluted Earnings Per Common Share				
– (Loss) income available to common shareholders before discontinued operations and cumulative effect of a change in accounting principle	$ (0.09)	$ (0.10)	$ (0.02)	$ 0.24
– Income from discontinued operations, net of minority interests	0.04	0.05	0.01	0.03
– Impairment charges related to real estate assets from discontinued operations, net of minority interests	(0.14)	(0.01)	(0.02)	(0.09)
– (Loss) gain on real estate from discontinued operations, net of minority interests	–	–	–	0.11
– Net (loss) income available to common shareholders – Diluted	$ (0.19)	$ (0.06)	$ (0.03)	$ 0.29

21. COPI

On February 14, 2002, we entered into an agreement with COPI pursuant to which we and COPI agreed to jointly seek approval by the bankruptcy court of a pre-packaged bankruptcy plan for COPI. We agreed to fund certain of COPI's costs, claims and expenses relating to the bankruptcy and related transactions. During the year ended December 31, 2004, we loaned to COPI, or paid directly on COPI's behalf, approximately $2.6 million to fund these costs, claims and expenses. We also agreed to issue common shares with a minimum dollar value of approximately $2.2 million to the COPI stockholders. Because we had recorded a liability of $18.0 million in 2001 related to the COPI bankruptcy, the payment of these amounts and the amounts attributable to the agreement to issue the common shares had no effect on our results of operations or financial condition for the years ended December 31, 2004, 2003, and 2002.

In addition, we agreed to use commercially reasonable efforts to assist COPI in arranging COPI's repayment of its $15.0 million obligation to Bank of America, together with any accrued interest. COPI obtained the loan from Bank of America primarily to participate in investments with us. As a condition to making the loan, Bank of America required Richard E. Rainwater, the Chairman of our Board of Trust Managers, and John C. Goff, the Vice-Chairman of our Board of Trust Managers and our Chief Executive Officer, to enter into a support agreement with COPI and Bank of America, pursuant to which Messrs. Rainwater and Goff agreed to make additional equity investments in COPI under certain circumstances. COPI used the proceeds of the sale of its interest in AmeriCold Logistics to repay Bank of America in full.

Pursuant to the agreement, the current and former directors and officers of COPI and our current and former trust managers and officers received a release from COPI of liability for any actions taken prior to February 14, 2002, and received certain liability releases from COPI and its stockholders under the COPI bankruptcy plan.

On March 10, 2003, COPI filed a plan under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas. On June 22, 2004, the bankruptcy court confirmed the bankruptcy plan, as amended. On November 4, 2004, COPI sold its interest in AmeriCold Logistics to AmeriCold Realty Trust for approximately $19.1 million. In accordance with the confirmed bankruptcy plan, COPI used approximately $15.4 million of the proceeds to repay the loan from Bank of America, including accrued interest. In addition, in accordance with the bankruptcy plan COPI used approximately $4.4 million of the proceeds to satisfy a portion of its debt obligations to us. Of the $4.4 million, $0.7 million has been recorded as a reduction of the amounts paid by us in connection with the accrued liability recorded in 2001 relating to the COPI bankruptcy. Because we also wrote off COPI debt obligations to us in 2001, the remaining $3.7 million has been included in the "Interest and other income" line item in our Consolidated Statements of Operations for the year ended December 31, 2004. In addition, approximately $2.6 million of the accrued liability related to the COPI bankruptcy was reversed in December 2004 resulting in a reduction in the amounts included in the "Other expenses" line item in our Consolidated Statements of Operations.

On January 19, 2005, the bankruptcy plan became effective upon COPI's providing notification to the bankruptcy court that all conditions to effectiveness had been satisfied. Following the effectiveness of the bankruptcy plan, we issued 184,075 common shares to the stockholders of COPI in satisfaction of our final obligation under the agreement with COPI. The common shares were valued at approximately $3.0 million in accordance with the terms of our agreement with COPI and the provisions of the bankruptcy plan. As stockholders of COPI, certain of our trust managers and executive officers, as a group, received an aggregate of 25,426 common shares.

22. BEHAVIORAL HEALTHCARE PROPERTIES

On March 31, 2004, we sold our last remaining behavioral healthcare property. The sale generated proceeds, net of selling costs, of approximately $2.0 million and a net loss of approximately $0.3 million. This property was wholly-owned.

This table presents the dispositions of behavioral healthcare properties by year including the number of properties sold, net proceeds received, loss on sales and impairments recognized. Depreciation has not been recognized since the dates the behavioral healthcare properties were classified as held for sale.

(dollars in millions)	NUMBER OF PROPERTIES SOLD	NET PROCEEDS	GAIN (LOSS)	IMPAIRMENTS[2]
Year				
2004	1	**$ 2.0**	**$ (0.3)**	**$ –**
2003	6	11.2[1]	–	4.8
2002	3	4.6	–	3.2

1 The sale of one property on February 27, 2003 also generated a note receivable in the amount of $0.7 million, with interest only payments beginning March 2003, through maturity in February 2005. The note was repaid in February 2005.

2 The impairment charges represent the difference between the carrying values and the estimated sales prices less the costs of the sales for all properties held for sale during the respective year.

23. SUBSEQUENT EVENTS

CANYON RANCH

On January 18, 2005, we contributed the Canyon Ranch Tucson, our 50% interest and our preferred interest in CR Las Vegas, LLC and our 30% interest in CR License, L.L.C., CR License II, L.L.C., CR Orlando LLC and CR Miami LLC, to two newly formed entities, CR Spa, LLC and CR Operating, LLC. In exchange, we received a 48% common equity interest in each new entity. The remaining 52% interest in these entities is held by the founders of Canyon Ranch, who contributed their interests in CR Las Vegas, LLC, CR License II, L.L.C., CR Orlando LLC and CR Miami LLC and the resort management contracts. In addition, we sold the Canyon Ranch Lenox Destination Resort Property to a subsidiary of CR Operating, LLC. The founders of Canyon Ranch sold their interest in CR License, L.L.C. to a subsidiary of CR Operating, LLC. As a result of these transactions, the new entities own the following assets: Canyon Ranch Tucson, Canyon Ranch Lenox, Canyon Ranch SpaClub at the Venetian Resort in Las Vegas, Canyon Ranch SpaClub on the Queen Mary 2 ocean liner, Canyon Ranch Living Community in Miami, Florida, Canyon Ranch SpaClub at The Gaylord Palms Resort in Kissimmee, Florida, and the Canyon Ranch trade names and trademarks.

In addition, the newly formed entities completed a private placement of Mandatorily Redeemable Convertible Preferred Membership Units for aggregate gross proceeds of approximately $110.0 million. Richard E. Rainwater, Chairman of our Board of Trust Managers, and certain of his family members purchased approximately $27.1 million of these units. The units are convertible into a 25% common equity interest in CR Spa, LLC and CR Operating, LLC and pay distributions at the rate of 8.5% per year in years one through seven, and 11% in years eight through ten. At the end of this period, the holders of the units are entitled to receive a premium in an amount sufficient to result in a cumulative return of 11% per year. The units are redeemable after seven years. Also on January 18, 2005, the new entities completed a $95.0 million financing with Bank of America. The loan has an interest-only term until maturity in February 2015, bears interest at 5.94% and is secured by the Canyon Ranch Tucson and Canyon Ranch Lenox Destination Resort Properties. As a result of these transactions, we received proceeds of approximately $91.9 million, which was used to pay down or defease debt related to our previous investment in the Properties and to pay down our credit facility.

In connection with this transaction, we have agreed to indemnify the founders regarding the tax treatment of this transaction, not to exceed $2.5 million, and other matters. We believe there is a remote likelihood that payment will ever be made related to these indemnities.

OFFICE JOINT VENTURE

On February 24, 2005, we contributed 1301 McKinney Street and an adjacent parking garage, subject to the Morgan Stanley Mortgage Capital Inc. Note, to a limited partnership in which we have a 23.85% interest, a fund advised by JPM has a 60% interest and GE has a 16.15% interest. The property was valued at $106.0 million and the transaction generated net proceeds to us of approximately $33.4 million which were used to pay down our credit facility. We have no commitment to reinvest the cash proceeds back into the joint venture. None of the mortgage financing at the joint venture level is guaranteed by us.

OFFICE ACQUISITION

On February 7, 2005, we acquired The Exchange Building, a 295,525 square foot Class A office property located in Seattle, Washington. We acquired the office property for approximately $52.5 million, funded by a draw on our credit facility. This property is wholly-owned and will be included in our Office Segment.

OFFICE DISPOSITION

On February 7, 2005, we completed the sale of Albuquerque Plaza Office Property in Albuquerque, New Mexico. The sale generated proceeds, net of selling costs, of approximately $34.7 million and a gain of approximately $1.8 million. The proceeds from the sale were used primarily to pay down the Bank of America Fund XII Term Loan. This property was wholly-owned.

OTHER REAL ESTATE INVESTMENTS

On February 7, 2005, we completed a $34.5 million mezzanine loan in which we immediately sold a 50% participating interest for $17.25 million. The loan is secured by ownership interests in an entity that owns an office property in New York, New York. The loan bears interest at LIBOR plus 775 basis points with an interest-only term until maturity in March 2007, subject to the right of the borrower to extend the loan pursuant to three one-year extension options.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such as this report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. These controls and procedures are based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) promulgated under the Exchange Act. Rules adopted by the SEC require that we present the conclusions of the Chief Executive Officer and Chief Financial Officer about the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report

Internal Control Over Financial Reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, as appropriate, and effected by our employees, including management and our Board of Trust Managers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. This process includes policies and procedures that:

- » pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of our assets in reasonable detail;
- » provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are made only in accordance with the authorization procedures we have established; and
- » provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of any of our assets in circumstances that could have a material adverse effect on our financial statements.

Limitations on the Effectiveness of Controls. Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. In designing and evaluating our control system, management recognized that any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and management necessarily was required to apply its judgment in evaluating the cost–benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, that may affect our operations have been detected. These inherent limitations include the realities that judgments in decision–making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that our design will succeed in achieving its stated goals under all potential future conditions. Over time, our current controls may become inadequate because of changes in conditions that cannot be anticipated at the present time, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost–effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Evaluations. The evaluations by our Chief Executive Officer and our Chief Financial Officer of our disclosure controls and procedures and our internal control over financial reporting included a review of procedures and our internal audit, as well as discussions with our Disclosure Committee, independent public accountants and others in our organization, as appropriate. In conducting the evaluation, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* In the course of the evaluation, we sought to identify data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. The evaluation of our disclosure controls and procedures and our internal control over financial reporting is done on a quarterly basis, so that the conclusions concerning the effectiveness of such controls can be reported in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Our internal control over financial reporting is also assessed on an ongoing basis by personnel in our accounting department and by our independent auditors in connection with their audit and review activities.

The overall goals of these various evaluation activities are to monitor our disclosure controls and procedures and our internal control over financial reporting and to make modifications as necessary. Our intent in this regard is that the disclosure controls and procedures and internal control over financial reporting will be maintained and updated (including with improvements and corrections) as conditions warrant. Among other matters, we sought in our evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in our internal control over financial reporting, or whether we had identified any acts of fraud involving personnel who have a significant role in our internal control over financial reporting. This information is important both for the evaluation generally and because the Section 302 certifications require that our Chief Executive Officer and our Chief Financial Officer disclose that information to the Audit Committee of our Board of Trust Managers and our independent auditors and also require us to report on related matters in this section of the Annual Report on Form 10-K. In the Public Company Accounting Oversight Board's Auditing Standard No. 2, a "significant deficiency" is a "control deficiency," or a combination of control deficiencies, that adversely affects the ability to initiate, authorize, record, process or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will not be prevented or detected. A "control deficiency" exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A "material weakness" is defined in Auditing Standard No. 2 as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We also sought to deal with other control matters in the evaluation, and in any case in which a problem was identified, we considered what revision, improvement and/or correction was necessary to be made in accordance with our on-going procedures.

Periodic Evaluation and Conclusion of Disclosure Controls and Procedures. Our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control Over Financial Reporting. We made no changes to our internal control over financial reporting during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Crescent Real Estate Equities Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our employees, including management and the Board of Trust Managers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, that may affect our fair presentation of published financial statements have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.

A material weakness is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Based on our assessment, management believes that, as of December 31, 2004, our internal control over financial reporting was not effective as a result of material weaknesses identified at our two Canyon Ranch Resort Properties.

Canyon Ranch Resort Properties

Management has identified material weaknesses at our two Canyon Ranch Resort Properties with respect to the internal controls in place at December 31, 2004. These Properties are managed by a third party under separate management agreements. As of December 31, 2004, we owned 100% of the two Canyon Ranch Resort Properties, which represents approximately 3% of our total assets and 9% of our total revenues. The nature of each of the material weaknesses in our internal control over financial reporting is described below.

With respect to the financial statement close process for the Canyon Ranch Resort Properties, management believes that certain ineffective controls at December 31, 2004 constitute a material weakness. The ineffective controls include (i) inadequate reviews to ensure accuracy and completeness of recorded amounts, (ii) inadequate reconciliation of account balances to supporting details and subledgers, and (iii) inadequate segregation of duties.

With respect to recording purchases, expenditures, accounts payable and cash disbursements at the Canyon Ranch Resort Properties, management believes that certain ineffective controls at December 31, 2004 constitute a material weakness. The ineffective controls identified include (i) inadequate segregation of duties, (ii) inadequate review and approval for purchases, (iii) inadequate review of bank reconciliations, and (iv) inadequate controls to identify whether liabilities and expenses are recorded or accrued in the proper period.

With respect to recording revenue, accounts receivable and cash receipts at the Canyon Ranch Resort Properties, management believes that certain ineffective controls at December 31, 2004 constitute a material weakness. The ineffective controls include (i) inadequate reviews to ensure accuracy and completeness of recorded amounts, (ii) inadequate review of bank reconciliations, and (iii) inadequate review of reconciliation of daily sales receipts to the supporting details.

The Company's material weaknesses described above affect all of the significant financial statement accounts at the Canyon Ranch Resort Properties.

Ernst & Young LLP, the independent public accountants who audited the financial statements included in this Annual Report on Form 10-K, have issued an attestation report on management's assessment of our internal control over financial reporting, which appears on page 125 of this Annual Report on Form 10-K.

Remediation Steps to Address Material Weakness

The two Canyon Ranch Resort Properties are managed by a third party under separate management agreements. For the years ended December 31, 2004, 2003 and 2002, the two Canyon Ranch Resort Properties received an unqualified opinion on their financial statements. There were no adjustments recorded in the financial statements for these periods as a result of the material weaknesses and no indication of fraud during these periods. Further, the Canyon Ranch Resort Management Team, which has managed the properties since 1979, had designed their control system based on their evaluation of the relative costs and benefits of particular controls, taking into account that they operate in a non-Sarbanes Oxley compliance environment. On January 18, 2005, we contributed a portion of our interests in these properties to a newly formed joint venture. As a result, we now have a 48% interest in an entity that owns these two properties and will no longer consolidate them. We originally expected to complete this transaction prior to December 31, 2004; therefore, the two Canyon Ranch Resort Properties were excluded from the original plan for compliance testing and evaluation. When it became apparent that the transaction might not close prior to year-end, management completed an evaluation of the design of controls over significant accounts noting the material weaknesses. The Canyon Ranch Resort Properties management team has implemented a plan to address the ineffective controls discussed above and plan to perform the following:

» Present a detailed plan to remediate the material weaknesses to the newly-formed joint venture board of directors
» Hire additional accounting staff to mitigate the lack of segregation of duties

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF TRUST MANAGER AND SHAREHOLDERS OF CRESCENT REAL ESTATE EQUITIES COMPANY AND SUBSIDIARIES

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Crescent Real Estate Equities Company and subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of material weaknesses identified for the Canyon Ranch Resort Properties, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

With respect to the financial statement close process for the Company's two Canyon Ranch Resort Properties, certain ineffective controls at December 31, 2004 constitute a material weakness. The ineffective controls include (i) inadequate reviews to ensure accuracy and completeness of recorded amounts, (ii) inadequate reconciliation of account balances to supporting details and subledgers, and (iii) inadequate segregation of duties.

With respect to recording purchases, expenditures, accounts payable and cash disbursements at the Company's two Canyon Ranch Resort Properties, certain ineffective controls at December 31, 2004 constitute a material weakness. The ineffective controls include (i) inadequate segregation of duties, (ii) inadequate review and approval for purchases, (iii) inadequate performance of bank reconciliations, and (iv) inadequate controls to identify whether liabilities and expenses are recorded or accrued in the proper period.

With respect to recording revenue, accounts receivable and cash receipts at the Company's two Canyon Ranch Resort Properties, certain ineffective controls at December 31, 2004 constitute a material weakness. The ineffective controls include (i) inadequate reviews to ensure input accuracy and completeness, (ii) inadequate performance of bank reconciliations, and (iii) inadequate performance of reconciliation of daily sales receipts to the supporting details. The Company's material weaknesses described above affect all of the significant financial statement accounts at the Canyon Ranch Resort Properties. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report dated March 14, 2005 on those financial statements.

In our opinion, management's assessment that Crescent Real Estate Equities Company and subsidiaries did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Crescent Real Estate Equities Company and subsidiaries has not maintained effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

ERNST & YOUNG LLP

Dallas, Texas
March 14, 2005

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Certain information required in Part III is omitted from this Report. We will file a definitive proxy statement with the SEC not later than 120 days after the end of the fiscal year covered by this Report, and certain information to be included in the Proxy Statement is incorporated into this Report by reference. Only those sections of the Proxy Statement which specifically address the items set forth in this Report are incorporated by reference. The Compensation Committee Report and the Performance Graph included in the Proxy Statement are not incorporated by reference into this Report.

ITEM 10. TRUST MANAGERS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information this Item requires is incorporated by reference to our Proxy Statement to be filed with the SEC for our annual shareholders' meeting to be held in June 2005.

ITEM 11. EXECUTIVE COMPENSATION

The information this Item requires is incorporated by reference to our Proxy Statement to be filed with the SEC for our annual shareholders' meeting to be held in June 2005.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information this Item requires is incorporated by reference to our Proxy Statement to be filed with the SEC for our annual shareholders' meeting to be held in June 2005.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information this Item requires is incorporated by reference to our Proxy Statement to be filed with the SEC for our annual shareholders' meeting to be held in June 2005.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information this Item requires is incorporated by reference to our Proxy Statement to be filed with the SEC for our annual shareholders' meeting to be held in June 2005.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

Report of Independent Registered Public Accounting Firm

Crescent Real Estate Equities Company Consolidated Balance Sheets at December 31, 2004 and 2003.

Crescent Real Estate Equities Company Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002.

Crescent Real Estate Equities Company Consolidated Statements of Shareholders' Equity for the years ended December 31, 2004, 2003 and 2002.

Crescent Real Estate Equities Company Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.

Crescent Real Estate Equities Company Notes to Consolidated Financial Statements.

(a)(2) Financial Statement Schedules and Financial Statements of Subsidiaries Not Consolidated and Fifty-Percent-or-Less-Owned Persons

Financial Statement Schedules

Schedule III – Crescent Real Estate Equities Company Consolidated Real Estate Investments and Accumulated Depreciation at December 31, 2004.

All other schedules have been omitted either because they are not applicable or because the required information has been disclosed in the Financial Statements and related notes included in the consolidated statements.

Financial Statements of Subsidiaries Not Consolidated and Fifty-Percent-or-Less-Owned Persons

The Woodlands Land Development Company, L.P., The Woodlands Commercial Properties Company, L.P., and The Woodlands Operating Company, L.P.

Report of Independent Auditors

Combined Balance Sheets at December 31, 2003 and 2002

Combined Statements of Earnings and Comprehensive Income for the years ended

December 31, 2003 and 2002

Combined Statement of Changes in Partners' Equity (Deficit) for the years ended

December 31, 2003 and 2002

Combined Statements of Cash Flows for the years ended December 31, 2003 and 2002

Notes to Combined Financial Statements

The financial statement schedules and financial statements listed in this Item 15(a)(2) are contained in Item 8. Financial Statements and Supplementary Data.

(a)(3) Exhibits

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

(b) Exhibits

See Item 15(a)(3) above.

(c) Financial Statement Schedules and Financial Statements of Subsidiaries Not Consolidated and Fifty-Percent-or-Less-Owned Persons

See Item 15(a)(2) above.

Crescent Real Estate Equities Company

CONSOLIDATED REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION *SCHEDULE III*

(dollars in thousands)

DECEMBER 31, 2004 DESCRIPTION	INITIAL COSTS[1] LAND	INITIAL COSTS[1] BUILDINGS AND IMPROVEMENTS	COSTS CAPITALIZED SUBSEQUENT TO ACQUISITION LAND, BUILDINGS, IMPROVEMENTS, FURNITURE, FIXTURES AND EQUIPMENT
The Citadel, Denver, CO	$ 1,803	$ 17,259	$ 2,002
Carter Burgess Plaza, Fort Worth, TX	1,375	66,649	26,626
The Crescent Office Towers, Dallas, TX[3]	6,723	153,383	(160,106)
MacArthur Center I & II, Irving, TX	704	17,247	796
125. E. John Carpenter Freeway, Irving, TX	2,200	48,744	8,582
Regency Plaza One, Denver, CO	950	31,797	4,047
The Avallon, Austin, TX	475	11,207	11,090
Waterside Commons, Irving, TX	3,650	20,135	6,414
Two Renaissance Square, Phoenix, AZ	–	54,412	5,863
Liberty Plaza I & II, Dallas, TX[4]	1,650	15,956	(13,306)
Denver Marriott City Center, Denver, CO[5]	–	50,364	12,741
707 17th Street, Denver, CO	–	56,593	13,402
Spectrum Center, Dallas, TX	2,000	41,096	15,609
Ptarmigan Place, Denver, CO[4]	3,145	28,815	(31,358)
Stanford Corporate Centre, Dallas, TX	–	16,493	8,042
Barton Oaks Plaza One, Austin, TX	900	8,207	1,305
The Aberdeen, Dallas, TX	850	25,895	1,035
12404 Park Central, Dallas, TX[4]	1,604	14,504	(11,458)
Briargate Office and Research Center, Colorado Springs, CO	2,000	18,044	2,644
Park Hyatt Beaver Creek, Avon, CO	10,882	40,789	21,654
Albuquerque Plaza, Albuquerque, NM[6]	–	36,667	3,369
Hyatt Regency Albuquerque, Albuquerque, NM[7]	–	32,241	(32,241)
Sonoma Mission Inn & Spa, Sonoma, CA	10,000	44,922	44,408
Canyon Ranch, Tucson, AZ	10,609	43,038	22,932
3333 Lee Parkway, Dallas, TX	1,450	13,177	2,437
Greenway I & IA, Richardson, TX	1,701	15,312	2,019
Frost Bank Plaza, Austin, TX	–	36,019	4,380
301 Congress Avenue, Austin, TX	2,000	41,735	10,184
Chancellor Park, San Diego, CA	8,028	23,430	(4,514)
Canyon Ranch, Lenox, MA	4,200	25,218	22,538
Greenway Plaza Office & Hotel Portfolios, Houston, TX	29,232	184,765	110,815
1800 West Loop South, Houston, TX[4]	4,165	40,857	(28,622)
55 Madison, Denver, CO	1,451	13,253	1,831
44 Cook, Denver, CO	1,451	13,253	2,805
Trammell Crow Center, Dallas, TX[3]	25,029	137,320	(162,349)
Greenway II, Richardson, TX	1,823	16,421	6,114
Fountain Place, Dallas, TX[3]	10,364	103,212	(113,576)
Behavioral Healthcare Facilities[8]	89,000	301,269	(260,073)
Houston Center, Houston, TX[3]	25,003	224,041	(249,044)
Ventana Country Inn, Big Sur, CA	2,782	26,744	7,630
5050 Quorum, Dallas, TX[4]	898	8,243	(8,141)
Addison Tower, Dallas, TX[4]	830	7,701	(8,531)
Palisades Central I, Dallas, TX	1,300	11,797	1,542
Palisades Central II, Dallas, TX	2,100	19,176	3,601
Stemmons Place, Dallas, TX	–	37,537	4,750
The Addison, Dallas, TX	1,990	17,998	1,499
Sonoma Golf Course, Sonoma, CA	14,956	–	9,409
Austin Centre, Austin, TX	1,494	36,475	3,259
Omni Austin Hotel, Austin, TX	2,409	56,670	2,687

IMPAIRMENT TO CARRYING VALUE BUILDINGS, IMPROVEMENTS, FURNITURE, FIXTURES AND EQUIPMENT	LAND	BUILDINGS, IMPROVEMENTS, FURNITURE, FIXTURES AND EQUIPMENT	TOTAL	ACCUMULATED DEPRECIATION	DATE OF CONSTRUCTION	ACQUISITION DATE	LIFE ON WHICH DEPRECIATION IN LATEST INCOME STATEMENT IS COMPUTED
$ -	$ 1,803	$ 19,261	$ 21,064	$(13,264)	1987	1987	2
–	1,375	93,275	94,650	(41,750)	1982	1990	2
–	–	–	–	–	1985	1993	2
–	880	17,867	18,747	(6,049)	1982/1986	1993	2
–	2,200	57,326	59,526	(15,103)	1982	1994	2
–	950	35,844	36,794	(8,996)	1985	1994	2
–	1,069	21,703	22,772	(4,586)	1986	1994	2
–	3,650	26,549	30,199	(6,161)	1986	1994	2
–	–	60,275	60,275	(15,796)	1990	1994	2
(4,300)	–	–	–	–	1981/1986	1994	2
–	–	63,105	63,105	(18,342)	1982	1995	2
–	–	69,995	69,995	(16,023)	1982	1995	2
–	2,000	56,705	58,705	(13,600)	1983	1995	2
(602)	–	–	–	–	1984	1995	2
(1,200)	–	23,335	23,335	(6,825)	1985	1995	2
–	900	9,512	10,412	(2,431)	1986	1995	2
–	850	26,930	27,780	(9,571)	1986	1995	2
(4,650)	–	–	–	–	1987	1995	2
–	2,000	20,688	22,688	(4,503)	1988	1995	2
–	10,882	62,443	73,325	(17,413)	1989	1995	2
–	101	39,935	40,036	(9,331)	1990	1995	2
–	–	–	–	–	1990	1995	2
–	10,000	89,330	99,330	(13,278)	1927	1996	2
–	13,955	62,624	76,579	(18,008)	1980	1996	2
–	1,468	15,596	17,064	(3,446)	1983	1996	2
–	1,701	17,331	19,032	(3,295)	1983	1996	2
–	–	40,399	40,399	(9,435)	1984	1996	2
–	2,000	51,919	53,919	(12,567)	1986	1996	2
–	2,328	24,616	26,944	(5,075)	1988	1996	2
–	4,200	47,756	51,956	(13,164)	1989	1996	2
–	27,228	297,584	324,812	(75,637)	1969–1982	1996	2
(16,400)	–	–	–	–	1982	1997	2
–	1,451	15,084	16,535	(3,463)	1982	1997	2
–	1,451	16,058	17,509	(3,740)	1984	1997	2
–	–	–	–	–	1984	1997	2
–	1,823	22,535	24,358	(3,973)	1985	1997	2
–	–	–	–	–	1986	1997	2
(130,196)	–	–	–	–	1983–1989	1997	2
–	–	–	–	–	1974–1983	1997	2
–	2,569	34,587	37,156	(7,098)	1975–1988	1997	2
(1,000)	–	–	–	–	1980/1986	1997	2
–	–	–	–	–	1980/1986	1997	2
–	1,300	13,339	14,639	(2,630)	1980/1986	1997	2
–	2,100	22,777	24,877	(5,011)	1980/1986	1997	2
–	–	42,287	42,287	(8,842)	1980/1986	1997	2
–	1,990	19,497	21,487	(3,833)	1980/1986	1997	2
(4,354)	15,405	4,606	20,011	(635)	1929	1998	2
–	1,494	39,734	41,228	(7,305)	1986	1998	2
–	2,409	59,357	61,766	(12,385)	1986	1998	2

Continued on next page.

CONSOLIDATED REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION *continued*

DECEMBER 31, 2004 DESCRIPTION	INITIAL COSTS[1] LAND	INITIAL COSTS[1] BUILDINGS AND IMPROVEMENTS	COSTS CAPITALIZED SUBSEQUENT TO ACQUISITION: LAND, BUILDINGS, IMPROVEMENTS, FURNITURE, FIXTURES AND EQUIPMENT
Post Oak Central, Houston, TX[3]	15,525	139,777	(155,302)
Datran Center, Miami, FL	–	71,091	6,210
Avallon Phase II, Austin, TX	1,102	23,401	(11,391)
Plaza Park Garage, Fort Worth, TX	2,032	14,125	613
Johns Manville Plaza, Denver, CO	9,128	74,937	3,989
The Colonnade, Coral Gables, FL	2,600	39,557	240
Hughes Center, Las Vegas, NV[9]	29,106	177,547	8,429
Desert Mountain Development Corp.[10]	120,907	60,487	5,890
Crescent Resort Development, Inc.[10]	367,647	23,357	55,789
Mira Vista Development Company[10]	3,059	2,234	1,471
Houston Area Development Corporation[10]	2,740	–	(1,725)
Crescent Plaza Phase I, Dallas, TX[10]	6,962	–	9,586
JPI Multi–family Investment Luxury Apartments, Deedham, MA	17,095	–	3,007
Dupont Center, Irvine, CA[11]	10,000	34,661	344
The Alhambra Miami, FL[11]	5,500	52,316	1,848
One Live Oak, Atlanta, GA[11]	3,800	22,729	–
1301 McKinney, Houston, TX[11]	5,600	72,408	–
Peakview Tower, Denver, CO[11]	7,100	25,483	–
Land held for development or sale, Houston, TX[12]	49,420	–	(26,581)
Land held for development or sale, Dallas, TX	27,288	–	(9,516)
Land held for development or sale, Las Vegas, NV[13]	10,000		–
Crescent Real Estate Equities L.P.	–	–	23,834
Other	18,588	11,351	4,976
Total	$1,010,375	$3,151,541	$(751,547)

1 Initial costs include purchase price, excluding any purchase price adjustments related to SFAS 141 intangibles, and any costs associated with closing of the Property.
2 Depreciation of the real estate assets is calculated over the following estimated useful lives using the straight-line method:

Building and improvements	5 to 46 years
Tenant improvements	Terms of leases
Furniture, fixtures, and equipment	3 to 5 years

3 We contributed this property into a partnership in which we retained a 24% equity interest.
4 This Office Property was sold during the year ended December 31, 2004.
5 As of April 1, 2004, Denver Marriott was held for sale, and is included in Discontinued Operations in the Company's consolidated financial statements. Depreciation expense has not been recognized since the date this Property was held for sale.
6 As of December 31, 2004, Albuquerque Plaza was held for sale, and is included in Discontinued Operations in the Company's consolidated financial statements.
7 This Hotel Property was sold during the year ended December 31, 2004.
8 This Behavioral Healthcare Property was sold on March 31, 2004.
9 These Office Properties were acquired in during the years ended December 31, 2003 and 2004.
10 Land and cost capitalized subsequent to acquisition includes property under development and is net of residential development cost of sales.
11 This Office Property was acquired during the year ended December 31, 2004.
12 On August 16, 2004, the Company sold 2.5 acres of land located in Houston, Texas. On December 17, 2004, the Company sold 5.3 acres also located in Houston, Texas.
13 This Land was acquired during the year ended December 31, 2004.

IMPAIRMENT TO CARRYING VALUE BUILDINGS, IMPROVEMENTS, FURNITURE, FIXTURES AND EQUIPMENT	LAND	BUILDINGS, IMPROVEMENTS, FURNITURE, FIXTURES AND EQUIPMENT	TOTAL	ACCUMULATED DEPRECIATION	DATE OF CONSTRUCTION	ACQUISITION DATE	LIFE ON WHICH DEPRECIATION IN LATEST INCOME STATEMENT IS COMPUTED
–	–	–	–	–	1974–1981	1998	2
–	–	77,301	77,301	(13,499)	1986–1992	1998	2
–	640	12,472	13,112	(1,106)	1997	–	2
–	2,032	14,738	16,770	(2,484)	1998	–	2
–	9,128	78,926	88,054	(4,821)	1978	2002	2
–	2,600	39,797	42,397	(1,540)	1989	2003	2
–	29,106	185,976	215,082	(7,632)	1986–1999	2003	2
–	114,611	72,673	187,284	(38,051)	–	2002	2
–	396,647	50,146	446,793	(4,672)	–	2002	2
–	2,051	4,713	6,764	(887)	–	2003	2
–	1,015	–	1,015	–	–	2003	2
–	6,962	9,586	16,548	–	–	2002	2
–	20,102	–	20,102	–	–	2004	2
–	10,000	35,005	45,005	(959)	1986	2004	2
–	5,500	54,164	59,664	(704)	1961–1987	2004	2
–	3,800	22,729	26,529	–	1981	2004	2
–	5,600	72,408	78,008	–	1982	2004	2
–	7,100	25,483	32,583	–	2001	2004	2
–	22,839	–	22,839	–	–	–	2
–	17,772	–	17,772	–	–	–	2
–	10,000	–	10,000	–	–	2004	2
(660)	–	23,174	23,174	(6,608)	–	–	2
–	12,512	22,403	34,915	(2,871)	–	–	2
$(163,362)	$803,549	$2,443,458	$324,707	$(508,398)			

A summary of combined real estate investments and accumulated depreciation is as follows:

	2004	2003	2002
Real estate investments:			
Balance, beginning of year	**$3,842,819**	$3,841,882	$3,428,757
Acquisitions	**437,359**	93,239	92,542
Improvements	**153,636**	184,884	625,203
Dispositions	**(1,178,941)**	(247,122)	(301,390)
Impairments	**(7,866)**	(30,064)	(3,230)
Balance, end of year	**$3,247,007**	$3,842,819	$3,841,882
Accumulated Depreciation:			
Balance, beginning of year	**$ 689,618**	$ 743,046	$ 648,834
Depreciation	**141,354**	137,536	129,122
Dispositions	**(322,574)**	(190,964)	(34,910)
Balance, end of year	**$ 508,398**	$ 689,618	$ 743,046

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 11th day of March, 2005.

CRESCENT REAL ESTATE EQUITIES COMPANY
(Registrant)

By /s/ John C. Goff
John C. Goff

Trust Manager and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Richard E. Rainwater Richard E. Rainwater	Trust Manager and Chairman of the Board	March 11, 2005
/s/ John C. Goff John C. Goff	Trust Manager and Chief Executive Officer (Principal Executive Officer)	March 11, 2005
/s/ Jerry R. Crenshaw Jr. Jerry R. Crenshaw Jr.	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	March 11, 2005
/s/ Dennis H. Alberts Dennis H. Alberts	Trust Manager, President and Chief Operating Officer	March 11, 2005
/s/ Anthony M. Frank Anthony M. Frank	Trust Manager	March 11, 2005
/s/ William F. Quinn William F. Quinn	Trust Manager	March 11, 2005
/s/ Paul E. Rowsey, III Paul E. Rowsey, III	Trust Manager	March 11, 2005
/s/ Robert W. Stallings Robert W. Stallings	Trust Manager	March 11, 2005
/s/ Terry N. Worrell Terry N. Worrell	Trust Manager	March 11, 2005

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
3.01	Restated Declaration of Trust of Crescent Real Estate Equities Company, as amended (filed as Exhibit No. 3.1 to the Registrant's Current Report on Form 8-K filed April 25, 2002 (the "April 2002 8-K") and incorporated herein by reference)
3.02	Second Amended and Restated Bylaws of Crescent Real Estate Equities Company (filed as Exhibit No. 3.02 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference)
4.01	Form of Common Share Certificate (filed as Exhibit No. 4.03 to the Registrant's Registration Statement on Form S-3 (File No. 333-21905) and incorporated herein by reference)
4.02	Statement of Designation of 6¾% Series A Convertible Cumulative Preferred Shares of Crescent Real Estate Equities Company dated February 13, 1998 (filed as Exhibit No. 4.07 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "1997 10-K") and incorporated herein by reference)
4.03	Form of Certificate of 6¾% Series A Convertible Cumulative Preferred Shares of Crescent Real Estate Equities Company (filed as Exhibit No. 4 to the Registrant's Registration Statement on Form 8-A/A filed on February 18, 1998 and incorporated by reference)
4.04	Statement of Designation of 6¾% Series A Convertible Cumulative Preferred Shares of Crescent Real Estate Equities Company dated April 25, 2002 (filed as Exhibit No. 4.1 to the April 2002 8-K and incorporated herein by reference)
4.05	Statement of Designation of 6¾% Series A Convertible Cumulative Preferred Shares of Crescent Real Estate Equities Company dated January 14, 2004 (filed as Exhibit No. 4.1 to the Registrant's Current Report on Form 8-K filed January 15, 2004 (the "January 2004 8-K") and incorporated herein by reference)
4.06	Form of Global Certificate of 6¾% Series A Convertible Cumulative Preferred Shares of Crescent Real Estate Equities Company (filed as Exhibit No. 4.2 to the January 2004 8-K and incorporated herein by reference)
4.07	Statement of Designation of 9.50% Series B Cumulative Redeemable Preferred Shares of Crescent Real Estate Equities Company dated May 13, 2002 (filed as Exhibit No. 2 to the Registrant's Form 8-A dated May 14, 2002 (the "Form 8-A") and incorporated herein by reference)
4.08	Form of Certificate of 9.50% Series B Cumulative Redeemable Preferred Shares of Crescent Real Estate Equities Company (filed as Exhibit No. 4 to the Form 8-A and incorporated herein by reference)
4*	Pursuant to Regulation S-K Item 601 (b) (4) (iii), the Registrant by this filing agrees, upon request, to furnish to the Securities and Exchange Commission a copy of instruments defining the rights of holders of long-term debt of the Registrant
10.01	Third Amended and Restated Agreement of Limited Partnership of Crescent Real Estate Equities Limited Partnership, dated as of January 2, 2003, as amended (filed herewith)†
10.02	Noncompetition Agreement of Richard E. Rainwater, as assigned to Crescent Real Estate Equities Limited Partnership on May 5, 1994 (filed as Exhibit No. 10.02 to the 1997 10-K and incorporated herein by reference)
10.03	Noncompetition Agreement of John C. Goff, as assigned to Crescent Real Estate Equities Limited Partnership on May 5, 1994 (filed as Exhibit No. 10.03 to the 1997 10-K and incorporated herein by reference)
10.04	Employment Agreement by and between Crescent Real Estate Equities Limited Partnership, Crescent Real Estate Equities Company and John C. Goff, dated as of February 19, 2002 (filed as Exhibit No. 10.01 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (the "1Q 2002 10-Q) and incorporated herein by reference)
10.05	Form of Officers' and Trust Managers' Indemnification Agreement as entered into between the Registrant and each of its executive officers and trust managers (filed as Exhibit No. 10.07 to the Registration Statement on Form S-4 (File No. 333-42293) of Crescent Real Estate Equities Limited Partnership and incorporated herein by reference)
10.06	Crescent Real Estate Equities Company 1994 Stock Incentive Plan (filed as Exhibit No. 10.07 to the Registrant's Registration Statement on Form S-11 (File No. 33-75188) (the "Form S-11") and incorporated herein by reference)
10.07	Third Amended and Restated 1995 Crescent Real Estate Equities Company Stock Incentive Plan (filed as Exhibit No. 10.01 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference)
10.08	Amendment dated as of November 4, 1999 to the Crescent Real Estate Equities Company 1994 Stock Incentive Plan (filed as Exhibit No. 10.10 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the "2000 10-K") and incorporated herein by reference)
10.09	Amendment dated as of November 1, 2001 to the Crescent Real Estate Equities Company 1994 Stock Incentive Plan and the Third Amended and Restated 1995 Crescent Real Estate Equities Company Stock Incentive Plan (filed as Exhibit No. 10.11 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference)
10.10	Second Amended and Restated 1995 Crescent Real Estate Equities Limited Partnership Unit Incentive Plan (filed as Exhibit No. 10.10 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and incorporated herein by reference)
10.11	1996 Crescent Real Estate Equities Limited Partnership Unit Incentive Plan, as amended (filed as Exhibit No. 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference)
10.12	Amendment dated as of November 5, 1999 to the 1996 Crescent Real Estate Equities Limited Partnership Unit Incentive Plan (filed as Exhibit No. 10.13 to the 2000 10-K and incorporated herein by reference)

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
10.13	Crescent Real Estate Equities, Ltd. Dividend Incentive Unit Plan (filed as Exhibit No. 10.14 to the 2000 10-K and incorporated herein by reference)
10.14	Annual Incentive Compensation Plan for select Employees of Crescent Real Estate Equities, Ltd. (filed as Exhibit No. 10.15 to the 2000 10-K and incorporated herein by reference)
10.15	Form of Registration Rights, Look-Up and Pledge Agreement (filed as Exhibit No. 10.05 to the Form S-11 and incorporated herein by reference)
10.16	Restricted Stock Agreement by and between Crescent Real Estate Equities Company and John C. Goff, dated as of February 19, 2002 (filed as Exhibit No. 10.02 to the 1Q 2002 10-Q and incorporated herein by reference)
10.17	Unit Option Agreement Pursuant to the 1996 Plan by and between Crescent Real Estate Equities Limited Partnership and John C. Goff, dated as of February 19, 2002 (filed as Exhibit No. 10.01 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference)
10.18	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and John C. Goff, dated as of February 19, 2002 (filed as Exhibit No. 10.04 to the 1Q 2002 10-Q and incorporated herein by reference)
10.19	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and Dennis H. Alberts, dated as of February 19, 2002 (filed as Exhibit No. 10.05 to the 1Q 2002 10-Q and incorporated herein by reference)
10.20	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and Kenneth S. Moczulski, dated as of February 19, 2002 (filed as Exhibit No. 10.06 to the 1Q 2002 10-Q and incorporated herein by reference)
10.21	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and David M. Dean, dated as of February 19, 2002 (filed as Exhibit No. 10.07 to the 1Q 2002 10-Q and incorporated herein by reference)
10.22	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and Jane E. Mody, dated as of February 19, 2002 (filed as Exhibit No. 10.08 to the 1Q 2002 10-Q and incorporated herein by reference)
10.23	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and Jerry R. Crenshaw, Jr., dated as of February 19, 2002 (filed as Exhibit No. 10.09 to the 1Q 2002 10-Q and incorporated herein by reference)
10.24	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and Jane B. Page, dated as of February 19, 2002 (filed as Exhibit No. 10.10 to the 1Q 2002 10-Q and incorporated herein by reference)
10.25	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and John L. Zogg, Jr., dated as of February 19, 2002 (filed as Exhibit No. 10.11 to the 1Q 2002 10-Q and incorporated herein by reference)
10.26	Unit Option Agreement by and between Crescent Real Estate Equities Limited Partnership and Dennis H. Alberts, dated as of March 5, 2001 (filed as Exhibit No. 10.12 to the 1Q 2002 10-Q and incorporated herein by reference)
10.27	2004 Crescent Real Estate Equities Limited Partnership Long-Term Incentive Plan (filed herewith) †
10.28	Revolving Credit Agreement of Crescent Real Estate Funding VIII, L.P., dated February 8, 2005, and Unconditional Guaranty of Payment and Performance of Crescent Real Estate Equities Limited Partnership (filed herewith) †
10.29	Contribution Agreement effective as of November 10, 2004, relating to the contribution by Crescent Real Estate Funding I, L.P. of The Crescent Office Property to Crescent Big Tex I, L.P. (filed herewith) †
10.30	Purchase and Sale Agreement effective as of November 10, 2004, relating to the sale by Crescent Real Estate Equities Limited Partnership of Houston Center Office Property to Crescent Big Tex I, L.P. (filed herewith) †
10.31	Purchase and Sale Agreement effective as of November 10, 2004, relating to the sale by Crescent Real Estate Funding X, L.P. of Post Oak Central Office Property to Crescent Big Tex I, L.P. (filed herewith) †
21.01	List of Subsidiaries (filed herewith) †
23.01	Consent of Ernst & Young LLP (filed herewith) †
23.02	Consent of Ernst & Young LLP (filed herewith) †
31.01	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a – 14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith) †
32.01	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith) †

† This exhibit is attached to the copy of this report available through our website at www.crescent.com and to the copy of this report available at the SEC's website at www.sec.gov.

TRUST MANAGERS

RICHARD E. RAINWATER
Chairman of the Board of Trust Managers of the Company

JOHN C. GOFF
Vice Chairman of the Board of Trust Managers of the Company and Chief Executive Officer of the Company and the General Partner, and Sole Director of the General Partner

DENNIS H. ALBERTS
President and Chief Operating Officer, Crescent Real Estate Equities Company and the General Partner

ANTHONY M. FRANK
Former Postmaster of the United States
Chairman Emeritus and Co-Founder, Belvedere Capital Partners, San Francisco, California
The General Partner of California Community Financial Institutions Fund LP

WILLIAM F. QUINN
President, American Beacon Advisors, Inc., Dallas, Texas
The investment services affiliate of American Airlines

PAUL E. ROWSEY, III
Managing Partner, E2M Partners, LLC, Dallas, Texas
A private real estate investment management firm

ROBERT W. STALLINGS
Chairman and President, Stallings Capital Group, Inc., Dallas, Texas
A merchant banking firm specializing in the financial services industry

TERRY N. WORRELL
President, Worrell Investments, Dallas, Texas
A private firm which invests in commercial properties and other business ventures

CORPORATE INFORMATION

CORPORATE OFFICES
Crescent Real Estate Equities Company
777 Main Street, Suite 2100
Fort Worth, Texas 76102-5325
817-321-2100
Fax 817-321-2000
Website www.crescent.com

REGISTER & TRANSFER AGENT
Equiserve
150 Royall Street
Canton, Massachusetts 02021
800-730-6001

SHAREHOLDER INQUIRIES
Communications concerning transfer requirements, lost certificates, dividend checks, 1099 forms, address changes or stock accounts should be directed to Equiserve at the above address or phone number.

Upon written request, Crescent will provide a copy free of charge of all financial statement exhibits not included in this Annual Report. Please request in writing at the following address:

Investor & Media Relations Department
Crescent Real Estate Equities Company
777 Main Street, Suite 2100
Fort Worth, TX 76102-5325

CRESCENT ONLINE
To learn more about Crescent and view our online Annual Report, please visit our website at www.crescent.com.

ANNUAL MEETING
The Annual Meeting of Shareholders of Crescent Real Estate Equities Company will be held June 13, 2005, at the Crescent Court Hotel, Dallas, Texas, at 10:00 am Central Daylight Savings Time.

STOCK EXCHANGE LISTING
New York Stock Exchange
New York, New York
Common Share Symbol: CEI

COMMON SHARE PRICE AND DIVIDENDS
Set forth below are the high and low sales prices per common share and the dividends per common share declared for each quarter of 2004 and 2003.

	PRICE		DECLARED
QUARTER ENDING FISCAL 2004	HIGH	LOW	DIVIDENDS
Mar. 31, 2004	$ 18.75	$ 17.31	$ 0.375
June 30, 2004	17.90	15.05	0.375
Sept. 30, 2004	16.58	15.37	0.375
Dec. 31, 2004	19.09	15.47	0.375

	PRICE		DECLARED
QUARTER ENDING FISCAL 2003	HIGH	LOW	DIVIDENDS
Mar. 31, 2003	$ 17.00	$ 13.60	$ 0.375
June 30, 2003	17.42	14.18	0.375
Sept. 30, 2003	17.30	14.22	0.375
Dec. 31, 2003	17.51	14.82	0.375

Crescent Real Estate Equities Company
777 Main Street, Suite 2100
Fort Worth, Texas 76102-5325
www.crescent.com